                            LUCENT TECHNOLOGIES INC.
                              600 MOUNTAIN AVENUE
                             MURRAY HILL, NJ 07974

                                                             September    , 2000

Dear Shareowner:

     I am pleased to report that the previously announced spinoff of Lucent's enterprise communications businesses is expected to become effective on September 30, 2000. Avaya Inc., a recently formed Delaware corporation that will own all these enterprise communications businesses, will commence operation on that day as an independent public company. Avaya's shares of common stock will be listed on the New York Stock Exchange under the symbol "AV."

     Holders of record of Lucent common stock as of the close of business on September 20, 2000, which will be the record date, will receive one share of Avaya common stock for every 12 shares of Lucent common stock held. No action is required on your part to receive your Avaya shares. You will not be required either to pay anything for the new shares or to surrender any shares of Lucent common stock.

     No fractional shares of Avaya common stock will be issued. If you otherwise would be entitled to a fractional share you will receive a check for the cash value thereof, which may be taxable to you. In due course you will be provided with information to enable you to compute your tax bases in both Lucent and Avaya common stock. Lucent has received a ruling from the Internal Revenue Service to the effect that, for U.S. Federal income tax purposes, the distribution of Avaya common stock is tax-free to Lucent and to you to the extent that you receive Avaya common stock.

     The enclosed information statement describes the distribution of shares of Avaya common stock and contains important information about Avaya, including financial statements. I suggest that you read it carefully. If you have any questions regarding the distribution, please contact Lucent's transfer agent, The Bank of New York, telephone (888) 582-3686 or +1 (908) 769-9611
(International), TDD or TTY: 1-800-711-7072, or send an e-mail to The Bank of New York at lu-shareholders-svcs@email.bony.com.

                                          Sincerely,

                                          RICHARD A. MCGINN
                                          Chairman and Chief Executive Officer

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 6, 2000

                             INFORMATION STATEMENT

                                  [AVAYA LOGO]

        DISTRIBUTION OF APPROXIMATELY 278,292,661 SHARES OF COMMON STOCK

     This information statement is being furnished in connection with the distribution by Lucent Technologies Inc. to holders of its common stock of all the outstanding shares of common stock of Avaya Inc. Lucent has transferred or will transfer to us its enterprise communications businesses described in this information statement.

     Shares of our common stock will be distributed to holders of Lucent common stock of record as of the close of business on September 20, 2000, which will be the record date. Each such holder will receive one share of our common stock for every 12 shares of Lucent common stock held on the record date. The distribution will be effective at 11:59 p.m. on September 30, 2000. Shareowners will receive cash in lieu of fractional shares, which may be taxable.

     No shareowner approval of the distribution is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy. Lucent shareowners will not be required to pay for the shares of our common stock to be received by them in the distribution, or to surrender or to exchange shares of Lucent common stock in order to receive our common stock, or to take any other action in connection with the distribution. Each share of our common stock distributed will be accompanied by one preferred stock purchase right. There is no current trading market for our common stock. We have been approved, subject to issuance, to list our common stock on the New York Stock Exchange under the symbol "AV."

     IN REVIEWING THIS INFORMATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION "RISK FACTORS" ON PAGES 14.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

                            ------------------------

     Shareowners of Lucent with inquiries related to the distribution should contact Lucent's transfer agent, The Bank of New York, P.O. Box 11009, Church Street, New York, New York 10286-1009, telephone (888) 582-3686 or +1 (908)
769-9611 (International), TDD or TTY 1-800-711-7072, or send an e-mail to The Bank of New York at lu-shareholders-svcs@email.bony.com.

         The date of this information statement is September   , 2000.

                             INFORMATION STATEMENT

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................     1
The Distribution............................................     8
Risk Factors................................................    14
Forward Looking Statements..................................    24
Dividend Policy.............................................    25
Capitalization..............................................    26
Selected Financial Information..............................    28
Unaudited Pro Forma Condensed Financial Statements..........    29
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    36
Business....................................................    53
Relationship Between Lucent and Our Company After the
  Distribution..............................................    84
Management..................................................    95
Ownership of Our Common Stock...............................   106
Description of Capital Stock................................   108
Related Transactions and Equity Investment..................   119
Shares Eligible for Future Sale.............................   122
Indemnification of Directors and Officers...................   123
Available Information.......................................   125
Index to Combined Financial Statements......................   F-1

                                    SUMMARY

     The following is a summary of some of the information contained in this information statement. In addition to this summary, we urge you to read the entire information statement carefully, especially the risks of investing in our common stock discussed under "Risk Factors" and our financial statements.

     We describe in this information statement the businesses to be contributed to us by Lucent Technologies Inc. immediately prior to the distribution, described under "-- The Distribution," as if they were our businesses for all historical periods described. Following the distribution, we will be an independent public company, and Lucent will have no continuing stock ownership in us. Accordingly, our historical financial results as part of Lucent contained herein may not reflect our financial results in the future as an independent company or what our financial results would have been had we been a stand-alone company during the periods presented.

                                  OUR COMPANY

     We are a leading provider of communications systems and software for enterprises, including businesses, government agencies and other organizations. We offer voice, converged voice and data, customer relationship management, messaging, multi-service networking and structured cabling products and services. Multi-service networking products are products that support network infrastructures which carry voice, video and data traffic over any of the protocols, or sets of procedures, supported by the Internet on local area and wide area data networks. A structured cabling system is a flexible cabling system designed to connect phones, workstations, personal computers, local area networks and other communications devices within a building or across one or more campuses.

     We are a worldwide leader in sales of messaging and structured cabling systems and a U.S. leader in sales of enterprise voice communications and call center systems. We are not a leader in multi-service networking products or in converged voice and data products. We have entered these product areas relatively recently, and our product portfolio is less complete than the portfolios of some of our competitors. We are implementing a strategy focused on these products. Our broad customer base includes approximately 78% of the Fortune 500 companies. In fiscal 1999, we had revenue of approximately $8.3 billion and net income of approximately $300 million.

     We support our customers with comprehensive global service offerings, including remote diagnostics testing of our advanced systems, installation of our products, on-site repair and maintenance. We believe our global service organization is an important consideration for customers purchasing our systems and software and is a source of significant revenue for us, primarily from maintenance contracts. We also offer professional services for customer relationship management and value-added services for the outsourcing of messaging and other portions of an enterprise's communications system.

     We intend to use our leadership positions in enterprise communications systems and software, our broad portfolio of products and services and strategic alliances with other technology and consulting services leaders to offer our customers comprehensive eBusiness communications solutions. By eBusiness, we mean the internal and external use of communications tools and electronic networks to interact, collaborate and transact business with an enterprise's customers, suppliers, partners and employees.

     We have historically operated as part of Lucent. In connection with our separation from Lucent, we are engaging in a comprehensive review of our operations, including our organizational structure, products and services and market segments. Based on this review, we expect to begin implementing a company-wide restructuring in the fourth quarter of fiscal 2000, with a view toward improving our profitability and business performance as a stand-alone company. After our restructuring plan is finalized and approved by our board of directors, we expect to record charges in connection with this plan of $700 million to $800 million in the fourth quarter of fiscal 2000. In addition, we expect to incur one time expenses during the first two quarters of fiscal 2001 in connection with our separation from Lucent and our establishment as an independent company in the range of $150 million to $200 million. As a result of our restructuring plan and strategic initiatives, we intend to:

     - reduce our costs of products and services;

     - reduce our corporate overhead expenses;

     - increase our investment in research and development;

     - implement a tax strategy tailored to our operations as a stand-alone company; and

     - increase our revenue growth by focusing our sales and product development efforts on the higher growth segments of our market.

     Lucent was formed from the systems and technology units that were formerly a part of AT&T Corp. and the research and development capabilities of Bell Laboratories. On September 30, 1996, Lucent became independent of AT&T when AT&T distributed all its Lucent shares to its shareowners in a tax-free spinoff. Lucent, as a whole, designs, develops and manufactures communications systems, software and products for enterprises, service providers and equipment manufacturers.

     Through this distribution, Lucent is spinning off its businesses primarily focused on enterprise communications, which are the businesses described in this information statement as our businesses. In fiscal year 1999, our businesses accounted for approximately 11% of Lucent's assets, 6% of Lucent's net income and 21% of Lucent's total revenue. Our businesses have exhibited different growth characteristics, customers, distribution channels and technological evolution than Lucent's other businesses which focused on service providers and equipment manufacturers. Those differences are expected to continue in the future. In particular, our traditional business, enterprise voice communications systems, is characterized by a relatively low industry growth rate, as compared to the pace of growth of the overall communications market. The market segments addressed by Lucent's businesses focused on service providers and equipment manufacturers are growing at significantly higher rates than the market segments of our traditional business. The separation will allow us to focus greater management attention and resources on opportunities for our businesses in the communications market, including opportunities in higher growth market areas, and to focus on better managing our cost structure. Lucent will similarly benefit by being able to focus on its retained businesses and its growth opportunities.

STRATEGY

     Our objective is to become the leading worldwide provider of communications solutions for enterprises operating in the rapidly changing eBusiness environment. To accomplish this goal, we are pursuing the following three major strategies:

     - improving our profitability and business performance by using the opportunities we believe are available to us as a stand-alone company;

     - capitalizing on near-term revenue growth opportunities in international sales, distribution and customer relationship management products and services; and

     - positioning ourselves to capitalize on long-term growth opportunities by focusing on advanced enterprise communications products that support eBusiness solutions, which we believe are the high growth areas of our market.

                                THE DISTRIBUTION

     Please see "The Distribution" for a more detailed description of the matters described below.

DISTRIBUTING COMPANY         Lucent Technologies Inc., one of the world's
                             leading designers, developers and manufacturers of communications systems, software and products.
                             Lucent currently operates in three major business segments: service provider networks, enterprise networks and microelectronics and communications technologies.

DISTRIBUTED COMPANY          Avaya Inc., which will own the enterprise
                             communications businesses formerly conducted by
                             Lucent and described in this information statement.
                             Please see "Management's Discussion and Analysis of
                             Financial Condition and Results of Operations" and
                             "Business" for a description of these businesses.

DISTRIBUTION RATIO           Each holder of Lucent common stock will receive a
                             dividend of one share of our common stock, and the associated preferred stock purchase right, for every 12 shares of Lucent common stock held on the record date.

SECURITIES TO BE
DISTRIBUTED                  Based on 3,339,511,932 shares of Lucent common
                             stock outstanding on June 30, 2000 and assuming no exercise of outstanding options, approximately
                             278,292,661 shares of our common stock, together with the associated preferred stock purchase rights, will be distributed. The shares of our common stock to be distributed will constitute all of the outstanding shares of our common stock immediately after the distribution. Lucent shareowners will not be required to pay for the shares of our common stock to be received by them in the distribution, or to surrender or exchange shares of Lucent common stock in order to receive our common stock, or to take any other action in connection with the distribution.

FRACTIONAL SHARES            Fractional shares of our common stock will not be
                             distributed. Fractional shares held by holders of record will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed ratably to those shareowners who would otherwise have received fractional interests. These proceeds may be taxable to those shareowners.

DISTRIBUTION AGENT,
TRANSFER AGENT AND
  REGISTRAR FOR THE SHARES   The Bank of New York will be the distribution
                             agent, transfer agent and registrar for the shares of our common stock.

RECORD DATE                  The record date is the close of business on
                             September 20, 2000.

DISTRIBUTION DATE            11:59 p.m. on September 30, 2000.

FEDERAL INCOME TAX
  CONSEQUENCES OF THE
  DISTRIBUTION               Lucent has received a ruling from the Internal
                             Revenue Service to the effect that the distribution will qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Internal
                             Revenue Code of 1986, as amended.

STOCK EXCHANGE LISTING       There is not currently a public market for our
                             common stock. We have been approved, subject to issuance, to list our common stock on the New York
                             Stock Exchange under the symbol "AV." It is anticipated that trading will commence on a when-issued basis prior to the distribution. When issued trading refers to a transaction made conditionally because the security has been authorized but not yet issued. On the first trading day following the distribution date, when-issued trading in respect of our common stock will end and regular-way trading will begin. Regular way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a transaction. We cannot predict the trading prices for our common stock before or after the distribution date, however, we believe the presence of a when-issued trading market prior to the distribution may have a stabilizing effect on the price of our common stock following the distribution.

ASSUMPTION OF LUCENT
  COMMERCIAL PAPER PROGRAM   Prior to the distribution, Lucent intends to issue
                             $700 million of short-term debt under a commercial paper program, which will be assumed by us at the distribution date. The $700 million of debt we will assume from Lucent represents the portion of Lucent's liabilities that Lucent has determined should be attributed to our businesses. We may assume additional debt under the commercial paper program to the extent additional debt is incurred by Lucent under the program to fund restructuring or separation costs and expenses that we may incur prior to the distribution. We may also assume additional debt under the program for our working capital if there is a substantial increase in our working capital over our current plan prior to the distribution. We also will assume Lucent's obligations under two related revolving credit facilities. Upon the distribution, Lucent will be relieved of all obligations under the program.
                             Accordingly, upon the distribution, we will become obligated to satisfy all payments and other terms of this commercial paper program and the related revolving credit facilities.

RELATIONSHIP BETWEEN LUCENT
  AND US AFTER THE
  DISTRIBUTION               Following the distribution, we will be an
                             independent public company, and Lucent will have no continuing stock ownership interest in us. Prior to the distribution, we and Lucent will enter into a Contribution and Distribution Agreement and several ancillary agreements for the purpose of accomplishing the contribution of Lucent's enterprise communications businesses to us and the distribution of our common stock to Lucent's shareowners. These agreements also will govern our relationship with Lucent subsequent to the distribution and provide for the allocation of employee benefit, tax and some other liabilities and obligations attributable to periods prior to the distribution. These agreements also include arrangements with respect to intellectual property, interim services and a number of on-going commercial relationships, including product supply arrangements. The Contribution and Distribution
                             Agreement includes an agreement that we generally will indemnify Lucent against liabilities arising out of its enterprise communications businesses being transferred to us and that Lucent generally will indemnify us against liabilities arising out of Lucent's retained businesses. Please see "Relationship
                             Between Lucent and Our Company After the
                             Distribution" for a more detailed description of these agreements.

POST-DISTRIBUTION DIVIDEND
  POLICY We do not anticipate paying any dividends on our common stock in the foreseeable future. The payment and amount of dividends by us after the distribution, however, will be subject to the discretion of our board of directors.

ANTI-TAKEOVER EFFECTS        Under the terms of the Contribution and
                             Distribution Agreement, if a change of control of us occurs prior to the third anniversary of the date of the distribution, Lucent could terminate or cause us to reconvey some of the rights, including important intellectual property rights, granted under the agreements which we are entering into with Lucent. This may discourage a change of control transaction during that period. In addition, some provisions of our certificate of incorporation and by-laws, as each will be in effect following the distribution, may have the effect of making more difficult an acquisition of control of us in a transaction not approved by our board of directors. Our rights agreement also will make more difficult an acquisition of control of us in a transaction not approved by our board of directors.

RISK FACTORS                 Shareowners should carefully consider the matters
                             discussed under "Risk Factors."

OUR PRINCIPAL EXECUTIVE
OFFICES                      211 Mount Airy Road
                             Basking Ridge, NJ 07920
                             (908) 953-6000

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

     The following table sets forth our summary historical and pro forma financial information derived from our audited combined financial statements for the fiscal years ended and as of September 30, 1997, 1998 and 1999, our unaudited interim combined financial statements for the nine months ended and as of June 30, 2000, and our unaudited pro forma condensed financial statements included elsewhere in this information statement. Such summary financial information may not be indicative of our future performance as an independent company. In our opinion, all adjustments, which consist only of normal and recurring accruals, considered necessary for a fair presentation have been included in our unaudited combined financial statements. The unaudited pro forma combined financial statements were prepared as if the distribution and related transactions had occurred as of June 30, 2000 for the unaudited pro forma condensed balance sheet, and as of October 1, 1998, for the unaudited pro forma condensed statements of income. Our fiscal year ends on September 30 each year. The summary financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the unaudited pro forma condensed financial statements and the notes thereto and the combined financial statements and the notes thereto included elsewhere in this information statement.

     The pro forma balance sheet gives effect to the assumption by us from Lucent of $700 million of short-term debt under a commercial paper program that Lucent will enter into prior to the distribution. We may assume additional debt under the commercial paper program to the extent additional debt is incurred by Lucent under the program to fund restructuring or separation costs and expenses that we may incur prior to the distribution. We may also assume additional debt under the program for our working capital if there is a substantial increase in our working capital over our current plan prior to the distribution. Upon the distribution, Lucent will be relieved of all obligations under the program. In addition, we currently anticipate requiring approximately $600 million of additional financing over the next eight months to fund costs and expenses in connection with the planned restructuring and separation, including the portion of these costs and expenses that we may incur prior to the distribution. We have not yet finalized the type of this additional financing. After the distribution, we may refinance all or a part of the commercial paper program with long-term or other short-term debt.

     The pro forma balance sheet includes the impact of the estimated net assets and deferred taxes we will receive in connection with Lucent's prepaid pension costs and long-term postretirement liabilities associated with the related employees that will be transferred to us at the date of distribution. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable. Please see the notes to unaudited pro forma condensed financial statements for a discussion of how these adjustments are presented in the pro forma financial statements.

     The pro forma financial information does not reflect many significant changes that may occur after the distribution in our financing plans and cost structure, including costs or savings related to our planned restructuring or our manufacturing initiative. In particular, we have not made adjustments for our anticipated requirement for approximately $600 million of additional financing over the next eight months.

     The pro forma balance sheet also does not include the impact of the $400 million we expect to receive for the 4,000,000 shares of Series B convertible participating preferred stock and the warrants to purchase shares of our common stock we expect to issue upon consummation of the equity investment by Warburg, Pincus Equity Partners, L.P. and related investment funds after completion of the distribution. No amounts have yet been ascribed to potential beneficial conversion features, as described in the "Unaudited Pro Forma Condensed Financial Statements," which amounts will only be determinable after the distribution. The conversion features, the accretion to liquidation value for the Series B convertible participating preferred stock and any beneficial conversion features will dilute both basic and diluted earnings per share. For a more detailed description of this equity investment, please see "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" and "Related Transactions and Equity Investment."

                                                   PRO FORMA    HISTORICAL      PRO FORMA               HISTORICAL
                                                  NINE MONTHS   NINE MONTHS    FISCAL YEAR           FISCAL YEAR ENDED
                                                     ENDED         ENDED          ENDED                SEPTEMBER 30,
                                                   JUNE 30,      JUNE 30,     SEPTEMBER 30, -----------------------------------
                                                     2000          2000           1999         1999        1998        1997
                                                  -----------   -----------   -------------    ----        ----        ----
                                                  (UNAUDITED)   (UNAUDITED)    (UNAUDITED)
                                                                              (DOLLARS IN MILLIONS)
STATEMENT OF INCOME INFORMATION:
Revenue..........................................   $5,664        $5,664         $8,268       $8,268      $7,754      $6,413
Costs............................................    3,152         3,152          4,564        4,564       4,107       3,285
Gross margin.....................................    2,512         2,512          3,704        3,704       3,647       3,128
Operating expenses:
  Selling, general and administrative............    1,880         1,880          2,795        2,795       2,609       2,186
  Research and development.......................      350           350            540          540         423         346
  Purchased in-process research and
    development..................................       --            --             --           --         306         472
Total operating expenses.........................    2,230         2,230          3,335        3,335       3,338       3,004
Operating income.................................      282           282            369          369         309         124
Other income -- net..............................       54            54             28           28          25          17
Interest expense.................................       59            59             90           90          94          59
Provision for income taxes.......................      109           109            121          121         197         230
Income (loss) before cumulative effect of
  accounting change..............................      168           168            186          186          43        (148)
Cumulative effect of accounting change (net of
  income taxes of $62 for the year ended
  September 30, 1999)............................       --            --             96           96          --          --
Net income (loss)................................      168           168            282          282          43        (148)
BALANCE SHEET INFORMATION:
Total assets.....................................    4,609         4,076                       4,239       4,177       3,340
Total debt.......................................      704             4                          10          14          25

                                THE DISTRIBUTION

GENERAL

     The board of directors of Lucent has approved the distribution of all of the outstanding shares of our common stock to the holders of Lucent common stock. In the distribution, each holder of Lucent common stock will receive as a dividend one share of our common stock and an associated preferred stock purchase right for every 12 shares of Lucent common stock held on September 20, 2000, which will be the record date. Please see "Description of Capital
Stock -- Rights Agreement" for a description of these rights.

MANNER OF EFFECTING THE DISTRIBUTION

     The general terms and conditions relating to the distribution are set forth in the Contribution and Distribution Agreement between us and Lucent. Under the Contribution and Distribution Agreement, the distribution will be effective at 11:59 p.m. on the distribution date, September 30, 2000. For most Lucent shareowners who own Lucent common stock in registered form or participate in The Bank of New York's BuyDIRECT(SM) program on the record date, our transfer agent will credit their shares of Avaya common stock to book entry accounts established to hold their Avaya common stock. Our distribution agent will send these shareowners a statement reflecting their Avaya common stock ownership. Book entry refers to a method of recording stock ownership in our records in which no physical certificates are used. For shareowners who own Lucent common stock through a broker or other nominee their shares of Avaya common stock will be credited to these shareowners' accounts by the broker or other nominee. As further discussed below, fractional shares will not be distributed. A delivery of a share of our common stock in connection with the distribution also will constitute the delivery of the preferred stock purchase right associated with such share. These rights are intended to have anti-takeover effects. The existence of the rights may deter a potential acquiror from making a takeover proposal or a tender offer. For a more detail discussion of these rights, please see "Description of Capital Stock -- Rights Agreement." Following the distribution, shareowners whose shares are held in book entry form may request that their shares of our common stock be transferred to a brokerage or other account at any time, as well as delivery of physical stock certificates for their shares, in each case without charge.

     LUCENT SHAREOWNERS WILL NOT BE REQUIRED TO PAY FOR SHARES OF OUR COMMON STOCK RECEIVED IN THE DISTRIBUTION, OR TO SURRENDER OR EXCHANGE SHARES OF LUCENT COMMON STOCK IN ORDER TO RECEIVE OUR COMMON STOCK, OR TO TAKE ANY OTHER ACTION IN CONNECTION WITH THE DISTRIBUTION. NO VOTE OF LUCENT SHAREOWNERS IS REQUIRED OR SOUGHT IN CONNECTION WITH THE DISTRIBUTION, AND LUCENT SHAREOWNERS HAVE NO APPRAISAL RIGHTS IN CONNECTION WITH THE DISTRIBUTION.

     Fractional shares of our common stock will not be issued to Lucent shareowners as part of the distribution nor credited to book entry accounts. In lieu of receiving fractional shares, each holder of Lucent common stock who would otherwise be entitled to receive a fractional share of our common stock will receive cash for the fractional interest, which may be taxable to such holder. For an explanation of the tax consequences of the distribution, please see "-- Federal Income Tax Consequences of the Distribution." The distribution
agent will, as soon as practicable after the distribution date,       aggregate
fractional shares held by holders of record into whole shares and sell them in the open market at the prevailing market prices and distribute the aggregate proceeds, net of brokerage fees, ratably to Lucent shareowners otherwise entitled to fractional interests. The amount of this payment will depend on the prices at which the aggregated fractional shares are sold by the distribution agent in the open market shortly after the distribution date. We will be responsible for any payment of brokerage fees. The amount of these brokerage fees is not expected to be material to us.

     In addition, at the time of the distribution, each outstanding unvested option to purchase Lucent common stock held by our employees on the distribution date will be converted into a similar option for our common stock.

     In order to be entitled to receive shares of our common stock in the distribution, Lucent shareowners must be shareowners at the close of business on the record date, September 20, 2000.

     The chart set forth below illustrates the distribution ratio by showing the number of our shares and/or the amount of cash that a Lucent shareowner would receive pursuant to the distribution for varying amounts of Lucent shares held as of the record date for the distribution assuming a distribution ratio of one share of our common stock for every 12 shares of Lucent common stock held.

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SHARES OF LUCENT
COMMON STOCK                  10 Shares               12 Shares               20 Shares               48 Shares
----------------              ---------               ---------               ---------               ---------
----------------------------------------------------------------------------------------------------------------------
 SHARES OF OUR COMMON   0 shares of our common  1 share of our common   1 share of our common   4 shares of our common
 STOCK TO BE RECEIVED   stock and cash for .83  stock and no cash       stock and cash for .67  stock and no cash
 UPON DISTRIBUTION      fractional share                                fractional share
----------------------------------------------------------------------------------------------------------------------

     Because the distribution will be effected in the manner described above, many of our shareowners may hold odd lots, or blocks of less than 100, of our shares. An investor selling an odd lot may be required to pay a higher commission rate than an investor selling round lots, or blocks of 100 shares.

REASONS FOR THE DISTRIBUTION

     Lucent's board of directors has determined that separation of our businesses from Lucent's other businesses is in the best interests of Lucent and its shareowners. The separation will allow us to focus greater management attention and resources on opportunities for our businesses in the communications market and to focus on better managing our cost structure. Lucent will similarly benefit by being able to focus on its retained businesses and their growth opportunities.

     In deciding how to achieve Lucent's business purpose of separating our businesses from Lucent's, Lucent determined that a spin-off of our business was the only transaction that would be nontaxable, practical and not unduly expensive. In determining that the separation is in the best interests of Lucent and its shareowners, Lucent's board of directors considered the potential negative effect of restrictions, due to tax considerations caused by the spin-off, on significant stock transactions for both Lucent and us following the distribution. These tax considerations are more fully discussed under "-- Federal Tax Consequences of the Distribution."

     DIFFERENT BUSINESSES

     Lucent currently operates in the three major business segments described below.

     - Service Provider Networks. This segment is comprised of businesses that provide public networking systems and software to communications service providers and public network operators around the world.

     - Enterprise Networks. This segment is primarily comprised of the businesses described in this information statement under "Business," which provide communications systems and software for enterprises around the world, including businesses, government agencies and other organizations.

     - Microelectronics and Communications Technologies. This segment is comprised of businesses that provide high-performance integrated circuits, power systems and optoelectronic components to communications service providers and equipment manufacturers for applications in the communications and computing industries.

     Our businesses have exhibited different growth characteristics, customers, distribution channels and technological evolution than Lucent's other two segments. Those differences are expected to continue in the future. Lucent's management believes that the different businesses require inherently different strategies in order to maximize their long-term value. Consequently, Lucent's current structure, which involves the operation of each of these segments under a single corporate entity, is not the most effective structure to design and implement the distinct strategies necessary to operate each segment successfully in a manner that maximizes its long-term value.

     GROWTH RATES

     Our traditional business, enterprise voice communications systems, is characterized by a relatively low industry growth rate, as compared to the pace of growth of the overall communications market. The market segments addressed by Lucent's other two segments are growing at significantly higher rates than the market segments of our traditional business. Although our revenue increased by approximately 6% in fiscal 1999 over fiscal 1998, the remainder of Lucent's revenue grew in excess of 20% during the same period. We believe that our separation from Lucent will allow us to focus our management and research and development investments on higher growth segments of our market, while better managing our cost structure.

     CUSTOMERS AND DISTRIBUTION CHANNELS

     Our customers are principally businesses, government agencies and other organizations that use communications systems, software and services. We generally produce a much larger number of sales transactions, among a much larger number of customers, with a much smaller average dollar value, than the other Lucent segments. We reach our customers through a direct sales force and through indirect distribution channels, including a network of distributors, dealers, value-added resellers and systems integrators.

     By contrast, the customers of Lucent's service provider networks segment are mainly the communications service providers that provide the worldwide communications infrastructure. The customers of Lucent's microelectronics and communications technologies segments are service providers and equipment manufacturers, including Lucent, that develop and manufacture communications equipment. The central need of those customers is for reliable, scalable, open-standard platforms for providing communications services and interacting with end-users of communications services. These segments generally have fewer customers, and fewer sales transactions that have much larger average dollar values, than we do. Lucent largely reaches those customers primarily through its worldwide direct sales force.

     TECHNOLOGY

     The technology we use is different from the technology used by the other two Lucent segments and technological evolution in our markets is of a different type. Key technology developments for us are the development of eBusiness communications solutions for enterprises to enable them to improve their performance and converged voice and data solutions that can efficiently handle an enterprise's voice and data traffic as well as the evolution of our existing voice communications systems, applications and products. By eBusiness, we mean the internal and external use of communications tools and electronic networks, to interact, collaborate and transact business with an enterprise's customers, suppliers, partners and employees. Our research and development spending will be more focused on these product development areas in higher growth segments of our market than on basic research. The focus of technological change in Lucent's other two segments, however, is on high-speed infrastructure, next generation components, networks and systems. Basic research underpins the scientific advances that fuel these new products.

     ADDITIONAL BENEFITS

     We believe several additional benefits may result from the separation. The ability for each of Lucent and us to pursue acquisitions and other investment opportunities is expected to be enhanced by providing differentiated access to the capital markets, such as using our own common stock for a transaction. Each of Lucent and us will also be able to create more focused acquisition strategies that meet the different needs of the businesses, as set forth above. Finally, we believe there are opportunities to improve our profitability and our business performance as a stand-alone company.

INTERESTS OF PERSONS IN THE DISTRIBUTION

     Two of our director-nominees, Mr. Henry B. Schacht and Mr. Franklin A. Thomas are members of the Lucent board of directors and voted to approve the distribution. Upon becoming chairman of our board of directors, Mr. Schacht will resign from the Lucent board of directors. For his service as chairman of our board of directors, Mr. Schacht will receive, at the distribution, an option to acquire shares of our common stock equal to 48,500 Lucent shares at an exercise price of $42.00, converted into an option to acquire our common stock at the same ratio as all other unvested Lucent options. Mr. Thomas will not resign from the Lucent board of directors at the time of the distribution. Please see "Management -- Executive Compensation."

RESULTS OF THE DISTRIBUTION

     After the distribution, we will be an independent public company owning and operating what has previously been Lucent's enterprise communications businesses. Immediately after the distribution, we expect to have approximately 5 million holders of record of shares of our common stock and approximately 278,292,661 shares of our common stock outstanding, based on the number of record shareowners and outstanding shares of Lucent common stock on June 30, 2000 and assuming no exercise of outstanding options, and after giving effect to the delivery to shareowners of cash in lieu of fractional shares of our common stock. The actual number of shares to be distributed will be determined on the record date. Thereafter, upon consummation of our transaction with Warburg, Pincus Equity Partners, L.P. and related investment funds, these investors will own 4,000,000 shares of our Series B convertible participating preferred stock as well as warrants to purchase shares of our common stock. For a more detailed description of this equity investment, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Related Transactions and Equity Investment."

     For information regarding options to purchase our common stock that will be outstanding after the distribution, see "Relationship Between Lucent and Our Company After the Distribution -- Employee Benefits Agreement and Plans" and "Management." Prior to the distribution, we will enter into several agreements with Lucent in connection with, among other things, intellectual property, interim services and a number of on-going commercial relationships, including product supply arrangements. For a more detailed description of these agreements, please see "Relationship Between Lucent and Our Company After the Distribution."

     The distribution will not affect the number of outstanding shares of Lucent common stock or any rights of Lucent shareowners. Certificates representing outstanding shares of Lucent common stock also will continue to represent rights to purchase shares of Lucent's Series A junior participating preferred stock, par value $1.00 per share, pursuant to the Rights Agreement, dated as of April 4, 1996, as amended, between Lucent and The Bank of New York, as rights agent.

     The chart below sets forth the businesses of Lucent before and after the distribution.

[Lucent Businesses Chart]

     Lucent has recently announced plans to spin-off its microelectronics business, which includes the optoelectronics components and integrated circuits divisions, into a separate company.

ASSUMPTION OF LUCENT COMMERCIAL PAPER PROGRAM

     Prior to the distribution, Lucent intends to issue $700 million of short-term debt under a commercial paper program, which will be assumed by us at the distribution date. The $700 million of debt we will assume from Lucent represents the portion of Lucent's liabilities that Lucent has determined should be attributed to our businesses. We may assume additional debt under the commercial paper program to the extent additional debt is incurred by Lucent under the program to fund restructuring or separation costs and expenses we may incur prior to the distribution or our working capital if there is a substantial increase in our working capital over our current plan prior to the distribution. We will also assume Lucent's obligations under two related revolving credit facilities. Upon the distribution, Lucent will be relieved of all obligations under the program. Accordingly, upon the distribution, we will become obligated to satisfy all payments and other terms of this commercial paper program and the related revolving credit facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a more detailed discussion of our restructuring, the commercial paper program and the related revolving credit facilities.

FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

     Lucent has received a ruling from the Internal Revenue Service, or the IRS, to the effect that the distribution will qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code, or the Code. The ruling provides that for U.S. Federal income tax purposes:

     - Lucent will not recognize any gain or loss upon the distribution;

     - no gain or loss will be recognized by, or be includible in the income of, a shareowner of Lucent common stock solely as the result of the receipt of our common stock in the distribution, except, as described below, in connection with cash received in lieu of fractional shares of our common stock;

     - the basis of the Lucent common stock and our common stock in the hands of Lucent's shareowners immediately after the distribution will be the same as the basis of the Lucent common stock immediately before the distribution, allocated between the common stock of Lucent and us in proportion to their relative fair market values on the date of the distribution;

     - the holding period of our common stock received by Lucent shareowners will include the holding period of their Lucent common stock, provided that such Lucent common stock is held as a capital asset on the date of the distribution; and

     - shareowners of Lucent who receive cash from the distribution agent in respect of fractional shares will recognize gain or loss on the sale of the fractional share interest equal to the difference between the cash received and the holder's basis in such fractional share interest. Such gain or loss will be capital gain or loss to such holder, provided the fractional share interest is a capital asset in the hands of such holder.

     Although the ruling relating to the qualification of the distribution as a tax-free transaction is generally binding on the IRS, the continuing validity of the ruling is subject to factual representations and assumptions. Lucent and we are not aware of any facts or circumstances that would cause such representations and assumptions to be untrue.

     If the distribution were not to qualify as a tax-free transaction, Lucent would recognize taxable gain equal to the excess of the fair market value of our common stock distributed to Lucent shareowners over Lucent's tax basis in our common stock. In addition, each shareowner who receives our common stock in the distribution would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of our common stock received.

     Even if the distribution otherwise qualifies for tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code, it may be disqualified as tax-free to Lucent under Section 355(e) of the Code if 50% or more of the stock of Lucent or us is acquired as part of a plan or series of related transactions that include the distribution. For this purpose, any acquisitions of our stock or Lucent's stock within two years before or after the distribution are presumed to be part of such a plan, although Lucent or we may be able to rebut that presumption. If such an acquisition of our stock or Lucent's stock triggers the application of
Section 355(e), Lucent would recognize taxable gain as described above but the distribution would generally be tax-free to each Lucent shareowner. Under the tax sharing agreement between Lucent and us, we would be required to indemnify Lucent against that taxable gain if it were triggered by an acquisition of our stock. Please see "Relationship Between Lucent and Our Company After the
Distribution -- Tax Sharing Agreement" for a more detailed discussion of the tax sharing agreement between Lucent and us.

     U.S. Treasury regulations require each Lucent shareowner that receives shares of our stock in the distribution to attach to the shareowner's U.S. Federal income tax return for the year in which such stock is received a detailed statement setting forth such data as may be appropriate to show the applicability of Section 355 of the Code to the distribution. Within a reasonable period of time after the distribution, Lucent will provide its shareowners who receive our common stock pursuant to the distribution with the information necessary to comply with such requirement.

     EACH LUCENT SHAREOWNER SHOULD CONSULT HIS OR HER TAX ADVISER ABOUT THE PARTICULAR CONSEQUENCES OF THE DISTRIBUTION TO SUCH SHAREOWNER, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS, AND POSSIBLE CHANGES IN TAX LAW THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

LISTING AND TRADING OF OUR COMMON STOCK

     There is not currently a public market for our common stock. We have been approved, subject to issuance, to list our common stock on the New York Stock Exchange under the symbol "AV." It is anticipated that trading will commence on a when-issued basis prior to the distribution. When issued trading refers to a transaction made conditionally because the security has been authorized but not yet issued. On the first trading day following the distribution date, when-issued trading in our common stock will end and regular-way trading will begin. Regular way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a transaction.

     We cannot assure you as to the price at which our common stock will trade before, on or after the distribution date. Although the price at which such stock trades may fluctuate significantly until our common stock is fully distributed and an orderly market develops, we believe the presence of a when-issued trading market may have a stabilizing effect on the price of our common stock following the distribution. In addition, the combined trading prices of our common stock and Lucent common stock held by shareowners after the distribution may be less than, equal to or greater than the trading price of Lucent common stock prior to the distribution.

     The shares distributed to Lucent shareowners will be freely transferable, except for shares received by people who may have a special relationship or affiliation with us. People who may be considered our affiliates after the distribution generally include individuals or entities that control, are controlled by, or are under common control with us. This may include some or all of our officers and directors. Persons who are our affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act of 1933, as amended, or an exemption from the registration requirements of the Securities Act, such as exemptions afforded by Section 4(2) of the Securities Act or Rule 144 thereunder.

REASON FOR FURNISHING THIS INFORMATION STATEMENT

     This information statement is being furnished by Lucent solely to provide information to shareowners of Lucent who will receive shares of our common stock in the distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of our securities. The information contained in this information statement is believed by us to be accurate as of the date set forth on its cover. Changes may occur after that date, and we will not update the information except in the normal course of our respective public disclosure obligations and practices.

                                  RISK FACTORS

     You should carefully consider the following risk factors and all the other information contained in this information statement in evaluating us and our common stock.

RISKS RELATED TO OUR SEPARATION FROM LUCENT

     WE HAVE NO HISTORY OPERATING AS AN INDEPENDENT COMPANY, AND WE MAY BE UNABLE TO MAKE THE CHANGES NECESSARY TO OPERATE AS A STAND-ALONE BUSINESS, OR WE MAY INCUR GREATER COSTS AS A STAND-ALONE COMPANY THAT MAY CAUSE OUR PROFITABILITY TO DECLINE. Prior to the distribution, our businesses were operated by Lucent as a segment of its broader corporate organization rather than as a stand-alone company. Lucent assisted us by providing financing, particularly for acquisitions, as well as providing corporate functions such as negotiating acquisitions and legal and tax functions. Following the distribution, Lucent will have no obligation to provide assistance to us other than the interim services which will be provided by Lucent and which are described in "Relationship Between Lucent and Our Company After the Distribution." These interim services include, among others, various data processing and telecommunications services and corporate support services, including accounting, financial management, tax, payroll, legal, human resources administration, procurement and other general support. Because our businesses have never been operated as an independent company, we cannot assure you that we will be able to successfully implement the changes necessary to operate independently or that we will not incur additional costs operating independently that will cause our profitability to decline.

     We are in the process of creating our own, or engaging third parties to provide, systems and business functions to replace many of the systems and business functions Lucent provides us. We may not be successful in implementing these systems and business functions or in transitioning data from Lucent's systems to ours. If we do not have in place our own systems and business functions or if we do not have agreements with other service providers once our interim services agreement with Lucent expires, we may not be able to effectively operate our business and our profitability may decline.

     OUR HISTORICAL FINANCIAL INFORMATION MAY NOT BE REPRESENTATIVE OF OUR RESULTS AS A SEPARATE COMPANY AND, THEREFORE, MAY NOT BE RELIABLE AS AN INDICATOR OF OUR HISTORICAL OR FUTURE RESULTS. The historical financial information we have included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been a stand-alone company during the periods presented or what our results of operations, financial position and cash flows will be in the future. This is because:

     - our combined financial statements reflect allocations, primarily with respect to corporate overhead and basic research, for services provided to us by Lucent, which allocations may not reflect the costs we will incur for similar services as a stand-alone company; and

     - the information does not reflect changes that we expect to occur in the future as a result of our separation from Lucent, including changes in how we fund our operations, conduct research and development and tax and employee matters.

     In addition, our combined financial statements include assets, liabilities, revenue and expenses which were not historically recorded at the level of the businesses transferred to us. For example, historically all financing was done by Lucent at the parent level. Our combined financial statements, however, reflect an estimated amount of interest expense that we believe we would have incurred had we been a stand-alone company during the periods presented. We cannot assure you that this estimated amount of interest expense or the other allocations and estimates we have used to create our combined financial statements are indicative of the actual amounts we would have incurred as a stand-alone company. Therefore, our combined financial statements may not be indicative of our future performance as an independent company. For additional information about our past financial performance and the basis of presentation of our combined financial statements, including our estimates of interest expense, please see "Selected Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of

Operations" and our combined financial statements and the notes thereto included elsewhere in this information statement.

     AT THE DISTRIBUTION WE WILL ASSUME A SIGNIFICANT AMOUNT OF DEBT AND MAY SUBSTANTIALLY INCREASE OUR DEBT IN THE FUTURE, WHICH COULD SUBJECT US TO VARIOUS RESTRICTIONS AND HIGHER INTEREST COSTS, AND DECREASE OUR PROFITABILITY. Because historically Lucent provided financing to us and incurred debt at the parent level, our combined financial statements do not include debt. For purposes of including an estimated amount of interest expense that we may have incurred as a stand-alone company, we have made assumptions regarding the average debt balances outstanding and the interest rates for this debt. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" for details about these assumptions. Prior to the distribution, Lucent intends to issue $700 million of short-term debt under a commercial paper program, which we will assume at the distribution date. We have not yet finalized the amount of the commercial paper program, but do not expect the aggregate amount of the program to exceed $1.7 billion. We may assume additional debt under the commercial paper program to the extent additional debt is incurred by Lucent under the program to fund restructuring or separation costs and expenses that we may incur prior to the distribution. We may also assume additional debt under the program for our working capital if there is a substantial increase in our working capital over our current plan prior to the distribution. Lucent will retain the proceeds of all borrowings under this commercial paper program made prior to the distribution and upon the distribution will be relieved of all obligations under the program. In addition, we intend to enter into two unsecured revolving credit facilities with third party financial institutions, a 364-day credit facility and a five-year credit facility. We have not yet finalized the amount of these credit facilities, but do not expect the amount of the two facilities to exceed $1.7 billion in the aggregate. Lucent will initially be a party to each of these credit facilities, but will have no obligations thereunder following the distribution. We will be able to borrow funds under these facilities for general corporate purposes, including for the support of the commercial paper program or repayment of other debt, working capital and acquisitions.

     We may substantially increase our debt in the future. We currently anticipate requiring approximately $600 million of additional financing over the next eight months to fund costs and expenses in connection with the planned restructuring and separation. If our cash flow from operations is less than we expect, we may require more financing. We may from time to time issue additional commercial paper under our commercial paper program, if the market permits such borrowings, make borrowings under our revolving credit facilities or issue other long or short-term debt, if available. We intend to file a debt shelf registration statement in order to be able to access the capital to fund our operations. The commercial paper program and future indebtedness may impose various restrictions and covenants on us which could limit our ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities. We also may incur higher than expected interest expense in servicing our debt, which would decrease our profitability.

     WE COULD INCUR SIGNIFICANT TAX LIABILITY IF THE CONTRIBUTION OR THE DISTRIBUTION DOES NOT QUALIFY FOR TAX-FREE TREATMENT, WHICH COULD REQUIRE US TO PAY LUCENT A SUBSTANTIAL AMOUNT OF MONEY. Lucent and the Lucent shareowners could incur significant tax liability if the contribution of the businesses or the distribution described in this information statement do not qualify for tax-free treatment. Should this occur, we could be jointly and severally liable for, and could be required to indemnify and pay Lucent for, taxes imposed upon Lucent with respect to the contribution or the distribution.

     Lucent has received a private letter ruling from the Internal Revenue Service indicating that the contribution of these businesses and the distribution would not be taxable to Lucent or its shareowners. For a more complete discussion of the ruling and the tax consequences of the distribution being taxable, please see "The Distribution -- Federal Income Tax Consequences."

     Although any U.S. Federal income taxes imposed in connection with the distribution generally would be imposed on Lucent and its shareowners, we would be liable for all or a portion of such taxes in the circumstances described below. First, as part of the distribution, Lucent and we will enter into a tax sharing agreement. This agreement will generally allocate, between Lucent and us, the taxes and liabilities relating to the failure of the contribution or the distribution to be tax-free. In addition, under the tax sharing agreement, if the distribution fails to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code because of an acquisition of our stock or assets, or some other actions of ours, then we will be solely liable for any resulting corporate taxes. For a more complete discussion of the allocation of taxes and liabilities between Lucent and us under the tax sharing agreement, please see "Relationship Between Lucent and Our Company After the Distribution -- Tax Sharing Agreement." Second, aside from the tax sharing agreement, under U.S. Federal income tax laws, we and Lucent would be jointly and severally liable for Lucent's Federal income taxes resulting from the distribution being taxable. This means that even if we do not have to indemnify Lucent for any tax liabilities if the contribution or the distribution fails to be tax-free, we may still be liable for any part of, including the whole amount of, these liabilities and expenses if Lucent fails to pay them.

     BECAUSE THERE HAS NOT BEEN ANY PUBLIC MARKET FOR OUR COMMON STOCK AND OUR STOCK MAY BE CONSIDERED A TECHNOLOGY STOCK, THE MARKET PRICE AND TRADING VOLUME OF OUR COMMON STOCK MAY BE VOLATILE, AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE INITIAL MARKET PRICE OF OUR STOCK FOLLOWING THE DISTRIBUTION. Prior to the distribution, there has been no trading market for our common stock. Accordingly, we cannot predict the extent to which investors' interest will lead to a liquid trading market or whether the market price of our common stock will be volatile. The combined trading prices of Lucent common stock and our common stock after the distribution may be less than, equal to or greater than the trading price of Lucent common stock prior to the distribution. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risk factors listed in this information statement or for reasons unrelated to our specific performance. Our common stock may be considered a technology stock by investors. Technology stocks have recently experienced extreme price and volume fluctuations. Therefore, the market price and trading volume of our common stock also may be extremely volatile.

     A NUMBER OF OUR SHARES ARE OR WILL BE ELIGIBLE FOR FUTURE SALE, WHICH MAY CAUSE OUR STOCK PRICE TO DECLINE. Any sales of substantial amounts of our common stock in the public market or the exercise of substantial amounts of options or warrants or the conversion of the 4,000,000 shares of our Series B convertible participating preferred stock, or the perception that such sales, exercises or conversions might occur, whether as a result of the distribution or otherwise, could cause the market price of our common stock to decline. Upon completion of the distribution, we will have outstanding an aggregate of 278,292,661 shares of our common stock, based upon the shares of Lucent common stock outstanding on June 30, 2000, and assuming no exercise of outstanding options. All of these shares will be freely tradeable without restriction or further registration under the Securities Act, unless the shares are owned by one of our "affiliates," as that term is defined in Rule 405 under the Securities Act. As of August 4, 2000, unvested options to purchase approximately 33,300,000 shares of Lucent common stock were outstanding and held by Lucent employees who are expected to become our employees as of the distribution. It is estimated that as a result of the distribution these options would represent options to purchase approximately 56,000,000 of our shares of common stock, or approximately 20.1 % of our outstanding stock; however, the actual amount will not be determined until after the distribution. This concentration of stock options relative to the amount of our common stock outstanding will have a dilutive effect on our earnings per share which could adversely affect the market price of our common stock. From time to time, we will issue additional options to our employees under our existing plans and under new plans we may adopt. Also as of August 4, 2000, approximately 500,000 restricted stock units were held by Lucent employees who are expected to become our employees as of the distribution, and it is estimated that these restricted stock units will convert into approximately 840,000 restricted stock units of our company. Further, holders of our Series B convertible participating preferred stock may convert these preferred shares into common stock at any time and the warrants to be sold to Warburg, Pincus Equity Partners, L.P. and related investment funds are immediately exercisable. Please see "Description of Capital Stock" for a description of the amount of our common stock into which the Series B convertible participating preferred stock may be converted or for which the warrants may be exercised.

RISKS RELATING TO OUR BUSINESS

     OUR PRODUCT REVENUE HAS BEEN DECLINING, AND IF WE DO NOT SUCCESSFULLY IMPLEMENT OUR STRATEGY TO EXPAND OUR SALES IN MARKET SEGMENTS WITH HIGHER GROWTH RATES, OUR REVENUE MAY CONTINUE TO DECLINE AND WE MAY NOT BE PROFITABLE. We have been experiencing declines in revenue from our traditional business, enterprise voice communications products, which represented 53% of total product revenue in fiscal 1999. We expect, based on various industry reports, the compound annual growth rate from 1999 to 2003 of the market segments for these traditional products to be extremely low, at 1.2%. We are implementing a strategy to capitalize on the higher growth opportunities in our market, such as eBusiness communications solutions, including converged voice and data products. Please see "Business-Strategy" for a more detailed description of this strategy. The success of this strategy, however, is subject to many risks, including risks that:

     - we do not develop new products or enhancements to our current products on a timely basis to meet the changing needs of our customers;

     - customers do not accept our products or new technology or industry standards develop that make our products obsolete; or

     - our competitors introduce new products before we do and achieve a competitive advantage by being among the first to market.

     The market for our products and services is characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and changing customer requests. For example, the recent advances in voice communications over the Internet have created a demand for converged voice and data products that we believe generally did not exist a year ago. If we do not develop new products or enhancements on a timely basis, or if any of our new products or product features do not achieve market acceptance, customers may not purchase our products. If we do not successfully market our new products, they may not achieve market acceptance. A number of factors, including design or manufacturing difficulties, could delay or prevent us from developing, introducing or marketing new products or enhancements. We have fewer resources to acquire or develop and introduce new products as a stand-alone company than we had as a part of Lucent. We must hire additional research and development engineers to complete our research and development capability and compete effectively. Consequently, we may have more difficulties in the future developing and introducing new products on a timely basis. In addition, new product development generally requires a substantial investment before any assurance is available as to its commercial viability. We cannot assure you that any of the eBusiness and converged voice and data products on which we are focusing our research and development investments will achieve broad acceptance in the marketplace or enhance our profitability.

     WE ARE SIGNIFICANTLY CHANGING THE FOCUS OF OUR COMPANY IN ORDER TO CONCENTRATE ON THE DEVELOPMENT AND MARKETING OF EBUSINESS SOLUTIONS, INCLUDING CONVERGED VOICE AND DATA PRODUCTS, AND THE UNCERTAINTY SURROUNDING THIS NEW MARKET OPPORTUNITY MAY RESULT IN A DECREASE IN OUR REVENUE AND
PROFITABILITY. In April 2000, we announced that we are making a significant change in the direction and strategy of our company to focus on the development and sales of advanced products to be used as components of comprehensive eBusiness communications solutions, including products that facilitate the convergence of voice and data networks. By eBusiness, we mean the internal and external use of communications tools and electronic networks, to interact, collaborate and transact business with an enterprise's customers, suppliers, partners and employees. In order to implement this change, we must:

     - retrain our sales staff to sell new types of products and improve our marketing of such products;

     - develop relationships with new types of distribution partners;

     - research and develop more data products and products using communications media other than voice traffic, which has historically been our core area of expertise; and

     - build credibility among customers that we are capable of delivering advanced communications solutions beyond our historic product lines.

     Most of these items involve substantial increased costs, and we cannot assure you that we will be successful. If we are not successful, our revenue and profitability may decline. However, even if we are successful in making these changes, our revenue may still decrease if the market opportunity for eBusiness solutions, including converged voice and data products, does not develop in the ways we anticipate. This market opportunity is in its early stages and we can not assure you that:

     - the demand for eBusiness solutions and converged voice and data products will grow as fast as we anticipate;

     - new technologies will cause the market to evolve in a manner different than we expect; or

     - we will be able to obtain a leadership position as this opportunity develops.

     WE MAY NOT BE ABLE TO HIRE AND RETAIN HIGHLY SKILLED EMPLOYEES, WHICH COULD AFFECT OUR ABILITY TO COMPETE EFFECTIVELY AND MAY CAUSE OUR REVENUE AND PROFITABILITY TO DECLINE. We depend on highly skilled technical personnel to research and develop, market and service new products. To succeed, we must hire and retain employees who are highly skilled in the rapidly changing communications and Internet technologies. In particular, as we implement our strategy of focusing on eBusiness solutions and the convergence of voice and data networks, we will need to:

     - hire a significant number of researchers in order to create a group sufficiently large to support our strategy to continue to introduce innovative products and to offer comprehensive eBusiness solutions;

     - hire more employees with experience developing and providing eBusiness products and services;

     - hire and train a customer service organization to service our multi-service networking products; and

     - retrain our existing sales force to sell converged and eBusiness products and services.

     Individuals who have these skills and can perform the services we need to provide our products and services are scarce. Because the competition for qualified employees in our industry is intense, hiring and retaining employees with the skills we need is both time-consuming and expensive. We might not be able to hire enough of them or to retain the employees we do hire. Recently, the uncertainty surrounding our separation from Lucent has caused retention of our employees to be even more difficult. Our inability to hire and retain the individuals we seek could hinder our ability to sell our existing products, systems, software or services or to develop new products, systems, software or services. For example, a recent loss of a significant percentage of our account managers focused on our data networking products, a product area we believe is important to our further success, has resulted in declines in revenue from these products in the second and third quarters of fiscal 2000. In addition, we are experiencing difficulties in hiring and retaining individuals with these skills in our research and development, sales and service groups. If we do not improve our hiring in these areas, we will not be able to successfully implement many of the strategies described under "Business-Strategy" and our revenue and profitability may decline.

     BECAUSE WE HAVE CHANGED OUR NAME, OUR CUSTOMERS AND BUSINESS PARTNERS MAY NOT RECOGNIZE OUR NEW BRAND, WHICH COULD ADVERSELY AFFECT OUR SALES AND MARKETING EFFORTS AND CAUSE OUR REVENUE TO DECLINE. We have changed our name to "Avaya Inc." We will change the trademarks and trade names under which we conduct our business to Avaya. We will only have use of the Lucent name for a transitional period after the distribution. Because we have previously marketed our products under the Lucent name, our existing customers and business partners and investors generally may not recognize our new brand. We believe that the sale of our products and services has significantly benefitted from the use of the Lucent brand name. The impact of the change in trademarks and trade names cannot be fully predicted and could have a materially adverse impact on our business and results of operations. We plan to incur significant sales and marketing expense to build a new strong brand identity and if we don't succeed, our profitability will be harmed.

     THE TERMINATION OF STRATEGIC ALLIANCES OR THE FAILURE TO FORM ADDITIONAL STRATEGIC ALLIANCES COULD LIMIT OUR ACCESS TO CUSTOMERS AND HARM OUR REPUTATION WITH INVESTORS. Our strategic alliances are important to our success because they are necessary in order for us to offer comprehensive eBusiness solutions, reach a broader customer base and strengthen brand awareness. We may not be successful in creating new strategic alliances on acceptable terms or at all. Under the terms of our separation from Lucent, for a period of two years immediately after the distribution, if we enter into strategic alliances with Nortel Networks Corporation or Cisco Systems, Inc., Lucent may terminate some of the rights, including important intellectual property rights, that they granted to us under the agreements we are entering into with Lucent in connection with the distribution. We cannot determine at this time whether this prohibition will adversely affect us in the future. In addition, most of our current strategic alliances can be terminated under various circumstances, some of which may be beyond our control. Further, our alliances are generally non-exclusive, which means our partners may develop alliances with some of our competitors. We may become more reliant on strategic alliances in the future, which would increase the risk to our business of losing these alliances. Because we have announced publicly our strategy to form alliances, as well as announced the alliances we have entered into, early termination of our alliances may harm our reputation with our customers and the investment community. This may cause our stock price to decline, whether or not our alliances were material to our business. Termination of alliances also may cause our revenue to decline to the extent we are unable to deliver new products or our customer base is reduced.

     BECAUSE WE ARE TARGETING ENTERPRISES FOCUSED ON EBUSINESS, OUR SUCCESS DEPENDS LARGELY ON THE WIDESPREAD ACCEPTANCE OF EBUSINESS AND THE INTERNET. The use and growth of the Internet is of critical importance to our strategy of focusing on the development and sales of eBusiness solutions, which often involve electronic networks, applications and other business functions that use the Internet. Because we intend to target enterprises focusing on incorporating eBusiness into their operations, if usage of the Internet does not continue to grow, or grows at a rate significantly lower than current trends, our business prospects will be harmed.

     The continued adoption of eBusiness and other uses of the Internet depends on many factors that are outside our control. These factors include the following:

     - development of cost-effective technology and applications that allow enterprises to adopt eBusiness solutions;

     - availability of new technology standards that facilitate easier integration of multiple vendors' technology and applications;

     - the performance and reliability of the Internet may decline as usage grows;

     - use of the Internet may decline if security and authentication concerns regarding transmission of confidential information over the Internet and attempts by unauthorized users, or hackers, to penetrate online security systems grow; and

     - use of the Internet may decline if the ability to gather information about Internet users without their knowledge or consent results in increased concerns about privacy protection or federal, state or foreign governments adopt restrictive laws or regulations relating to the Internet.

     An example of the potential effect of these factors on our products is the restrictions adopted by the European Union and some European countries on the use of customer data. If other countries, regions or states adopt legislation or other restrictions on the use of customer data or customer profiling technologies, or if existing legislation or restrictions become more stringent, our customer relationship management products and services may be less useful to our clients and our revenue from these products may decline. These customer relationship management solutions are dependent on the use of customer data collected from various sources, including information collected on Web sites, as well as other data derived from customer registrations, billings, purchase transactions and surveys.

     OUR QUARTERLY FINANCIAL RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS BECAUSE OF MANY FACTORS, ANY OF WHICH COULD ADVERSELY AFFECT OUR STOCK
PRICE. Our quarterly financial results vary from quarter to quarter, primarily because the compensation system for our sales force focuses on achieving full year results and because many of our customers' buying behaviors fluctuate based on their fiscal year. For example, our product revenue in the first fiscal quarter of 1999 and in the fourth fiscal quarter of 1999 was approximately $1.4 billion and approximately $1.9 billion, respectively. It is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock may decline.

     WE PLAN TO EXPAND OUR INTERNATIONAL SALES, WHICH WILL SUBJECT US TO ADDITIONAL BUSINESS RISKS AND MAY CAUSE OUR PROFITABILITY TO DECLINE DUE TO INCREASED COSTS. We intend to continue to pursue growth opportunities internationally. In many countries outside the United States, long-standing relationships between our potential customers and their local providers and protective regulations, including local content requirements and type approvals, create barriers to entry. In addition, pursuit of such international growth opportunities may require significant investments for an extended period before returns on such investments, if any, are realized. For example, to execute our strategy to expand internationally we are incurring additional costs to enter into strategic alliances focused on international sales and expanding our presence in high growth countries. International operations are subject to a number of other risks and potential costs, including:

     - the risks that because our new brand will not be locally recognized, we must spend significant amounts of time and money to build a brand identity without certainty that we will be successful;

     - unexpected changes in regulatory requirements;

     - inadequate protection of intellectual property in foreign countries;

     - adverse tax consequences;

     - dependence on developing relationships with qualified local distributors, dealers, value-added resellers and systems integrators; and

     - political and economic instability.

     We cannot assure you that we will be able to overcome these barriers, or that we will not incur significant costs in addressing these potential risks. For example, we believe our association with the Bell Laboratories name is particularly important in our international markets and our limited ability to use this name after the distribution may cause a disruption in our international sales. Sales to our international customers are denominated in either local currency or U.S. dollars, depending on the country or channel used to fulfill the customers' order. In addition to the foreign currency risk for our receivables, there is additional risk associated with the fact that most of our products or components are manufactured or sourced from the United States. Should the U.S. dollar strengthen against a local currency, the impact may hamper our ability to compete with other competitors, preventing us from increasing our revenue and profitability in international markets. We manage our net currency exposure through currency forward contracts and currency options. Any of these factors could prevent us from increasing our revenue and profitability in international markets.

     IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY RIGHTS, OUR BUSINESS AND FUTURE PROSPECTS MAY BE HARMED. Although we attempt to protect our intellectual property through patents, trademarks, trade secrets, copyrights, confidentiality and nondisclosure agreements and other measures, intellectual property is difficult to evaluate and these measures may not provide adequate protection for our proprietary rights. Patent filings by third parties, whether made before or after the date of our filings, could render our intellectual property less valuable. Competitors may misappropriate our intellectual property, disputes as to ownership of intellectual property may arise and our intellectual property may otherwise become known or independently developed by competitors. The failure to protect our intellectual property could seriously harm our business and future prospects because we believe that developing new products and technology that are unique to us is critical to our success. If we do not obtain sufficient international protection for our intellectual property, our competitiveness in international markets could be significantly impaired, which would limit our growth and future revenue.

     WE MAY BE SUBJECT TO LITIGATION AND INFRINGEMENT CLAIMS, WHICH COULD CAUSE US TO INCUR SIGNIFICANT EXPENSES OR PREVENT US FROM SELLING OUR PRODUCTS OR SERVICES. We cannot assure you that others will not claim that our proprietary or licensed products, systems and software are infringing their intellectual property rights or that we do not in fact infringe those intellectual property rights. We may be unaware of intellectual property rights of others that may cover some of our technology. If someone claimed that our proprietary or licensed systems and software infringed their intellectual property rights, any resulting litigation could be costly and time consuming and would divert the attention of management and key personnel from other business issues. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement also might require us to enter into costly royalty or license agreements. However, we may be unable to obtain royalty or license agreements on terms acceptable to us or at all. We also may be subject to significant damages or an injunction against use of our proprietary or licensed systems. A successful claim of patent or other intellectual property infringement against us could materially adversely affect our business and profitability.

     We have historically indemnified our customers for some of the costs and damages of patent infringement in circumstances where our product is the factor creating the customer's infringement exposure, though we generally exclude coverage where infringement arises out of the combination of our products with products of others. This policy could have a material adverse effect on our business and our profitability.

     OUR RELIANCE ON LUCENT AS THE SINGLE SOURCE OF SOME OF OUR MULTI-SERVICE NETWORKING PRODUCTS COULD LEAD TO DELAYS, ADDITIONAL COSTS, PROBLEMS WITH OUR CUSTOMERS AND POTENTIAL CUSTOMERS AND LOSS OF REVENUE. Historically, Lucent has been the only supplier of some of our multi-service networking products, including the Access Point(R) virtual private network product, PacketStar(TM) AX ATM access servers, SuperPipe multi-service routers, Max3000 access switches and our firewall/virtual private network gateway products. Multi-service networking products are products that support network infrastructures which carry voice, video and data over any of the protocols, or sets of procedures, supported by the Internet on local and wide area data networks. A virtual private network allows an enterprise to transport voice, video or data over a public or shared network at a level of security substantially equivalent to the traffic traveling over that enterprise's own private network, and a firewall regulates internal and external network resources and filters network content. For detailed descriptions of these products, please see "Business -- Products and Solutions -- Multi-service Networking." Although these products represented less than 1% of our total product revenue in fiscal 1999, these products are important to our strategy to provide comprehensive eBusiness solutions to our customers and we expect some of these products to increase as a percentage of product revenue over time. In addition, we purchase the fiber components of our SYSTIMAX structured cabling systems and our wireless local area networking products from Lucent for resale, and we also have purchased some semiconductor components directly from Lucent. At the distribution, we intend to enter into agreements with Lucent to procure these products. If, for any reason, Lucent stops selling these products to us at commercially reasonable prices, we could experience significant delays and cost increases, as well as product image problems. Any of these problems could damage relationships with current or prospective customers and distribution partners which could adversely affect our operating results in a given period and impair our ability to generate future sales. Please see "Business-Manufacturing and Supplies" for a more detailed description of the products for which we have a sole supply source.

     IF WE DO NOT SUCCESSFULLY IMPLEMENT OUR RESTRUCTURING PLAN, WE MAY EXPERIENCE DISRUPTIONS IN OUR OPERATIONS AND INCUR HIGHER ONGOING COSTS, WHICH MAY CAUSE OUR PROFITABILITY TO DECLINE. In connection with our separation from Lucent, we are engaging in a comprehensive review of our operations, including our organizational structure, products and services and market segments, with a view toward improving our profitability and business performance as a stand-alone company. As a result of this review, we expect to announce a restructuring plan in the fourth quarter of fiscal 2000, and a related restructuring charge. The restructuring plan also may disrupt our operations and cause our profitability to decline.

     IF WE SUCCESSFULLY IMPLEMENT OUR MANUFACTURING INITIATIVE, WE WILL DEPEND ON CONTRACT MANUFACTURERS TO PRODUCE MOST OF OUR PRODUCTS AND IF THESE MANUFACTURERS ARE UNABLE TO FILL OUR ORDERS ON A TIMELY AND RELIABLE BASIS, WE WILL LIKELY BE UNABLE TO DELIVER OUR PRODUCTS TO MEET CUSTOMER ORDERS OR SATISFY THEIR REQUIREMENTS. We have announced an initiative to outsource substantially all of our manufacturing other than manufacturing of structured cabling systems. If we successfully implement our manufacturing initiative, we will depend on contract manufacturers to produce our products. We cannot assure you that we will be successful in implementing this initiative. We may experience significant disruption to our operations by outsourcing so much of our manufacturing. If our contract manufacturers terminate their relationships with us or are unable to fill our orders on a timely basis, we may be unable to deliver our products to meet our customers' orders, which could delay or decrease our revenue. The manufacturing initiative may be delayed or prohibited by a legal proceeding currently contemplated by a government agency, which may disrupt our operations or result in unanticipated costs. Please see "Business -- Legal Proceedings" for a description of this legal proceeding. Further, if we are unable to successfully implement our manufacturing initiative, we believe we will not be able to achieve the benefits described under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Separation from Lucent -- Review of Operations and Related Charges."

     WE MAY ACQUIRE OTHER BUSINESSES OR FORM JOINT VENTURES THAT COULD NEGATIVELY AFFECT OUR PROFITABILITY AND DILUTE EXISTING SHAREOWNERS. The pursuit of additional technology, services or distribution channels through acquisitions or joint ventures is an aspect of our business strategy. We may not identify or complete these transactions in a timely manner, on a cost effective basis or at all, and we may not realize the benefits of any acquisition or joint venture. Also, we may be limited in the amount of our stock that we can issue to make acquisitions, because the issuance of our stock may cause the distribution to be taxable to Lucent under Section 355(e) of the Internal Revenue Code, and under the tax sharing agreement we would be required to indemnify Lucent against that tax. See "The Distribution -- Federal Income Tax Consequences of the Distribution" and "Relationship Between Lucent and Our Company After the Distribution -- Tax Sharing Agreement" for a more detailed discussions of
Section 355(e) and the tax sharing agreement between Lucent and us.

     While we have been involved in acquisition activities as part of Lucent, we will have limited experience in acquisition activities as a stand-alone company and may have to devote substantial time and resources in order to complete acquisitions. There may also be risks of entering markets in which we have no or limited prior experience. In addition, if we were to make any acquisitions, we could:

     - issue equity securities that would dilute our shareowners;

     - incur debt which could involve restrictive covenants;

     - assume unknown or contingent liabilities; or

     - experience negative effects on our reported results of operations from acquisition-related charges and of amortization of acquired technology, goodwill and other intangibles.

     WE MAY NOT HAVE FINANCING FOR FUTURE STRATEGIC ACQUISITIONS AND INVESTMENTS AND ANY FINANCING WE DO RECEIVE MAY INCREASE OUR DEBT OR DILUTE YOUR OWNERSHIP OF OUR COMPANY. We may need to incur additional debt or issue equity in order to make any strategic acquisition or investment. We cannot assure you that such financing will be available to us on acceptable terms or at all. Our ability to make payments on and to refinance our indebtedness, including the commercial paper program we will assume and future indebtedness, and to fund working capital, capital expenditures and strategic acquisitions and investments will depend on our ability to generate cash in the future. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Furthermore, if we raise funds through the issuance of debt or equity securities, the securities issued may have rights and preferences and privileges senior to those of holders of our common stock, and the terms of the securities may impose restrictions on our operations or dilute your ownership of us.

     OUR INDUSTRY IS HIGHLY COMPETITIVE AND IF WE CANNOT EFFECTIVELY COMPETE, OUR REVENUE MAY DECLINE. The market for our products and services is very competitive and subject to rapid technological advances. We expect the intensity of competition to continue to increase in the future as existing competitors enhance and expand their product and service offerings and as new participants enter the market. Increased competition also may result in price reductions, reduced gross margins and loss of market share. Our failure to maintain and enhance our competitive position would adversely affect our business and prospects.

     Following our separation from Lucent, we may compete against Lucent in some of our current or future market segments. We also compete with a number of equipment manufacturers and software companies in selling our communications systems and software. Further, our customer relationship management professional services consultants compete against a number of professional services firms. For the names of our competitors in our various market segments, please see "Business -- Competition." Some of our customers and strategic partners are also competitors of ours. We expect to face increasing competitive pressures from both current and future competitors in the markets we serve.

     The sizes of our competitors vary across our market segments, as do the resources we have allocated to the segments we target. Therefore, many of our competitors have greater financial, personnel, capacity and other resources than we have in each of our market segments or overall. As a result, our competitors may be in a stronger position to respond quickly to potential acquisitions and other market opportunities, new or emerging technologies and changes in client requirements. Competitors with greater financial resources also may be able to offer lower prices, additional products or services or other incentives that we cannot match or do not offer. These competitors may be in a stronger position to respond quickly to new or emerging technologies and may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential customers, employees and strategic partners. We cannot assure you that we will be able to compete successfully against existing or future competitors.

     THE TERMS OF OUR SEPARATION FROM LUCENT, ANTI-TAKEOVER PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BY-LAWS, OUR RIGHTS AGREEMENT AND PROVISIONS OF DELAWARE LAW COULD DELAY OR PREVENT A CHANGE OF CONTROL THAT YOU MAY
FAVOR. Under the terms of the Contribution and Distribution Agreement between us and Lucent, if a change of control of us occurs during the three years following the distribution, Lucent could terminate or cause us to reconvey some of the rights granted under the agreements which we are entering into with Lucent, including important intellectual property rights. Under this agreement, a change of control means the consummation of a merger or consolidation of all of our company, a sale or other disposition of all or substantially all of our assets, the acquisition of 40% or more of our voting stock or changes in the composition of a majority of our board of directors which are not supported by our current board of directors. This may discourage a change of control transaction during that period.

     Provisions of our certificate of incorporation and bylaws, our Rights Agreement and provisions of applicable Delaware law, which will be in effect after the distribution, may discourage, delay or prevent a merger or other change of control that shareowners may consider favorable or may impede the ability of the holders of our common stock to change our management. The provisions of our certificate of incorporation and bylaws, among other things, will:

     - divide our board of directors into three classes, with members of each class to be elected in staggered three-year terms;

     - limit the right of shareowners to remove directors;

     - regulate how shareowners may present proposals or nominate directors for election at annual meetings of shareowners; and

     - authorize our board of directors to issue preferred stock in one or more series, without shareowner approval.

Please see "Relationship Between Lucent and Our Company After the
Distribution -- Contribution and Distribution Agreement," "Description of Capital Stock" for a more detailed description of these agreements and provisions.

     Also, acquisition of our stock could trigger the application of Section 355(e) of the Internal Revenue Code. Under the tax sharing agreement we would be required to indemnify Lucent for the resulting tax and this indemnity obligation might discourage, delay or prevent a change of control that shareowners may consider favorable. Please see "The Distribution -- Federal Income Tax Consequences of the Distribution" and "Relationship Between Lucent and Our Company After the Distribution -- Tax Sharing Agreement" for a more detailed discussion of Section 355(e) and the tax sharing agreement between Lucent and us.

                           FORWARD LOOKING STATEMENTS

     This information statement contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industries in which we operate, management's beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects under the headings "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward looking statements after we distribute this information statement, whether as a result of new information, future events or otherwise.

     This information statement contains information concerning our market segments generally which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which this market will develop. These assumptions have been derived from information currently available to us and to the third party market observers quoted herein. They include the following general underlying expectations:

     - eBusiness will grow significantly over the next five years;

     - no catastrophic failure of the Internet will occur; and

     - government regulations will not prohibit or materially adversely affect our business.

     If any one or more of the foregoing assumptions is incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, our future business, results of operations and financial condition and the market price of our shares of common stock may be materially adversely impacted.

                                DIVIDEND POLICY

     We do not anticipate paying any dividends on our common stock in the foreseeable future because we expect to retain our future earnings for use in the operation and expansion of our business. Our payment and amount of dividends, however, will be subject to the discretion of our board of directors and will depend, among other things, upon our results of operations, financial condition, cash requirements, future prospects and other factors which may be considered relevant by our board of directors.

                                 CAPITALIZATION

     The following table sets forth our combined capitalization as of June 30, 2000, on a historical and pro forma basis, to give effect to the distribution and the transactions related to the distribution. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the unaudited pro forma condensed financial statements and notes thereto included elsewhere in this information statement. For an explanation of the pro forma adjustments made to our historical combined financial statements for the distribution and the transactions related to the distribution to derive the pro forma capitalization described below, please see "Unaudited Pro Forma Condensed Financial Statements."

                                                                 AS OF JUNE 30, 2000
                                                              --------------------------
                                                              HISTORICAL      PRO FORMA
                                                              (UNAUDITED)    (UNAUDITED)
                                                              -----------    -----------
                                                                (DOLLARS IN MILLIONS)
Commercial paper............................................    $   --         $  700
Debt........................................................         4              4
                                                                ------         ------
          Total debt........................................         4            704
                                                                ------         ------
SHAREOWNERS' EQUITY:
  Common stock, par value $0.01 per share, 1,000 shares
     authorized, issued and outstanding as of June 30, 2000,
     278,292,661 shares pro forma...........................        --              3
  Additional paid in capital................................        --          1,333
  Owner's net investment....................................     1,844             --
  Accumulated other comprehensive loss......................       (48)           (48)
                                                                ------         ------
          Total shareowners' equity.........................     1,796          1,288
                                                                ------         ------
          Total capitalization..............................    $1,800         $1,992
                                                                ======         ======

     Pro forma commercial paper reflects the assumption by us from Lucent of $700 million of short-term debt under a commercial paper program that Lucent will enter into prior to the distribution. We may assume additional debt under the commercial paper program to the extent additional debt is incurred by Lucent under the program to fund restructuring or separation costs and expenses that we may incur prior to the distribution. We may also assume additional debt under the program for our working capital if there is a substantial increase in our working capital over our current plan prior to the distribution. Upon the distribution, Lucent will be relieved of all obligations under the program. In addition, we currently anticipate requiring approximately $600 million of additional financing over the next eight months to fund costs and expenses in connection with the planned restructuring and separation, including the portion of these costs and expenses that we may incur prior to the distribution. We have not yet finalized the type of financing for the costs incurred after the distribution. Accordingly, we have not made adjustments for this additional $600 million of financing in the unaudited pro forma condensed financial statements or the capitalization table above. After the distribution, we may refinance all or a part of this commercial paper program with long-term or other short-term debt.

     We also have not made adjustments in the unaudited pro forma condensed financial statements or the capitalization table above for the impact of the $400 million we expect to receive for the 4,000,000 shares of Series B convertible participating preferred stock and the warrants to purchase shares of our common stock we expect to issue upon consummation of the equity investment by Warburg, Pincus Equity Partners, L.P. and related investment funds after completion of the distribution. No amounts have yet been ascribed to potential beneficial conversion features, as described in the "Unaudited Pro Forma Condensed Financial Statements," which amounts will only be determinable after the distribution. The conversion features, the accretion to liquidation value for the Series B convertible participating preferred stock and any beneficial conversion features will dilute both basic and diluted earnings per share. For a more detailed description of this equity investment, please see "Management's Discussion and Analysis of Financial

Condition and Results of Operations -- Liquidity and Capital Resources" and "Related Transactions and Equity Investment."

     Our ability to issue additional equity is constrained because our issuance of additional common stock may cause the distribution to be taxable to Lucent under Section 355(e) of the Internal Revenue Code, and under the tax sharing agreement we would be required to indemnify Lucent against that tax. See "The Distribution Federal Income Tax Consequences of the Distribution" and "Relationship Between Lucent and Our Company After the Distribution -- Tax Sharing Agreement" for a more detailed discussion of Section 355(e) and the tax sharing agreement between Lucent and us. In addition, we may refinance all or a portion of the commercial paper program we are assuming from Lucent with long-term or other short-term debt.

     On a historical basis, the amount of Lucent's net investment in us was recorded as Owner's net investment in our combined financial statements. The pro forma number of shares of common stock is based on each holder of Lucent common stock receiving a dividend of one share of our common stock for every 12 shares of Lucent common stock and there being 3,339,511,932 shares of Lucent common stock outstanding as of June 30, 2000 and assuming no exercise of outstanding options.

                         SELECTED FINANCIAL INFORMATION

     The following table sets forth our selected financial information derived from our unaudited combined financial statements for the fiscal year ended and as of December 31, 1995 and for the nine months ended and as of September 30, 1996, which are not included in this information statement, the audited combined financial statements for the fiscal years ended and as of September 30, 1997, 1998 and 1999, and our unaudited interim combined financial statements as of and for the nine months ended June 30, 1999 and 2000, included elsewhere in this information statement. In our opinion, all adjustments, which consist only of normal and recurring accruals, considered necessary for a fair presentation have been included in our unaudited combined financial statements. Per share data for net income and dividends have not been presented because we were operated through divisions and subsidiaries of Lucent for the periods presented. The historical financial information may not be indicative of our future performance as an independent company. The selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the unaudited pro forma condensed financial statements and the notes thereto and the combined financial statements and the notes thereto included elsewhere in this information statement.

     In reviewing the selected financial information, please note the following:

    - In fiscal 1996, we changed our fiscal year end from December 31 to September 30.

    - The selected statement of income information reflects the purchase of Octel Communications Corporation in September 1997.

    - The purchased in-process research and development is attributable to the acquisitions of Lannet Ltd., SDX Business Systems PLC, Prominet Corporation, Octel Communications Corporation and Agile Networks, Inc. in 1998 and 1997.

    - Effective October 1, 1998, we changed our method for calculating the market-related value of plan assets used in determining the expected return-on-asset component of annual net pension and postretirement benefit costs.

    - Total debt represents debt attributable to our ownership in foreign entities and does not reflect the amount of financing we will have as a stand-alone company after the distribution.

                           NINE MONTHS   NINE MONTHS                               NINE MONTHS
                              ENDED         ENDED      YEAR ENDED SEPTEMBER 30,       ENDED        YEAR ENDED
                            JUNE 30,      JUNE 30,     ------------------------   SEPTEMBER 30,   DECEMBER 31,
                              2000          1999        1999     1998     1997        1996            1995
                           -----------   -----------   ------   ------   ------   -------------   ------------
                                                          (DOLLARS IN MILLIONS)
STATEMENT OF INCOME INFORMATION:
Revenue..................    $5,664        $5,870      $8,268   $7,754   $6,413      $4,544          $5,643
Purchased in-process
  research and
  development............        --            --          --      306      472          --              --
Income (loss) before
  cumulative effect of
  accounting change......       168            57         186       43     (148)        176             385
Cumulative effect of
  accounting change......        --            96          96       --       --          --              --
Net income (loss)........       168           153         282       43     (148)        176             385

                              AS OF                              AS OF SEPTEMBER 30,                 AS OF
                            JUNE 30,                   ----------------------------------------   DECEMBER 31,
                              2000                      1999     1998     1997        1996            1995
                           -----------                 ------   ------   ------   -------------   ------------
                                                          (DOLLARS IN MILLIONS)
BALANCE SHEET
  INFORMATION:
Total assets.............    $4,076                    $4,239   $4,177   $3,340      $2,391          $2,157
Total debt...............         4                        10       14       25           7               2

               UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

     The unaudited pro forma condensed financial statements reported below should be read in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements and the notes thereto included elsewhere in this information statement. The following unaudited pro forma condensed financial statements have been prepared giving effect to the distribution, the assumption of short-term debt under the Lucent commercial paper program, and the inclusion in our balance sheet of the estimated net assets and deferred taxes associated with our employee benefit plans as if these transactions occurred as of June 30, 2000, for the unaudited pro forma condensed balance sheet and as of October 1, 1998, for the unaudited pro forma condensed statements of income.

     The pro forma balance sheet gives effect to the assumption by us from Lucent of $700 million of short-term debt under a commercial paper program that Lucent will enter into prior to the distribution. We may assume additional debt under the commercial paper program to the extent additional debt is incurred by Lucent under the program to fund restructuring or separation costs and expenses that we may incur prior to the distribution. We may also assume additional debt under the program for our working capital if there is a substantial increase in our working capital over our current plan prior to the distribution. Upon the distribution, Lucent will be relieved of all obligations under the program. In addition, we currently anticipate requiring approximately $600 million of additional financing over the next eight months to fund costs and expenses in connection with the planned restructuring and separation, including the portion of these costs and expenses that we may incur prior to the distribution. We have not yet finalized the type of financing for the costs incurred after the distribution. After the distribution, we may refinance all or a part of this commercial paper program with long-term or other short-term debt.

     Commercial paper notes are senior unsecured obligations typically issued at a discount from par value, repayable at par upon maturity. The maturities of these obligations generally range from a few days to a few months. Commercial paper obligations are thus short-term, fixed rate notes. However, as commercial paper is often refinanced, or rolled over, at maturity or as outstanding obligations increase or decrease, the average interest rate on outstanding balances will vary from time to time, such as monthly, as interest rates vary.

     The pro forma balance sheet includes the impact of the estimated net assets and deferred taxes we will receive in connection with Lucent's prepaid pension costs and long-term postretirement liabilities associated with the related employees that will be transferred to us at the date of distribution. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable. Please see the notes to unaudited pro forma condensed financial statements for a discussion of how these adjustments are presented in the pro forma financial statements.

     These unaudited pro forma condensed financial statements do not reflect many significant changes that may occur after the distribution in our financing plans and cost structure, including costs or savings related to our planned restructuring or our manufacturing initiative. In particular, we have not made adjustments for our anticipated requirement for approximately $600 million of additional financing over the next eight months. We have not yet finalized the amount of additional financing we will require because we are currently developing our restructuring plan, reviewing our capital structure and examining other costs and expenses we may incur as a stand-alone company.

     The pro forma balance sheet also does not include the impact of the $400 million we expect to receive for the 4,000,000 shares of Series B convertible participating preferred stock and the warrants to purchase shares of our common stock we expect to issue upon consummation of the equity investment by Warburg, Pincus Equity Partners, L.P. and related investment funds after completion of the distribution. Based on the formula set forth under "Description of Capital Stock -- Our Preferred Stock -- Series B Convertible Participating Preferred Stock -- Conversion," the convertible participating preferred stock is expected to be initially convertible into approximately 5.0% of our fully diluted common stock, calculated using a modified treasury stock method as of the 90th day after issuance. The warrants have an exercise price equal to 130% of the conversion price for the Series B convertible participating preferred stock. The warrants are exercisable for 3.6% of a total number of shares of common stock to be calculated pursuant to the formula set forth under "Description of Capital Stock -- Warrants" as of the 90th day after issuance. Of these warrants, warrants exercisable for 2.0% of such total number of shares of common stock will have a four-year term and warrants exercisable for 1.6% of such total number of shares of common stock will have a five-year term. During a period commencing on a date that we expect to be no later than June 30, 2001, until the second anniversary of their issuance, if the market price of our common stock exceeds 200%, in the case of the four-year warrants, and 225%, in the case of the five-year warrants, of the exercise price of the warrants for 20 consecutive trading days, we can force the exercise of up to 50% of the four-year warrants and the five-year warrants, respectively.

     The shares of Series B convertible participating preferred stock will have an aggregate initial liquidation value of $400 million and will accrete for the first ten years at an annual rate of 6.5%, compounded quarterly. After the third anniversary of the issue date, 50% of the amount accreted for the year may be paid in cash as a dividend, on a quarterly basis, at our option. From the fifth anniversary of the issue date through the tenth anniversary, we may elect to pay 100% of the amount accreted for the year as a cash dividend on a quarterly basis. Following the tenth anniversary of the issue date, we will pay quarterly cash dividends at an annual rate of 12% of the then accreted liquidation value of the Series B convertible participating preferred stock, compounded quarterly. The Series B convertible participating preferred shares also will participate, on an as-converted basis, in dividends paid on our common stock.

     If the Series B convertible participating preferred stock or the warrants have a conversion or exercise price that is less than the fair value of our common stock at their measurement date, then the securities may be deemed to have beneficial conversion features. No amounts have yet been ascribed to potential beneficial conversion features, which will only be determinable after the distribution. The conversion features, the accretion to liquidation value for the Series B convertible participating preferred stock and any beneficial conversion features will dilute both basic and diluted earnings per share. For a more detailed description of this equity investment, please see "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" and "Related Transactions and Equity Investment."

     The unaudited pro forma condensed balance sheet and statements of income included in this information statement have been derived from the combined financial statements included elsewhere in this information statement and do not purport to represent what our financial position and results of operations actually would have been had the distribution and related transactions occurred on the dates indicated or to project our financial performance for any future period. Lucent did not account for us as, and we were not operated as, a single-stand alone entity for the periods presented.

                          AVAYA INC. AND SUBSIDIARIES

               UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME
                    FOR THE NINE MONTHS ENDED JUNE 30, 2000
                 (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)

                                                              HISTORICAL    PRO FORMA
                                                              ----------    ---------
Revenue.....................................................   $ 5,664       $ 5,664
Costs.......................................................    (3,152)       (3,152)
                                                               -------       -------
  Gross margin..............................................     2,512         2,512
Operating expenses..........................................    (2,230)       (2,230)
                                                               -------       -------
  Operating income..........................................       282           282
Other income, net...........................................        54            54
Interest expense(A).........................................       (59)          (59)
                                                               -------       -------
  Income before income taxes................................       277           277
Provision for income taxes..................................      (109)         (109)
                                                               -------       -------
Net income..................................................   $   168       $   168
                                                               =======       =======
PRO FORMA EARNINGS PER SHARE(B):
Basic.......................................................                 $  0.63
                                                                             =======
Diluted.....................................................                 $  0.59
                                                                             =======

 See accompanying notes to unaudited pro forma condensed financial statements.

                          AVAYA INC. AND SUBSIDIARIES

               UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1999
                 (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)

                                                              HISTORICAL    PRO FORMA
                                                              ----------    ---------
Revenue.....................................................   $ 8,268       $ 8,268
Costs.......................................................    (4,564)       (4,564)
                                                               -------       -------
  Gross margin..............................................     3,704         3,704
Operating expenses..........................................    (3,335)       (3,335)
                                                               -------       -------
  Operating income..........................................       369           369
Other income, net...........................................        28            28
Interest expense(A).........................................       (90)          (90)
                                                               -------       -------
  Income before income taxes................................       307           307
Provision for income taxes..................................      (121)         (121)
                                                               -------       -------
  Income before cumulative effect of accounting change......       186           186
Cumulative effect of accounting change......................        96            96
                                                               -------       -------
Net income..................................................   $   282       $   282
                                                               =======       =======
PRO FORMA EARNINGS PER SHARE(B):
Basic.......................................................                 $  1.11
                                                                             =======
Diluted.....................................................                 $  1.06
                                                                             =======

 See accompanying notes to unaudited pro forma condensed financial statements.

                          AVAYA INC. AND SUBSIDIARIES

                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
                              AS OF JUNE 30, 2000
                             (DOLLARS IN MILLIONS)

                                                         HISTORICAL      ADJUSTMENTS      PRO FORMA
                                                         ----------      -----------      ---------
ASSETS:
Cash and cash equivalents..............................    $  217                          $   217
Receivables, less allowances...........................     1,588                            1,588
Inventories............................................       736                              736
Other current assets...................................       222                              222
                                                           ------                          -------
          Total current assets.........................     2,763                            2,763
Property, plant and equipment, net.....................       727                              727
Prepaid pension costs..................................        --              659(E)          659
Other assets...........................................       586             (126)(E)         460
                                                           ------          -------         -------
          Total assets.................................    $4,076              533         $ 4,609
                                                           ======          =======         =======
LIABILITIES:
Current liabilities....................................    $1,533                          $ 1,533
Commercial paper.......................................        --              700(C)          700
                                                           ------          -------         -------
          Total current liabilities....................     1,533              700           2,233
Postretirement benefit liability.......................        --              341(E)          341
Long-term debt.........................................        --                               --
Other liabilities......................................       747                              747
                                                           ------          -------         -------
          Total liabilities............................     2,280            1,041           3,321
                                                           ------          -------         -------
SHAREOWNERS' EQUITY:
Series A junior participating preferred stock, par
  value $1.00 per share, no shares outstanding as of
  June 30, 2000........................................        --                               --
Common stock, par value $0.01 per share, 1,000 shares
  authorized, issued and outstanding as of June 30,
  2000, 278,292,661 shares pro forma...................                          3(F)            3
Additional paid-in capital.............................        --            1,333(D)        1,333
Owner's net investment.................................     1,844             (700)(C)
                                                                            (1,336)(D)
                                                                               192(E)

Accumulated other comprehensive loss...................       (48)                             (48)
                                                           ------          -------         -------
          Total shareowners' equity....................     1,796             (508)          1,288
                                                           ------          -------         -------
          Total liabilities and shareowners' equity....    $4,076              533         $ 4,609
                                                           ======          =======         =======

 See accompanying notes to unaudited pro forma condensed financial statements.

          NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

(A) Historical interest expense of $59 million and $90 million is associated with assumed average debt balances of $992 million and $1,320 million for the nine months ended June 30, 2000 and the year ended September 30, 1999, respectively. No adjustment has been made in the pro forma statements of income to reflect the interest expense associated with the assumption by us of $700 million of commercial paper at the time of the distribution, as described in note (C) below. Interest expense on the $700 million of commercial paper would have been $41 million and $48 million, based on interest rates of 7.9% and 6.8%, for the nine months ended June 30, 2000, and fiscal year ended September 30, 1999, respectively. For each additional $100 million of debt assumed from Lucent, additional interest expense of $6 million and $7 million would have been incurred for the nine months ended June 30, 2000 and the fiscal year ended September 30, 1999, respectively. A variation of .125 percentage point in the interest rate charged under the commercial paper program would result in a change of approximately $656,000 and $875,000 for the nine months ended June 30, 2000 and the year ended September 30, 1999, respectively. In addition, no adjustment has been made to reflect our anticipated requirement for approximately $600 million of additional financing over the next eight months to fund costs and expenses in connection with the planned restructuring and separation. A portion of the costs and expenses associated with the planned restructuring and separation may be incurred prior to the distribution. These costs would be funded by Lucent through additional debt incurred under the commercial paper program, which debt would be assumed by us at the distribution date. We have not yet finalized the type of financing for the costs and expenses incurred after the distribution.

(B) The computation of pro forma basic earnings per share for the periods presented is based upon the anticipated number of common shares outstanding upon completion of the distribution. In addition, for purposes of calculating pro forma basic earnings per share, net income attributable to common shareowners has not been adjusted for the accretion to liquidation value or any beneficial conversion features in connection with the issuance of $400 million of Series B convertible participating preferred stock and warrants to purchase shares of our common stock. The accretion to liquidation value, a deemed dividend, would reduce the pro forma net income attributable to common shareowners and the related basic and diluted per share amounts by approximately $20 million and $0.07 per share and $27 million and $0.11 per share for the nine months ended June 30, 2000 and the year ended September 30, 1999, respectively.

    Additional amounts ascribed to the beneficial conversion feature of the Series B convertible participating preferred stock, if any, will be recorded as a reduction to net income attributable to common shareowners in the quarter the Series B convertible participating preferred stock is issued. Based on our pro forma capital structure as of June 30, 2000, and an assumed market value of our common stock and option issuance, the charge for beneficial conversion feature related to the Series B convertible participating preferred stock is estimated to be approximately $39 million. The actual amount of this feature will not be determinable until after the distribution. Changes in the fair market value of Lucent's common stock, in the number of outstanding Lucent shares and the number of our outstanding options could affect the actual value ascribed to the beneficial conversion feature.

    We do not expect there to be a material impact on our future results of operations for any beneficial conversion features associated with the deemed dividends on the Series B convertible participating preferred stock or the warrants to purchase shares of our common stock.

    The Series B convertible participating preferred stock would be convertible into and the warrants would be exercisable for approximately 17 million and 12 million shares of our common stock, respectively, on a pro forma basis using an assumed conversion ratio. The conversion ratio will not be known until 90 days after the distribution date, and is calculated based on the number of shares of our common stock and options to purchase our common stock outstanding immediately after the distribution, the number of options issued in the 90 days after the distribution, the exercise price of such options and the average trading price of our common stock over the last 20 trading days during the period ending on the 90th day after the distribution. As of June 30, 2000, conversion of the Series B convertible participating preferred stock and exercise of the warrants would be anti-dilutive based on the assumed conversion ratio and, therefore, would not have an effect on diluted earnings per share.

    The computation of pro forma diluted earnings per share assumes the outstanding unvested Lucent options held by our employees will be converted into options to purchase our common stock. Vested Lucent stock options will remain options to acquire Lucent common stock and have been excluded from the pro forma earnings per share calculation. The actual number of options assumed will not be determined until after the distribution, when it is determined which Lucent employees have become our employees and the actual ratio is determined for the conversion of Lucent stock options into options of our common stock. The calculation of the pro forma diluted earnings per share also does not reflect any conversion of the Series B convertible participating preferred stock or exercise of warrants to purchase shares of our common stock.

                                                     PRO FORMA        PRO FORMA
                                                        NINE         FISCAL YEAR
                                                    MONTHS ENDED        ENDED
                                                      JUNE 30,      SEPTEMBER 30,
                                                        2000            1999
                                                    ------------    -------------
Earnings per common share -- basic:
---------------------------------------
  Income before cumulative effect of accounting
     change.......................................     $0.63            $0.73
  Cumulative effect of accounting change..........        --             0.38
  Net income attributable to common shareowners...     $0.63            $1.11
Earnings per common share -- diluted:
-----------------------------------------
  Income before cumulative effect of accounting
     change.......................................     $0.59            $0.70
  Cumulative effect of accounting change..........        --             0.36
  Net income attributable to common shareowners...     $0.59            $1.06
Number of shares (in millions):
----------------------------------
Common shares -- basic............................       266              253
Effect of dilutive stock options..................        16               14
Common shares -- diluted..........................       282              267
Options excluded from the computation of earnings
  per share -- diluted since inclusion would be
  anti-dilutive...................................         3                3

(C) Represents the short-term debt of $700 million expected to be issued by Lucent under a commercial paper program, which we will assume on the distribution date. Lucent will retain the proceeds of all borrowings under the commercial paper program. On the distribution date, Lucent will be released from all of its obligations under the program and we will become obligated to satisfy all payments and other terms under the commercial paper program. This adjustment does not reflect the $600 million of additional financing described in footnote (A) above.

(D) On a historical basis, this amount reflects Lucent's net investment in us, which was recorded as Owner's net investment in our combined financial statements.

(E) To reflect the projected assets and liabilities and the deferred taxes associated with various existing Lucent pension and other employee benefit plans related to the employees for which the Company is assuming responsibility.

(F) Represents 278,292,661 shares of our common stock, at a par value of $0.01 per share, based upon the number of shares of Lucent common stock outstanding on June 30, 2000 and assuming no exercise of outstanding options.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     You should read the following discussion in conjunction with the combined financial statements and the notes thereto, and the unaudited pro forma condensed financial statements and the notes thereto, included elsewhere in this information statement. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward looking statements. Please see "Forward Looking Statements" for a discussion of the uncertainties, risks and assumptions associated with these statements.

OVERVIEW

     We are a leading provider of communications systems and software for enterprises, including businesses, government agencies and other organizations. We offer voice, converged voice and data, customer relationship management, messaging, multi-service networking and structured cabling products and services. Multi-service networking products are those products that support network infrastructures which carry voice, video and data traffic over any of the protocols, or set of procedures, supported by the Internet on local area and wide area data networks. A structured cabling system is a flexible cabling system designed to connect phones, workstations, personal computers, local area networks and other communications devices through a building or across one or more campuses. We are a worldwide leader in sales of messaging and structured cabling systems and a U.S. leader in sales of enterprise voice communications and call center systems. We are not a leader in multi-service networking products or in converged voice and data products. We have entered these product areas relatively recently, and our product portfolio is less complete than the portfolios of some of our competitors. We are implementing a strategy focused on these products.

     We report our operations in three segments: Communications Solutions, Services and Connectivity Solutions. The Communications Solutions segment represents our core businesses, comprised of our enterprise voice communications systems and software, communications applications, professional services for customer and enterprise relationship management, multi-service networking products and product installation services. The purchase prices of our products typically include installation. The Services segment represents our maintenance and value-added services. The Connectivity Solutions segment represents our structured cabling systems and our electronic cabinets. The results of our corporate operations are recorded in corporate and other.

     The following table sets forth the allocation of our revenue among our operating segments, expressed as a percentage of total external revenue, excluding corporate and other revenue:

                                              NINE MONTHS
                                                 ENDED            FISCAL YEAR ENDED
                                                JUNE 30,            SEPTEMBER 30,
                                             --------------    -----------------------
                                             2000     1999     1999     1998     1997
                                             -----    -----    -----    -----    -----
                                                           (PERCENTAGES)
OPERATING SEGMENT
Communications Solutions...................   57.5%    60.2%    61.6%    59.2%    58.1%
Services...................................   25.6     23.8     23.0     22.6     23.8
Connectivity Solutions.....................   16.9     16.0     15.4     18.2     18.1
                                             -----    -----    -----    -----    -----
          Total............................  100.0%   100.0%   100.0%   100.0%   100.0%
                                             =====    =====    =====    =====    =====

     SEPARATION FROM LUCENT

     We were incorporated under the laws of the State of Delaware on February 16, 2000, as a wholly owned subsidiary of Lucent. We will have no material assets or activities until the contribution to us by Lucent, of the businesses described in this information statement, which is expected to occur immediately prior to the distribution. Lucent conducted such businesses through various divisions and subsidiaries. Following the distribution, we will be an independent public company, and Lucent will have no continuing stock ownership interest in us. Prior to the distribution, we will enter into several agreements with Lucent in connection with, among other things, intellectual property, interim services and a number of ongoing commercial relationships, including product supply arrangements. The interim services agreement sets forth charges generally intended to allow the providing company to fully recover the allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, but without any profit. With limited exceptions, these interim services are not expected to extend beyond March 31, 2001. The pricing terms for goods and services covered by the commercial agreements will reflect negotiated prices. Please see "Relationship Between Lucent and Our Company After the Distribution" for a more detailed discussion of these agreements.

     Our combined financial statements, which are discussed below, reflect the historical financial position, results of operations and cash flows of the businesses to be transferred to us from Lucent as part of the distribution. The financial information included herein, however, may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been a stand-alone company during the periods presented.

     Cash, cash equivalents, debt and interest expense. Lucent uses a centralized approach to cash management and the financing of its operations. Our cash deposits are transferred to Lucent on a regular basis. As a result, none of Lucent's cash, cash equivalents or debt at the corporate level were allocated to us in our combined financial statements. We have assumed for purposes of calculating interest expense that we would have had average debt balances of $992 million for the nine months ended June 30, 2000, and $1,320 million, $1,439 million and $825 million, for fiscal 1999, 1998 and 1997, respectively. The amount of debt incurred for purposes of calculating interest expense reflects our estimates for the amount of debt we would have needed during these periods to fund our operations, including to fund our capital expenditures and acquisitions. For purposes of our combined financial statements, we have assumed average interest rates of 7.9% for the nine months ended June 30, 2000, and, 6.8%, 6.5% and 7.1% per annum, for fiscal 1999, 1998 and 1997, respectively. The interest rates used are estimates of what we believe we would have obtained with a "BBB" rating, the assumed credit rating of our company after the distribution. Although we believe our estimates are reasonable, these amounts of debt and interest rates are not necessarily indicative of the amount of debt and related interest rates we actually would have had if we were a stand-alone company during all periods presented.

     Corporate overhead and basic research. The combined financial statements include allocations of the assets, liabilities and expenses of Lucent's corporate headquarters relating to our businesses. General corporate overhead has been either allocated based on the ratio of our costs and expenses to Lucent's costs and expenses or based on our revenue as a percentage of Lucent's total revenue, as appropriate. General corporate overhead primarily includes cash management, legal, accounting, tax, insurance, public relations, advertising and data services and amounted to $276 million for the nine months ended June 30, 2000, and $449 million, $425 million and $335 million for fiscal 1999, 1998 and 1997, respectively. We believe the costs of these services charged to us are a reasonable representation of the costs that would have been incurred if we had performed these functions as a stand-alone company.

     The combined financial statements also include an allocation from Lucent to fund a portion of the costs of basic research conducted by Lucent's Bell Laboratories. This allocation was based on our revenue as a percentage of Lucent's total revenue. This allocation amounted to $56 million, for the nine months ended June 30, 2000, and $78 million, $66 million and $59 million for fiscal 1999, 1998 and 1997, respectively. We believe the costs of this research charge to us are a reasonable representation of the costs that would have been incurred if we had performed these functions as a stand-alone company. Following the distribution, we will satisfy our corporate overhead and basic research requirements using our own resources or through purchased services.

     We intend to invest an amount equal to approximately 9% of our total revenue in fiscal 2001 in research and development. These investments represent a significant increase over our investments in research and development over the previous three fiscal years which was approximately 6% of total revenue for each of those years. Although we will spend a significant portion of our budget on hiring research personnel as we build our group, we believe our investments will be more effective than historically because our efforts will be focused on our products. As a part of Lucent, we funded a portion of Lucent's basic research, which research was not necessarily beneficial for our business.

     Benefit obligations. At the distribution, we will assume responsibility for pension and postretirement benefits for our active employees. Obligations related to retired and terminated vested employees as of September 30, 2000 will remain the responsibility of Lucent. Until the distribution, our employees are participants in the Lucent pension plans and, upon retirement, will be participants in Lucent's postretirement benefit plans. Lucent has managed its employee benefit plans on a consolidated basis. Therefore, our share of the Lucent plans' assets and liabilities are not included in our combined financial statements. For purposes of the financial statements, the pension and postretirement costs were based on estimated assets being equal to a proportional share of plan obligations incurred by Lucent for employees who performed services for us.

     Income taxes. Income taxes were calculated as if we filed separate tax returns. However, Lucent was managing its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that we would have followed or will follow as a stand-alone company.

     REVIEW OF OPERATIONS AND RELATED CHARGES

     We believe there are a number of opportunities as a stand-alone company to significantly improve our profitability and business performance. In connection with the distribution, we are currently engaged in a comprehensive review of our operations, including our organizational structure, products and services and market segments. Based on this review, we expect to begin implementing a company-wide restructuring in the fourth quarter of fiscal 2000, with a view toward improving our profitability and business performance as a stand-alone company. After our restructuring plan is finalized and approved by our board of directors, we expect to record charges in connection with this plan of $700 million to $800 million in the fourth quarter of fiscal 2000 of which approximately 95% is expected to result in a usage of cash. In addition, we expect to incur one time expenses in the first two quarters of fiscal 2001 in connection with our separation from Lucent and our establishment as an independent company in the range of $150 million to $200 million. We expect to incur a portion of our total restructuring costs and separation expenses prior to the distribution. We expect to fund our restructuring costs and separation expenses through a combination of debt and internally generated funds. In addition, as part of our review of operations, we are in the process of evaluating our ongoing costs to support a contract we have with a major customer under which we provide equipment outsourcing and related services. At this time, we can not reasonably predict the action that may be taken as a result of this evaluation process, however, a material cash payment or charge could result. We expect to complete the evaluation and determine our course of action in the fourth quarter of fiscal 2000.

     Our restructuring is expected to include:

     - reducing headcount in various areas, including by outsourcing some corporate functions, redesigning our services, centralizing and consolidating our marketing organization and consolidating our customer call centers;

     - eliminating excess capacity through consolidation of our owned and leased real estate, involving a reduction from approximately 13 million square feet currently occupied to approximately 11 million square feet with a corresponding reduction in our leases and a headcount reduction for real estate management;

     - reducing administrative sales support, consolidating administrative functions and closing some of our international sales locations, as we implement our strategy to strengthen our distribution channels; and

     - exiting outsourcing contracts that we currently have for our systems infrastructure and shutting down our legacy computer systems.

     In addition to the current activities contemplated as part of the restructuring, we are pursuing a contract manufacturing initiative which is not included in the charges above. If we are successful in this initiative, we may incur additional charges in the future. Our contract manufacturing initiative will involve the outsourcing of substantially all our manufacturing other than the manufacturing of our structured cabling systems. By outsourcing our manufacturing to contractors whose business is to manufacture sophisticated electronics equipment, we believe we will be able to focus on our strengths in developing innovative software and systems and on increasing and improving our services offerings, while still providing high quality products to our customers. We believe that outsourcing our manufacturing will allow us to improve our cash flow over the next few years through a reduction of inventory and reduced capital expenditures. We cannot assure you that we will be able to implement this manufacturing initiative or that, if implemented, we will achieve these anticipated benefits. Our manufacturing initiative may be delayed or prohibited by a legal proceeding currently contemplated by a governmental agency, which may disrupt our operations or result in unanticipated costs. Please see "Business -- Legal Proceeding" for a description of this legal proceeding.

     ACQUISITIONS

     As part of our continued efforts to broaden our portfolio of product offerings, Lucent, on our behalf, completed the following key acquisitions during fiscal 1999, 1998 and 1997:

July 1999       Merger with Mosaix, Inc., a provider of software that
                manages an enterprise's various office functions. Lucent
                issued 2.6 million shares of Lucent common stock, with a
                value of $145 million, for all of the outstanding stock of
                Mosaix. The transaction was accounted for by Lucent as a
                pooling of interests.
August 1998     Acquisition of Lannet Ltd., an Israeli-based producer of
                multi-service networking products. The purchase price was
                $115 million in cash.
July 1998       Acquisition of SDX Business Systems PLC, a United
                Kingdom-based provider of multi-service networking products.
                The purchase price was $207 million in cash.
January 1998    Acquisition of Prominet Corporation, a producer of
                multi-service networking products. The purchase price was
                $199 million of Lucent common stock.
September 1997  Acquisition of Octel Communications Corporation, a provider of voice, fax and electronic messaging technologies to
                service providers and enterprises. The total purchase price was approximately $1.8 billion, in cash, and the enterprise portion of that business along with $724 million of the
                purchase price was allocated to us.
October 1996    Acquisition of Agile Networks, Inc., a provider of
                multi-service networking products. The purchase price was
                $135 million in cash.

     REVENUE

     We derive revenue primarily from the sales of communication systems and software. We sell our products both directly through our worldwide sales force and indirectly through our global network of approximately 4,300 distributors, dealers, value-added resellers, system integrators and contractors. The purchase price of our systems and software typically includes installation and a one-year warranty. We also derive revenue from:

     - maintenance services, including services provided under maintenance contracts and on a time and material basis;

     - professional services for customer and enterprise relationship management; and

     - value-added services for outsourcing messaging and other parts of communication systems.

     Maintenance contracts typically have terms that range from one to five years. Contracts for professional services typically have terms that range from two to four weeks for standard solutions and from six months to one year for customized solutions. Contracts for value-added services typically have terms that range from one to seven years.

     Revenue from sales of communications systems and software is recognized when contractual obligations have been satisfied, title and risk of loss has been transferred to the customer and collection of the resulting receivable is reasonably assured. Revenue from the direct sales of products with installation services is recognized at the time the products are installed, after satisfaction of all the terms and conditions of the underlying customer contract. Our indirect sales to distribution partners are recognized at the time of shipment if all contractual obligations have been satisfied. For our value-added services, professional services and services performed under maintenance contracts, we recognize revenue ratably over the term of the underlying customer contract or at the end of the contract, when obligations have been satisfied. For services performed on a time and materials basis, revenue is recognized upon performance. We accrue a provision for estimated sales returns and other allowances as a reduction of revenue at the time of revenue recognition, as required.

     COSTS AND OPERATING EXPENSES

     Our costs of product consist primarily of materials and components, labor and manufacturing overhead. Our costs of service consist primarily of labor, parts and service overhead. Our selling, general and administrative expenses and research and development expenses consist primarily of salaries, commissions, benefits and other miscellaneous items. Please see "-- Purchased In-Process Research and Development" for a discussion of this line item.

     Total operating expenses in the fiscal years ended September 30, 1999, and September 30, 1998, were reduced due to the reversal of $33 million and $23 million, respectively, of business restructuring reserves recorded in December 1995 primarily related to favorable experiences in employee separations for those years.

     OPERATING TRENDS

     We have been, and intend to continue to, increase the percentage of our sales made through our distribution partners. To further this strategy, in March 2000, we sold our primary distribution function for our voice communications systems for small and mid-sized enterprises to Expanets, Inc. As the percentage of our sales through distribution partners increases, if sales volume remained the same, our revenue would decline. We expect, however, that the reduction in our operating costs and expenses as a result of this shift to distribution partners should offset the decline in revenue.

     EQUITY INVESTMENT

     On August 8, 2000, we entered into an agreement to sell 4,000,000 shares of Series B convertible participating preferred stock and warrants to purchase shares of our common stock to Warburg, Pincus Equity Partners, L.P. and several related investment funds for a total of $400 million. Based on the formula set forth under "Description of Capital Stock -- Our Preferred Stock -- Series B Convertible Participating Preferred Stock -- Conversion," the Series B convertible participating preferred stock is expected to be initially convertible into approximately 5.0% of our fully diluted common stock, calculated using a modified treasury stock method as of the 90th day after issuance. The warrants have an exercise price equal to 130% of the conversion price for the Series B convertible participating preferred stock. The warrants are exercisable for 3.6% of a total number of shares of common stock to be calculated pursuant to the formula set forth under "Description of Capital
Stock -- Warrants" as of the 90th day after issuance. As long as these investors and their permitted transferees maintain ownership of a combination of shares of common stock and Series B convertible participating preferred stock that, in the aggregate, on an as-converted basis, represent at least 50% of the shares of our common stock initially issuable on conversion of all the shares of Series B convertible participating preferred stock purchased, the investors will be entitled to designate for election one individual to our board of directors and to have one observer attend meetings of our board of directors. The closing of the investment is subject to a number of conditions and we cannot assure you that the investment will be consummated. For a more detailed description of this equity investment, please see "-- Liquidity and Capital Resources" and "Related Transactions and Equity Investment."

RESULTS OF OPERATIONS

     The following table sets forth line items from our combined statements of income as a percentage of revenue for the periods indicated:

                                              NINE MONTHS            YEAR ENDED
                                             ENDED JUNE 30,         SEPTEMBER 30,
                                             --------------    -----------------------
                                             2000     1999     1999     1998     1997
                                             -----    -----    -----    -----    -----
                                                           (PERCENTAGES)
Revenue....................................  100.0%   100.0%   100.0%   100.0%   100.0%
Costs......................................   55.6     55.4     55.2     53.0     51.2
                                             -----    -----    -----    -----    -----
Gross margin...............................   44.4     44.6     44.8     47.0     48.8
Operating expenses
  Selling, general and administrative......   33.2     35.6     33.8     33.6     34.1
  Research and development.................    6.2      6.7      6.5      5.5      5.4
  Purchased in-process research and
     development...........................     --       --       --      3.9      7.4
                                             -----    -----    -----    -----    -----
Total operating expenses...................   39.4     42.3     40.3     43.0     46.9
Operating income (loss)....................    5.0      2.3      4.5      4.0      1.9
Other income-net...........................    1.0      0.4      0.3      0.3      0.3
Interest expense...........................    1.1      1.1      1.1      1.2      0.9
Provision (benefit) for income taxes.......    1.9      0.6      1.5      2.5      3.6
Cumulative effect of accounting change.....     --      1.6      1.2       --       --
Net income (loss)..........................    3.0%     2.6%     3.4%     0.6%    (2.3)%

     Included in operating income (loss) for the fiscal year ended September 30, 1999, is the $97 million received on the sale in 1999 of equipment which was previously rented to customers, net of the equipment's book value of approximately $2 million. This equipment consisted predominately of discontinued product lines. This effect on the total operating income of $369 million for fiscal 1999, represented 1.2% of fiscal 1999 revenue.

NINE MONTHS ENDED JUNE 30, 2000 COMPARED TO NINE MONTHS ENDED JUNE 30, 1999

     The following table shows the change in external revenue, both in dollars and in percentage terms:

                                                  NINE MONTHS ENDED
                                                       JUNE 30,             CHANGE
                                                  ------------------    ---------------
                                                   2000       1999        $        %
                                                  -------    -------    -----    ------
                                                          (DOLLARS IN MILLIONS)
OPERATING SEGMENT:
  Communications Solutions......................  $3,255     $3,529     $(274)     (7.8)%
  Services......................................   1,452      1,396        56       4.0
  Connectivity Solutions........................     955        940        15       1.6
Corporate and other.............................       2          5        (3)    (60.0)
                                                  ------     ------     -----
          Total.................................  $5,664     $5,870     $(206)     (3.5)%
                                                  ======     ======     =====

     Revenue. Revenue decreased 3.5% or $206 million, from $5,870 million for the nine months ended June 30, 1999, to $5,664 million for the same period in 2000, due to a decrease in the Communications

Solutions segment, partially offset by increases in the Services and Connectivity Solutions segments. The decrease in the Communications Solutions segment was the result of a $135 million reduction in sales of our Merlin Magix(TM) and Partner(R) product lines due to the shift from a direct retail market to an indirect distribution channel resulting from our sale of this distribution function to Expanets. In addition, sales of our messaging products decreased by $130 million as customers purchased a higher than usual number of systems in 1999 to upgrade their systems in anticipation of year 2000 concerns. In addition, the Communications Solutions segment experienced a $90 million decrease in installation revenue in line with the reduction in product sales. These decreases were partially offset by increases in professional services as well as in sales of our DEFINITY(R) and customer relationship management product offerings. The increase in the Services segment was the result of strong growth in maintenance services internationally and in existing value-added service accounts. The Connectivity Solutions segment increase was driven by growth in ExchangeMax(R) structured cabling systems and electronic cabinets sales of $125 million, largely offset by a decrease in SYSTIMAX(R) structured cabling systems.

     Revenue within the United States decreased 6.3% or $301 million, from $4,777 million for the nine months ended June 30, 1999, to $4,476 million for the same period in 2000. Revenue increased outside the United States 8.7% or $95 million, from $1,093 million for the nine months ended June 30, 1999, to $1,188 million for the same period in fiscal 2000. Revenue outside the United States in 2000 represented 21.0% of revenue compared with 18.6% in 1999. We continued to expand our business outside of the United States, with growth led by the Asia/Pacific region for the nine months ended June 30, 2000.

     Costs and gross margin. Total costs decreased 3.0% or $98 million, from $3,250 million for the nine months ended June 30, 1999, to $3,152 million for the same period in 2000 primarily due to the decrease in product sales. Gross margin percentage remained essentially unchanged at 44.4% as compared with 44.6% for the nine months ended June 30, 2000 and 1999, respectively.

     Selling, general and administrative. Selling, general and administrative expenses decreased 10.0% or $208 million, from $2,088 million for the nine months ended June 30, 1999, to $1,880 million for the same period in 2000. The decrease from 1999 is primarily due to reduced bonus compensation expenses resulting from lower than anticipated financial performance and lower staffing levels resulting from the realignment and integration of our sales force and our information systems group. The headcount reductions for our information systems group were associated with the ongoing implementation of a new computer software platform. The majority of these reductions were associated with the shutdown and elimination of support for obsolete and redundant computer systems.

     Research and development. Research and development expenses decreased 11.8% or $47 million, from $397 million for the nine months ended June 30, 1999, to $350 million for the same period in 2000. Increases in funding on call center and converged voice and data products as well as spending associated with the acquisition of Mosaix, were more than offset by reduced spending on more mature product lines such as Partner and Merlin Magix. In addition, spending decreased due to synergy realized in consolidation of the data product line research and development operations of Prominet and Lannet.

     Other income -net. Other income -net increased 107.7% or $28 million, from $26 million for the nine months ended June 30, 1999, to $54 million for the same period in 2000. This increase was primarily due to a gain of $45 million realized in March 2000 on the sale of our U.S. sales division serving small and mid-sized enterprises to Expanets, Inc., which represented the net cash proceeds received related to this sale.

     Provision for income taxes. The effective tax rates for the nine months ended June 30, 2000 and June 30, 1999 were 39.4% and 40.0%, respectively.

FISCAL YEAR ENDED SEPTEMBER 30, 1999 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1998

     The following table shows the change in external revenue, both in dollars and in percentage terms:

                                                  FISCAL YEAR ENDED
                                                    SEPTEMBER 30,           CHANGE
                                                  ------------------    ---------------
                                                   1999       1998        $        %
                                                  -------    -------    -----    ------
                                                          (DOLLARS IN MILLIONS)
OPERATING SEGMENT:
  Communications Solutions......................  $5,088     $4,583     $ 505      11.0%
  Services......................................   1,900      1,750       150       8.6
  Connectivity Solutions........................   1,274      1,408      (134)     (9.5)
Corporate and other.............................       6         13        (7)    (53.8)
                                                  ------     ------     -----
          Total.................................  $8,268     $7,754     $ 514       6.6%
                                                  ======     ======     =====

     Revenue. Revenue increased 6.6% or $514 million, from $7,754 million in fiscal 1998 to $8,268 million in fiscal 1999 due to increases in both the Communications Solutions segment and the Services segment. These increases were partially offset by a decrease in the Connectivity Solutions segment. The increase in the Communications Solutions segment was led by approximately $130 million of higher sales of DEFINITY products, increases of approximately $300 million of applications associated with our customer relationship management products and services, multi-service networking products and unified messaging systems, which accommodate voice, facsimile and electronic mail messages, as well as from the sale of equipment which was previously rented to customers. The Services segment increase was the result of increases of approximately $80 million and $70 million in sales of maintenance and value-added services, respectively. The decrease in the Connectivity Solutions segment was the result of $48 million, $52 million and $34 million in decreases in sales of SYSTIMAX, ExchangeMax structured cabling systems and electronic cabinets, respectively.

     Revenue within the United States increased 4.8% or $307 million, from $6,376 million in fiscal 1998 to $6,683 million in fiscal 1999. Revenue increased outside the United States 15.0% or $207 million, from $1,378 million in fiscal 1998 to $1,585 million in fiscal 1999. Revenue outside the United States in fiscal 1999 represented 19.2% of total revenue compared with 17.8% in fiscal 1998. We continued to expand our business outside of the United States, with growth led by the Europe/Middle East/Africa region in fiscal 1999.

     Costs and gross margin. Total costs increased 11.1 % or $457 million, from $4,107 million in fiscal 1998 to $4,564 million in fiscal 1999 primarily due to the increase in sales. Gross margin percentage decreased 2.2 percentage points from 47.0% to 44.8% in fiscal 1999 compared with fiscal 1998. The decrease in gross margin percentage for the year was primarily due to price reductions, partially offset by a more favorable product mix.

     Selling, general and administrative. Selling, general and administrative expenses increased 7.1% or $186 million, from $2,609 million in fiscal 1998 to $2,795 million in fiscal 1999. The dollar increase is attributable to approximately $80 million related to the full year impact associated with the 1998 acquisitions of Lannet and SDX, and approximately $40 million of costs associated with the implementation of a new computer software platform.

     Research and development. Research and development expenses increased 27.7% or $117 million, from $423 million in fiscal 1998 to $540 million in fiscal 1999. This was due to increases of approximately $60 million resulting from the acquisitions of Lannet and SDX, as well as approximately $60 million of increases in our voice and data communications over the internet products and connectivity product lines.

     Purchased in-process research and development. There was no charge in fiscal 1999 for in-process research and development. In fiscal 1998, the charges of $306 million were associated with the acquisitions of Lannet, Prominet and SDX.

     Other income-net. Other income-net increased 12.0% or $3 million, from $25 million in fiscal 1998 to $28 million in fiscal 1999. This increase was primarily due to gains recorded on the sale of an Octel product line, Computer Telephony Products.

     Provision for income taxes. The effective tax rates were 39.4% and 82.1% for the fiscal years 1999 and 1998, respectively. Excluding the impact of the purchased in-process research and development expenses associated with the Prominet, SDX and Lannet acquisitions in 1998, the effective tax rate for the year ended September 30, 1998 was 36.2%. The increase to the effective tax rate is primarily due to the tax impact of activity outside the United States.

FISCAL YEAR ENDED SEPTEMBER 30, 1998 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1997

     The following table shows the change in external revenue, both in dollars and in percentage terms:

                                                    FISCAL YEAR ENDED
                                                      SEPTEMBER 30,           CHANGE
                                                    ------------------    --------------
                                                     1998       1997        $        %
                                                    -------    -------    ------    ----
                                                           (DOLLARS IN MILLIONS)
OPERATING SEGMENT:
  Communications Solutions........................  $4,583     $3,721     $  862    23.2%
  Services........................................   1,750      1,523        227    14.9
  Connectivity Solutions..........................   1,408      1,158        250    21.6
Corporate and other...............................      13         11          2    18.2
                                                    ------     ------     ------
          Total...................................  $7,754     $6,413     $1,341    20.9%
                                                    ======     ======     ======

     Revenue. Revenue increased 20.9% or $1,341 million, from $6,413 million in fiscal 1997 to $7,754 million in fiscal 1998 resulting from increases in all operating segments. The increase in the Communications Solutions segment was primarily due to including approximately $420 million of revenue from the messaging systems of Octel and increases of approximately $360 million in sales of DEFINITY, multi-service networking and call center products. The increase in the Connectivity Solutions segment was due to increases of approximately $210 million and $40 million in sales of SYSTIMAX and ExchangeMax, respectively. The increase in the Services segment was the result of increases of $158 million and $69 million in sales of maintenance and value-added services, respectively.

     Revenue within the United States increased 19.3% or $1,033 million, from $5,343 million in fiscal 1997 to $6,376 million in fiscal 1998. Revenue increased outside the United States 28.8% or $308 million from $1,070 million in fiscal 1997 to $1,378 million in fiscal 1998. Revenue outside the United States in fiscal 1998 represented 17.8% of total revenue compared with 16.7% in fiscal 1997. We continued to expand our business outside of the United States, with growth led by the Canadian region in fiscal 1998.

     Costs and gross margin. Total costs increased 25.0% or $822 million, from $3,285 million in fiscal 1997 to $4,107 million in fiscal 1998, primarily due to the increase in sales. Gross margin percentage decreased 1.8 percentage points from 48.8% to 47.0% in fiscal 1998 compared with fiscal 1997. The decrease in gross margin percentage was primarily due to a less favorable product mix, with 21.6% growth in the Connectivity Solutions segment. Also contributing to the percentage point decline were increased product price reductions.

     Selling, general and administrative. Selling, general and administrative expenses increased 19.4% or $423 million, from $2,186 million in fiscal 1997 to $2,609 million in fiscal 1998. The increase is due to $200 million of increases in sales and marketing expenses as well as $200 million of increases due to the acquisition of Octel.

     Research and development. Research and development expenses increased 22.3% or $77 million, from $346 million in fiscal 1997 to $423 million in fiscal 1998. This was due primarily to the increases resulting from the acquisition of Octel.

     Purchased in-process research and development. Purchased in-process research and development expenses decreased 35.2% or $166 million, from $472 million in fiscal 1997 to $306 million in fiscal 1998. These expenses reflect charges associated with the acquisitions of Lannet, SDX and Prominet in 1998 and, for 1997, reflect charges associated with the acquisitions of Octel and Agile.

     Other income-net. Other income-net increased by 47.1% or $8 million, from $17 million in fiscal 1997 to $25 million in fiscal 1998.

     Provisions for income taxes. The effective tax rates were 82.1% and 280.5% for the fiscal years 1998 and 1997, respectively. Excluding the impact of the purchased in-process research and development expenses associated with the Prominet, SDX and Lannet acquisitions in 1998 and the Octel and Agile acquisitions in 1997, the effective tax rate for the year ended September 30, 1998 was 36.2% as compared to 41.3% for the year ended September 30, 1997. This decrease is primarily due to increased research tax credits and the tax impact of activity outside the United States.

HISTORICAL QUARTERLY PERFORMANCE FIRST FISCAL QUARTER 1998 THROUGH THIRD FISCAL QUARTER 2000

     The following table sets forth our historical quarterly revenue, gross margin and net income (loss) from first fiscal quarter 1998 through third fiscal quarter 2000:

                                                     FISCAL YEAR QUARTERS
                                             -------------------------------------
                                             FIRST     SECOND     THIRD     FOURTH
                                             ------    ------    -------    ------
                                                     (DOLLARS IN MILLIONS)
FISCAL YEAR ENDING SEPTEMBER 30, 2000
Revenue....................................  $1,845    $1,934    $ 1,885        --
Gross margin...............................     868       822        822        --
Net income.................................      69        66         33        --
FISCAL YEAR ENDING SEPTEMBER 30, 1999
Revenue....................................  $1,894    $1,938    $ 2,038    $2,398(2)
Gross margin...............................     840       841        939     1,084
Income (loss) before cumulative effect of
  accounting change........................       4       (34)        87       129
Cumulative effect of accounting
  change(1)................................      96        --         --        --
Net income (loss)..........................     100       (34)        87       129
FISCAL YEAR ENDING SEPTEMBER 30, 1998
Revenue....................................  $1,865    $1,690    $ 1,918    $2,281
Gross margin...............................     919       776        850     1,102
Net income (loss)..........................     105       (97)        59       (24)

     (1) Effective October 1, 1998, we changed our method for calculating the market-related value of plan assets used in determining the expected return-on-asset component of annual net pension and postretirement benefit costs (see Note 8 to the combined financial statements).

     (2) In fiscal year 1999, we sold equipment which was previously rented to customers for $97 million. The equipment had a net book value of approximately $2 million and consisted predominantly of discontinued product lines.

     Our quarterly financial results can vary from quarter to quarter, for various factors including the compensation system for our sales force which focuses on achieving full year results and because many of our customers' buying behaviors can fluctuate quarter to quarter. For example, our product revenue in the first fiscal quarter of 1999 and in the fourth fiscal quarter of 1999 was $1,448 million and $1,895 million, respectively.

LIQUIDITY AND CAPITAL RESOURCES

     We generated cash flow from operations of $347 million for the nine months ended June 30, 2000, compared with a use of $(136) million for the same period in 1999, and $431 million, $129 million and $359 million for fiscal 1999, 1998 and 1997, respectively. The improvement in our cash flow from operations for the nine months ended June 30, 2000, compared with the same period in 1999, and for the fiscal year ended 1999, compared with fiscal year ended 1998, is primarily the result of a significant reduction in working capital driven by improvement in accounts receivable management and increases in net income. Domestic customer support functions, which include cash collection, were centralized into four regional customer care centers in the second half of 1999 which resulted in accelerated cash collections. The decrease in our cash flow from operations for the fiscal year ended 1998 compared with fiscal year 1997 was the result of increases in accounts receivable and inventories.

     Cash flow used in investing activities was $134 million for the nine months ended June 30, 2000 compared with cash used of $114 million for the same period in 1999. Cash flow used in investing activities was $86 million in fiscal year 1999, compared with $459 million and $1,056 million for fiscal 1998 and 1997, respectively. Acquisitions of businesses in 1998 and 1997 drove higher levels of cash used in investing activities in these periods. Capital expenditures and acquisitions of businesses are the primary components of investing activities. Generally, we have generated sufficient cash from our operating activities to fund our working capital and capital expenditure requirements.

     Net cash (used in) provided by financing activities was $(190) million for the nine months ended June 30, 2000 compared with $288 million for the same period in 1999. Net cash provided by (used in) financing activities was $(257) million, $265 million and $833 million for fiscal 1999, 1998 and 1997, respectively. We historically have relied on Lucent to provide financing for our operations. The cash flows from financing activities reflected herein principally reflect changes in our assumed capital structure. These cash flows are a reasonable representation of the cash flows that would have resulted if we were a stand-alone company.

     Following the distribution, Lucent will no longer be providing funds to finance our operations. Prior to the distribution, Lucent intends to issue $700 million of short-term debt under a commercial paper program, which will be assumed by us at the distribution date. The commercial paper program will be comprised of short-term borrowings in the commercial paper market at market interest rates. We may assume additional debt under the commercial paper program to the extent additional debt is incurred by Lucent under the program to fund restructuring or separation costs and expenses that we may incur prior to the distribution. We may also assume additional debt under the program for our working capital if there is any substantial increase in our working capital over our current plan prior to the distribution. We do not expect to incur any permanent financing to fund working capital for the foreseeable future. Upon the distribution Lucent will be relieved of all obligations under the program. Accordingly, upon distribution, we will become obligated to satisfy all payments and other terms of this commercial paper program.

     In addition, we intend to enter into two unsecured revolving credit facilities with third party financial institutions, a 364-day credit facility and a five-year credit facility. We have not yet finalized the amount of the credit facilities, but do not expect the amount of the two facilities to exceed $1.7 billion in the aggregate. Lucent will initially be a party to each of these credit facilities, but will have no obligations thereunder following the distribution. We will be able to borrow funds under these revolving credit facilities for general corporate purposes, including for the support of the commercial paper program or repayment of other debt, working capital and acquisitions. Neither we nor Lucent expect to make any borrowings under the revolving credit facility to support the commercial paper program or, prior to the distribution, to make borrowings under these facilities for any other purpose. We may refinance all or a portion of the commercial paper program we assume from Lucent with long-term or other short-term debt. We intend to file a debt registration statement in order to be able to access the capital markets from time to time. Interest rates on our commercial paper obligations will be variable due to the short-term nature of this financial instrument. For a commercial paper balance of $700 million outstanding for an entire year, a .125 percentage point increase in the average interest rate on the obligations, also effective for an entire year, would increase pre-tax interest expense, and reduce pre-tax income, by $875,000. Such an increase is not expected to significantly impact our future results.

     Our primary future cash needs on a recurring basis will be working capital, capital expenditures and debt service. A portion of our restructuring and separation costs and expenses also will be funded by internally generated funds. We believe that our cash flows from operations will be sufficient to meet these future cash needs. If our cash flows from operations are less than we expect, we may need to incur additional debt. In addition, we currently anticipate requiring approximately $600 million of additional financing in the next eight months to fund costs and expenses in connection with the planned restructuring and separation. We have not yet finalized the amount of additional financing we will require because we are currently developing our restructuring plan, reviewing our capital structure and examining other costs and expenses we may incur as a stand-alone company. We also may from time to time issue additional commercial paper under our commercial paper program, if the market permits such borrowings, make borrowings under our revolving credit facilities or issue other long or short-term debt, if available. We have not yet finalized the amount of the commercial paper program, but do not expect the aggregate amount of the program to exceed $1.7 billion.

     On August 8, 2000, we entered into an agreement with Warburg, Pincus Equity Partners, L.P. and related investment funds, which we refer to collectively as the investors, to sell to them 4,000,000 shares of our Series B convertible participating preferred stock and warrants to purchase our common stock for an aggregate purchase price of $400 million. Based on the formula set forth under "Description of Capital Stock -- Our Preferred Stock -- Series B Convertible Participating Preferred Stock -- Conversion," the Series B convertible participating preferred stock is expected to be initially convertible into approximately 5.0% of our fully diluted common stock, calculated using a modified treasury stock method as of the 90th day after issuance. The warrants have an exercise price equal to 130% of the conversion price for the Series B convertible participating preferred stock. The warrants are exercisable for 3.6% of a total number of shares of common stock to be calculated pursuant to the formula set forth under "Description of Capital Stock -- Warrants" as of the 90th day after issuance. Of these warrants, warrants exercisable for 2.0% of such total number of shares of common stock will have a four-year term and warrants exercisable for 1.6% of such total number of shares of common stock will have a five-year term. During a period commencing on a date that we expect to be no later than June 30, 2001, until the second anniversary of their issuance, if the market price of our common stock exceeds 200%, in the case of the four-year warrants, and 225%, in the case of the five-year warrants, of the exercise price of the warrants for 20 consecutive trading days, we can force the exercise of up to 50% of the four-year warrants and the five-year warrants, respectively.

     The shares of Series B convertible participating preferred stock will have an aggregate initial liquidation value of $400 million and will accrete for the first ten years at an annual rate of 6.5%, compounded quarterly. After the third anniversary of the issue date, 50% of the amount accreted for the year may be paid in cash as a dividend, on a quarterly basis, at our option. From the fifth anniversary of the issue date through the tenth anniversary, we may elect to pay 100% of the amount accreted for the year as a cash dividend on a quarterly basis. Following the tenth anniversary of the issue date, we will pay quarterly cash dividends at an annual rate of 12% of the then accreted liquidation value of the Series B convertible participating preferred stock, compounded quarterly. The Series B convertible participating preferred shares also will participate, on an as-converted basis, in dividends paid on our common stock. Any amounts ascribed to a beneficial conversion feature of the Series B convertible participating preferred stock will be recorded as a reduction to net income attributable to common shareowners in the quarter the Series B convertible participating preferred stock is issued. A beneficial conversion feature will exist if the conversion price of the Series B convertible participating preferred stock is less than the fair value of our common stock at the measurement date. Based on our pro forma capital structure as of June 30, 2000, an assumed market value of our common stock and option issuance, the beneficial conversion feature related to the Series B convertible participating preferred stock is estimated to be approximately $39 million. This actual amount will not be determinable until after the distribution is consummated. Changes in the fair market value of Lucent's common stock, in the number of outstanding Lucent shares and in the number of our outstanding options could affect the actual value ascribed to the beneficial conversion feature.

     We do not expect there to be a material impact on our future results of operations for any beneficial conversion features associated with the deemed dividends on the Series B convertible participating preferred stock or with the warrants to purchase shares of our common stock.

     At any time after the fifth anniversary of their issuance, we may force conversion of the shares of Series B convertible participating preferred stock. If we give notice of a forced conversion, the investors will be able to require us to redeem the convertible participating preferred shares at 100% of the then current liquidation value, plus accrued and unpaid dividends. Following a change-in-control of us during the first five years after the investment, other than a change of control transaction that is a business combination involving solely the issuance of common stock, the accretion of some or all the liquidation value of the Series B convertible participating preferred stock through the fifth anniversary of the issue date will be accelerated, subject to our ability to pay a portion of the accelerated accretion in cash in some instances. In addition, for 60 days following the occurrence of any change-of-control of us during the first five years after the investment, the investors will be able to require us to redeem the Series B convertible participating preferred stock at 101% of the liquidation value, including any accelerated accretion of the liquidation value, plus accrued and unpaid dividends.

     The closing of the equity investment is subject to a number of conditions and we cannot assure you that the investment will be consummated. If the investment is consummated, we intend to use the proceeds to fund our operations and execute our business strategy. For a more detailed description of this equity investment, please see "Related Transactions and Equity Investment."

     Our ability to issue additional equity is constrained because our issuance of additional common stock may cause the distribution to be taxable to Lucent under Section 355(e) of the Internal Revenue Code, and under the tax sharing agreement we would be required to indemnify Lucent against that tax. See "The Distribution Federal Income Tax Consequences of the Distribution" and "Relationship Between Lucent and Our Company After the Distribution -- Tax Sharing Agreement" for a more detailed discussion of Section 355(e) and the tax sharing agreement between Lucent and us.

     We may need to incur additional debt or issue equity to make any strategic acquisition or investment. We can not assure you that such financing will be available to us on acceptable terms or at all. Our ability to make payments on and to refinance our indebtedness, including the commercial paper program and to fund working capital, capital expenditures and strategic acquisitions will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Further, the commercial paper program and future indebtedness may impose various restrictions and covenants on us which could limit our ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities.

PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT

     In connection with the acquisitions of Lannet, SDX, Prominet, Octel and Agile in fiscal years ended September 30, 1998, and 1997, a portion of the purchase price was allocated to purchased in-process research and development. As part of the process of analyzing these acquisitions, we made a decision to buy technology that had not yet been commercialized rather than develop the technology internally. We based this decision on factors such as the amount of time it would take to bring the technology to market. We also considered Bell Laboratories' resource allocation and its progress on comparable technology, if any. Our management expects to use a similar decision process in the future.

     We estimated the fair value of in-process research and development for the above acquisitions using an income approach. This involved estimating the fair value of the in-process research and development using the present value of the estimated after-tax cash flows expected to be generated by the purchased in-process research and development, using risk-adjusted discount rates and revenue forecasts as appropriate. The selection of the discount rate was based on consideration of Lucent's weighted average cost of capital, as well as other factors, including the useful life of each technology, profitability levels of each technology, the uncertainty of technology advances that were known at the time, and the stage of completion of each technology. We believe that the estimated in-process research and development amounts so determined represent fair value and do not exceed the amount a third party would have paid for the projects.

     Where appropriate, we deducted an amount reflecting the contribution of the core technology from the anticipated cash flows from an in-process research and development project. At the date of acquisition, the in-process research and development projects had not yet reached technological feasibility and had no alternative future uses. Accordingly, the value allocated to these projects was capitalized and immediately expensed at acquisition. If the projects are not successful or completed in a timely manner, management's product pricing and growth rates may not be achieved and we may not realize the financial benefits expected from the projects.

     The development efforts related to the majority of the purchased in-process technology projects are progressing in accordance with the assumptions underlying the appraisals. As expected in the normal course of product development, a number of projects have experienced delays and other projects are being evaluated due to changes in strategic direction and market conditions. These factors are not expected to have a material adverse effect on results of operations and financial position in future periods.

     Set forth below are descriptions of the significant acquired in-process research and development projects.

     OCTEL

     On September 29, 1997, Lucent completed the purchase of Octel for $1,819 million. The enterprise portion of Octel is a part of our business. The purchase price that has been allocated to this business is $724 million. Octel was a public company involved in the development of voice, fax and electronic messaging technologies for both service providers and business enterprises. We allocated $393 million to in-process research and development representing the estimated fair value using the income approach described above of the in-process research and development we acquired. This amount was allocated to the following projects: Unified Messenger(R) $245 million, Octel network services projects for $111 million and two other projects for $37 million in total.

     At the acquisition date Octel was working on the development of Unified Messenger and various Octel network services projects. Unified Messenger was a messaging system for accessing both voice and e-mail messages with either a phone or a computer. Messages are stored on a single mailbox, in which the user could access all of their messages. The Octel network services projects represented the development of new administrative software that would allow Octel to provide the capabilities in its outsourcing contracts that customers demand, and work with the new hardware of other product lines that it would be producing.

     Unified Messenger. Revenue attributable to Unified Messenger were estimated to be $5 million in 1998 and $46 million in 1999. Revenue was expected to peak in 2004 and decline thereafter through the end of the product's life in 2008 as new product technologies were expected to be introduced by us. Revenue growth was expected to decrease from 179% in 2000 to 20% in 2004, and be negative for the remainder of the projection period. At the acquisition date, costs to complete the research and development efforts related to the initial release of the project were expected to be $3 million.

     Octel network services projects. Revenue attributable to the Octel network services projects were estimated to be $18 million in 1998 and $93 million in 1999. Revenue was expected to peak in 2003 and decline thereafter through the end of the product's life in 2006 as new product technologies were expected to be introduced by us. Revenue growth was expected to decrease from 52% in 2000 to 10% in 2003, and be negative for the remainder of the projection period. At the acquisition date, costs to complete the research and development efforts related to the Octel network services projects were expected to be less than $1 million.

     An average risk-adjusted discount rate of 20% was utilized to discount projected cash flows.

     PROMINET

     On January 23, 1998, Lucent completed the purchase of Prominet for $199 million. Prominet was a participant in the gigabit ethernet networking industry. A gigabit ethernet network is a high performance local area network used by an enterprise to connect computers, printers, workstations and the like within a building or campus. We allocated $157 million to in-process research and development using the income approach described above. The $157 million was allocated to the following projects: Phase II for $12 million, Phase III for $92 million, and Phase IV for $53 million.

     At the acquisition date Prominet was working on a gigabit ethernet router with improved technological and administrative functionality. A router is an interface between two networks. The project was expected to be completed in three phases, Phase II through Phase IV. Each phase represented an effort to significantly enhance the technological and administrative capabilities of the router.

     Phase II. Revenue attributable to Phase II was estimated to be $8 million in 1999 and $18 million in 2000. Revenue was expected to peak in 2004 and decline thereafter through the end of the product's life in 2009 as new product technologies were expected to be introduced by us. Revenue growth was expected to decrease from 112% in 2000 to 8% in 2004, and be negative for the remainder of the projection period. At the acquisition date, costs to complete the research and development efforts related to the initial release of the project were expected to be $2 million.

     Phase III. Revenue attributable to Phase III was estimated to be $47 million in 1999 and $99 million in 2000. Revenue was expected to peak in 2004 and decline thereafter through the end of the product's life in 2009 as new product technologies were expected to be introduced by us. Revenue growth was expected to decrease from 112% in 2000 to 8% in 2004, and be negative for the remainder of the projection period. At the acquisition date, costs to complete the research and development efforts related to the initial release of the project were expected to be $4 million.

     Phase IV. Revenue attributable to Phase IV was estimated to be $38 million in 1999 and $79 million in 2000. Revenue was expected to peak in 2004 and decline thereafter through the end of the product's life in 2009 as new product technologies were expected to be introduced by us. Revenue growth was expected to decrease from 106% in 2000 to 7% in 2004, and be negative for the remainder of the projection period. At the acquisition date, costs to complete the research and development efforts related to the initial release of the project were expected to be $3 million.

     An average risk-adjusted discount rate of 25% was utilized to discount projected cash flows.

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

     We are subject to a wide range of governmental requirements relating to employee safety and health and to the handling of emission into the environment of various substances used in our operations. We have not incurred material capital expenditures for such matters during the past three years, nor do we anticipate having to incur such expenditures during the current or succeeding fiscal year.

     We are currently conducting investigation and/or cleanup of known contamination at approximately five of our facilities either voluntarily or pursuant to government directives. We have established financial reserves to govern environmental liabilities where they are probable and reasonably estimable. Reserves for estimated losses from environmental matters are, depending on the site, based primarily upon internal or third-party environmental studies and the extent of contamination and the type of required cleanup. Although we believe that our reserves are adequate to cover known environmental liabilities, it is often difficult to estimate with certainty the future cost of such matters. Therefore, we cannot be assured that the actual amount of environmental liabilities will not exceed the amount of reserves for such matters or will not have a material adverse effect on our financial position, results of operations or cash flows. Please see
"Business -- Environmental, Health and Safety Matters" for a more detailed discussion of these matters.

LEGAL PROCEEDINGS

     From time to time we are involved in legal proceedings arising in the ordinary course of business. We may be subject to litigation and infringement claims, which could cause us to incur significant expenses or prevent us from selling our products or services.

     We are currently involved in two purported class action lawsuits related to Y2K issues. Although we believe that the outcome of these Y2K actions will not adversely affect our business prospects, if these cases progress, they will require expenditure of significant legal costs related to their defense. We also have been advised by Region 6 of the National Labor Relations Board that it has been authorized to file a complaint alleging that Lucent has refused to bargain over the outsourcing of certain of its manufacturing activities. Because the complaint will relate to some of the manufacturing facilities that will be transferred to us as part of the distribution, we expect to become a party to this action. If we are unsuccessful in resolving these charges, as they relate to us, our operations may be disrupted, our initiative to outsource substantially all of our manufacturing may be delayed or prohibited or we may incur additional costs that may decrease our profitability. For a more complete description of these legal proceedings, please see "Business -- Legal Proceedings." Other than as described above, we believe there is no litigation pending that should have, individually or in the aggregate, a material adverse effect on our financial position or results of operations.

RISK MANAGEMENT

     We are exposed to risk from changes in foreign currency exchange rates and interest rates that could impact our results of operations and financial position. We manage our exposure to these market risks through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We use derivative financial instruments as risk management tools and not for speculative or trading purposes. In addition, derivative financial instruments are entered into with a diversified group of major financial institutions in order to manage our exposure to nonperformance on such instruments.

     We use foreign currency forward contracts, and to a lesser extent foreign currency options, to reduce significant exposure to the risk that the eventual net cash inflows and outflows resulting from the sale of products to non-U.S. customers and purchases from non-U.S. suppliers will be adversely affected by changes in exchange rates. Foreign currency exchange contracts are designated for recorded, firmly committed or anticipated purchases and sales. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate movements, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged. As of September 30, 1999, our primary net foreign currency market exposures included Canadian dollars, Euro currencies and British pounds.

     The fair value of foreign currency exchange contracts is sensitive to changes in foreign currency exchange rates. As of September 30, 1999 and 1998, a 10% appreciation in foreign currency exchange rates from the prevailing market rates would increase our related net unrealized gain for 1999 and loss for 1998 by approximately $8 million and $3 million, respectively. Conversely, a 10% depreciation in these currencies from the prevailing market rates would decrease our related net unrealized gain for 1999 and loss for 1998 by approximately $10 million and $5 million, respectively. Consistent with the nature of the economic hedge of such foreign currency exchange contracts, such unrealized gains or losses would be offset by corresponding decreases or increases, respectively, of the underlying instrument or transaction being hedged.

     While we hedge many foreign currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.

     We may enter into interest rate swap agreements to manage the risk between fixed, floating and variable interest rates and long-term and short-term maturity debt instruments. There were no interest rate swap agreements in effect during 1999 and 1998.

     The Contribution and Distribution Agreement provides that, as between us and Lucent, we have assumed all liabilities under or otherwise relating to derivatives and similar obligations primarily related to our business. Initially, Lucent may continue to perform obligations under such derivatives and similar obligations on behalf of us, but all amounts paid to or received from third parties will be charged to, or paid over or credited to us, as the case may be.

     By their nature all such instruments involve risk including the credit risk of nonperformance by counterparties, and our maximum potential loss may exceed the amount recognized in our balance sheet. However, at both June 30, 2000 and September 30, 1999, in management's opinion there was no significant risk of loss in the event of nonperformance of the counterparties to these financial instruments. We control our exposure to credit risk through credit approvals, credit limits and monitoring procedures, and management believes that reserves for losses are adequate. We do not have any significant exposure to any individual customer or counterparty nor any major concentration of credit risk related to any financial instruments.

EUROPEAN MONETARY UNION -- EURO

     On January 1, 1999, eleven member countries of the European Union established fixed conversion rates between their existing sovereign currencies, and adopted the Euro as their new common legal currency. The Euro is currently trading on currency exchanges and the legacy currencies will remain legal tender in the participating countries for a transition period between January 1, 1999 and January 1, 2002. During the transition period, cash-less payments can be made in the Euro, and parties can elect to pay for goods and services and transact business using either the Euro or a legacy currency. Between January 1, 2002 and July 1, 2002, the participating countries will introduce Euro notes and coins and withdraw all legacy currencies so that they will no longer be available.

     We will continue to evaluate issues involving introduction of the Euro involving accounting, tax, legal and regulatory requirements. Based on current information and our current assessment, we do not expect that the Euro conversion will have a material adverse effect on our business or financial position.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. SFAS 133 requires us to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on our rights or obligations under the applicable derivative contract. Subsequent to the issuance of SFAS 133, the FASB has received many requests to clarify certain issues causing difficulties in implementation. In June 2000, the FASB issued SFAS 138 which responds to those requests by amending certain provisions of SFAS 133. These amendments include allowing foreign-currency denominated assets and liabilities to qualify for hedge accounting, permitting the offsetting of selected inter-entity foreign currency exposures that reduce the need for third party derivatives and redefining the nature of interest rate risk to avoid sources of ineffectiveness. We will adopt SFAS 133 and the corresponding amendments under SFAS 138 in the first quarter of fiscal year 2001. SFAS 133, as amended by SFAS 138, is not expected to have a material impact on our combined results of operations, financial position or cash flows.

     In December 1999, the Securities and Exchange Commission staff issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements." SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements and requires adoption no later than the fourth quarter of our fiscal 2001. We are currently evaluating the impact of SAB 101 to determine what effect, if any, it could have on our financial position and results of operations.

                                    BUSINESS

OVERVIEW

     We are a leading provider of communications systems and software for enterprises, including businesses, government agencies and other organizations. We offer voice, converged voice and data, customer relationship management, messaging, multi-service networking and structured cabling products and services. Multi-service networking products are those products that support network infrastructures which carry voice, video and data traffic over any of the protocols, or set of procedures, supported by the Internet on local area and wide area data networks. A structured cabling system is a flexible cabling system designed to connect phones, workstations, personal computers, local area networks and other communications devices through a building or across one or more campuses. We are a worldwide leader in sales of messaging and structured cabling systems and a U.S. leader in sales of enterprise voice communications and call center systems. We are not a leader in multi-service networking products or in converged voice and data products. We have entered these product areas relatively recently, and our product portfolio is less complete than the portfolios of some of our competitors. We are implementing a strategy focused on these products. In fiscal 1999, we had revenue of approximately $8.3 billion and net income of approximately $300 million.

     Over the last ten years, approximately 980,000 enterprises have purchased one or more of our systems, software or services through our direct sales force. We also have a global network of approximately 4,300 distributors, dealers, value-added resellers, systems integrators and contractors, through which we indirectly sell our products to enterprises. Our broad customer base includes approximately 78% of the Fortune 500 companies.

     We support our customers with comprehensive global service offerings, including remote diagnostics testing of our advanced systems, installation of our products, on-site repair and maintenance. We believe our global service organization is an important consideration for customers purchasing our systems and software and is a source of significant revenue for us, primarily from maintenance contracts. We also offer professional services for customer relationship management and value-added services for the outsourcing of messaging and other portions of an enterprise's communications system.

     We intend to use our leadership positions in enterprise communications systems and software, our broad portfolio of products and services and strategic alliances with other technology and consulting services leaders to offer our customers comprehensive eBusiness communications solutions. By eBusiness, we mean the internal and external use of communications tools and electronic networks, to interact, collaborate and transact business with an enterprise's customers, suppliers, partners and employees. We currently offer many of the advanced products that we believe are important components of eBusiness communications solutions. We are focusing our strong research and development capabilities on developing new and improved eBusiness communications products and services.

     We have historically operated as part of Lucent. In connection with our separation from Lucent, we are engaging in a comprehensive review of our operations, including our organizational structure, products and services and market segments, with a view toward improving our profitability and our business performance in the near term. As a result of this review, we expect to announce a restructuring plan, with an associated restructuring charge, in the fourth quarter of fiscal year 2000. As a result of our restructuring plan and strategic initiatives, we intend to:

     - reduce our costs of products and services;

     - reduce our corporate overhead expenses;

     - increase our investment in research and development;

     - implement a tax strategy tailored to our operations as a stand-alone company; and

     - increase our revenue growth by focusing our sales and product development efforts on the higher growth segments of our market.

     We were incorporated under the laws of the State of Delaware under the name "Lucent EN Corp.", on February 16, 2000, as a wholly owned subsidiary of Lucent. As of June 27, 2000, our name was changed to "Avaya Inc." Lucent was formed from the systems and technology units that were formerly a part of AT&T Corp. and the research and development capabilities of Bell Laboratories. On September 30, 1996, Lucent became independent of AT&T when AT&T distributed all its Lucent shares to its shareowners in a tax-free spinoff. We will have no material assets or activities as a separate corporate entity until the contribution to us by Lucent, immediately prior to the distribution, of the businesses described in this information statement. Following the distribution, we will be an independent public company, and Lucent will have no continuing stock ownership interest in us. Prior to the distribution, we will enter into several agreements with Lucent in connection with, among other things, intellectual property, interim services and a number of on-going commercial relationships, including product supply arrangements. Please see "Relationship Between Lucent and Our Company After the Distribution" for a more detailed discussion of these agreements.

INDUSTRY OPPORTUNITY

     We currently define our market to be comprised of the enterprise voice communications systems, communications applications, multi-service networking, connectivity solutions, maintenance support and value-added services segments. Multi-service networking products are those products that support network infrastructures which carry voice, video and data traffic over any of the protocols, or sets of procedures, supported by the Internet on local area and wide area data networks. We estimate, based on various industry reports, that this market will grow from approximately $113.8 billion in 1999 to approximately $176.6 billion in 2003, a compound annual growth rate of 11.6%. We expect that these segments will grow at rates that differ substantially from segment to segment. For example, we estimate, based on various industry reports, that the enterprise unified messaging, call center and traditional voice communications portions of these segments will grow at respective compound annual growth rates of 71.5%, 30.3% and 1.2% between 1999 and 2003. Unified messaging is an advanced messaging solution that delivers the convenience and benefits of combining the storage of more than one type of message, including voice, facsimile and electronic mail.

     We estimate that higher growth can be realized from the advanced enterprise communications products in our market segments which support eBusiness solutions. We believe there are several trends which are driving the deployment of these advanced communications products. These trends are described below.

     ADOPTION OF eBUSINESS STRATEGIES

     Major advances in networking, computing and software have increased the number and value of communications tools and have led to capabilities such as voice mail, electronic mail, wireless communications, Web chat sessions and voice communications over the Internet. The rapid adoption of these new communications tools, accelerated growth in the use of the Internet and significant expansion of the electronic marketplace for goods and services have resulted in competitive pressures to change the way enterprises operate and interact with their customers, suppliers, partners and employees. In order to take advantage of the opportunities and efficiencies offered by the new communication-based economy, enterprises are increasingly implementing eBusiness strategies in order to:

     - attract and retain customers;

     - increase revenue by using the Internet to reach new markets and customers;

     - enhance relationships with suppliers, partners and employees;

     - share in-house knowledge and expertise more effectively throughout their organizations; and

     - decrease their operating costs.

     Many enterprises have incorporated elements of eBusiness solutions into their operations. As the uses and complexity of eBusiness offerings continue to rise, we expect enterprises to increasingly demand flexible communications systems to support their operations and to enhance and personalize their relationships with customers, suppliers and partners. We believe that most enterprises are just beginning to deploy the advanced communications solutions that provide the infrastructure for eBusiness. Few enterprises, however, have the range of skills necessary in-house to implement comprehensive eBusiness solutions and the advanced communications solutions to support them. Therefore, enterprises are increasingly looking to outsource their professional service needs.

     A FOCUS ON CUSTOMER RELATIONSHIP MANAGEMENT

     Enterprises are increasingly focused on customer relationship management, a business strategy for building and retaining a strong, active purchasing base of satisfied customers through relationship oriented services and proactive marketing and management. The development of more advanced communication tools and the adoption of eBusiness strategies have increased an enterprise's ability to manage its interaction with customers. The expansion of eBusiness and resulting competitive pressures have helped focus enterprises to incorporate customer relationship management into their strategies. Customer relationship management strategies build upon the basic principles of customer service to use voice, Web, facsimile and other forms of communications and software to:

     - record and utilize customer preferences;

     - ensure that customers are served when they prefer, using the communications media of their choice;

     - provide customer self service functionality as well as interactive services; and

     - meet customer expectations consistently and in a timely manner.

Increasingly, customer relationship management strategies rely on advanced solutions with workflow and back-office capabilities to manage the relationship from the initial point of contact with a customer, whether in person, on the telephone or over the Internet, through transaction fulfillment, accounting and ongoing customer satisfaction.

     EXTENDED ENTERPRISES

     The growth of eBusiness and advances in networking and software applications have allowed enterprises to extend beyond their physical facilities to create a broad geographical presence that requires coordination of widespread operations. Globalization of operations and consolidation of industries through high levels of worldwide mergers and acquisitions activity have contributed to increased complexity of enterprises. A single enterprise may have numerous locations that need to be linked electronically, and merged enterprises face the challenge of coordinating their often disparate systems and organizations quickly and effectively. These enterprises require voice communication servers and messaging systems that can be networked together, or to the servers and systems of other vendors, to support their dispersed operations. Communication tools such as voice and electronic mail, facsimiles and wireless devices have also helped to create a mobile workforce capable of working from home or other remote locations, both during and outside traditional business hours. We believe advanced communications systems that can grow with an enterprise and that will integrate with existing infrastructure are needed to allow enterprises of all sizes to extend their reach and coordinate all aspects of their operations.

     EVOLUTION TOWARD CONVERGED VOICE AND DATA NETWORKS

     Voice and data networks have historically been separate, using different switching or transmission technologies because of the inherent differences in the requirements of the traffic they support. Until recently, technology did not exist to reliably carry voice and data traffic over a single network and satisfy the requirements of both types of traffic. Over time, we expect voice and data networks to converge into a single network. This convergence will be driven by the development of eBusiness and other applications that require converged networks as well as the potential cost savings for enterprises utilizing a single, integrated network for their communications as well as by additional operational benefits. However, while converged technology has begun to be deployed, further advances in reliability are necessary before this technology will be widely accepted. Accordingly, enterprises are seeking advanced applications that allow their voice and data networks to work together efficiently. These applications enable enterprises to experience some of the benefits of a converged network without the expense of replacing their entire communications infrastructure. We view the converged voice and data segment to include products which provide for the transport of voice over packet switched networks. Packet switching is the process of breaking data up into packets and sending those packets through a network to a remote location, at which point the packets are reassembled. These products range from voice over Internet Protocol applications to single networks for voice and data and are in various stages of development. Internet Protocol is a type of protocol, or set of procedures, for the formatting and timing of data transmission between two pieces of equipment.

     OUR OPPORTUNITY

     We believe there exists a significant opportunity for a communications company, such as our company, with a broad product portfolio, strong research and development capabilities, extensive service offerings and a large customer base to capitalize on the needs of enterprises for advanced communications systems. Due to the widespread base of installed communications systems, the implementation of eBusiness strategies and related communications systems has been, and is expected to continue to be, an adaptive and evolutionary process. Accordingly, we believe that our company, with its ability to offer reliable communications systems that can grow with an enterprise and be integrated with existing infrastructure, is well-positioned to serve the near and long term needs of this growing market segment.

STRATEGY

     Our objective is to become the leading, worldwide provider of communications solutions for enterprises operating in the rapidly changing eBusiness environment. To accomplish this goal, we are pursuing the following three major strategies:

     IMPROVE PROFITABILITY AND THE BUSINESS PERFORMANCE OF OUR OPERATIONS

     We believe there are a number of opportunities as a stand-alone company to improve our profitability and business performance. We expect to implement the restructuring plan we are currently developing and other initiatives as a part of this strategy by the end of 2001. We are a transaction intensive business in all our activities, including manufacturing, selling, ordering, shipping, billing, servicing and collections. We intend to focus our restructuring plan on reducing the cost of these activities through a variety of mechanisms. In addition, we have announced our first major initiative, the outsourcing of substantially all our manufacturing other than the manufacturing of our structured cabling systems. By outsourcing our manufacturing to contractors whose business is to manufacture sophisticated electronics equipment, we believe we will be able to focus on our strengths in developing innovative software and systems and on increasing and improving our services offerings, while still providing high quality products to our customers. We believe that outsourcing our manufacturing will allow us to improve our cash flow over the next few years through a reduction of inventory and reduced capital expenditures. We cannot assure you that we will be successful in implementing this initiative.

     CAPITALIZE ON NEAR TERM REVENUE GROWTH OPPORTUNITIES

     We intend to focus on the elements of this strategy described below, which we believe are opportunities to increase our revenue in the near term.

     Expanding our international sales. We have traditionally derived the majority of our revenue from sales in the United States. We believe there is an opportunity to increase our revenue by expanding our focus on international sales. We began executing a strategy three years ago to strengthen our global direct sales force and our worldwide network of distribution partners, and have grown our international sales from approximately $1.1 billion in fiscal 1997 to approximately $1.6 billion in fiscal 1999. We intend to continue to increase our international sales by entering into additional strategic alliances focused on international sales. We also will continue to strengthen our network of international distribution partners, and we are seeking to expand our presence in some of the countries where we currently have operations and believe the market opportunity to be attractive.

     Strengthening our distribution channels. With an existing customer base that includes 78% of Fortune 500 companies, our sales force has developed relationships with many large and multi-national enterprises that we believe are likely to need advanced communications systems. We will continue to focus our direct sales force primarily on national and global accounts, providing these customers a single point of contact and centralized purchasing process with product fulfillment and high quality local support on a worldwide basis. To complement our strong global direct sales force, continue to expand our sales internationally and better serve the needs of small and mid-sized enterprises, we intend to strengthen our worldwide network of distribution partners. We intend to strengthen this network by developing relationships with distribution partners that provide us with broader geographic, product segment or customer coverage. As the communication needs of our customers have become more complex, we believe that many small and mid-sized enterprises worldwide are increasingly purchasing communications solutions through, or with the advice of, companies that offer them comprehensive eBusiness and communications services such as value-added resellers and systems integrators that not only sell products but also design, install and test comprehensive systems and networks, including systems integration. By focusing our direct sales force on national and global accounts and strengthening our indirect distribution channels, we believe we can increase sales across all channels and better serve the needs of our customers.

     Capitalizing on the demand for customer relationship management products and services. We intend to expand our sales in the growing customer relationship management market segment by using our leadership position in sales of call center systems, our expanded portfolio of customer relationship management products and our approximately 900 person group of professionals offering customer relationship management services. In September 1999, we expanded our product portfolio from primarily call center voice applications for voice traffic to a new product line. This product line enables enterprises to manage customer interactions across a variety of communication channels such as Web chat sessions and electronic mail as well as integrate an enterprise's internal and external office functions. We are investing in our sales teams and consultants and expanding our relationships with distribution partners. We intend to continue to utilize relationships our consultants have developed with our call and contact center customers to sell our new customer relationship management products and increase the role of our professional services consultants.

     POSITION OURSELVES TO CAPITALIZE ON LONG TERM GROWTH OPPORTUNITIES

     We believe we are well-positioned to capitalize on the rapidly evolving eBusiness communications environment. We are implementing the following strategies in order to increase our sales in the higher growth areas of our market.

     Marketing our advanced products and services as essential components of comprehensive eBusiness communications solutions. We currently offer many of the advanced products and services that we believe are the important components of comprehensive eBusiness communications solutions. By eBusiness, we mean the internal and external use of communications tools and electronic networks, to interact, collaborate and transact business with an enterprise's customers, suppliers, partners and employees. Examples of these include:

     - our contact center and messaging systems that allow an enterprise and its customers, suppliers, partners and employees to communicate by voice, electronic mail, facsimile, Web chat sessions and other means of communication;

     - our network systems and software for allocating network resources among users and applications to maximize use of an enterprise's network capacity;

     - our communications servers that support telephone-based communications over traditional voice networks as well as over the Internet or other data networks; and

     - our professional services consultants who can design and implement an enterprise's customer relationship management strategy.

See "-- eBusiness Communications Solutions" for a more detailed description of our current portfolio of eBusiness products and services.

     We plan to tailor our eBusiness communications solutions both for enterprises that seek to upgrade their existing communications systems to meet the new requirements of eBusiness and enterprises that seek to build entirely new communications systems using these solutions. We believe that our leading positions in sales of enterprise voice communications and call center systems, as well as our reputation for reliability and our technological, diagnostic and service expertise, will support our continued introduction of our converged voice and data solutions and communications applications for the eBusiness environment. In addition, we intend to establish a new brand identity for our products through brand management and product positioning efforts.

     Introducing innovative products through continued investment in our research and development capabilities. We intend to invest an amount equal to approximately 9% of our total revenue in fiscal 2001 in research and development. These investments represent a significant increase over our investment in research and development over the previous three fiscal years, which was approximately 6% of total revenue for each of those years. We are building a research and development capability that is intended to have approximately 3,000 engineers, including many that currently work at Lucent's Bell Laboratories, one of the world's leading research and development institutions. We will spend a portion of our 2001 budget on hiring research personnel as we build our capability. We believe our research and development spending will be more effective than it has been historically because our efforts will be focused on higher growth segments in our market. As a part of Lucent, we funded a portion of Lucent's basic research, which research was not necessarily beneficial for our businesses.

     We plan on using our substantial investment in research and development to develop new systems and software to augment our current eBusiness communications product offerings so that, together with our strategic alliances and services, we can offer our customers comprehensive eBusiness communications solutions. We are particularly focused on converged voice and data solutions and applications which support eBusiness communications needs. Our research and development group will continue to seek opportunities to work with technology leaders from other companies and educational and research institutions to develop uniform technological standards as the building blocks for future communications and related enterprise systems.

     Building strategic alliances and making strategic acquisitions and investments to develop comprehensive eBusiness communications solutions. To further our objective of offering our customers comprehensive eBusiness communications solutions, we have entered into a number of strategic alliances with other technology and consulting services leaders. By linking our advanced products and enterprise communications systems experience with the expertise of strategic partners in eBusiness consulting, applications, infrastructure and product development, we seek to enhance the portfolio of products we offer our customers, better positioning us to deliver these comprehensive solutions. We are actively pursuing additional strategic alliance opportunities with partners whose capabilities complement our product and service offerings. We also intend to seek acquisitions of technology, services or distribution channels in order to accelerate our time to market of new products and solutions and increase our worldwide presence and share of international sales. We may also make investments in companies with products, technologies or services that compliment our product and service portfolio. At the same time, we will evaluate our existing product lines and businesses and we may exit some of our product lines and businesses which are no longer key to our strategy.

PRODUCTS AND SOLUTIONS

     We offer a broad array of communications systems, software and services that enable enterprises to communicate with their customers, suppliers, partners and employees through voice, Web, electronic mail, facsimile, Web chat sessions and other forms of communication, across an array of devices. These devices include telephones, computers, mobile phones and personal digital assistants. We classify these products and services into the following principal categories:

     - Enterprise Voice Communications Systems;

     - Communications Applications;

     - Multi-service Networking; and

     - Connectivity Solutions.

     Our broad portfolio of products includes products we have developed internally, products we have obtained through acquisitions, products manufactured by third parties which we resell and products we have developed through our strategic alliances with other technology leaders. Our products range from systems designed for multinational enterprises with multiple locations worldwide, thousands of employees and advanced communications requirements to systems designed for enterprises with a regional or local presence, a single location, and less extensive communications requirements. We believe that the four primary considerations for an enterprise in selecting our systems are:

     - the reliability of the system;

     - the availability and level of service offered around the world;

     - the features or applications offered to an enterprise; and

     - the system's scalability, or ability to add users, features or applications as the needs of the enterprise change.

     ENTERPRISE VOICE COMMUNICATIONS SYSTEMS

     We are a U.S. leader in sales of enterprise voice communications systems, our core voice communications products. In fiscal 1999, we derived approximately $3.4 billion or 41% of our total revenue from these products. We estimate, based on various industry reports, that the market segment for traditional voice communications, such as the DEFINITY, Merlin Magix and Partner products described below, will grow from approximately $28 billion in 1999, to approximately $29 billion in 2003, a compound annual growth rate of 1.2%.

     We offer a broad range of systems to satisfy the communications needs of a diverse group of enterprises. We offer systems designed for under five users, as well as systems that can be networked to accommodate an almost unlimited number of users. Our systems are generally designed to allow an enterprise to add or remove users and have optional features, including over 450 in our most advanced systems, available to enable an enterprise to activate additional features as its communications requirements change. We also design our systems to be easy to administer and use. We provide technical support and training to our customers, and offer the option of purchasing remote diagnostic services for some of our products. These diagnostic services help improve the reliability of an enterprise's systems because we can identify, through the application of artificial intelligence, problems and potential problems with that system, often before the customer realizes there may be a problem.

     Advanced systems. Our most advanced system is our DEFINITY Enterprise Communications Server, which is offered in a variety of configurations in approximately 90 countries. Our DEFINITY product line is a family of products that provides for a reliable network for voice communication which offers integration with an enterprise's data network. Our DEFINITY servers support a variety of voice and data applications such as call and customer contact centers, messaging and interactive voice response systems. Interactive voice response systems allow an individual to access information in the enterprise's computer databases or conduct transactions verbally or using a touch-tone telephone. Our DEFINITY servers support open and standard interfaces for computer telephony integration applications, which are advanced applications that assist in the making, receiving or managing of telephone calls. Our DEFINITY servers facilitate the ongoing transition at many enterprises from private voice telephone systems to advanced systems that integrate voice and data traffic and deploy increasingly sophisticated communications applications.

     DEFINITY products offer flexible networking options to enterprises. Multiple DEFINITY servers can be integrated to work together in a single network with centralized administration supporting transport over internet protocol, asynchronous transfer mode, frame relay or integrated services digital networks. Internet protocol, asynchronous transfer mode and frame relay refer to different sets of procedures for the formatting and timing of data transmission between two pieces of equipment. All three of these protocols support voice traffic over a data network. Integrated Services Digital Networks use lines for voice, video and data traffic installed as part of the public switched network. In the case of enterprises with more than one type of network, DEFINITY allows an enterprise to use the transport resources of any or all of these networks simultaneously. In addition, our DEFINITY systems also may be networked with the systems of other vendors, including those at remote locations.

     We primarily sell our DEFINITY systems to large enterprises with sophisticated communications requirements. Our DEFINITY systems are also used by small and mid-sized enterprises with advanced communications needs and as few as five users. Our DEFINITY systems vary primarily based on the number of users, the features desired by the enterprise and the speed of the system. Each DEFINITY system may be upgraded to support more users and features as the enterprise changes, enabling the enterprise to retain the value of its initial investment, including its investment in training employees on the DEFINITY system. Among the over 450 different features available to an enterprise are the ability to support multimedia interactions, advanced system administration features, abbreviated dialing among an enterprise's multiple locations and least cost and best service call routing. We have designed our DEFINITY systems to be easy to administer, among other things, by providing centralized administration of DEFINITY systems deployed across multiple locations and clear, graphical screens that the administrator uses to monitor and adjust the systems. Furthermore, through the DEFINITY diagnostic software and our expert systems, we have the capabilities to resolve a substantial portion of the problems with our customers' DEFINITY systems without dispatching a technician to that customer's site. We are also in the final stages of testing a feature that will allow DEFINITY servers to be configured automatically from an enterprise's human resources directory, for example, that conforms to the emerging industry standard interface for directories.

     Converged voice and data products. Our DEFINITY product line includes the DEFINITY IP(R) Solution and DEFINITY ATM(R), which both allow an enterprise with separate voice and data networks to converge all or a portion of its voice traffic on its data network. The DEFINITY IP solution consists of software and hardware that gives our DEFINITY products the capability to operate as:

     - a gateway, or point of entry to a network;

     - a gatekeeper, or provider of management and flow control across an enterprise's different types of communications networks; and

     - a multipoint conferencing unit, allowing telephone traffic to be carried along with data in a single multiprotocol network.

     In addition, DEFINITY IP Solution monitors the network, and if, at any time, the Internet Protocol network's performance is not acceptable for voice, it will reroute the voice traffic over its alternate voice network supporting the DEFINITY system. An enterprise with an existing DEFINITY system may upgrade its system by adding DEFINITY IP Solution, and a purchaser of a new DEFINITY system has the option to include DEFINITY IP Solution as a part of its DEFINITY system or to buy a DEFINITY system exclusively comprised of Internet Protocol telephones. Additionally, our DEFINITY ATM solution, among other capabilities, enables a customer to utilize a single DEFINITY switch for voice communications in conjunction with its ATM, or asynchronous transfer mode, network across multiple geographic locations. This capability gives our customers the benefit of using geographically dispersed human resources while getting the benefits of a centralized family of application servers.

     Primarily in Europe, Australia and Japan, we offer two other advanced systems, the INDeX and Alchemy product lines, which are targeted to small to mid-sized enterprises. These systems are price sensitive offerings and provide a variety of integrated voice and data applications. INDeX, for enterprises with 20 to 400 users, supports such functions as Internet Protocol telephony and customer contact center capability with real time reporting and interactive voice response systems. Alchemy systems provide basic voice and data communication capabilities in a single system for small to mid-sized enterprises with two to 192 users. As part of the system, a variety of data functions are packaged including network routing and a corporate firewall. A firewall is a combination of hardware and software which functions as a security mechanism both to limit the exposure of a network to unauthorized infiltration and to prevent internal users from transmitting information to unauthorized sources outside the network. This combination simplifies the purchase and use of advanced network functionality for a small enterprise.

     Additional systems. In addition to our advanced systems, we offer two primary voice communications systems, our Merlin Magix and Partner product lines, targeted at small and mid-sized enterprises with less extensive to moderately sophisticated communications requirements. As opposed to our DEFINITY servers, which utilize a switch to allow for the sharing of outside lines to which the user typically gains access by dialing "9", the selection of an available line and setting up the connection, these products are key/hybrid systems, which require that the user make the selection of an available outside line by pressing an unlit line-selection button on their telephone.

     Our Merlin Magix product line offers an array of features for an enterprise with moderately sophisticated communications requirements. These features include the ability to network more than one system at a single or multiple locations with other Merlin Magix or with DEFINITY systems for the purpose of sharing centralized voice messaging or providing a uniform dial plan. Merlin Magix systems support up to 200 users and provide networking access to the public switched telephone network using a variety of technologies. Merlin Magix also offers the ability to support wireless technology and Internet applications such as a router, a firewall, an enterprise's own electronic mail and Web hosting. A router is an interface between two networks and a firewall regulates internal and external network resources and filters network content. This product line has optional features for small and mid-sized enterprises that seek to integrate their voice and data networking including software to support applications such as interactive voice response systems. According to a 2000 Monitor report by Eastern Management Group, our sales of Merlin Magix products in 1999 represented approximately 23% of total new sales of key/ hybrid communications systems to enterprises with 11 to 40 telephones in the United States and approximately 20% of total new sales of key/hybrid communications systems to enterprises with more than 40 telephones.

     Our Partner products include features suitable for a small, single location enterprise with less extensive communications needs but which still requires a system that facilitates communication internally and with customers. These systems are priced to provide good value relative to the features offered, which include voice mail and conference calling. According to the same report by Eastern Management Group, our sales of Partner products in 1999 represented an estimated 46% share of total sales of key/hybrid communications systems to enterprises with two to ten telephones in the United States. Each of these product lines is designed to be easy to use and administer, including providing an administrator the ability to make moves, adds and changes without the use of an on-site technician.

     Business telephones. According to a report by Eastern Management Group, we were the leading United States manufacturer of business telephones in 1999, shipping 29% of the 15.9 million business telephones shipped in the United States during that year. Our business telephones are primarily sold in conjunction with our enterprise voice communications systems. Our telephones are available worldwide in a variety of styles and support a number of languages.

     COMMUNICATIONS APPLICATIONS

     We offer a broad range of communications applications products which enhance an enterprise's interactions with its customers, suppliers, partners and employees. In fiscal year 1999, we derived approximately $1.3 billion or 16% of our total revenue from our communications applications products. We estimate, based on various industry reports, that the market segment for customer relationship management will grow from approximately $11.5 billion in 1999, to approximately $33.2 billion in 2003, a compound annual growth rate of 30.3%. We also estimate, based on various industry reports, that the market segment for traditional voice messaging will grow from approximately $3.8 billion in 1999 to approximately $6.1 billion in 2003, a compound annual growth rate of 12.6%, and that the market segment for enterprise unified messaging will grow from approximately $57 million in 1999, to approximately $490 million in 2003, a compound annual growth rate of 71.5%. Unified messaging is an advanced messaging solution that delivers the convenience and benefits of combining the storage of more than one type of message, including voice, facsimile and electronic mail.

     Customer relationship management solutions. We offer products that are essential components of many customer relationship management, or CRM, solutions, including:

     - call and customer contact center systems;

     - customer self-service applications, including the integration of voice communications;

     - Web collaboration;

     - electronic mail response management;

     - Web chat; and

     - workflow and business process automation products.

We believe our leading products and our portfolio of advanced applications position us to capitalize on the growing importance of customer relationship management in the eBusiness environment and on the increased focus within customer relationship management solutions on workflow and administrative capabilities. We also offer professional services that assist our customers in integrating our products into their specific business environments and comprehensive customer relationship management solutions. Typically, a customer that purchases our customer relationship management products purchases customization and integration services from our professional services group. We believe that our ability to provide these professional services is an important consideration in selecting our communications applications.

     According to a Cahners In-Stat report in 2000, we are a U.S. leader in sales of call center systems based on their estimates that our sales of systems in 1999 represented approximately 27% of total U.S. sales and our call center systems support approximately 46% of the total number of U.S. customer agent seats. We are particularly strong in the sale of systems that support over 400 agent seats. We also are a leading provider of automatic call distribution, or ACD systems, which route incoming call traffic. According to a Cahners In-Stat report in 2000, we are the leader in interactive voice response products, having 11% of the total global sales of interactive voice response systems sold in 1999. We believe that the deployment of these products gives us an important set of customer relationships that we can use to sell our other customer relationship management products as well as upgrades to existing systems.

       CUSTOMER CONTACT CENTERS

     Our core product offerings are hardware and software systems and software applications for customer contact centers, which are a key component of many customer relationship management solutions. By customer contact center, we are referring to the customer service and support function served by the combination of customer agents, an enterprise's voice and data communications systems, as well as an enterprise's related software applications, such as software applications designed to respond to customer requests for information and to service their needs. Database servers, which contain customer records, product information and trouble-shooting tips, and any related peripheral equipment, such as the agent's telephone and personal computer are also integrated into the customer contact center system. The integration of multimedia interactions into traditional call centers has led to the emergence of customer contact centers. We use the term contact center to refer to traditional call centers, which primarily manage an enterprise's interactions with customers via the telephone, and to contact centers that allow a customer to interact with an enterprise using multiple mediums of communication, including electronic mail, access from a Web site, chat rooms, interactive voice response systems, telephone calls and facsimiles. For example, our customer contact center products can be implemented so that a potential customer can browse through our customer's existing Web page, enter a chat room and then click on an icon to reach the customer service representative. Our customer contact center solutions include software that manages customer interactions from the initial point of contact through the operational functions, such as order processing and billing, to fulfillment of the transaction with the customer, as well as any subsequent accounting or tracking that needs to be done.

     Our customer contact centers are scalable and can support as few as ten customer service representatives in a single location, to thousands of customer service representatives spanning multiple physical locations. We have traditionally sold our solutions to large and mid-sized enterprises in single or multiple locations. Due to the growth of eBusiness and the increased focus on customer relationship management, however, we are expanding our focus to include selling our products to smaller enterprises which are seeking to enhance relationships with customers, suppliers, partners and employees and to improve operational efficiencies through automation of some customer service and back-office functions.

     A contact center requires a variety of hardware, such as an enterprise communications server or switch to route traffic. Our core customer contact center voice communications applications currently work only with our DEFINITY servers. We are developing new versions of some of these products to be compatible with servers of multiple vendors. Our customers' comprehensive customer relationship management solution typically includes automated sales and services systems that are linked to contact center technology, complemented by one or more databases that store the information generated through the automated sales system and contact center. Our customer contact center solutions integrate with these other third party applications and major databases, such as Oracle and Sybase.

          STAND-ALONE CUSTOMER RELATIONSHIP MANAGEMENT APPLICATIONS

     We offer a number of products that can be used either as part of a customer contact center or on a stand-alone basis. Our customer self-service products include interactive voice response systems and Web-based self-service applications. Interactive voice response systems allow an individual to access information in the enterprise's computer databases or conduct transactions verbally or using a touch-tone telephone. We also offer our workflow and business process automation applications separately from our customer contact center solutions to perform functions such as order processing, billing, document processing and accounts payable integration. These applications are often used by government agencies and companies in the financial services, health care, and utilities industries.

          KEY CUSTOMER RELATIONSHIP MANAGEMENT PRODUCT OFFERINGS

     We offer a broad range of applications to meet the needs of enterprises of various types and sizes. These products can be implemented for specific, stand-alone functionality and can also be implemented in combinations for broader solutions. For example, the CentreVu product line for contact centers can be expanded with products including CRM Central 2000 outbound contact systems and interactive voice response product lines. CRM Central 2000 adds workflow and advanced computer telephony applications to our CentreVu portfolio. CRM Central 2000 can also be used stand-alone for multimedia business process automation functionality. Our applications are generally customized for each enterprise by our professional services consultants. Our product portfolio includes the following customer contact center solutions and stand-alone products:

     - CentreVu. Our CentreVu product line is a suite of customer contact products offering predictive and adaptive routing of inbound customer interactions, primarily via telephone. CentreVu also offers capabilities to support other types of customer interactions, such as Web chat, Internet Protocol telephony and electronic mail management which enterprises can utilize as they slowly expand towards servicing their customers with multi-media interactions. This suite of products effectively manages contact centers and enables enterprises to pursue their business strategies through the integration of Internet-based interactions. Customers are then able to interact with the enterprise in the manner they prefer. Our CentreVu product line also includes software that intelligently routes inbound communications to the agent best suited to handle the interaction, based on service levels, business rules, customer profiles and the agent's skill set, work load and usage and software which allows agents to operate from remote locations. This suite of voice communications applications can only be used on our DEFINITY servers.

     - CRM Central 2000. Our CRM Central 2000 software is a suite of applications designed for enterprises that interact with their customers over a variety of communications media and provides the related office management required to process and fulfill customer requests. These interactions include:

        - telephone calls;

        - Internet Protocol telephony;

        - Web chat;

        - data sharing;

        - Web collaboration; and

        - electronic mail management and response activities.

      This suite of solutions is in an early stage of adoption by customers. CRM Central 2000 is an integrated solution which is comprised of five key software components, the combination of which provide customized, integrated capabilities for managing customer-oriented work process across an enterprise and helping an enterprise build lasting, profitable customer relationships. Our current version of CRM Central 2000 can integrate with many third party applications, such as interactive voice response systems and can be used with our DEFINITY server to support voice communications. We are developing a new version which will be able to integrate voice communications on other vendors' servers. This application can be used either on a stand-alone basis or as part of a customer contact center.

     - Viewstar(R). Our Viewstar 5.0 workflow and business process software automates the business processes associated with delivering quality customer service and is typically used on a stand-alone basis. Viewstar reduces costs and shortens turn around times for critical business applications such as loan origination, claims processing and order entry.

     - Mosaix(TM). Our Mosaix product line automates and synchronizes the outbound and inbound telephone calls in contact centers and includes associated call progress analysis tools. Sophisticated calling "campaign" management and unique call blending applications with multiple options for integrating inbound and outbound calls are enabled through these products. Mosaix allows an enterprise to handle sporadic inbound call overloads and to reduce down time of the customer service agents.

     - CONVERSANT(R). Our CONVERSANT Interactive Voice Response System is an integrated solution that automates common customer interactions for customers to choose service options themselves, enables people to speak with computers over the telephone and supports eBusiness with access to self-service applications. This system can assume some of an enterprise's repetitive and time consuming tasks such as giving directions or hours of operation or faxing back order confirmations, which reduces the number of customer agents an enterprise needs and allows agents to handle matters which require their knowledge and personal attention. Some small and mid-sized companies use this product as a stand-alone self-service application. Further, CONVERSANT can be run with DEFINITY or with other vendors' servers.

          PROFESSIONAL SERVICES

     We have a team of approximately 900 consultants dedicated to assisting enterprises in improving their customer relationship management, technology and execution. Approximately 90% of our consultants are employees, with the remainder being independent contractors. Our services range from designing and implementing an enterprise's customer relationship management technology strategy to setting up and integrating software applications that an enterprise purchases from us as part of its customer contact center. Our consultants also work with our sales force in selling our customer relationship management products. We estimate, based on various industry reports, that customer relationship management professional services will grow from approximately $7.4 billion in 1999, to approximately $22.6 billion in 2003, a compound annual growth rate of 32.2%.

     Typically, a customer that purchases our customer relationship management products purchases consulting services from us. We generally provide our services on a time and materials basis, but occasionally enter into fixed-price arrangements. The majority of our consulting services are related to our software and other products. Our service capabilities are a critical part of the solutions we implement and deliver in connection with our customer relationship management products. We work with our clients to customize and integrate our solutions into their contact centers and operations in order to maximize performance from their processes and systems.

     Another key aspect of our business is our relationships with system integrators. Our practice is structured to not only provide subject matter advice to systems integrators as part of an overall customer relationship management strategy, but also to provide guidance to achieve the integration of multi-vendor solutions. We also provide our services to systems integrators that seek to integrate their office applications with our software systems. The extent of our services in these engagements is determined by the systems integrator.

     Voice and unified messaging solutions. We offer a wide variety of voice messaging and unified messaging solutions designed to serve the telephone call answering, voice, facsimile and unified messaging communications needs of enterprises. Unified messaging is an advanced messaging solution that delivers the convenience and benefits of combining the storage of more than one type of message, including voice, facsimile and electronic mail. This facilitates access to these messages through the most convenient device, including Internet browsers, LAN-based personal computers and wireline or wireless telephones, using text-to-speech technology for telephonic e-mail retrieval. These products are marketed under a number of brands, including our primary brands, Octel Messaging and INTUITY(TM) AUDIX(R) Messaging. The ease and speed of our voice and facsimile messaging can improve an enterprise's efficiency by allowing messages to be sent instantly to teams, groups or an entire workforce across multiple locations.

     We believe that, within a given price range, enterprises purchase our systems primarily based on:

     - reliability;

     - the availability of local installation and maintenance;

     - the advanced set of features, such as our flexible voice mail networking capabilities

     - the ease and familiarity of our Octel and AUDIX messaging user interfaces; and

     - the ability to configure a system that meets the needs of enterprises of virtually any size.

     While most enterprises require only one voice messaging system per site, larger companies will generally cluster two to six systems per site, and may network clusters located at several sites, to meet the service levels required by the size and communications needs of the enterprise. All of our messaging servers can be networked, over the Internet or public or private voice networks, to provide enterprise-wide voice and facsimile messaging through a single system. Message networking delivers cost savings as compared to direct telephone or facsimile calls, especially for international communications or communications with large groups.

     We are the worldwide leader in sales of messaging systems. According to a Cahners In-Stat report in 2000, that our sales of voice messaging systems in 1999 represented approximately 28% of voice messaging mailbox capacity shipped worldwide to enterprises by the suppliers of such systems in the United States. This latter share is almost twice that of our nearest competitor. By the end of fiscal year 1999, we had sold over 200,000 systems worldwide since 1993, representing a total of over 100 million messaging mailboxes. Our broad family of messaging products is serving enterprises today with systems that range from supporting as few as two users to systems supporting up to 50,000 users and networks of over 100,000 users. Messaging systems include message servers and their associated server software and messaging-based applications. These systems are configured both as stand-alone servers or as embedded software or hardware in communications servers. Many of our messaging systems are compatible with the voice communications systems of other vendors so that an enterprise may choose our messaging system as the standard for all its locations. Most of our products provide spoken prompts in multiple languages for greeting callers and for user retrieval of messages and are compatible with international standards.

     Our unified messaging capability, which accommodates voice, facsimile and electronic mail messages, is available for our Octel Messaging and INTUITY AUDIX systems and is also provided by our innovative Octel Unified Messenger for Microsoft Exchange, developed in cooperation with Microsoft Corporation. The Octel Unified Messenger system is a unified messaging system software solution that stores voice and facsimile messages directly in a user's Microsoft Exchange electronic mailbox and enables user access to this mailbox by telephone or fax machine. The Octel Unified Messenger system is designed to reduce overhead by providing a single directory, common administration and a single system for all voice, facsimile and electronic mail messages and is intended to enhance productivity by combining pertinent task information in a single working environment.

     Our messaging systems also support a number of enhanced business applications. Using auto-attendant features, Octel Designer and Octel Access Server systems, customers have implemented telephone-based transaction processing, workflow and business process management applications. These applications include purchase order approvals, sales tracking and automated customer service. We have recently begun to commercially offer the Web Communications Server for our Merlin Magix small business system to provide a small business with a complete Web presence, including hosted Web home pages and electronic commerce support for on-line customer purchases. Operating in conjunction with an application service provider, or ASP, we believe this is a unique offering for small enterprises.

     Internet Protocol applications and conferencing. We are developing and delivering new communications solutions that use the advantages of the Internet Protocol operating on the Internet, wireless networks and telephone networks. These solutions are being designed to serve new areas of customer communications needs. One of these solutions is our iCosm(TM) suite of communications applications. iCosm is intended to reshape how individuals organize their days, both personally and professionally, through new applications for scheduling meetings with others, for filtering incoming calls, for organizing, scheduling and routing incoming calls and messages and for advanced forms of conferencing. iCosm solutions are intended for use both on standard enterprise servers and via application service providers. Several iCosm applications are currently available, and we plan to release additional applications later this year.

     We also provide audio, video and data conferencing products for enterprises of varying sizes. These products enable customers to conduct multimedia communication sessions with a geographically dispersed workforce or across company boundaries, thereby making possible cost savings over typical in-person meetings and productivity increases over traditional voice-only modes of communication. Through partners and internal development, we offer our customers a broad portfolio of multimedia collaboration solutions, backed by the full support capability of our nationwide services organization. Our products include the feature-rich multipoint conferencing unit, a highly-reliable server for multipoint video conferencing. We also offer the DEFINITY AnyWhere software product, which, when used in conjunction with our DEFINITY server, enables spontaneous audio and data conferencing capability for office workers and telecommuters. Through our purchase of products from third party manufacturers, we have broadened our portfolio to include a family of industry-leading video endpoints and a line of highly-scalable audio conferencing products, ranging from 24 to 1,152 endpoints.

     MULTI-SERVICE NETWORKING

     We offer a portfolio of products to support multi-service network infrastructures which carry voice, video and data traffic over any of the protocols supported by the Internet on local area and wide area data networks. In fiscal 1999, we derived $269 million or 3.3% of our total revenue from these products. We are not a leader in multi-service networking products or in converged voice and data products. We have entered these product areas relatively recently, and our product portfolio is less complete than the portfolios of some of our competitors. We are implementing a strategy focused on these products. We estimate, based on various industry reports, that the market segment for multi-service networking will grow from approximately $35.3 billion in 1999, to approximately $50.7 billion in 2003, a compound annual growth rate of 9.5%. Our multi-service networking products are sold primarily to enterprises with a future emphasis on application service providers and internet service providers that are focused on hosted networks and applications. We believe our products are attractive to customers because of their performance, reliability and centralized management capabilities.

     Local area network solutions. Our Cajun(TM) switches support voice, video and data traffic over a local area network. Each switch is designed for interoperability with the hardware of numerous other vendors and is comprised of hardware and software that enable the switch to perform configuration, fault management and traffic prioritization functions. Configuration is the adding, deleting and modifying of connections and supported addresses within a network. Fault management is the detection and correction of network faults. Prioritization is the capability to consider the nature of the requirements of various transmissions to determine the relative order and priority of dealing with several different types of transmissions. Some transmissions, such as voice transmissions, tolerate little to no delay for quality reasons and a higher level of priority is assigned to those transmissions.

     Our Cajun switches also support additional advanced applications, such as our switch monitoring, known as SMON, the industry standard network monitoring software for switched network infrastructures, which was developed by Lucent. SMON is an open standard application which allows simultaneous real time monitoring of traffic across multiple switches in a network. As an analytical tool, SMON enables network managers to review global traffic across an entire network as well as individual connectivity between two users.

     Wide area network solutions. We offer wide area network solutions, including Access Point virtual private network routers. A virtual private network allows an enterprise to transport voice, video or data over a public or shared network at a level of security substantially equivalent to the traffic traveling over that enterprise's own private network. This increased level of security is accomplished through encryption and encapsulation of this voice, video or data traffic into a format which is protected from unauthorized access. Our wide area network access products are sold to many types of enterprises and are designed to meet varying access needs. Our virtual private network routers are used primarily by enterprises with remote workers and branch or home offices. Like our switches, our wide area network access products are compatible with a variety of industry products and provide excellent security, scalability and reliability.

     In addition, we offer firewall hardware and software which function as a security mechanism to limit the exposure of a network to unauthorized infiltration. The firewall regulates internal and external network resources and filters network content. Our firewall products have been designed to meet the testing standards of the U.S. federal government and allow for a single administrator to manage multiple firewalls for an entire network from a single location.

     Policy management software. We offer automated policy management software called RealNet Rules. RealNet Rules allows network managers to define, manage and enforce policies which establish priorities and levels of security for network traffic, based on parameters such as traffic type, application or user identification. Examples include a policy which gives voice traffic priority over data traffic in a network, a policy which gives finance applications priority at the end of a reporting period, a policy that gives bandwidth priorities to designated users, such as senior management, or policies that restrict access to sensitive applications, such as human resources applications, to only authorized users. Our policy management software products are designed to allow a single administrator to set policies for all users and locations from a central location.

     CONNECTIVITY SOLUTIONS

     As communications technology requirements have increased over recent years and as moves, adds and changes have become regular events within enterprises, enterprises have increasingly required flexible cabling systems solutions for wiring phones, workstations, personal computers, local area networks and other communications devices through their buildings or across their campuses. To meet these needs, we market our SYSTIMAX product line of structured cabling systems primarily to enterprises of various sizes and our ExchangeMAX product line primarily to central offices of service providers, such as telephone companies or Internet service providers. We also offer electronic cabinets to enclose an enterprise's electronic devices and equipment. In fiscal 1999, we derived $1.3 billion or approximately 16% of total revenues from our connectivity solutions. We estimate, based on various industry reports, that the market segment for connectivity solutions will grow from approximately $12.1 billion in 1999 to approximately $16.9 billion in 2003, a compound annual growth rate of 8.7%.

     SYSTIMAX structured cabling systems. We estimate, based on a Phillips InfoTech report in 1999, which is the most recent report currently available, that we are the worldwide leader in sales of structured cabling systems to enterprises. We primarily market these products under the brand name SYSTIMAX. In fiscal 1999, we derived approximately 45% of our SYSTIMAX revenue from sales domestically and approximately 55% internationally. Our SYSTIMAX cabling systems provide high speed multifunctional local area network interconnections within a single building or a campus through an infrastructure of copper or fiber cabling and associated connecting apparatus. The SYSTIMAX copper and fiber apparatus portfolio includes a broad line of distribution boxes, interconnects, shelves, racks, connectors and outlets necessary to connect and manage large building infrastructure networks.

     We believe that through our SYSTIMAX products we are well-positioned to capitalize on the increasing use by enterprises of advanced data applications which require a reliable infrastructure that can provide high speed data transmission. The current SYSTIMAX product line includes PowerSum and GigaSPEED(R), which are copper cable systems, and LazrSPEED(TM) and OptiSPEED(TM), which are optical fiber cable systems. PowerSum and OptiSPEED each support up to one gigabit transmission and are targeted to price sensitive customers. GigaSPEED and LazrSPEED are the performance leaders in their respective markets. GigaSPEED allows the implementation of gigabit ethernet, a high performance protocol for data transmission, within a building using low cost network electronics. LazrSPEED offers the industry's first 10 gigabit capability.

     Our SYSTIMAX systems compete on the basis of performance, flexibility, reliability and overall customer value. A key component of our marketing strategy is to highlight SYSTIMAX's ability to support the future bandwidth needs of an enterprise. Another of the SYSTIMAX systems' selling points is that the need to recable and the costs relating to recabling can be reduced by installing a high quality structured cabling system that is designed to accommodate an enterprise's move to more advanced applications. We believe that the SYSTIMAX brand name is recognized worldwide by our customers and competitors as the technology leader in the structured cabling system industry. We provide a warranty that our SYSTIMAX cabling systems will support an enterprise's standards-based applications and that our products are free of manufacturing defects for 20 years.

     In addition to cabling systems, SYSTIMAX also offers the alternative of implementing a wireless local area network infrastructure. These products provide high speed wireless in-building connectivity in situations where cabling is impractical. The capability to include wireless LAN connectivity in the total SYSTIMAX system provides customers with increased flexibility to expand their existing networks.

     ExchangeMAX structured cabling system. We sell our ExchangeMAX structured cabling systems primarily to central offices of service providers such as telephone companies or Internet service providers. Central offices are locations that house switches to serve the subscribers of a service provider. Our ExchangeMAX system combines our family of high quality central office connectivity products with an overall system architecture to support the copper and fiber cable distribution networks of a central office. Our products include copper distributing frames, copper cable, connectors, patchcords and cable management software. The ExchangeMAX product line is engineered to meet the site-specific needs of our customers, and may be utilized either to address the discreet maintenance and upgrading needs of a central office or to serve as the foundation of a central office's comprehensive wire center modernization. Like our SYSTIMAX product line, we believe that customers choose our ExchangeMAX systems on the basis of performance, flexibility, reliability and overall customer value.

     Electronic cabinets. An electronic cabinet is a sturdy environmental enclosure for electronics devices and equipment, designed to optimize system integration performance, including thermal characteristics. We have developed an extensive cabinet product portfolio to meet application needs with respect to protecting its current electronic networking as well as providing the thermal capacity to protect network technology. Our product portfolio, combined with our extensive experience, allows us to integrate the electronics products of numerous manufacturers. Further, our cabinets are designed to meet environmental challenges, both expected and unexpected, as well as the technological challenges of network evolution.

VALUE-ADDED SERVICES

     Our value-added services are outsourcing services we provide to both enterprises and to communications service providers, such as local exchange carriers, or telephone companies, or Internet service providers, worldwide to operate and maintain a portion of their communications systems. In fiscal year 1999, we derived approximately $235 million or 3% of our total revenue from our value-added services. We estimate, based on various industry reports, that the market segment for value-added services will grow from approximately $4.6 billion in 1999, to approximately $8.7 billion in 2003, a compound annual growth rate of 17.3%.

     Our enterprise customers which use our value-added services are generally large and mid-sized businesses. For enterprise customers, we provide outsourcing of messaging systems, portions of voice communications systems and contact centers. We offer these customers a full range of maintenance, management and support services. We provide either managed services where the customer owns the communications system or outsourcing services where we both manage and own the communications system. Our services include the following:

     - fault management, including maintenance and help desk support;

     - remote provisioning and administration, such as establishment of voice mail boxes;

     - remote monitoring; and

     - recording, reporting and billing.

     For service providers, we primarily outsource the operation of their messaging systems. We outsource messaging systems for established service providers, emerging service providers and other competitive local exchange carriers. Currently, we derive the majority of our revenue in value-added services from customers in the United States.

     We contract with our clients to provide these services, in varying levels, under agreements that require us to meet service level requirements that vary from agreement to agreement. Fee arrangements vary by contract, but are generally made on a per unit or per subscriber basis, with up front charges to cover initial expenses. These agreements typically have terms ranging from five to seven years with varying termination provisions.

STRATEGIC ALLIANCES

     In order to offer our customers comprehensive eBusiness communications solutions, we are creating strategic alliances with other technology and technology consulting services leaders. Listed below are the principal alliances we have entered into or are currently negotiating in connection with our strategy. The agreements underlying these alliances to which Lucent is a party will be assigned to us at the time of the distribution. We have generally entered into alliances for one to three year terms with various provisions to extend the initial terms. We are actively pursuing additional strategic alliances. Under the terms of our separation from Lucent, Lucent may terminate some of the rights, including important intellectual property rights, that they granted to us if we enter into strategic alliances with Nortel Networks Corporation or Cisco Systems, Inc. Except for our alliance with NICE Systems, Inc. described below, all of our alliances for which we have entered agreements have been entered into within the last year and are still in their initial stages of planning and development. Alliances which we have announced but do not yet have definitive agreements are under negotiation.

     TECHNOLOGY ALLIANCES

     Blue Pumpkin Software, Inc. In April 2000, we entered into an agreement with Blue Pumpkin to provide solutions that help enterprises successfully allocate and balance workload across human resources in multimedia contact centers. Under the agreement, Blue Pumpkin has granted us a non-exclusive license, for a fee, to resell Blue Pumpkin's workforce management software by incorporating it into our suite of customer relationship management solutions. In addition, Blue Pumpkin will be developing customized versions of its products to enhance the capabilities of our combined products.

     eLoyalty Corporation. We have announced our intention to work with eLoyalty to develop, sell and integrate enterprise-wide eBusiness solutions.

     Microsoft Corporation. In October 1999, we entered into an agreement with Microsoft Corporation to provide a new unified messaging solution to service providers based on Microsoft Exchange and our Octel Unified Messenger systems. Under the agreement, Microsoft has granted us a non-exclusive, worldwide license to resell Microsoft Exchange, an electronic mail platform, to service providers. Our product is intended to provide customers with a single point of access to voice mail, facsimile and electronic mail messages. Service providers in turn will be able to offer our unified messaging solutions, which may include hardware, software, services and support, to enterprises both as a hosted application where hardware and software resides on a service provider's network or as an on-premises managed service, where the equipment is located at an enterprises's location and the service provider provides managers and maintains the equipment remotely.

     NICE Systems, Inc. In October 1997, we entered into a non-exclusive worldwide distribution agreement with NICE Systems to re-sell some of NICE's computer telephony integration products, used in call and contact centers, to provide high reliability call logging, quality monitoring and customer management solutions for voice and data. We believe these products enable enterprises to improve the quality of the relationship with their customers focusing on contact center customer interactions. We are currently selling these products in the United States and are developing a strategy with NICE to coordinate sales of these products outside the United States.

     Siebel Systems. In August 1999, we entered into an alliance with Siebel Systems, a leading provider of eBusiness application software, in which we will jointly market our workflow management applications with Siebel's eBusiness applications software to provide a complete multi-channel contact center solution.

     Sun Microsystems. In December 1999, we announced our intention to form an alliance with Sun Microsystems to jointly package and market communications networking systems and Internet services and solutions that will assist enterprises and network services providers to host applications and to create hosted "market places" that centralize the management of customer interactions. It is intended that our alliance will create solutions relating to intelligent customer relationship management and intelligent policy-enabled electronic commerce.

     CONSULTING SERVICES ALLIANCES

     Andersen Consulting LLP. We have announced our intention to work with Andersen Consulting to develop, sell and integrate enterprise-wide eBusiness solutions.

     Origin International. In April 2000, we entered into an agreement with Origin International, an information consulting and services company based in the Netherlands, to jointly develop and market eBusiness solutions to enterprise customers in Europe. The alliance will bring together our eBusiness communications solutions and Origin's worldwide customer relationship management and eBusiness consulting and systems integration capabilities. Under the alliance, we intend to create solutions which will include offerings in the areas of eBusiness, customer relationship management, multi-channel customer interaction and unified messaging.

     SEMA Group plc. In April 2000, we entered into an agreement forming a worldwide strategic alliance with SEMA Group, an information technology and business service company based in Europe. Under this strategic alliance, we will create comprehensive solutions for enterprises that will include jointly-developed or complementary offerings in the areas of electronic commerce, customer relationship management, integrated messaging, data and voice convergence, one-to-one marketing, network management and customer care and billing. Under the agreement, SEMA Group will furnish to us its convergent customer care and billing applications, its messaging products and its mobile commerce offering, in addition to its worldwide systems integration capabilities. We will furnish to SEMA Group our converged voice and data networking technology, including our enterprise infrastructure, communications and networking software, as well as our systems engineering and technical support capabilities.

eBUSINESS COMMUNICATIONS SOLUTIONS

     We define eBusiness as the internal and external use of communications tools and electronic networks to interact, collaborate and transact business with an enterprise's customers, suppliers, partners and employees. As individuals and enterprises increasingly utilize a wide array of communications devices, including telephones, computers, mobile phones, personal digital assistants and other wireless devices, there is a growing need to integrate the applications and services and to allow these applications and services to communicate with any device being used to interact with the enterprise. A fundamental goal of eBusiness communications solutions is to overcome the traditional limitations of particular communications devices, infrastructures or applications and enable users to access information in a media form not customarily supported by those devices, infrastructures or applications. Such interactions give rise to previously unrealized flexibility allowing, for example, conversion of electronic mail or other text to spoken word for access via wireless telephone or conversion of voice messages to text for access through an electronic mailbox.

     We believe that the development of open industry standards for communications products that facilitate interactions between products and applications from multiple vendors is critical to the widespread adoption of eBusiness. We are actively working with technology leaders from other companies, as well as educational and research institutions, to promote and continue to develop open standards necessary to provide consistent communications integration. We also are making the development of a greater number of products that can work with other vendors' products a priority for our product development group.

     We believe there are four layers of capabilities and services that together form the components of an integrated, flexible communications system that supports and delivers real eBusiness solutions. The following table describes these four layers and lists the capabilities and services we offer today to enable customers to begin to reap the benefits of this communication integration.


                SYSTEM LAYER                             OUR CAPABILITIES AND SERVICES

Portals and Other Integrated Access              - our interactive voice response systems and
Capabilities: capabilities which allow users       telephone user interfaces, which allow
using various devices to access the                users to access computer information or
information and services they need and             conduct transactions verbally or using a
alleviate potential discontinuities resulting      touch-tone telephone
from the interaction of different modes of       - our graphical user interfaces, which use
communication                                    graphics to enable users to access computer
                                                   information using a pointing device, such
                                                   as a mouse


                SYSTEM LAYER                             OUR CAPABILITIES AND SERVICES
                                                 - our Internet browser based calling,
                                                 conferencing and data collaboration product,
                                                   DEFINITY AnyWhere
                                                 - our Internet browser based messaging
                                                 product, used in conjunction with our Octel
                                                   message services, www.messenger(TM)
                                                 - our voice browser, which enables Web sites
                                                 and other electronic applications to respond
                                                   to voice commands
                                                 - our computer telephone integration
                                                 products, which coordinate interactions
                                                   between telephone and computers within an
                                                   enterprise
                                                 - our Internet Protocol softphones, which use
                                                   software applications allowing for
                                                   telephone-style communications over the
                                                   Internet through a personal computer

Applications and Services: capabilities          - our range of customer care capabilities
designed to provide operational benefits, to     that provide multimedia access and response,
address enterprise processes and to support        operational support and management of
the interactions between the communications        contact centers and related workflow
devices and network infrastructures                automation, CentreVu, CRM Central(TM) 2000,
                                                   and Customer Care Solutions
                                                 - our range of voice and integrated messaging
                                                   capabilities, Octel, INTUITY, Unified
                                                   Messenger, MERLIN Mail(R) and INDeX
                                                 - our personal productivity solutions which
                                                 organize personal and relationship-based
                                                   communications, our iCosm solutions
                                                 - our capabilities which allow users to
                                                 create customized telephone applications
                                                   using a range of our messaging services,
                                                   our Octel software designer - our
                                                 capabilities which automate common customer
                                                                                 interactions,
                                                                                 allowing for
                                                                                communications
                                                                                 across a
                                                                                 variety of
                                                                                 media,
                                                                                 CONVERSANT
                                                                                 IVR

Network Infrastructure: capabilities and         - our enterprise communications systems,
services supporting integrated eBusiness         Merlin Magix, INDeX and IP Exchange(R)
applications and services, including voice,      - our local area network switching
data and converged voice and data                capabilities, supporting multiple network
applications, local area network access,           protocols and speeds, Cajun local area
interaction between local and wide area            network switching devices
networks, policy management and security         - our policy management products, RealNet
                                                 Rules
                                                 - our firewall solutions which function as a
                                                 security mechanism both to limit the exposure
                                                   of a network to unauthorized infiltration
                                                   and to prevent internal users from
                                                   transmitting information to unauthorized
                                                   sources outside the network
                                                 - our SMON switch monitoring products


                SYSTEM LAYER                             OUR CAPABILITIES AND SERVICES
                                                 - our wide area network capabilities, which
                                                 provide bandwidth, speed, protocol support
                                                   and security to connect and transmit voice
                                                   and data traffic from the local area
                                                   network across the wide area network
                                                 - our structured cabling system, SYSTIMAX,
                                                 which is a flexible enabling system designed
                                                   to connect phones, workstations, personal
                                                   computers, local area networks and other
                                                   communications devices within a building or
                                                   across one or more campuses
Business and Technology Consulting Services:     - our customer relationship management
expertise to help an enterprise integrate          professional services
these separate categories of capabilities and    - our strategic alliances with technology
services                                         consulting companies

     Please see "-- Products and Solutions" and "-- Strategic Alliances" for a more detailed description of many of the products and services described above.

CUSTOMER SERVICE, INSTALLATION AND MAINTENANCE

     We have customer service, installation and maintenance organizations in the United States and internationally, with approximately 11,500 employees engaged in these services as of March 31, 2000. Our service organization is designed to provide a comprehensive set of services in support of direct and indirect channels, which we believe is an important consideration for many customers which purchase our products. We provide these services globally either directly or through our distribution partners. Installation generally is included in the purchase price of our products, and most of our products have a one year warranty. For additional service, our customers can elect to enter into maintenance contracts with us or, if they do not choose to enter into such contracts, may have us provide service for them on a time and materials basis. In fiscal 1999, we derived approximately $1.9 billion or 23% of total revenue from these services, not including the installation services. In addition, we offer value-added services for the outsourcing of messaging and other portions of an enterprise's communications system to our existing customer base. We estimate, based on various industry reports, that the market segment for services other than value-added services, but including installation services, will grow from $13.9 billion in 1999, to $16.7 billion in 2003, a compound annual growth rate of 4.6%.

     U.S. SERVICES

     Our U.S. service organization is comprised of our Field Services Organization, our National Customer Care Centers and our Technical Services Organization, with approximately 10,700 employees as of March 31, 2000. Installation and repair of our products are performed primarily by our Field Services Organization. Account support in the United States is conducted primarily through our National Customer Care Centers. Technical support and maintenance under contracts for our voice communications products are provided by our Technical Services and Field Service Organizations. We use Lucent and our distribution partners to service our converged voice and data products. We are currently establishing our own internal data service capabilities, using as a base, the data service technicians and managers that will be transferred to us from Lucent in connection with the distribution.

     Field Services Organization. Our Field Services Organization provides installation, on-site repair and move, add and change services for our customers, and represents the largest part of our U.S. services organization. This organization is uniform across the 48 contiguous states, which allows our national accounts to receive the same type and level of support in each location. Most of our Field Services Organization employees are based in the field, performing site visits to customer premises. When on-site technical presence is required for a repair, a customer service representative from our Technical Services Organization will dispatch a technician or a team of technicians from our Field Services Organization, which provides installation and provisioning support to the customer. Installation and aftermarket moves, adds and changes will be dispatched to the Field Services Organization from a National Customer Care Center. At installation of a system, our Field Services Organization, directly or through third parties, also provides training on the system that is tailored to the individual needs of our customers to assist them in maximizing performance of our products.

     National Customer Care Centers. We have three primary National Customer Care Centers in the United States, as well as several smaller centers for specific market segments such as centers that service some of our federal government customers. Our National Customer Care Centers serve as the hub of our domestic customer service operations. Customers can contact us at these centers to place orders for parts relating to our products or systems or to request other services. As needed, service representatives at these centers route calls from customers to the appropriate office such as requests for maintenance contracts or repairs, which are directed to the Technical Services Organization. Our billing and collection activities also are administered at our National Customer Care Centers.

     In addition to supporting our customers, our National Customer Care Centers are designed to generate revenue for us. Our customer service representatives at these centers have frequent interactions with our customers and are trained to market product and systems upgrades during these interactions, routing to the account teams as appropriate. We also generate revenue from customers which do not have maintenance contracts with us but which call our National Customer Care Centers seeking moves, adds and changes to their systems. Our customer service representatives will dispatch technicians to these customers to provide the services requested and these customers will in turn be billed for the technicians' time and the materials used.

     Technical Services Organization. We have three Technical Services Organization Centers in the United States. Customers can contact us at these centers to obtain remote technical assistance, request on-site technical support, or request maintenance or repair services.

     In addition to routine maintenance and support, we offer our customers a remote diagnostic service which is administered by our Technical Service Centers. We have developed systems that can access a customer's systems remotely, whether purchased directly from us or from one of our distribution partners, and can identify, through the application of artificial intelligence, problems and potential problems with that system often before the customer realizes that there may be a problem. We can often solve the problems that we identify without the customer ever knowing that we intervened. If we cannot solve the problem remotely, we arrange to have a technician from our Field Services Organization dispatched to the customer's premises to provide the necessary solution. This service is covered under the terms of the customer's maintenance contracts, and is charged on an hourly time and materials basis if the customer is not under our warranty or maintenance terms. Maintenance contracts are administered and contract entitlement verification is conducted by our Technical Services Organization. Generally, these maintenance contracts have terms of one to four years and are entered into when a customer purchases one of our systems. The more complex the product or system, the more likely the customer will enter into a maintenance contract.

     For our less sophisticated products and systems, customers enter into maintenance contracts or, more often, receive service from us on a time and materials basis or from third parties. We have entered into agreements with Expanets, by which we have sold them the maintenance contracts for some of our less sophisticated products and have allowed them to provide maintenance services to those customers to which they sell products and systems, or customers which do not have maintenance contracts with us. We have agreed to provide outsourcing services for the maintenance contracts we transferred to Expanets until March 31, 2003, and for remote diagnostics and maintaining technical support for their contracts until March 31, 2005.

     We will continue to develop our Data Technical Services Organizations in the United States, using as a base the field data service technicians and managers that will be transferred to us from Lucent in connection with the distribution. The Data Technical Support Organization, which provides worldwide support for data networking and converged environments, is also being transferred from Lucent and will continue remote support of voice, data and video applications.

     INTERNATIONAL SERVICES

     Our international service organization is comprised of Field Services Organizations, a Global Support Organization and a Customer Support Center which provide installation, maintenance and customer service support, with approximately 850 employees, as of March 31, 2000. Our international service organization is divided into four regions which are (1) Asia Pacific, (2) Canada, (3) the Caribbean and Latin America and (4) Europe, Middle East and Africa.

     Field Services Organizations. We have our own Field Services Organizations in 21 countries. Our Field Services Organizations currently provide installation, on-site and remote maintenance, and some training for our voice and data products. These organizations primarily support customers which have purchased from us directly. In those countries in which we have no direct services presence, customers of our products rely on local distribution partners which have been trained and certified by us. Our Field Services Organizations supplement their engineer and technician resource requirements via the use of sub-contractors on an as needed basis for responsive service levels and broad geographic coverage.

     Customer service also is currently performed by the Field Service Organizations. Their services include customer call receipt, contract entitlement verification, quoting of service rates, administering of maintenance agreements, providing remote maintenance support on communications systems and software applications, dispatching engineers and technicians and billing and collection. Some of these activities will be transitioned to our Customer Support Centers in the future.

     Global Support Organization. Similar to our U.S. Technical Services Organization, our Global Support Organization is a network of support centers which provide remote technical and engineering support to the Field Service Organizations, distributors and resellers and select multi-national customers with multi-national maintenance agreements. This organization is comprised of twelve regional centers, which we call "Centers of Excellence," which are located to provide wide geographic coverage to our international customers.

     These twelve centers provide a higher level of skilled technical and engineering support to Field Services Organizations and distribution partners on complex communications products, such as voice, data and video and application solutions for both installation and maintenance services. Each Center of Excellence utilizes a sophisticated suite of desktop technology, tools and software applications to deliver high quality, effective remote support. Our distribution partners are responsible for providing installation and basic maintenance support to their customers for products sold by them. Our Global Support Organization provides remote installation and maintenance support to the international services organizations and our network of international distribution partners.

     The Global Support Organization is in the process of integrating our data oriented remote technical support organizations to deliver technical support for integrated data and voice communications solutions. We expect integration of these organizations will be completed by the end of 2000.

     Customer Support Centers. We have established a Customer Care Center in our Europe, Middle East and Africa region and expect to open an additional Customer Care Center in our Asia Pacific region by the end of 2001. We intend the level of customer service to be provided at our Customer Care Centers to include servicing requests received via telephone, facsimile and electronic mail, receipt of product orders, order fulfillment and tracking, contract management and administration, contract entitlement verification, invoicing, billing and collection. We expect some of the support functions currently performed by the Field Service Organizations also will migrate to the Customer Support Centers by the end of 2001.

CUSTOMERS, SALES AND DISTRIBUTION

     CUSTOMERS

     Over the past ten years, approximately 980,000 worldwide customers have purchased one or more of our systems, software or services directly from us. Our customer base includes approximately 78% of the Fortune 500 companies. A broad set of enterprises ranging from large, multinational enterprises to small and mid-sized enterprises to governments and schools are our customers. They include established enterprises, dot.coms and other start-up ventures, as well as service providers, including application service providers and Internet service providers.

     SALES AND DISTRIBUTION

     In fiscal 1999, we derived 81% or approximately $6.7 billion of our total revenue from sales in the United States and 19% or approximately $1.6 billion from international sales. Our products other than our SYSTIMAX structured cabling systems are sold both directly and through our worldwide network of distribution partners. Our SYSTIMAX structured cabling systems are sold only indirectly through a worldwide network of distribution partners. Our ExchangeMAX structured cabling systems and our value-added messaging services are sold to service providers and enterprises worldwide. With respect to service providers, our value-added services are marketed primarily through the Lucent service provider sales organization and we are currently analyzing alternatives to our current distribution channel. We also have a Government Solutions Group that focuses on sales of our products and services, including our connectivity solutions, to government and government agencies in the United States and internationally.

     Our multi-channel sales organization, including our direct sales force and our network of distribution partners, is described below.

     Direct sales. Our worldwide direct sales organization markets and sells our voice, data, messaging and customer relationship management products and services, as well as our value-added services. As of March 31, 2000, our worldwide sales organization was comprised of approximately 6,100 individuals, including managers, sales representatives, technical and operational support personnel, and indirect channel support. Within the United States, the majority of our large, end-user customers are served directly through direct sales account managers. Outside the United States, we conduct direct sales focused on large enterprises in major areas, including Western Europe, South America, Mexico, Australia, Central America and Russia with other customers and geographic areas served by our network of distribution partners. Our account managers are responsible for selling our systems, software and professional services as well as managing customer relationships on an on-going basis. Until recently, the majority of our account managers focused on our voice communications products. We are implementing programs to train our account managers also to sell our multi-service networking products, applications and eBusiness solutions. Multi-service networking products are those products that support network infrastructures which carry voice, video and data traffic over any of the protocols, or sets of procedures, supported by the Internet on local area and wide area data networks. In addition, our data sales and technical specialists work with our account managers to provide sales support in this area. We believe our sales force has developed relationships with many of the large, multinational enterprises that are likely to seek advanced, comprehensive eBusiness solutions. We intend to improve the efficiency and expand the capacity and capabilities of the direct sales force by utilizing our growing network of global partners to provide product fulfillment and to deliver high quality local service on a worldwide basis.

     Within this sales organization, our Government Solutions Group focuses on sales of our products and services to governments and government agencies worldwide. In the United States, the Government Solutions Group is responsible for selling our entire line of products and services to federal government agencies. Internationally, the Government Solutions Group sells our products and services both to foreign governments and to federal government offices located outside of the United States.

     Indirect Sales. We have a worldwide network of distribution partners which comprise our indirect sales channel. When selling our products indirectly, we primarily sell our products through approximately

20 distributors worldwide from whom our network of approximately 2,800 dealers, value-added resellers and system integrators purchase and resell our products to the end user. Our relationships with distributors, dealers, value-added resellers and systems integrators for our voice and data products and our structural cabling systems are generally not exclusive. We typically enter into agreements with our distributors, dealers and value-added resellers that generally set forth sales quotas and service levels, with terms of one to two years and rights to terminate by either party upon 120 days notice. Specific terms vary from agreement to agreement. We are in the process of developing formal global alliance agreements with our systems integrator partners. We intend that these agreements will be structured as joint-development, joint-marketing and/or joint-sales-and-delivery agreements. We expect these agreements will vary by alliance.

       DISTRIBUTORS

     Distributors generally purchase products from us directly and pass those products on to dealers, value-added resellers and system integrators which sell our products to the end user. Internationally, distributors also may support our direct sales by supplying or installing products sold by our account managers. As of March 31, 2000, we had relationships with approximately 10 distributors in the United States and approximately 10 distributors internationally that resulted in sales of our systems and software, which were material relative to total distributor sales. Many of our distributors only resell our products to resellers such as dealers and value-added resellers and do not sell to the end-user customer.

       DEALERS, VALUE-ADDED RESELLERS AND SYSTEMS INTEGRATORS

     Dealers and value-added resellers primarily purchase our products from our network of distributors to sell our products to customers on a retail basis. As of March 31, 2000, we had relationships with approximately 1,200 dealers and value-added resellers in the United States. Approximately 800 of these distribution partners sell one or more of our voice products and approximately 300 sell one or more of our converged voice and data products. Internationally, we generally have relationships with dealers and value-added resellers on a country-by-country basis, with the number per country ranging based on the sales potential.

     Our principal U.S. dealer is Expanets, which in March 2000, purchased the sales function of our voice communications systems for small and mid-sized enterprises with 250 or fewer employees. Expanets is the largest dealer for this market segment in the United States. These sales were formerly conducted by us using a direct sales force of approximately 1,800 employees, including sales associates, sales support and management, substantially all of whom were transferred to Expanets. This sale was part of our strategy to use multiple distribution channels designed to better serve our customers by using their preferred distribution channel. We believe small to mid-sized enterprises increasingly prefer to purchase through distributors, dealers, value-added resellers and systems integrators rather than from our direct sales force because the distribution partners are better able to focus on their specific customer segment and can provide a variety of technologies and services aimed at small and mid-sized enterprises. Our sale to Expanets was also part of our efforts to focus our direct sales force on segments of the market that we can more cost effectively serve.

     Systems integrators generally design complete, made-to-order communications and eBusiness communications systems and solutions, often utilizing the products of several manufacturers. Systems integrators primarily recommend our systems and software to customers as part of a system, and we bill the customers directly. They also purchase products from our distribution partners directly for incorporation into their systems. We have partnered with both local systems integrators, which provide services catered to the individual needs of our geographically diverse customer base, as well as regional and global systems integrators to meet the technology and application driven needs of our large, multinational customers. As of March 31, 2000, we had relationships with approximately 20 global systems integrators, as well as with smaller local and regional system integrators.

       SYSTIMAX STRUCTURED CABLING SALES CHANNEL

     Substantially all of our SYSTIMAX structured cabling systems are sold through our approximately 50 distributors, and a majority of these sales are through two of these distributors. The distributors sell both to our worldwide network of approximately 2,400, dealers, value-added resellers, systems integrators and contractors and to end-user customers. If our relationship with either of our two main distribution partners should terminate, we may experience short-term delays in the United States, but we believe we could use other parties to replace these distributors. Internationally, we generally have relationships with our distribution partners on a country-by-country basis, with the number per country ranging based on the sales potential.

RESEARCH AND DEVELOPMENT

     We intend to invest an amount equal to approximately 9% of our total revenue in fiscal 2001 in research and development. These investments represent a significant increase over our investments in research and development over the previous three fiscal years, which was approximately 6% of total revenue for each of those years. We are building a research and development capability that is intended to have approximately 3,000 engineers, including many that currently work at Lucent's Bell Laboratories, one of the world's leading research and development institutions. After the distribution, our research engineers will form a group with centralized management. Our product development engineers will work in various divisions and report to the management of those divisions.

     Although we will spend a significant portion of our budget on hiring research and development personnel as we build our capability, we believe our investments will be more effective than they have been historically because our efforts will be focused on higher growth segments in our market. As a part of Lucent, we funded a portion of Lucent's basic research, which research was not necessarily beneficial for our businesses. We currently perform our research and development activities, including prototype testing, in 24 facilities located in the United States, Israel, United Kingdom, Australia, Ireland and India.

     We plan on using a significant portion of our investments in research and development to develop new systems and software to augment our current eBusiness communications product offerings so that, together with our strategic alliances, we can offer our customers comprehensive eBusiness communications solutions. We are particularly focused on converged voice and data solutions and applications which support eBusiness communications solutions. Our research and development group will continue to seek opportunities to work with other technology leaders to develop uniform technological standards as the building blocks for future communications and related enterprise systems.

MANUFACTURING AND SUPPLIES

     Currently, we employ approximately 5,000 employees to perform our manufacturing in 11 facilities located in China, France, India, Ireland, Israel, the United Kingdom, the United States, Australia and Venezuela. Of these employees, approximately 2,900 employees are engaged in the manufacturing of our connectivity solution product offerings in four facilities located in China, the United States, Australia and Venezuela. As part of our manufacturing initiative, we intend to outsource substantially all of our manufacturing, including assembly and testing, other than the manufacturing of our connectivity solution product offerings. We believe that outsourcing our manufacturing will enable us to improve our cash flow over the next few years through a reduction in inventory and reduced capital expenditures. This will allow us to focus our internal resources on new product development, as we continue to offer high quality products to our customers. Our manufacturing initiative may be delayed or prohibited by a legal proceeding currently contemplated by a governmental agency, which may disrupt our operations or result in unanticipated costs. Please see "Business -- Legal Proceeding" for a description of this legal proceeding.

     Products which we purchase from third party manufacturers for resale account for approximately 5% of our total revenue. We believe we have adequate sources for the supply of the components of our products and for the finished products that we purchase from these third parties. We currently have only a single source of supply for several of our wide area network multi-service networking products, including the Access Point virtual private network product, PacketStar AX ATM access servers, SuperPipe multi-service routers, Max3000 access switches and our firewall/virtual private network gateway products. Multi-service networking products are those products that support network infrastructures which carry voice, video and data traffic over any of the protocols, or sets of procedures, supported by the Internet on local area and wide area data networks. A virtual private network allows an enterprise to transport voice, video or data over a public or shared network at a level of security substantially equivalent to the traffic traveling over that enterprise's own private network, and a firewall regulates internal and external network resources and filters network content. As part of the distribution, we expect to enter into a long-term relationship with Lucent to purchase some of these products as well as other local area networking products. In addition, we purchase the fiber components of our SYSTIMAX structured cabling systems and our wireless local area networking products from Lucent. Also, we will enter into an agreement with Lucent for the supply of various semiconductor components. These contracts will be terminable upon customary terms such as material breach or insolvency. We intend to continue to purchase our ClearTrac frame relay voice access devices from ACT Networks, Inc. and our wide area networking devices from Paradyne Corporation. Our contract with ACT Networks allows us to purchase similar products from alternative manufacturers as needed. Our contract with Paradyne restricts our ability to purchase similar products. Each contract expires in 2001 and is terminable upon customary terms such as material breach or insolvency. We intend to renegotiate each of these contracts prior to their expiration. After the distribution, we intend to expand our own wide area network capabilities.

     If we were unable to purchase products for which we have a single source of supply, it would be difficult to replace them and our competitive position in supplying converged voice and data products would be harmed. Because of the growing importance of converged voice and data products, our overall competitive position also may be harmed if a termination occurs unless we develop our own products or find other similar products on a timely basis. We may offer additional products for sale in the future purchased from a single source of supply.

     For detailed descriptions of the products described in this section, please see "-- Products and Solutions."

COMPETITION

     The market for communications systems and software is quickly evolving, highly competitive and subject to rapid technological change. Because we offer a wide range of systems and software for several types of enterprises, we have a broad range of competitors. Many of our competitors are substantially larger than we are and have significantly greater financial, sales, marketing, distribution, technical, manufacturing and other resources. Competition for one or more of our communications systems and software, other than our structured cabling systems, include products manufactured or marketed by a number of large communications equipment suppliers, including Nortel Networks Corporation, Cisco Systems, Inc., Siemens Aktiengesellschaft, Alcatel and LM EricssonAB, as well as by a number of other companies, some of which focus on particular segments of the market such as customer relationship management. Some of our other competitors include Aspect Communication Corporation and NEC Corporation. Our structured cabling systems' primary competitors are ADC Telecommunications, Inc., Siecor Corporation, Marconi plc, Nordx/CDT, Commscope, Inc. and Belden Inc. Our professional services compete primarily with services from vendors such as Nortel Networks Corporation, eLoyalty Corporation, PricewaterhouseCoopers LLC, Cap Gemini S.A., IBM Global Services, Oracle Corporation and Alcatel that offer similar products and professional services. Our value-added services compete with Cisco Systems, Inc., Williams Communications Group, Inc., Nortel Networks Corporation, Siemens Aktengesellschaft, KPMG Consulting, Inc., Compaq Computer Corporation and Amteva Technologies, Inc. We expect to face increasing competitive pressures from both current and future competitors in the markets we serve.

     Our competitive position varies depending on the segment of our market. We are a leader worldwide in messaging and structured cabling systems and the U.S. leader in call center and enterprise communications systems. With respect to the data communications products segment, we are relatively new and our product portfolio is less complete than that of many of our competitors. Our professional services and value-added service groups primarily serve customers which purchase our systems and software and are relatively small as compared to our competitors. As part of the distribution, our name will change. We believe that the Lucent name has significant value and has enhanced our competitive position historically. It is too early to assess whether this change will affect our competitive position. We will have agreements with Lucent that allow us to use Lucent's name and logo and to verbally describe our previous relationship with Lucent for a period of time following the distribution. Please see "-- Patents, Trademarks and Other Intellectual Property" for a discussion of these agreements.

     Technological developments and consolidation within the communications industry result in frequent changes to our group of competitors. The principal competitive factors in the product segment of our market include:

     - product features and reliability;

     - customer service and technical support.

     - relationships with distributors, value-added resellers and systems integrators;

     - an installed base of similar or related products;

     - relationships with buyers and decision makers;

     - price;

     - brand recognition;

     - the ability to integrate various products into a customer's existing network; and

     - the ability to be among the first to introduce new products;

     The principal competitive factors in the professional services segment of our market include:

     - focus on the customer's specific needs;

     - project management and change management skills;

     - business model as well as technical architecture and information systems design skills;

     - product-specific expertise;

     - eBusiness experience and expertise;

     - speed of delivery;

     - industry, business process and general business expertise; and

     - objectivity of advice provided.

PATENTS, TRADEMARKS AND OTHER INTELLECTUAL PROPERTY

     Upon consummation of the distribution, we will own rights to a number of patents, trademarks, copyrights, trade secrets and other intellectual property directly related to and important to our business. Lucent and its subsidiaries also will grant rights and licenses to those of their patents, trademarks, copyrights, trade secrets and other intellectual property which enable us to manufacture, market and sell all our products. In addition, Lucent will convey to us numerous sublicenses under patents of third parties.

     Under the intellectual property agreements we are entering into with Lucent as part of the distribution, Lucent and one of its subsidiaries will assign to us approximately 1,500 U.S. patents and patent applications and their respective corresponding foreign patents and patent applications. In connection with these patents, we will enter into a cross license agreement with Lucent. In addition Lucent will assign to us numerous trademarks, both in the United States and in foreign countries. It is contemplated that the primary trademarks used in the sale of our products and services will be transferred to us, except for the Lucent or Bell Laboratories names.

     We have commenced marketing our products under our new name, "Avaya". However, for three months after the distribution, we will have the limited ability to use Lucent's corporate mark and logo on a royalty-free basis without other marks, and in conjunction with the name "Avaya" and trademarks in a transition mark or logo. With respect to the manufacture of certain products, this period will be nine months. Beginning three months after the distribution date, for an additional six months in the United States and twelve months outside of the United States, we will have the limited ability to refer to Lucent's corporate name without use of Lucent's logo on a royalty-free basis without other marks and in conjunction with our own trade name and trademarks. The rights granted to use the Lucent name and logo are applicable only to our current products and not to any products developed by us after the distribution.

     Our intellectual property policy will be to protect our products and processes by asserting our intellectual property rights where appropriate and prudent. We will also obtain patents, copyrights, and other intellectual property rights used in connection with our business when practicable and appropriate.

PROPERTIES

     As of March 31, 2000, we operated 8 manufacturing facilities, 68 warehouse locations and 3 repair sites in the United States and 21 other countries. We also have 536 offices located in 50 countries and 24 research and development facilities located in Australia, India, Israel, France, Singapore, the United Kingdom and the United States. Our principal manufacturing facilities are located in Australia, China, France, India, Ireland, Israel, the United Kingdom, the United States and Venezuela. We also have a 25.5% interest in one joint venture located in Gandhinagar, India which is predominantly used as a manufacturing site and is mostly on owned property. These facilities have an aggregate floor space of approximately 13 million square feet, of which approximately 4 million square feet is owned and approximately 9 million square feet is leased. Our lease terms range from monthly leases to 19 years. In connection with our restructuring initiative to outsource the manufacturing of our systems and software other than our structured cabling systems, we are assessing the potential disposition of manufacturing sites by the end of 2001. We believe that all of our facilities and equipment are in good condition and are well maintained and able to operate at present levels.

EMPLOYEES

     As of March 31, 2000, we employed approximately 34,000 full-time employees, including approximately 4,300 research and development employees, 3,400 account managers, 6,700 field service employees and 800 employees in professional service. Of these 34,000 employees approximately 20,000 are management and non-union-represented employees and approximately 14,000 are U.S. union-represented employees covered by collective bargaining agreements. On May 31, 1998 Lucent entered into a collective bargaining agreement with the Communications Workers of America and the International Brotherhood of Electrical Workers. In connection with the distribution, we will assume the obligations under the agreement with respect to our union-represented employees. The agreement will be effective until May 31, 2003 unless the parties reach a mutual agreement to amend its term. We believe that we generally have a good relationship with our employees and the unions that represent them. We are subject from time to time to unfair labor charges filed by the unions with the National Labor Relations Board. If we are unsuccessful in resolving these charges or the legal proceeding which we expect Region 6 of the National Labor Relations Board to bring against Lucent results in an adverse decision, our operations may be disrupted, our initiative to outsource substantially all of our manufacturing may be delayed or prohibited or we may incur additional costs that may decrease our profitability. See "-- Legal Proceedings" for a description of the legal proceeding that we are currently anticipating will be brought against Lucent and will affect us.

BACKLOG

     Our backlog, which represents the aggregate of the sales price of orders received from customers, but not yet recognized as revenue, was approximately $788 million and $786 million on September 30, 1999 and September 30, 1998, respectively. At June 30, 2000, our backlog was $538 million. The majority of these orders are fulfilled within two months. However, all orders are subject to possible rescheduling by customers. Although we believe that the orders included in the backlog are firm, some orders may be cancelled by the customer without penalty, and we may elect to permit cancellation of orders without penalty where management believes it is in our best interests to do so. We expect our backlog will grow for the remainder of the year, reflecting the traditionally stronger second half of our annual business cycle.

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

     We are subject to a wide range of governmental requirements relating to employee safety and health and to the handling and emission into the environment of various substances used in our operations. Our facilities are subject to regular internal audits governing all aspects of employee protection, materials handling and environmental compliance. In addition, many of our facilities are subject to third-party certified 14001 environmental compliance programs. Based upon these reviews, we believe that we are in substantial compliance with all applicable environmental, health and safety laws. We have not incurred material capital expenditures for such matters during the past three years, nor do we anticipate having to incur such expenditures during the current or succeeding fiscal year.

     We are subject to environmental laws, particularly in the United States, governing the cleanup of soil and groundwater contamination. Such provisions impose liability on us for the costs of investigating and remediating releases of hazardous materials at sites currently or formerly owned, operated or leased by us. This liability may also include the cost of cleaning up historical contamination, whether or not caused by us. Some of our facilities are located in areas where industrial activities have been ongoing for many years.

     We are currently conducting investigation and/or cleanup of known contamination at approximately five of our facilities, either voluntarily or pursuant to government directives. We have established financial reserves to cover environmental liabilities where they are probable and reasonably estimable. Reserves for estimated losses from environmental matters are, depending on the site, based primarily upon internal or third-party environmental studies and the extent of contamination and the type of required cleanup. Although we believe that our reserves are adequate to cover known environmental liabilities, it is often difficult to estimate with certainty the future cost of such matters. Therefore, we cannot be assured that the actual amount of environmental liabilities will not exceed the amount of reserves for such matters or will not have a material adverse effect on our financial position, results of operations or cash flows.

LEGAL PROCEEDINGS

     From time to time we are involved in legal proceedings arising in the ordinary course of business. We may be subject to litigation and infringement claims, which could cause us to incur significant expenses or prevent us from selling our products or services.

     Two separate purported class action lawsuits are pending against Lucent in state court in West Virginia and in federal court in California. The case in West Virginia was filed in April 1999 and the case in California was filed in June 1999. Following the distribution, we expect to be named a party to these actions. A class has not been certified in either of the two cases. Both cases allege that Lucent acted contrary to state statutory consumer protection laws with respect to Y2K compliance of some of its products. The complaints seek monetary relief, certain equitable relief and counsel fees. Although we believe that the outcome of these Y2K actions will not adversely affect our business prospects, if these cases progress, they will require expenditure of significant legal costs related to their defense.

     In addition, from time to time we are subject to unfair labor charges filed by the unions with the National Labor Relations Board. For example, we have been advised by Region 6 of the National Labor Relations Board, which is located in Pittsburgh, Pennsylvania, that it has been authorized to file a complaint alleging that Lucent has refused to bargain over the outsourcing of certain of its manufacturing activities. In that proceeding, the General Counsel of the National Labor Relations Board will act as prosecutor and the charging party, IBEW System Council EM-3, which is the union representing the workers at the manufacturing facilities in question, will be an interested party entitled to participate in the proceeding. Because the complaint will relate to some of the manufacturing facilities that will be transferred to us as part of the distribution, we expect to become a party to this action.

     The union alleges that Lucent did not provide relevant information relating to the outsourcing of bargaining unit work, specifically the outsourcing of circuit packs. The union also claims that Lucent bargained in bad faith during 1998 bargaining by withholding its intention to outsource the circuit pack production. Moreover, the union alleges that Lucent has failed to bargain in good faith over its decision to outsource certain of its manufacturing operations.

     Region 6 has advised Lucent that it will seek a return of the outsourced work to the bargaining unit and back pay for affected employees. It has also advised Lucent that if Lucent pursues its current plans to outsource additional bargaining unit work, injunctive relief may be sought. If we are unsuccessful in resolving these charges, as they relate to us, our operations may be disrupted, our initiative to outsource substantially all of our manufacturing may be delayed or prohibited or we may incur additional costs that may decrease our profitability.

     Other than described above, we believe there is no litigation pending that should have, individually or in the aggregate, a material adverse effect on our financial position or results of operations.

                  RELATIONSHIP BETWEEN LUCENT AND OUR COMPANY
                             AFTER THE DISTRIBUTION

     In connection with the distribution, we will enter into the Contribution and Distribution Agreement and a number of ancillary agreements with Lucent for the purpose of accomplishing the contribution to us of the businesses described in this information statement and the distribution. These agreements will govern the relationship between Lucent and us subsequent to the distribution and provide for the allocation of employee benefit, tax and other liabilities and obligations attributable to periods prior to the distribution. The ancillary agreements include:

     - Interim Services and Systems Replication Agreement;

     - Global Purchase and Service Agreement;

     - General Sales Agreement;

     - Microelectronics Product Purchase Agreement;

     - Reseller Agreements;

     - Master Subcontracting Agreement;

     - Master Services Agreement;

     - Original Equipment Manufacturing and Value Added Reseller Agreement;

     - Employee Benefits Agreement;

     - Trademark License Agreement;

     - Trademark and Service Mark Assignment;

     - Trade Dress Assignment;

     - Patent and Technology License Agreement;

     - Patent Assignment;

     - Technology Assignment and Joint Ownership Agreement;

     - Development Project Agreement;

     - Tax Sharing Agreement; and

     - Real Estate Agreements.

     In addition, the current Federal Tax Allocation Agreement and the current State and Local Income Tax Allocation Agreement by and among Lucent and its subsidiaries governing the allocation of income taxes among Lucent and its subsidiaries will continue to apply to us for taxable periods prior to and including the distribution. Of the agreements summarized below, the material agreements have been filed as exhibits to the registration statement of which this information statement forms a part and the summaries of such agreements are qualified in their entirety by reference to the full text of such agreements.

CONTRIBUTION AND DISTRIBUTION AGREEMENT

     The Contribution and Distribution Agreement will set forth the agreements between us and Lucent with respect to the principal corporate transactions required to effect the contribution and the distribution, and other agreements governing the relationship between Lucent and us.

     THE CONTRIBUTION

     To effect the contribution, Lucent will transfer or agree to transfer, or to cause its subsidiaries to transfer, the assets of the businesses described in this information statement. We will assume, or agree to assume, and will agree to perform and fulfill all of the liabilities of the contributed businesses in accordance with their respective terms. Except as expressly set forth in the agreement or in any other ancillary agreement, neither we nor Lucent will make any representation or warranty as to the assets, businesses or liabilities transferred or assumed as part of the contribution, as to any consents or approvals required in connection with the transfers, as to the value or freedom from any security interests of any of the assets transferred, as to the absence of any defenses or freedom from counterclaim with respect to any claim of either us or Lucent, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset transferred. Except as expressly set forth in any other ancillary agreement, all assets will be transferred on an "as is," "where is" basis, and the respective transferees will agree to bear the economic and legal risks that any conveyance is insufficient to vest in the transferee good and marketable title, free and clear of any security interest and that any necessary consents or approvals are not obtained or that requirements of laws or judgments are not complied with.

     THE DISTRIBUTION

     The Contribution and Distribution Agreement will provide that, subject to the terms and conditions contained in the agreement, we and Lucent will take all reasonable steps necessary and appropriate to cause all conditions to the distribution to be satisfied, and to effect the distribution as of 11:59 p.m. on September 30, 2000. Lucent's agreement to consummate the distribution will be subject to the satisfaction or waiver by the Lucent board, in its sole discretion, of the following conditions:

     - a private letter ruling from the IRS, which we obtained on August 3, 2000, shall continue in effect, to the effect that, among other things, the distribution will qualify as a tax-free distribution for federal income tax purposes under Section 355 of the Internal Revenue Code and the transfer to us of the assets and the assumption by us of the liabilities in connection with the contribution will not result in recognition of any gain or loss for federal income tax purposes to Lucent, us or Lucent's or our shareowners, and such ruling shall be in form and substance satisfactory to Lucent, in its sole discretion;

     - any material governmental approvals and consents necessary to consummate the distribution shall have been obtained and be in full force and effect;

     - no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the distribution shall be in effect, and no other event outside the control of Lucent shall have occurred or failed to occur that prevents the consummation of the distribution; and

     - no other events or developments shall have occurred that, in the judgment of the board of directors of Lucent, would result in the distribution having a material adverse effect on Lucent or Lucent's shareowners.

     If the Lucent board of directors waives a material condition to the distribution after the date of this information statement, we intend to issue a press release disclosing this waiver and file this press release in a Form 8-K with the Securities and Exchange Commission.

     RELEASES AND INDEMNIFICATION

     The Contribution and Distribution Agreement will provide for a full and complete release and discharge of all liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the date of the agreement, between or among us or any of our subsidiaries or affiliates, on the one hand, and Lucent or any of its subsidiaries or affiliates other than us, on the other hand, except as expressly set forth in the agreement. The liabilities released or discharged will include liabilities arising under any contractual agreements or arrangements existing or alleged to exist between or among any such members on or before the date of the agreement.

     We will agree to indemnify, hold harmless and defend Lucent, each of its affiliates and each of their respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

     - the failure of us or any of our affiliates or any other person to pay, perform or otherwise promptly discharge any liabilities associated with the contributed businesses, or any contracts associated with the contributed businesses, in accordance with their respective terms;

     - the contributed businesses, liabilities or contracts;

     - any material breach by us or any of our affiliates, of the agreement or any of the other ancillary agreements; and

     - any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated in the registration statement or this information statement or necessary to make the statements in the registration statement or this information statement not misleading.

Also, we will indemnify Lucent and its affiliates, subject to limited exceptions, against any claims of patent, copyright or trademark infringement or trade secret misappropriation with respect to any product, software or other material provided by or ordered from the contributed businesses prior to the distribution.

     Lucent will agree to indemnify, hold harmless and defend us, each of our affiliates and each of our respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

     - the failure of Lucent or any affiliate of Lucent or any other person to pay, perform or otherwise promptly discharge any liabilities of Lucent or its affiliates other than liabilities associated with the contributed businesses;

     - the Lucent businesses or any liability of Lucent or its affiliates other than liabilities associated with the contribution of the businesses; and

     - any material breach by Lucent or any of its affiliates of the agreement or any of the other ancillary agreements.

Also, Lucent will indemnify us and our affiliates, subject to limited exceptions, against any claims of patent, copyright or trademark infringement or trade secret misappropriation with respect to any product, software or other material provided by or ordered from Lucent's retained businesses prior to the distribution.

     The Contribution and Distribution Agreement also will specify procedures with respect to claims subject to indemnification and related matters.

     CONTINGENT LIABILITIES AND CONTINGENT GAINS

     The Contribution and Distribution Agreement will provide for indemnification by us and Lucent with respect to contingent liabilities primarily relating to our respective businesses or otherwise assigned to each of us, subject to the sharing provisions described below. In the event the aggregate value of all amounts paid by us or Lucent, in each case, together with any affiliates in respect of any single contingent liability or any set or group of related contingent liabilities is in excess of $50 million, we and Lucent will share portions in excess of the threshold amount based on agreed upon percentages.

     The Contribution and Distribution Agreement will also provide for the sharing of some contingent liabilities, which are defined as:

     - any contingent liabilities that are not primarily contingent liabilities of Lucent or contingent liabilities associated with the contributed businesses;

     - some specifically identified liabilities, including liabilities relating to terminated, divested or discontinued businesses or operations; and

     - shared contingent liabilities within the meaning of the separation and distribution agreement with AT&T Corp.

     Lucent will assume the defense of, and may seek to settle or compromise, any third party claim that is a shared contingent liability, and those costs and expenses will be included in the amount to be shared by us and Lucent.

     The Contribution and Distribution Agreement will provide that we and Lucent will have the exclusive right to any benefit received with respect to any contingent gain that primarily relates to the business of, or that is expressly assigned to, us or Lucent respectively.

     The Contribution and Distribution Agreement will provide for the establishment of a contingent claims committee comprised of one representative designated from time to time by each of Lucent and us and sets forth procedures for the purpose of resolving disagreements among the parties as to contingent gains and contingent liabilities.

     DISPUTE RESOLUTION

     The Contribution and Distribution Agreement will contain provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between us and Lucent. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to senior management or other mutually agreed representatives of us and Lucent. If such efforts are not successful, either we or Lucent may submit the dispute, controversy or claim to non-binding mediation, subject to the provisions of the agreement.

     RESTRICTIONS ON BUSINESS TRANSACTIONS

     Subject to Lucent's ability to terminate some of the rights, including important intellectual property rights granted to us and our affiliates under the ancillary agreements, the Contribution and Distribution Agreement will provide that none of Lucent, us, or our respective subsidiaries or affiliates will have any duty to refrain from engaging in similar activities or lines of business, or from doing business with any potential or actual supplier or customer of any other person.

     CHANGE OF CONTROL; RESTRICTIONS ON STRATEGIC ALLIANCES

     In the event that, at any time prior to the third anniversary of the distribution, there is a change of control of us as defined in the Contribution and Distribution Agreement or, if prior to the second anniversary of the distribution, we or any of our affiliates enters into a strategic alliance with Nortel Networks Corporation or Cisco Systems, Inc. or any of their respective affiliates, then Lucent could terminate or cause us to reconvey some of the rights, including important intellectual property rights granted to us under the agreements which we are entering into with Lucent.

     PROVISIONS RELATING TO THIRD-PARTY INTELLECTUAL PROPERTY LICENSE AGREEMENTS

     The Contribution and Distribution Agreement will provide, generally, for the grant by Lucent to us of a sublicense under numerous third-party intellectual property license agreements. The Patent and Technology License agreement will provide similar grants to us from Lucent's subsidiary, Lucent Technologies GRL Corporation, with respect to third party patent license agreements executed by that subsidiary.

     EXPENSES

     Except as expressly set forth in the Contribution and Distribution Agreement or in any other ancillary agreement, whether or not the distribution is consummated, all third party fees, costs and expenses paid or incurred in connection with the distribution will be paid by us.

     TERMINATION

     The Contribution and Distribution Agreement may be terminated and the distribution may be amended, modified or abandoned at any time prior to the distribution date in the sole discretion of Lucent without our approval or the approval of the shareowners of Lucent. In the event of such termination, no party shall have any liability of any kind to any other party or any other person. After the distribution date, the agreement may not be terminated except by an agreement in writing signed by both Lucent and us.

     AMENDMENTS AND WAIVERS

     No provisions of the Contribution and Distribution Agreement or any other ancillary agreement will be deemed waived, amended, supplemented or modified by any party, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative against whom it is sought to enforce such waiver, amendment, supplement or modification.

     FURTHER ASSURANCES

     In addition to the actions specifically provided for elsewhere in the Contribution and Distribution Agreement, both we and Lucent will agree to use our reasonable best efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the agreement and the other ancillary agreements.

INTERIM SERVICES AND SYSTEMS REPLICATION AGREEMENT

     We and Lucent will enter into an Interim Services and Systems Replication Agreement to provide each other, on an interim, transitional basis, with various data processing services, telecommunications services and corporate support services, including: accounting, financial management, information systems management, tax, payroll, legal, human resources administration, procurement and other general support. Furthermore, under the terms of this agreement Lucent will provide us with technical support for our converged voice and data products for an agreed upon period of time. The agreed upon charges for such services are generally intended to allow the providing company to fully recover the allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, without profit.

     The Interim Services and Systems Replication Agreement also provides for the replication and transfer of designated computer systems used for administrative support or used in our businesses or Lucent's businesses. The systems include hardware, software, data storage or maintenance and support components. Costs and expenses of purchasing new hardware or obtaining new software licenses will be borne by the party purchasing the new hardware or licensing the new software.

     In general, the services shall commence on October 1, 2000 and shall expire on March 31, 2001 unless an earlier termination date has been agreed upon with respect to a particular service. The agreement may be extended by the parties in writing either in whole or in part. The company receiving data processing services, telecommunications services and corporate support services may terminate the agreement with respect to one or more of those services upon ninety days notice. The company receiving systems replication and transfer services may terminate the agreement immediately, with respect to those services, upon written notice to the providing company. A small number of corporate support services related to accounts receivable, accounts payable and payroll processing that are currently performed by Lucent non-management employees, and some other corporate support services related to administration of programs for the benefit of non-management employees that become our employees or their beneficiaries, may extend until May 31, 2003.

COMMERCIAL AGREEMENTS

     We and Lucent will enter into a Global Purchase and Service Agreement, a General Sales Agreement, a Microelectronics Product Purchase Agreement, two Reseller Agreements, a Master Subcontracting Agreement, a Master Services Agreement and an Original Equipment Manufacturing and Value Added Reseller Agreement. The pricing terms for the products and services covered by the Global Purchase and Service Agreement and all other ancillary commercial agreements will reflect negotiated prices.

     Under the Global Purchase and Service Agreement we will provide to Lucent communications and other related products for Lucent's internal operational use. These products include some of our enterprise voice communications products and our multi-service networking products. Under the agreement, we will also provide warranty and post-warranty maintenance support services for products that are already installed in Lucent offices as well as for new products installed thereafter. The agreement neither grants to us an exclusive right to provide Lucent any or all of these products or services, nor does it require the procurement of products or services from us by Lucent. The agreement shall commence on October 1, 2000, and will expire on September 30, 2003. We and Lucent may extend this agreement for additional one year periods with a written mutual agreement.

     The General Sales Agreement and the Microelectronic Product Purchase Agreement govern transactions pursuant to which Lucent will provide goods and services that are part of the businesses not being transferred to us. These agreements neither grant to Lucent an exclusive right to provide us with any or all products, or services, nor require the procurement of products, or services from Lucent by us. The General Sales agreement and the Microelectronic Product Purchase Agreement will commence on October 1, 2000, and expire on September 30, 2003. We and Lucent may extend both of these agreements for additional one year periods with written mutual agreements.

     The Reseller Agreements govern transactions in which either we or Lucent furnish items to the other for resale. Each agreement covers specified products and licensed materials of both Lucent and ours, respectively. Either party may add to or delete products upon ninety days notice. The agreements do not grant to either us or Lucent an exclusive right to resell the products, and both we and Lucent may contract with others. The pricing in each Reseller Agreement shall be determined by our or Lucent's list price in effect on the date of the applicable reseller's receipt of an order less any applicable reseller discounts. These agreements will be effective as of October 1, 2000 and shall expire on September 30, 2003. We and Lucent may extend these agreements for additional one year periods with a written mutual agreement. Either we or Lucent may terminate these agreements without cause upon sixty days written notice.

     The Global Purchase and Service Agreement, General Sales Agreement, Microelectronic Sales Agreement and Reseller Agreement also contain provisions governing:

     - ordering and delivery;

     - payment terms;

     - intellectual property matters;

     - product warranties;

     - product support and documentation;

     - engineering, installation, maintenance and other services;

     - dispute resolution; and

     - liability issues.

     The Master Subcontracting Agreement sets forth the terms by which we and Lucent may subcontract for services and related deliverables from each other to support our respective customers. The prime contractor will pay the subcontractor according to the rates established in the statement of work. The subcontractor may not subcontract any portion of the services or deliverables without advising the prime contractor first. The agreement also covers intellectual property matters, warranties, dispute resolution and liability issues. This agreement will be effective as of October 1, 2000 and shall expire on September 30, 2003. This agreement may be extended for additional one year periods upon ours and Lucent's written mutual consent.

     The Master Services Agreement covers any order for services not addressed in any other commercial agreement between us and Lucent. Under this agreement either we or Lucent or our or Lucent's affiliates may place orders for services from the other party including maintenance service, professional services, changes in services, and extension of services. Prices shall be set forth in a statement of work and paid for by the ordering party. The agreement also covers intellectual property matters, warranties, dispute resolution, and liability issues. This agreement is effective as of October 1, 2000 and shall expire on September 30, 2003. We and Lucent may extend this agreement for additional one year periods with a written mutual agreement.

     The Original Equipment Manufacturing and Value Added Reseller Agreement governs transactions pursuant to which we and Lucent will buy, on an ordered basis, products from each other for integration into finished products for sale or resale or for resale in combination with enhancements added by the other party. The agreement neither grants to the supplier an exclusive right to sell to the buyer any or all products nor does it require the purchase of products from the supplier by the buyer. The agreement also covers intellectual property matters, warranties, dispute resolution, and liability issues. This agreement is effective as of October 1, 2000 and shall expire September 30, 2003. This agreement may be extended for additional one year periods upon our and Lucent's written mutual consent.

EMPLOYEE BENEFITS AGREEMENT AND PLANS

     We will adopt a variety of employee benefit plans in connection with the distribution.

     EMPLOYEE BENEFITS AGREEMENT

     We will enter into an employee benefits agreement with Lucent, pursuant to which we will create independent pension and other employee benefit plans that are substantially similar to Lucent's existing pension and other employee benefit plans. This agreement will provide for the transfer of assets and liabilities of various existing Lucent pension and other employee benefit plans covering Lucent employees who are transferring to us. Generally, following the distribution, Lucent will cease to have any liability or obligation to our active employees and their beneficiaries, and to our employees who leave our employ after September 30, 2000 under any of Lucent's benefit plans, programs or practices. Our benefit plans will assume and be responsible for liabilities and obligations to those employees under all these benefit plans, programs and practices which we may adopt. The employee benefits agreement does not preclude us from discontinuing or changing such plans at any time thereafter, subject to the exceptions noted below.

     RETIREMENT PLANS

     We will establish and administer defined benefit pension plans for our employees who, immediately prior to the distribution, participated in Lucent's retirement plans. Lucent has agreed to transfer particular assets and liabilities, based on formulas set forth in the employee benefits agreement, from the trust for Lucent's defined benefit pension plans to the trust for our defined benefit pension plans. Each of our eligible employees will, for all purposes under our defined benefit pension plans, be credited with the service and any accrued benefit credited to him or her under the terms of the corresponding Lucent plans as of the distribution.

     SAVINGS PLANS

     We will establish defined contribution savings/401(k) plans. Our savings/401(k) plans will include all active employees who immediately prior to the distribution date were participants in Lucent's savings/401(k) plans. Each employee who participates in savings/401(k) plans will be credited with the service and the account balance credited to him or her as of the distribution date under the terms of Lucent's savings/401(k) plans. Lucent will transfer those account balances from its savings/401(k) plans to our savings/401(k) plans.

     WELFARE PLANS

     We will adopt appropriate welfare benefit plans to provide welfare benefits, including retiree medical and life benefits, to our employees and retirees. The assets funding such liabilities under these plans, including assets held in trusts constituting voluntary employee beneficiary associations, will be transferred from trust and other funding vehicles associated with Lucent's plans to the corresponding trusts and other funding vehicles associated with our plans according to formulas set forth in the employee benefits agreement.

     LUCENT STOCK OPTIONS AND RESTRICTED STOCK UNITS

     Pursuant to the employee benefits agreement, unvested Lucent stock options and restricted stock units held by our employees will be converted to our stock options and restricted stock units at the time of the distribution. As part of the conversion, we will multiply the number of shares purchaseable under each converted stock option by a ratio determined at the time of the distribution and divide the exercise price per share of each option by the same ratio. The number of shares covered by each restricted stock unit will be multiplied by the same ratio. Fractional shares will be rounded down to the nearest whole number of shares. All other terms of the converted stock options and restricted stock units will remain the same as those in effect immediately prior to the distribution. Vested Lucent stock options will remain options to acquire Lucent common stock, subject to adjustments based on the same ratio.

     DEFERRED COMPENSATION PLANS

     Account balances of our employees under the Lucent deferred compensation plans will be credited to them under a frozen deferred compensation plan, and we will thereafter be solely responsible for such obligations.

TRADEMARK LICENSE AGREEMENT; TRADEMARK AND SERVICE MARK ASSIGNMENT; TRADE DRESS ASSIGNMENT

     It is contemplated that the primary trademarks used in the sale of our products and services will be transferred to us, except for Lucent's name and logo and the Bell Laboratories name. We also expect to have the use of the Lucent name and logo, but not the Bell Laboratories name, on a royalty-free basis, for a transitional period.

TECHNOLOGY ASSIGNMENT AND JOINT OWNERSHIP AGREEMENT

     On or prior to the distribution date, we and Lucent will execute and deliver assignments and other agreements, including the technology assignment, related to technology currently owned or controlled by Lucent and its subsidiaries. Technology will include copyrights, mask works and other intellectual property other than trademarks, trade names, trade dress, service marks and patent rights. The technology assignment will generally divide ownership of technology between us and Lucent, with each owning technology that was developed by or for, or purchased by, each company for their respective businesses. Other technology will be owned jointly by us and Lucent.

PATENT ASSIGNMENT

     On or prior to the distribution date, we and Lucent will execute and deliver patent assignments and other agreements, related to patents currently owned or controlled by Lucent and its subsidiaries. The patent assignments will divide ownership of patents, patent applications and foreign counterparts between us and Lucent.

     The ownership of patents will be divided as follows. First, a Lucent subsidiary, Lucent Technologies Guardian Corp., will transfer to Avaya Technologies Corporation approximately 800 patents and approximately 500 patent applications that relate principally to our businesses. Second, Lucent will transfer to Avaya Technologies Corporation several hundred patent applications and a small number of issued patents held by Lucent that relate principally to our businesses. Third, the shares of Avaya Technologies Corp. will be contributed to us under the Contribution and Distribution Agreement. Lucent and its other subsidiaries including Guardian, will retain ownership of all other patents and patent applications. Fourth, the patents held by some of the wholly owned subsidiaries of Lucent will be transferred to us as a result of the transfer of shares of the subsidiaries to us.

PATENT AND TECHNOLOGY LICENSES AND RELATED MATTERS

     The Contribution and Distribution Agreement provides that we and Lucent will execute and deliver a Patent and Technology License Agreement, related to patents and technology currently owned or controlled by Lucent and its subsidiaries.

     The Patent and Technology License Agreement to be entered into by us and Lucent provides for cross-licenses to each company, and a balancing payment to Lucent to reflect the balance of values exchanged by us and Lucent under the agreement. We and Lucent will grant to each other, under the patents that each of us has, a nonexclusive, personal, nontransferable license to make, have made, use, lease, import, offer to sell, and sell any and all products and services of the businesses in which the licensed company, including related companies, is now or hereafter engaged. The cross-licenses also permit each company, subject to limitations, to have third parties make items under the other company's patents, as well as to pass through to customers rights under the other company's patents with respect to products and services furnished to customers by the licensed company. The right to sublicense to unaffiliated third parties will not be granted under the cross-licenses, except for limited rights to sublicense a divested business. The cross-licenses between us and Lucent cover all of each company's patents, including patents issued on patent applications with a filing date prior to October 1, 2002.

     The Patent and Technology License Agreement will also provide for personal, worldwide, nonexclusive, and non-transferable cross-licenses to each company to designated technology existing as of the distribution date. These rights include the right to copy, modify and improve any portion of the licensed technology. Subject to exceptions set forth in the agreement, no right will be granted to sublicense any of the technology other than in connection with the sale or licensing of products. Subject to restrictions set forth in the agreement, this agreement will further grant to us joint ownership rights in other designated technology. This agreement becomes effective October 1, 2000.

DEVELOPMENT PROJECT AGREEMENT

     We and Lucent will enter into a Development Project Agreement governing Lucent's and our future commercial relationship under which Bell Laboratories will perform some research and development activities for us. Under this agreement, Bell Laboratories will perform specific research and development projects on a contract basis for us. The fees paid under this agreement are expected to be comparable to those that would be agreed upon by unrelated parties. The agreement will commence on October 1, 2000 and expire on September 30, 2003. We and Lucent may extend this agreement for additional one year periods with a written mutual agreement. The agreement will terminate at any time if either we or Lucent materially breaches the agreement, and fails to cure the default sixty days after written notice has been given.

TAX SHARING AGREEMENT

     We and Lucent will enter into a Tax Sharing Agreement which will govern Lucent's and our respective rights, responsibilities and obligations after the distribution with respect to taxes for the periods ending on or before the distribution. Generally, pre-distribution taxes that are clearly attributable to the business of one party will be borne solely by that party, and other pre-distribution taxes will be shared by the parties based on a formula set forth in the Tax Sharing Agreement. In addition, the Tax Sharing Agreement will address the allocation of liability for taxes that are incurred as a result of restructuring activities undertaken to implement the distribution. If the distribution fails to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code because of an acquisition of our stock or assets, or some other actions of ours, then we will be solely liable for any resulting corporate taxes. The Tax Sharing Agreement will commence on October 1, 2000.

REAL ESTATE AGREEMENTS

     Lucent's real estate has been divided between Lucent and us. After the distribution, however, we and Lucent will continue to share some current work locations for our respective work forces. The shared locations will be approximately 100 of Lucent's 1,300 real estate locations. Approximately 15% of these shared locations will continue to be owned by either Lucent or us; the remaining 85% will continue to be leased commercially.

     Generally, ownership of Lucent's buildings and assignment of commercially leased buildings has been divided between Lucent and us based on which company is the primary user of the respective building. Based on that allocation method, we and Lucent currently contemplate that, out of approximately 60 million square feet of space, Lucent would be the landlord or sublandlord of us for approximately 1.2 million square feet of space, and we will be the landlord or sublandlord of Lucent for approximately 700,000 square feet of space.

     A standard form of lease and a standard form of sublease based on commercial models and comparable to arm's-length agreements has been employed regardless of which company owns a building or is the assignee for a leased building. Subleases for space in commercially leased locations have varying terms generally to match the terms of the underlying leases. All commercial landlord charges, such as rent, additional rent, building services and taxes paid directly by the sublandlord, will be based on the proportionate share of space occupied by the subtenant and marked up by a management fee payable to the sublandlord intended to cover the costs of administering the sublease. Any other building services provided by the sublandlord to the subtenant will be at cost plus an administrative fee, increased annually to match the consumer price index.

     Subject to limited exceptions, leases for space in owned buildings have a two-year term if the space occupied by the tenant is 20,000 square feet or less and a three-year term if the space occupied by the tenant is greater than 20,000 square feet. In general, rent in owned buildings is at market price for comparable tenants. Real estate taxes will be allocated proportionately to the tenant, subject to a management fee. Any building services provided by the landlord will be at cost plus an administrative fee, increased annually to match the consumer price index.

     It is contemplated that all necessary leases and subleases for transitional shared real estate will be effective October 1, 2000. The tenant in owned buildings and the subtenant in commercially leased buildings will be responsible for their proportionate share of the full lease obligation, except that:

     - for space occupied by a tenant or subtenant equal to or less than 5 percent of the total space, not to exceed 5,000 square feet, the tenant or subtenant may cancel its lease or sublease on 90-day written notice without further liability;

     - for space occupied by a tenant or subtenant equal to or less than 5 percent of the total space, not to exceed 15,000 square feet, the tenant/subtenant or landlord/sublandlord may cancel the lease or sublease on 9 months written notice without further liability; and

     - for property owned in fee by a landlord which is sold, conveyed or transferred, the rent will then increase to fair market value, after which determination the tenant may cancel the lease on six months' written notice, without further liability.

OTHER AGREEMENTS

     We and Lucent will continue the existing State and Local Income Tax Allocation Agreement and the existing Federal Tax Allocation Agreement by and among Lucent and its subsidiaries. These tax agreements govern the allocation of state, local and federal income taxes for periods prior to and including the distribution date. In addition, after the distribution, we will become a party to Lucent's two existing collective bargaining agreements. See
"Business -- Employees" for a description of these collective bargaining agreements and how they will operate after the distribution.

                                   MANAGEMENT

OUR DIRECTORS AND EXECUTIVE OFFICERS

     Following the distribution, our board of directors will be comprised of up to eight directors, only one of whom will be an executive officer. Pamela F. Craven, Jean F. Rankin and Richard J. Rawson, who are employees of Lucent, are currently serving as directors and have been our directors since our inception. In connection with the distribution, these individuals will resign, and Henry B. Schacht, Donald K. Peterson, Daniel C. Stanzione, Franklin A. Thomas and up to three other non-employee directors will be elected to the board prior to the distribution date. After consummation of the equity investment in us by Warburg, Pincus Equity Partners, L.P. and related investment funds, these investors will be entitled to designate for election one individual to our board of directors and to have one observer attend meetings of our board of directors as long as the investors and their permitted transferees maintain ownership of a combination of shares of Series B convertible participating preferred stock and common stock that, in the aggregate, on an as-converted basis, represent at least 50% of the shares of our common stock initially issuable on conversion of all the shares of Series B convertible participating preferred stock purchased by them. Our board of directors will use reasonable efforts to cause the designee of Warburg, Pincus Equity Partners, L.P. to be elected. Jeffrey A. Harris will be Warburg, Pincus Equity Partners, L.P.'s initial designee.

     Our board of directors will be divided into three classes. It is expected that Mr. Harris and Mr. Thomas will be Class 1 directors, with terms expiring at the annual meeting of shareowners to be held in fiscal 2002, Mr. Schacht and Dr. Stanzione will be Class 2 directors with terms expiring at the annual meeting of shareowners to be held in fiscal 2003 and Mr. Peterson will be the Class 3 director, with a term expiring at the annual meeting of shareowners to be held in fiscal 2004. Commencing with the annual meeting of shareowners to be held in fiscal 2002, directors for each class will be elected at the annual meeting of shareowners held in the year in which the term for such class expires and thereafter will serve for a term of three years.

     The following table sets forth information as to persons who serve or who are expected to serve as our directors, executive officers or key employees immediately following the distribution.

NAME                              AGE                             POSITION
----                              ---                             --------
Henry B. Schacht................   65   Chairman of the Board
Donald K. Peterson..............   51   President, Chief Executive Officer and Director
Steve Aaronson..................   48   Vice President of Communications
Dana Becker Dunn................   49   Vice President of Transition Operations
Pamela F. Craven................   46   Vice President, General Counsel and Secretary
Michael A. Dennis...............   41   Vice President of U.S. Services
Maryanne DiMarzo................   49   Vice President of Human Resources
David P. Johnson................   40   Vice President of Worldwide Sales and International Services
Karyn Mashima...................   46   Vice President of Global Strategy and Technology
Garry K. McGuire Sr. ...........   53   Chief Financial Officer
Ravi Sethi......................   52   Vice President of Research
Jeffrey A. Harris...............   44   Director
Daniel C. Stanzione.............   55   Director
Franklin A. Thomas..............   66   Director

     Henry B. Schacht will be our Chairman of the Board following the distribution. Mr. Schacht has been a director for Lucent since February 1996, and will resign this position upon taking office with us. He was Chairman of the Lucent Board from February 1996 to February 1998 and Chief Executive Officer of Lucent from February 1996 until October 1997. Mr. Schacht also served as Senior Advisor to Lucent from

February 1998 to February 1999. Mr. Schacht was a director of Cummins Engine Company, Inc. from 1977 to April 2000, and was Chief Executive Officer of Cummins from 1973 to 1994 and Chairman of the Board for Cummins from 1977 to 1995. Mr. Schacht was a member of the AT&T Corp. board of directors from 1981 until taking office with Lucent in 1996 prior to its spin-off from AT&T. Mr. Schacht is a managing director and senior advisor of E.M. Warburg, Pincus and Company, LLC., and a director of The Chase Manhattan Corporation and the Chase Manhattan Bank, N.A., Alcoa, Inc., Johnson and Johnson Corporation, Knoll Inc. and the New York Times Company.

     Donald K. Peterson will be our President and Chief Executive Officer and a director following the distribution. Mr. Peterson has been Executive Vice President and Chief Executive Officer of Lucent's Enterprise Networks Group since March 1, 2000. Previously, he was Executive Vice President and Chief Financial Officer for Lucent since February 1996. He joined AT&T in 1995 and moved to Lucent following its spin-off in 1996. While at AT&T, Mr. Peterson held the positions of Vice President and Chief Financial Officer of the AT&T Communications Services Group from September 1995 until January 1996. Prior to that time, Mr. Peterson held various senior executive positions at Northern Telecom Inc., where he worked from 1976 through September 1995. His responsibilities included President of Nortel Communications Systems, Inc., from January 1993 to September 1995, Vice President of Finance of Northern Telecom Inc., from January 1991 to January 1993, and Group Vice President of Northern Telecom Inc., from September 1987 to January 1991.

     Steve Aaronson will be our Vice President of Communications following the distribution. Mr. Aaronson has been Vice President of Communications for Lucent's Enterprise Networks Group since April 2000. Previously, he was Vice President of Service Provider Networks Public Relations for Lucent and also served as Vice President of Global Corporate Public Relations. He joined AT&T in 1978 and moved to Lucent following its spin-off in 1996. While at AT&T, Mr. Aaronson held various positions including Public Relations Vice President in the Asia/Pacific region.

     Dana Becker Dunn will be our Vice President of Transition Operations following the distribution. Ms. Becker Dunn has been the Vice President of Transition Operations for Lucent's Enterprise Networks Group since March 2000. She joined AT&T in 1972 and moved to Lucent following its spin-off in 1996. She has held various positions at Lucent, including Vice President, Growing and Emerging Markets Division, Vice President, Marketing and Strategic Business Planning, and Vice President, Multi-Media Markets Organization. At AT&T, Ms. Becker Dunn held various positions including Vice President of Consumer Communications Services' Strategic Planning and New Business Development Organization and Chief Technical Officer of the Call Servicing Organization.

     Pamela F. Craven is presently a director, and will be our Vice President, General Counsel and Secretary following the distribution. Mrs. Craven has been Vice President, General Counsel and Secretary of Lucent's Enterprise Networks Group since March 2000. Mrs. Craven served as Vice President, Law and Secretary for Lucent from February 1, 1999 to April 2000. She joined AT&T in 1992 and moved to Lucent following its spin-off in 1996. Mrs. Craven held the position of Vice President, Law and Assistant Secretary for Lucent until January 1999. At AT&T, Mrs. Craven served as a General Attorney responsible for mergers and acquisitions.

     Michael A. Dennis will be our Vice President of U.S. Services following the distribution. Mr. Dennis has been Vice President of U.S. Services for Lucent's Enterprise Networks Group since April 2000. He joined AT&T in July 1981 and moved to Lucent following its spin-off in 1996. Mr. Dennis has held various positions at Lucent including Sales Vice President and Field Services Vice President. At AT&T, Mr. Dennis held various positions including General Manager of Global Business Communications Systems.

     Maryanne DiMarzo will be our Vice President of Human Resources following the distribution. Ms. DiMarzo has been Vice President of Human Resources for Lucent's Enterprise Networks Group since April 2000. She joined Lucent in August 1996 and served as Director of Human Resources from August 1996 to March 1997, when she was named Human Resources Vice President Corporate Centers, until

April 2000. Prior to working at Lucent, Ms. DiMarzo served as the Director of Human Resources for AlliedSignal, now known as Honeywell.

     David P. Johnson will be our Vice President of Worldwide Sales and International Services following the distribution. Mr. Johnson has been Vice President of Worldwide Sales for Lucent's Enterprise Networks Group since April 2000. He joined AT&T in 1982 and moved to Lucent following its spin-off in 1996. Mr. Johnson has held various positions at Lucent, including International President of Enterprise Networks and Regional President of Asia/Pacific Region. At AT&T, Mr. Johnson served as Regional President of the Asia/Pacific Region and as Strategic Marketing Director.

     Karyn Mashima will be our Vice President of Global Strategy and Technology following the distribution. Ms. Mashima has been Vice President of Strategy and Technology for Lucent's Enterprise Networks Group since March 2000. She joined AT&T in 1994 and moved to Lucent following its spin-off in 1996. Ms. Mashima has held various positions at Lucent, including Vice President of Advanced Multi-Media Communications Systems, Vice President of the Enterprise Systems Group and Vice President and Chief Technical Officer.

     Garry K. McGuire Sr., will be our Chief Financial Officer following the distribution. Mr. McGuire has been Chief Financial Officer for Lucent's Enterprise Network Group since May 2000. Mr. McGuire was a consultant to Kleiner, Perkins, Caufield and Byers/Broadband Office from August 1999 to December 1999. He was President and Chief Executive Officer of Williams Communications Solutions, LLC, from April 1997 to July 1999, and was President of Nortel Communications Systems, LLC, from September 1995 until April 1997. Prior to that, Mr. McGuire served as President of Bell Atlantic Meridian Systems from January 1995 to September 1995.

     Ravi Sethi will be our Vice President of Research following the distribution. Dr. Sethi has been Vice President of Research for Lucent's Enterprise Networks Group since May 2000. Dr. Sethi had been Senior Vice President of Communications Science Research for Lucent since December 1999. He joined AT&T in 1976 and worked in Bell Laboratories in areas such as data networks, software systems and network management. In 1997, Dr. Sethi took on the additional role of Chief Technical Officer of Lucent's Communications Software Group.

     Jeffrey A. Harris will be a director following the consummation of the equity investment in us by Warburg, Pincus Equity Partners, L.P. and related investment funds as their designee. Mr. Harris has been a Member and Managing Director of E.M. Warburg, Pincus & Company, LLC and a general partner of Warburg, Pincus & Co. since 1988, where he has been employed since 1983. Mr. Harris is a director of ECsoft Group PLC, Industri-Matematik International Corp., Knoll Inc. and Spinnaker Exploration Inc., as well as of several privately held companies.

     Daniel C. Stanzione will be a director following the distribution. Dr. Stanzione has served as Special Advisor to the Chairman of Lucent since October 1999. He served as Chief Operating Officer of Lucent from November 1997 to October 1999 and as the President of Bell Laboratories at Lucent from March 1996 to October 1999. Dr. Stanzione previously served as President of Network Systems at Lucent from March 1996 to October 1997, as President of Network Systems at AT&T from January 1996 to March 1996, and as President of AT&T Bell Laboratories from January 1995 to March 1996. Dr. Stanzione is currently a director of Quest Diagnostics, Inc.

     Franklin A. Thomas will be a director following the distribution. Mr. Thomas has been a director of Lucent since January 1996. Mr. Thomas also currently serves as a consultant to the TFF Study Group, a position he has held since 1996. Mr. Thomas was President of the Ford Foundation between 1979 and 1996. Mr. Thomas is currently a director of Alcoa Inc., Citigroup, N.A., Conoco Inc., Cummins Engine Company Inc., Lucent and PepsiCo Inc.

ANNUAL MEETING

     Our first annual meeting of shareowners after the distribution is expected to be held in February 2002. The annual meeting will be held at our principal office or at such other place or by electronic means as permitted by Delaware law and on such date as may be fixed from time to time by resolution of our board of directors.

COMMITTEES OF THE BOARD OF DIRECTORS

     We will be managed under the direction of our board of directors. Our board of directors has established two committees: an audit and finance committee and a corporate governance and compensation committee.

     AUDIT AND FINANCE COMMITTEE

     The audit and finance committee will be comprised solely of directors that are not our employees or employees of any of our subsidiaries. This committee will meet with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting. This committee will also meet with the independent auditors and with our own appropriate financial personnel and internal auditors regarding these matters. Both the independent auditors and the internal auditors will regularly meet privately with this committee and have unrestricted access to this committee. The audit and finance committee will recommend to our board of directors the appointment of the independent auditors. The audit and finance committee will review our financing plans and reports recommendations to our full board for approval and to authorize action.

     CORPORATE GOVERNANCE AND COMPENSATION COMMITTEE

     Our corporate governance and compensation committee will be comprised solely of directors that are not our employees or employees of any of our subsidiaries. The functions of this committee include:

     - recommending to our full board of directors nominees for election as directors;

     - making recommendations to our board of directors from time to time as to matters of corporate governance;

     - administering management incentive compensation plans;

     - establishing the compensation of officers; and

     - reviewing the compensation of directors.

     This committee will consider qualified candidates for director suggested by shareowners in written submissions to our corporate secretary.

DIRECTOR COMPENSATION

     Following the distribution date, commencing on or about March 1, 2001, all non-employee directors will receive an annual retainer of $100,000. In addition, on or about October 2, 2000, each non-employee director will receive an inaugural grant of an option to purchase the largest whole number of shares of our common stock obtained by employing the following formula:

                                                         $50,000
Number of shares = 3 x     -----------------------------------------------
                           fair market value of our common stock on October 2,
                           2000

     The chair of each committee will receive an additional annual retainer of $10,000. Directors will not receive separate meeting fees. Directors must elect to receive between 50% and 100% of their retainers in our common stock or an option to purchase our common stock or a combination of common stock and an option. Any remaining amount may be paid in cash, but shall not exceed 50% of the retainer. If a director elects to receive an option, the number of shares purchaseable under the option will be determined pursuant to the following formula:

                               Dollar value of retainer taken as an option
Number of shares = 3 x     -----------------------------------------------
                           fair market value of our common stock on date of grant

     The exercise price per share under the option will be the fair market value of a share on the date of grant. Options will generally become exercisable on the six-month anniversary of the date of grant and have a 10-year term. Directors may defer all or a portion of their retainers under our Deferred Compensation Plan.

     We will assume the rights and obligations of Lucent under the Lucent Technologies Inc. Directors' Individual Life Insurance Program with respect to an existing policy covering Henry B. Schacht, wherein we will pay one-half of the annual premium for Mr. Schacht's policy and he will pay one-half of the annual premium. Otherwise, we will not offer a life insurance program for directors.

     We also provide non-employee directors with travel accident insurance when traveling on our business.

EXECUTIVE COMPENSATION

     The compensation of our executive officers will be approved by our corporate governance and compensation committee of our board of directors. Our corporate governance and compensation committee will consist entirely of non-employee directors. Our corporate governance and compensation committee has not yet established the compensation of our executive officers. We expect, however, that the compensation of the executive and other officers will consist principally of base salary, annual cash bonus and long-term equity-based incentive compensation.

     Salaries of the executive officers will be based, among other factors, on our corporate governance and compensation committee's assessment of the executive's responsibilities, experience and performance, compensation data of other companies, and the competitive environment for attracting and retaining executives.

     We expect that cash bonuses for executive officers will be determined each year at or following the end of our fiscal year, in accordance with targets established at or near the beginning of the fiscal year. Factors which may be considered in determining the amount of cash bonuses paid to officers will be, among others, the executive officer's individual performance, including the quality of strategic plans, organizational and management development, special project leadership and similar indicators of individual performance, and our financial performance, which may be measured by earnings per share, return on equity and total return to the shareholders in the form of stock price appreciation and dividends, if paid.

     Our equity-based awards will consist principally of stock options and restricted stock unit awards which will be granted from time to time under our 2000 Long Term Incentive Plan. We anticipate that our corporate governance and compensation committee will base grants of stock-based awards on various factors, including the number of shares of common stock outstanding, the number of shares of common stock authorized under the 2000 Long Term Incentive Plan, the executive officer's ability to contribute to our future services and the other elements of the executive's compensation.

     We are a recently formed subsidiary of Lucent, formed on February 16, 2000. We were not in existence on September 30, 1999, the end of Lucent's last fiscal year. Although certain of the individuals who will be serving as our executive officers were performing services in connection with our businesses during the last fiscal year, those individuals were employed by Lucent during such period, were not dedicated exclusively to our businesses, and, in fact, devoted substantial time and effort to other Lucent businesses or to the Lucent organization in general. Our businesses had no formalized executive management structure prior to our formation, and certain of the individuals who would have constituted the most highly compensated individuals providing services to our businesses as of the end of the last fiscal year are not, in fact, our executive officers. Accordingly, no information on the compensation of executive officers for periods prior to September 30, 1999 is reported. Our Annual Report on Form 10-K for fiscal year 2001 will contain information on compensation paid to our executive officers in fiscal year 2001.

     We describe below the current compensation arrangements for our chief executive officer and our four other most highly compensated executive officers, as measured by their base salaries, calculated on an annualized basis, and target bonus amounts. Although we expect that the compensation of our executive officers will consist principally of base salary, annual cash bonus and long-term equity-based incentive compensation, the compensation arrangements established by our corporate governance and compensation committee may differ from the compensation arrangements described below. Although certain of the individuals who will be serving as our executive officers were performing services in connection with our businesses during the fiscal year ending September 30, 2000, those individuals were employed by Lucent during such period, were not dedicated exclusively to our businesses and, in fact, devoted time and effort to other Lucent businesses or to the Lucent organization in general. In connection with the current compensation arrangements for our executive officers described below:

     - Base salary represents the executive officer's current base salary on an annualized basis.

     - Target bonus percentage represents the targeted percentage of annual base salary payable in the form of a bonus for the fiscal year ending September 30, 2000. Such percentage may be adjusted upward or downward based on a combination of the financial performance of Lucent and the organizations in which each individual was employed for the fiscal year ending September 30, 2000 and the indicators of individual performance described above for the same period.

     - Option grants were made under Lucent's stock option plans and restricted stock awards were granted under Lucent restricted stock plans. A portion of the option grants for all executive officers, other than Mr. McGuire, were performance based awards for the fiscal year ended September 30, 1999. The remaining option grants and restricted stock awards were granted in connection with such executive officer's acceptance of employment with Avaya. Such option grants and awards may not be indicative of future grants and awards to our executive officers. Outstanding vested options for Lucent common stock will remain as Lucent stock options, subject to adjustment based on the same ratio. All unvested options and unvested restricted stock units will be converted to options for Avaya common stock and Avaya restricted stock units as described in "Relationship Between Lucent and Our Company After the Distribution -- Employee Benefits Agreement and Plans -- Lucent Stock Options and Restricted Stock Units."

     The current compensation for our chief executive officer and our four other most highly compensated officers is as follows:

     - Donald K. Peterson, who will serve as our President and Chief Executive Officer following the distribution, currently receives a base salary equal to $800,000 on an annualized basis. Mr. Peterson's targeted bonus percentage is 125%. Since September 30, 1999, Mr. Peterson has received options to purchase up to 1,100,000 shares of common stock of Lucent and 150,000 Lucent restricted stock units.

     - Garry K. McGuire Sr., who will serve as our Chief Financial Officer following the distribution, currently receives a base salary equal to $370,000 on an annualized basis. Mr. McGuire's targeted bonus percentage is 85%. Since September 30, 1999, Mr. McGuire has received options to purchase up to 300,000 shares of common stock of Lucent and 25,000 Lucent restricted stock units.

     - David P. Johnson, who will serve as our Vice President of Worldwide Sales and International Services following the distribution, currently receives a base salary equal to $350,000 on an annualized basis. Mr. Johnson's targeted bonus percentage is 75%. Since September 30, 1999, Mr. Johnson has received options to purchase up to 355,000 shares of common stock of Lucent and 30,000 Lucent restricted stock units.

     - Karyn Mashima, who will serve as our Vice President of Global Strategy and Technology following the distribution, currently receives a base salary equal to $350,000 on an annualized basis.

Ms. Mashima's targeted bonus percentage is 75%. Since September 30, 1999, Ms. Mashima has received options to purchase up to 325,000 shares of common stock of Lucent and 30,000 Lucent restricted stock units.

     - Michael A. Dennis, who will serve as our Vice President, U.S. Services following the distribution, currently receives a base salary of $325,000 on an annualized basis. Mr. Dennis' targeted bonus percentage is 70%. Since September 30, 1999, Mr. Dennis has received options to purchase up to 349,000 shares of common stock of Lucent and 30,000 Lucent restricted stock units.

       PENSION PLANS

     Prior to the distribution, most of our U.S. management employees, including executive officers, are participants in Lucent's retirement income plan. Effective at the time of the distribution, we will adopt a retirement income plan that will replicate, in all material respects, the Lucent retirement income plan, and that will be a non-contributory pension plan which covers management employees, including the executive officers. We also will adopt a non-contributory supplemental pension plan that will replicate in all material respects Lucent's supplemental pension plans. The following is a summary description of the expected terms of our retirement income plan and our supplemental pension plan.

     Participants will be given full credit under our retirement income plan for service and compensation accrued under the Lucent retirement income plan. Under our retirement income plan, annual pensions will be computed on an adjusted career average pay basis. A participant's adjusted career average pay will be equal to 1.4% of the sum of the individual's:

     - average annual pay for the five years ending December 31, 1998, excluding the annual bonus award paid in December 1997, times the number of years of service prior to January 1, 1999;

     - pay subsequent to December 31, 1998; and

     - annual bonus award paid in December 1997.

     The normal retirement age under our retirement income plan will be 65. However, employees who are at least age 50 with at least 15 years of service can retire with reduced benefits. If an employee's age is at least 50 and, when added to service, is equal to or greater than 75, the employee may retire with unreduced pension benefits. A reduction equal to 3% is made for each year age plus service is less than 75. Pension amounts under our retirement income plan will not be subject to reductions for social security benefits or other offset amounts.

     Average annual pay includes base salary and annual bonus awards. However, federal laws place limitations on compensation amounts that may be included under this plan. In 2000, up to $170,000 in eligible base salary and annual bonus could be included in the calculation under this plan.

     Pension amounts based on our retirement income plan formula which exceed the applicable limitations will be paid under our supplemental pension plan. Compensation and benefit amounts which exceed the applicable federal limitations will be taken into account, and pension amount related to annual bonus awards payable to executive officers will be paid, under our supplemental pension plan. This plan will be a non-contributory plan, and will use the same adjusted career average pay formula and eligibility rules as our retirement income plan to provide supplemental pension benefits to our management employees, including our executive officers.

     Our supplemental pension plan will provide executive officers and other of our eligible employees with minimum pensions. Eligible retired executive officers and surviving spouses may receive an annual minimum pension equal to 15% of the sum of final base salary plus annual bonus awards. This minimum pension will be offset by amounts received by plan participants as pensions under all our pension plans.

     Pursuant to the terms of an arrangement provided by AT&T and assumed by Lucent and, at the time of the distribution, by us, Mr. Peterson will also be entitled to a supplemental pension benefit under our supplemental pension plan. This benefit will be available to certain management employees who were hired generally at or over age 35 and who terminate with at least five years service at such level. This plan will provide additional pension credits equal to the difference between age 35 and the maximum possible years of service attainable at age 65, but not to exceed actual net credited service, at one-half the rate in our retirement income plan.

     It is anticipated that some of our non-qualified executive benefit plans will be supported by a benefits protection trust, the assets of which will be subject to the claims of our creditors. In the event of a change in control or a potential change in control of our company, certain additional funds might be required to be contributed to such trust to support benefits under such plans.

2000 COMPANY LONG TERM INCENTIVE PLAN

     We intend to adopt, with the approval of Lucent in its capacity as our sole stockholder, the 2000 Long Term Incentive Plan, for the benefit of our executive officers and some of our other employees. The plan is distinct from any other broad-based plan that we may adopt for the grant of stock options to our employees more generally. After the distribution, the 2000 Long Term Incentive Plan will be administered by our corporate governance and compensation committee. In order to ensure that compensation paid pursuant to the 2000 Long Term Incentive Plan can qualify as "performance-based compensation" not subject to the limitation on deductibility of executive compensation in excess of $1 million, we intend to seek shareowner approval of the 2000 Long Term Incentive Plan at our 2001 annual meeting of shareowners.

     The following description of the 2000 Long Term Incentive Plan is qualified by reference to the full text thereof, a copy of which will be filed as an exhibit to the registration statement.

     AWARDS

     The 2000 Long Term Incentive Plan for officers and executives provides for the grant of incentive stock options that qualify under Section 422 of the Code and non-statutory stock options, stock appreciation rights, restricted stock awards, performance awards, and other stock unit awards, as such terms are defined in the 2000 Long Term Incentive Plan. No determination has yet been made as to the number of our employees who will be eligible to participate in such 2000 Long Term Incentive Plan. However, as described under "Relationship Between Lucent and Our Company After the Distribution -- Employee Benefits Agreement and Plans," our approximately 85 officers and executives who hold unvested Lucent stock awards are expected to receive in substitution therefor, following consummation of the distribution, awards under the 2000 Long Term Incentive Plan.

     SHARES AVAILABLE

     The total number of shares of our common stock available for awards granted under the 2000 Long Term Incentive Plan will be 25 million shares. During the five-year term of the long term plan, no more than 2 million shares of our common stock will be available for the grant of incentive stock options. No individual may be granted awards with respect to more than 5 million shares of our common stock over the five-year term of the long term plan.

     Any shares issued by us through the assumption or substitution of outstanding grants from Lucent or an acquired company will not reduce the number of shares of our common stock available for grants under the 2000 Long Term Incentive Plan. Any shares of our common stock issued under the 2000 Long Term Incentive Plan, including in connection with substitute awards may consist, in whole or in part, of authorized and unissued shares of our common stock or treasury shares of our common stock or shares of our common stock purchased in the open market. If any shares of our common stock subject to any award are forfeited or such award otherwise terminates without the issuance of such shares of our common stock or of other consideration in lieu of such shares, the shares of our common stock subject to such award, to the extent of any such forfeiture or termination, will again be available for grant under the 2000 Long Term Incentive Plan. In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, or other change in corporate structure affecting the shares of our common stock, such adjustment will be made in the aggregate number and class of shares of our common stock which may be delivered under the 2000 Long Term Incentive Plan, in the individual limit described above, in the number, class and option price of shares of our common stock subject to outstanding options thereunder, and in the value of, or number or class of shares of our common stock subject to, awards as may be determined to be appropriate by the compensation committee, in its sole discretion; provided that the number of shares of our common stock subject to any award will always be a whole number.

     PLAN ADMINISTRATION

     The members of our corporate governance and compensation committee, will administer the 2000 Long Term Incentive Plan.

     OPTIONS; STOCK APPRECIATION RIGHTS

     Options to purchase shares of our common stock may be granted under the 2000 Long Term Incentive Plan, either alone or in addition to other awards. Except in the case of substitute awards, the purchase price per share of our common stock purchasable under an option will be determined by our compensation committee, in its sole discretion; provided that such purchase price will not be less than the fair market value, as defined in the 2000 Long Term Incentive Plan, of a share of our common stock on the date of the grant of the option. The term of each option will be fixed by our corporate governance and compensation committee in its sole discretion; provided that no incentive stock option will be exercisable after the expiration of 10 years from the date the option is granted. Options will be exercisable at such time or times as determined by our corporate governance and compensation committee at or subsequent to grant. Subject to the other provisions of the 2000 Long Term Incentive Plan and any applicable award agreement, any option may be exercised by the participant in such form or forms, including, without limitation, payment by delivery of cash, shares of our common stock or other consideration including, where permitted by law and our corporate governance and compensation committee, awards having a fair market value on the exercise date equal to the total option price, or by any combination of cash, shares of our common stock and other consideration as our corporate governance and compensation committee may specify in the applicable award agreement.

     As of the time of the grant, the aggregate fair market value of the shares of our common stock with respect to which incentive stock options held by any participant become exercisable for the first time by such participant during any calendar year under the 2000 Long Term Incentive Plan, including under any of our other benefit plans or of any of our parent or subsidiary corporations, will not exceed $100,000 or, if different, the maximum limitation in effect at the time of grant under Section 422 of the Internal Revenue Code, or any successor provision, and any regulations promulgated thereunder. In its sole discretion, our corporate governance and compensation committee may provide, at the time of grant, that the shares of common stock to be issued upon an option's exercise will be in the form of restricted stock or other similar securities, or may reserve the right so to provide after the time of grant. Upon termination of employment, other than for death, disability or retirement, a participant forfeits all unexercisable options and may exercise all exercisable options within 90 days following such termination, except that, if such termination is the result of a specified action by us, the participant may exercise a pro rata portion of all options within such 90 day period.

     Stock appreciation rights may be granted to participants either alone or in addition to other awards and may, but need not, relate to a specific option. Any stock appreciation rights related to an option other than an incentive stock option may be granted at the same time such option is granted or at any time thereafter before exercise or expiration of such option. Any stock appreciation right related to an incentive stock option must be granted at the same time such option is granted. In the case of any stock appreciation right related to any option, the stock appreciation right or applicable portion thereof will terminate and no longer be exercisable upon the termination or exercise of the related option, except that any stock appreciation right granted with respect to less than the full number of shares of our common stock covered by a related option will not be reduced except to the extent that the number of shares of our common stock affected by the exercise or termination of the related option exceeds the number of shares of our common stock not covered by the stock appreciation right. Any option related to any stock appreciation right will no longer be exercisable to the extent the related stock appreciation right has been exercised. Our compensation committee may impose such conditions or restrictions on the exercise of any stock appreciation right as it may deem appropriate.

     PERFORMANCE SHARES OF COMMON STOCK

     Performance-based equity awards may be issued to participants, for no cash consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other awards granted under the 2000 Long Term Incentive Plan. The performance criteria to be achieved during any performance period under the 2000 Long Term Incentive Plan and the length of the performance period will be determined by our corporate governance and compensation committee upon the grant of each performance award. Performance awards will generally be distributed only after the end of the relevant performance period. Performance awards may be paid in cash, shares of our common stock, other property or any combination thereof, in the sole discretion of our corporate governance and compensation committee at the time of payment. Performance awards may be paid in a lump sum or in installments following the close of the performance period.

     OTHER STOCK UNIT AWARDS

     Other awards of shares of common stock and other awards that are valued in whole or in part by reference to, or are otherwise based on, shares of our common stock or other property may be granted to participants, either alone or in addition to other awards. Other stock unit awards may be paid in shares of our common stock, other securities, cash or any other form of property as the corporate governance and compensation committee may determine. Our corporate governance and compensation committee may impose these conditions or restrictions on the exercise of any other stock award as the committee may deem appropriate.

     Shares of our common stock, including securities convertible into shares of our common stock, subject to other stock unit awards may be issued for no cash consideration or for such minimum consideration as may be required by applicable law; shares of our common stock, including securities convertible into such shares of our common stock purchased pursuant to such a purchase right will be purchased for such consideration as our corporate governance and compensation committee may, in its sole discretion, determine, which except in the case of substitute awards will not be less than the fair market value of such shares of our common stock or other securities as of the date such purchase right is awarded.

     RESTRICTED SHARES OF COMMON STOCK

     Restricted stock awards may be issued to participants, for no cash consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other awards granted under the 2000 Long Term Incentive Plan. Except as otherwise determined by our compensation committee at the time of grant, upon termination of employment for any reason during the restriction period, all restricted stock awards still subject to restriction will be forfeited by the participant and reacquired by us.

     CHANGE IN CONTROL

     The 2000 Long Term Incentive Plan will generally provide that, unless our corporate governance and compensation committee determines otherwise at the time of grant with respect to a particular award, in the event of a change in control,

     - any options and stock appreciation rights outstanding as of the date the change in control is determined to have occurred will become fully exercisable and vested;

     - the restrictions and deferral limitations applicable to any restricted stock awards will lapse;

     - all performance awards will be considered to be earned and payable in full, and any deferral or other restriction will lapse and such performance awards will be immediately settled or distributed; and

     - the restrictions and deferral limitations and other conditions applicable to any other stock unit awards or any other awards will lapse, and such other stock unit awards or other awards will become free of all restrictions, limitations or conditions and become fully vested and transferable.

     The 2000 Long Term Incentive Plan defines change in control to mean, generally:

     - an acquisition by any individual, entity or group of beneficial ownership of 20% or more of either the then outstanding shares of our common stock or the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors;

     - a change in the composition of a majority of our board of directors which is not supported by our current board of directors;

     - the approval by the shareholders of a merger, reorganization or consolidation or sale or other disposition of all or substantially all of our assets of or, if consummation of such corporate transaction is subject, at the time of such approval by shareholders, to the consent of any government or governmental agency, the obtaining of such consent either explicitly or implicitly by consummation; or

     - the approval of the shareholders of our complete liquidation or dissolution.

     OTHER PROVISIONS

     Our board of directors may amend, alter or discontinue the 2000 Long Term Incentive Plan, but no amendment, alteration, or discontinuation may be made that would impair rights under an award theretofore granted without the participant's consent.

     Our corporate governance and compensation committee will be authorized to make adjustments in performance award criteria or in the terms and conditions of other awards in recognition of limitations pursuant to section 162(m) of the Internal Revenue Code, unusual or nonrecurring events affecting us or our financial statements or changes in applicable laws, regulations or accounting principles.

     Subject to the provisions of the 2000 Long Term Incentive Plan and any award agreement, the recipient of an award, including, without limitation, any deferred award may, if so determined by our corporate governance and compensation committee, be entitled to receive, currently or on a deferred basis, interest or dividends, or interest or dividend equivalents, with respect to the number of shares of our common stock covered by the award, and our corporate governance and compensation committee may provide that such amounts, if any, will be deemed to have been reinvested in additional shares of our common stock or otherwise reinvested.

EMPLOYMENT AGREEMENTS

     The employment agreement entered into by Mr. Peterson and AT&T, subsequently assumed by Lucent, in 1995 required Lucent to establish a special deferred compensation account in the amount of $190,000. In connection with the distribution, we will assume Lucent's obligations under Mr. Peterson's employment agreement. Interest is compounded as of the end of each calendar quarter for as long as any sums remain in the account, and the quarterly rate of interest applied at the end of any calendar quarter is one-quarter of the average 30-year Treasury note rate for the previous quarter. The amounts credited to the account vested in October 1999, and will be paid out following Mr. Peterson's termination of employment with us.

                         OWNERSHIP OF OUR COMMON STOCK

     All of the outstanding shares of our common stock are and will be prior to the distribution, held beneficially and of record by Lucent. The following tables set forth information concerning shares of our common stock projected to be beneficially owned immediately after the distribution date by:

     - each person or entity known by us to own more than five percent of the outstanding shares of our common stock;

     - each person who we currently know will be our director at the time of the distribution or upon consummation of the equity investment described below; and

     - all persons who we currently know will be our directors and executive officers at the time of the distribution or upon consummation of the equity investment described below as a group.

     Upon completion of the distribution, there is not expected to be any person that will own more than five percent of our outstanding common stock. However, as described more fully under "Related Transactions and Equity Investment," we have agreed to sell to Warburg, Pincus Equity Partners, L.P. and related investment funds an aggregate of 4,000,000 shares of our Series B convertible participating preferred stock and warrants to purchase shares of our common stock. Based on the formula set forth under "Description of Capital Stock -- Our Preferred Stock -- Series B Convertible Participating Preferred
Stock -- Conversion," these shares of Series B convertible participating preferred stock are expected to be initially convertible into approximately 5.0% of our fully diluted common stock. The warrants are expected to be exercisable for 3.6% of a total number of shares of common stock calculated pursuant to the formula set forth under "Description of Capital Stock -- Warrants". Subject to the satisfaction of a number of conditions, these shares of Series B convertible participating preferred stock and warrants will be issued, and this equity investment will be consummated, immediately after consummation of the distribution. By virtue of their ownership of these shares of Series B convertible participating preferred stock and these warrants, as of the date of this information statement, Warburg, Pincus Equity Partners, L.P. and the related investment funds may be deemed, individually or collectively, to beneficially own more than 5.0% of our common stock.

     The share amounts in the table below reflect the distribution ratio of one share of our common stock for every 12 shares of Lucent common stock currently held by the listed individuals. The percentage ownership of our common stock of each person named below immediately following the distribution will be approximately the same as the percentage ownership of such person or entity immediately prior to the distribution and is calculated based on the number of shares of Lucent common stock outstanding as of June 30, 2000. No individual director or officer identified above beneficially owns 1% or more of our outstanding common stock, nor do our directors and executive officers as a group. Unless otherwise indicated in the footnotes below, each person or entity has sole voting and investment power with respect to the shares of common stock set forth opposite such person's or entity's name. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of common stock and options, warrants and convertible securities that are currently exercisable or convertible within 60 days of September 1, 2000 into shares of our common stock are deemed to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

DIRECTORS AND EXECUTIVE OFFICERS AND FIVE PERCENT HOLDERS

                                                                   UNVESTED LUCENT STOCK
                                                                     OPTIONS AND SHARES     PERCENT OF SHARES
                                             OUR COMMON STOCK      HELD IN DEFERRED SHARE   BENEFICIALLY OWNED
NAME                                       BENEFICIALLY OWNED(1)        ACCOUNTS(2)         AFTER DISTRIBUTION
----                                       ---------------------   ----------------------   ------------------
Warburg, Pincus Equity Partners, L.P. 466
  Lexington Ave., 10th Fl. New York, NY
  10017-3147.............................       29,106,746(3)                  --              9.5%
Henry B. Schacht(4)......................              309                 12,664(5)             *
Donald K. Peterson.......................               --                  5,904(6)             *
Jeffrey A. Harris(7).....................               --                     --                *
Daniel C. Stanzione......................            2,181                     --                *
Franklin A. Thomas.......................               --                     --                *
Directors and executive officers as a
  group, including those named above (14
  persons)...............................            4,888              58,450(8)                *

---------------
 *  Indicates less than 1%.

(1) The amounts included in this column represent the shares of our common stock which will be beneficially owned by the listed individuals based on the distribution ratio of one share of our common stock to be received for every 12 shares of Lucent common stock held by such individual.

(2) Represents stock options, shares held in deferred share accounts and shares from Lucent's employee stock purchase plan that will be converted in amounts and on terms as described in "Relationship Between Lucent and Our Company After the Distribution -- Employee Benefits Agreement and Plans -- Lucent Stock Options and Restricted Stock Units."

(3) Estimated based upon the conversion of the Series B convertible participating preferred stock and the exercise of the warrants to be purchased by Warburg, Pincus Equity Partners, L.P. and related investment funds as of the distribution and using assumptions set forth in Note (B) to the Unaudited Pro Forma Condensed Financial Statements. The actual amount of shares of our common stock will not be known until 90 days after the distribution. The formula for determining the actual number of shares of our common stock into which the Series B convertible participating preferred stock may be converted is set forth under "Description of Capital
    Stock -- Our Preferred Stock -- Series B Convertible Participating Preferred Stock -- Conversion" and the formula for determining the actual number of shares of our common stock issuable on exercise of the warrants is set forth under "Description of Capital Stock -- Warrants."

(4) Mr. Schacht is a managing director and a senior advisor of E.M. Warburg, Pincus and Company, LLC, an affiliate of Warburg, Pincus Equity Partners, L.P. The table excludes the shares of our common stock in which Mr. Schacht has an indirect interest through Warburg, Pincus Equity Partners, L.P.'s beneficial ownership of our common stock. Mr. Schacht disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(5) Represents 12,664 shares held in a deferred share account.

(6) Represents 5,904 shares held in a deferred share account.

(7) Mr. Harris will be Warburg, Pincus Equity Partners, L.P.'s initial designee to our board of directors. Mr. Harris is the partner of Warburg, Pincus & Co., the general partner of Warburg, Pincus Equity Partners, L.P. The table excludes the shares of our common stock in which Mr. Harris has an indirect interest through Warburg, Pincus Equity Partners, L.P.'s beneficial ownership of our common stock. Mr. Harris disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(8) Includes 50,688 shares held in deferred share accounts and 7,762 shares from Lucent's employee stock purchase plan.

                          DESCRIPTION OF CAPITAL STOCK

     The following information reflects our certificate of incorporation and by-laws as these documents will be in effect at the time of the distribution.

OUR AUTHORIZED CAPITAL STOCK

     Immediately after the distribution, our authorized capital stock will consist of 200,000,000 shares of preferred stock, par value $1.00 per share, and 1,500,000,000 shares of common stock, par value $0.01 per share. Immediately following the distribution, approximately 278,292,661 shares of our common stock will be outstanding based upon the shares of Lucent common stock outstanding on June 30, 2000 and assuming no exercise of outstanding options. Thereafter, upon consummation of the equity investment of Warburg, Pincus Equity Partners, L.P. and related investment funds, these investors will own 4,000,000 shares of our Series B convertible participating preferred stock and warrants to purchase common stock. For a more detailed description of this equity investment, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Related Transactions and Equity Investment."

OUR COMMON STOCK

     The holders of our common stock will be entitled to one vote for each share on all matters voted on by shareowners, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by our board with respect to any series of preferred stock, the holders of such shares will possess all voting power. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of our preferred stock created by our board from time to time, the holders of common stock will be entitled to such dividends as may be declared from time to time by our board from funds available therefor, and upon liquidation will be entitled to receive pro rata all assets available for distribution to such holders. For a more complete discussion of our dividend policy, please see "Dividend Policy."

OUR PREFERRED STOCK

     Our certificate of incorporation authorizes our board of directors to establish one or more series of our preferred stock and to determine, with respect to any series of our preferred stock, the terms and rights of such series, including:

     - the designation of the series,

     - the number of shares of the series, which number our board may thereafter except where otherwise provided in the applicable certificate of designation, increase or decrease, but not below the number of shares thereof then outstanding,

     - whether dividends, if any, will be cumulative or noncumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative,

     - the rate of any dividends or method of determining such dividends payable to the holders of the shares of such series, any conditions upon which such dividends will be paid and the date or dates or the method for determining the date or dates upon which such dividends will be payable,

     - the redemption rights and price or prices, if any, for shares of the series,

     - the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series,

     - the amounts payable on and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs,

     - whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of us or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares will be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made,

     - restrictions on the issuance of shares of the same series or of any other class or series,

     - the voting rights, if any, of the holders of the shares of the series, and

     - any other relative rights, preferences and limitations of such series.

     We believe that the ability of our board of directors to issue one or more series of our preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of our preferred stock, as well as shares of our common stock, will be available for issuance without further action by our shareowners, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The New York Stock Exchange currently requires shareowner approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock, or in the amount of voting securities, outstanding of at least 20%. If the approval of our shareowners is not required for the issuance of shares of our preferred stock or our common stock, our board may determine not to seek shareowner approval.

     Although our board of directors has no intention at the present time of doing so, it could issue a series of our preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based on its judgment as to the best interests of us and our shareowners. Our board of directors, in so acting, could issue our preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our shareowners might believe to be in their best interests or in which shareowners might receive a premium for their stock over the then current market price of such stock.

     SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

     As of the distribution date, 7.5 million shares of our Series A junior participating preferred stock will be reserved for issuance upon exercise of rights under our rights agreement. For a more detailed discussion of our rights agreement and our Series A junior participating preferred stock, please see
"-- Rights Agreement."

     SERIES B CONVERTIBLE PARTICIPATING PREFERRED STOCK

     After the distribution, we expect that 4,000,000 shares of our Series B convertible participating preferred stock will be issued to Warburg, Pincus Equity Partners, L.P. and several related investment funds. The terms of the Series B convertible participating preferred stock are set forth in a certificate of designation and are described below.

     RANK. With respect to payments of dividends, redemption payments and rights upon our liquidation, dissolution or the winding up of our affairs, our Series B convertible participating preferred stock will rank senior to our common stock. In the future, we may authorize and issue preferred stock which ranks senior to, in parity with or junior to the Series B convertible participating preferred stock. We may only issue parity securities in excess of $400 million or senior securities with the consent of the holders of a majority of the outstanding shares of Series B convertible participating preferred stock.

     DIVIDENDS. The holders of our Series B convertible participating preferred shares are entitled to receive dividends when declared by our board of directors, out of funds legally available for the payment of dividends as described below.

     - For so long as the Series B convertible participating preferred stock is outstanding, holders of Series B convertible participating preferred stock will receive dividends equally and ratably with the holders of our common stock. Equal and ratable dividends are calculated on an as converted basis, meaning we assume for the purposes of the calculation that the shares of Series B convertible participating preferred stock were converted into shares of our common stock on the record date for the relevant common stock dividend.

     - During the fourth and fifth years after issuance, we will have the option to pay a quarterly cash dividend on each share of Series B convertible participating preferred stock at an annual rate of 3.25%, compounded quarterly, of the liquidation value of a share of Series B convertible participating preferred stock.

     - During the sixth through tenth years after issuance, we will have the option to pay a quarterly cash dividend on each share of Series B convertible participating preferred stock at an annual rate of 6.5%, compounded quarterly, of the liquidation preference of the Series B convertible participating preferred stock.

     - After the tenth anniversary of issuance, we will be required to pay a quarterly cash dividend on each share of Series B convertible participating preferred stock at an annual rate of 12%, compounded quarterly, of the liquidation preference of the Series B convertible participating preferred stock.

     LIQUIDATION PREFERENCE. The initial liquidation preference for each share of Series B convertible participating preferred stock will be $100. From the date on which these shares are issued, until the tenth anniversary of that date, the liquidation preference for each share will increase at an annual rate of 6.5%, compounded quarterly. The increase in the liquidation preference for any quarter will be reduced by the amount of any cash dividends we pay on the Series B convertible participating preferred stock, other than dividends paid on our common stock in which the Series B convertible participating preferred stock participate.

     Following a change-in-control of us during the first five years after the investment, other than a change-in-control transaction that is a business combination involving solely the issuance of common stock, some or all of the liquidation value of the Series B convertible participating preferred stock that would otherwise accrete through the fifth anniversary of the issue date, will be accelerated, subject to our ability to pay a portion of the accelerated accretion in cash in some instances.

     A change-in-control includes any of the following:

     - the acquisition of 50% or more of either our common stock or the combined voting power of our then outstanding securities entitled to vote in an election of our directors;

     - changes in the composition of a majority of our board of directors which are not supported by our current board of directors;

     - a reorganization, consolidation, or merger or the sale or other disposition of all or substantially all of our assets unless, following the transaction, the holders of our common stock and voting securities prior to the transaction own more than 50% of our common stock and voting securities resulting from the transaction, such holders maintain their proportionate ownership in us and no person or entity owns 50% or more of our then-outstanding shares of our common stock or voting securities resulting from this transaction; and

     - approval by our shareowners of a complete liquidation or dissolution of our company.

     REDEMPTION. At any time after the fifth anniversary of the issuance, we can force the holders of shares of Series B convertible participating preferred stock to convert their shares into common stock. If we give a notice of mandatory conversion, the holders of our shares of Series B convertible participating preferred stock have the right to require us to redeem their shares for cash, in whole or in part, at their option, at a cash redemption price equal to:

     - the liquidation value in effect on the redemption date; plus

     - except to the extent that a dividend has been declared for the applicable quarter, an amount equal to the unrecognized accretion and dividends accrued and unpaid on the Series B convertible participating preferred stock up to but not including the redemption date.

     For 60 days following the occurrence of a change-in-control transaction, the holders of our shares of Series B convertible participating preferred stock have the right to require us to redeem their shares for cash, in whole or in part, at their option, at a cash redemption price equal to:

     - 101% of the liquidation value, as increased pursuant to the provisions described under "Liquidation Preference", in effect on the redemption date; plus

     - except to the extent that a dividend has been declared for the applicable quarter, an amount equal to the unrecognized accretion and dividends accrued and unpaid on the Series B convertible participating preferred stock up to but not including the redemption date.

     CONVERSION. Holders of shares of Series B convertible participating preferred stock may convert their shares into shares of our common stock at any time. The number of shares of our common stock into which each share of Series B convertible participating preferred stock will be convertible is determined by dividing the amount of the liquidation preference at the time of the conversion of that share by the conversion price determined as described below.

     From and after the fifth anniversary of the date of issuance of the Series B convertible participating preferred stock, we will have the right to require the holders of Series B convertible participating preferred stock, at our option, to convert any or all of their shares, into shares of our common stock at the conversion price determined as described below.

     The initial conversion price is calculated as of 90 days after the issuance by dividing $7.6 billion by the number of fully diluted shares outstanding, calculated on a modified treasury stock basis. The number of fully diluted shares calculated on a modified treasury stock basis is equal to the sum of:

     - the number of shares of our common stock outstanding immediately after the distribution; and

     - all shares of common stock issuable upon exercise or conversion of all options and convertible securities issued and outstanding immediately following the distribution that are held by our employees, officers and directors and with respect to which the exercise price is less than or equal to the average trading price of our common stock over the last
       20 trading days during the period ending on the 90th day after the issue date; and

     - all shares and restricted shares of common stock and all shares of common stock issuable upon exercise or conversion of all options and convertible securities issued, sold or granted during the 90 days following the distribution to our employees, officers and directors and with respect to which the exercise price, or in the case of shares or restricted shares, the purchase price, is less than or equal to the average trading price of our common stock over the last 20 trading days during the period ending on the 90th day after the issue date.

     The number of shares of our common stock in respect of the options and other securities described in the previous two bullet points is adjusted to reflect the assumed application by us of the aggregate exercise, conversion or purchase price of all such options and securities to repurchase shares of our common stock at a price equal to the average trading price of our common stock over the last 20 trading days during the period ending on the 90th day after the issue date.

     The conversion price is subject to customary anti-dilution adjustments.

     VOTING RIGHTS. The holders of our shares of Series B convertible participating preferred stock:

     - will be entitled to vote with the holders of our common stock on all matters submitted for a vote of the holders of common stock, voting together with the holders of our common stock as one class; and

     - will be entitled to a number of votes equal to the number of votes to which the shares of common stock issuable upon conversion of shares of Series B convertible participating preferred stock would have been entitled if such shares of common stock had been outstanding at the time of the applicable vote and related record date.

     Generally the holders of our shares of Series B convertible participating preferred stock will be entitled to vote as a single class with respect to:

     - the amendment, alteration or repeal of any provision of our certificate of incorporation which adversely affects the preferences, rights or powers of the Series B convertible participating preferred stock; and

     - the authorization of any securities which would rank senior to the Series B convertible participating preferred stock or parity securities in excess of $400 million.

WARRANTS

     As part of their investment, the investors will acquire warrants to purchase our common stock. The warrants have an exercise price equal to 130% of the initial conversion price for the Series B convertible participating preferred stock. The warrants are exercisable for 3.6% of an agreed total number of shares of our common stock. The agreed total number of shares of our common stock will be determined as of the 90th day after the issuance of the warrants and is the sum, adjusted to reflect the expected dilution resulting from the issuance of shares of our common stock upon exercise of the warrants, of:

     - our outstanding common stock on the day the warrants are issued; and

     - the lesser of:

        - 17.65% of our outstanding common stock on the day the warrants are issued; and

        - the sum of:

           - all shares of common stock issuable upon exercise or conversion of all options and convertible securities issued or granted to our directors, officers or employees as of the day the warrants are issued which at such date had exercise or conversion prices at or below the exercise price of the warrants; and

           - all shares of restricted common stock and shares of common stock issuable upon exercise or conversion of all options and convertible securities issued, granted or sold to our directors, officers or employees during the 90 days following the issuance of the warrants with exercise or purchase prices at or below the exercise price of the warrants.

     Of these warrants, warrants exercisable for 2.0% of such total number of shares of common stock will have a four-year term and warrants exercisable for 1.6% of such total number of shares of common stock will have a five-year term. During a period commencing on a date that we expect will be no later than June 30, 2001, until the second anniversary of their issuance, if the market price of our common stock exceeds 200%, in the case of the four-year warrants, and 225%, in the case of the five-year warrants, of the exercise price of the warrants for 20 consecutive trading days, we can force the exercise of up to 50% of the four-year warrants and the five-year warrants, respectively. The warrants are exercisable immediately upon issuance and will have customary antidilution rights.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BY-LAWS

     BOARD OF DIRECTORS

     Our certificate of incorporation provides that, except as otherwise fixed by or pursuant to the provisions of a certificate of designations setting forth the rights of the holders of any class or series of our preferred stock, the number of our directors will be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the total number of directors which we would have if there were no vacancies, but shall not be less than three. Our directors, other than those who may be elected by the holders of our preferred stock, will be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, one class to be originally elected for a term expiring at the annual meeting of shareowners to be held in 2002, another class to be originally elected for a term expiring at the annual meeting of shareowners to be held in 2003 and another class to be originally elected for a term expiring at the annual meeting of shareowners to be held in 2004, with each director to hold office until his or her successor is duly elected and qualified. Commencing with the 2002 annual meeting of shareowners, directors elected to succeed directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of shareowners after their election, with each director to hold office until such person's successor is duly elected and qualified.

     Our certificate of incorporation provides that, except as otherwise provided for or fixed by or pursuant to a certificate of designations setting forth the rights of the holders of any class or series of our preferred stock, newly created directorships resulting from any increase in the number of directors and any vacancies on our board resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of our board, and not by the shareowners. Any director elected in accordance with the preceding sentence will hold office until the next annual meeting of shareowners at which time the director will stand for election for the remainder of the term and until such director's successor shall have been duly elected and qualified. No decrease in the number of directors constituting our board will shorten the term of any incumbent director. Subject to the rights of holders of our preferred stock, any director may be removed from office only for cause by the affirmative vote of the holders of at least a majority of the voting power of all voting stock then outstanding, voting together as a single class; provided, however, that any director or directors may be removed from office by the affirmative vote of the holders of at least 80% of the voting power of all our voting stock then outstanding, voting together as a single class.

     These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of our board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of our board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

     NO SHAREOWNER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS

     Our certificate of incorporation and by-laws provide that any action required or permitted to be taken by our shareowners must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any of our preferred stock, special meetings of our shareowners for any purpose or purposes may be called only by our board pursuant to a resolution stating the purpose or purposes thereof approved by a majority of the whole board or by our chairman of the board and, any power of shareowners to call a special meeting is specifically denied. No business other than that stated in the notice shall be transacted at any special meeting. These provisions may have the effect of delaying consideration of a shareowner proposal until the next annual meeting unless a special meeting is called by our board or the chairman of the board.

     ADVANCE NOTICE PROCEDURES

     Our by-laws establish an advance notice procedure for shareowners to make nominations of candidates for election as directors or to bring other business before an annual meeting of our shareowners. Our shareowner notice procedure provides that only persons who are nominated by, or at the direction of, our chairman of the board, or by a shareowner who has given timely written notice to our secretary prior to the meeting at which directors are to be elected, will be eligible for election as our directors. Our shareowner notice procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, our chairman of the board or our board, or by a shareowner who has given timely written notice to our secretary of such shareowner's intention to bring such business before such meeting. Under our shareowner notice procedure, for notice of shareowner nominations to be made at an annual meeting to be timely, such notice must be received by our secretary not later than the close of business on the 45th calendar day nor earlier than the close of business on the 75th calendar day prior to the first anniversary of the preceding year's annual meeting, except that, in the event that the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the shareowner to be timely must be so delivered not earlier than the close of business on the 75th calendar day prior to such annual meeting and not later than the close of business on the later of the 45th calendar day prior to such annual meeting or the 10th calendar day following the day on which public announcement of a meeting date is first made by us.

     Notwithstanding the foregoing, in the event that the number of directors to be elected to our board is increased and there is no public announcement by us naming all of the nominees for director or specifying the size of our increased board at least 55 calendar days prior to the first anniversary of the preceding year's annual meeting, a shareowner's notice also will be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered not later than the close of business on the 10th calendar day following the day on which such public announcement is first made by us. Under our shareowner notice procedure, for notice of a shareowner nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by us not earlier than the close of business on the 75th calendar day prior to such special meeting and not later than the close of business on the later of the 45th calendar day prior to such special meeting or the 10th calendar day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by our board to be elected at such meeting.

     In addition, under our shareowner notice procedure, a shareowner's notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain the information required by our certificate of incorporation. If the chairman of a meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with our shareowner notice procedure, such individual will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

     AMENDMENT

     Our certificate of incorporation provides that the affirmative vote of the holders of at least 80% of our voting stock then outstanding, voting together as a single class, is required to amend provisions of the certificate relating to the number, election and term of our directors; the nomination of director candidates and the proposal of business by shareowners; the filling of vacancies; and the removal of directors. Our certificate further provides that the related by-laws described above, including the shareowner notice procedure, may be amended only by our board or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of voting stock, voting together as a single class.

RIGHTS AGREEMENT

     Our board of directors currently expects to adopt a rights agreement, with The Bank of New York as rights agent, on or prior to the distribution date. The Rights Agreement will be filed as an exhibit to the registration statement. For information on how to receive the Rights Agreement, please see "Available Information."

     ANTI-TAKEOVER EFFECTS

     The rights are intended to have anti-takeover effects. If the rights become exercisable, the rights will cause substantial dilution to a person or group that attempts to acquire or merge with us in most cases. Accordingly, the existence of the rights may deter a potential acquiror from making a takeover proposal or tender offer. The rights should not interfere with any merger or other business combination approved by our board of directors since we may redeem the rights as described below and since a transaction approved by our board of directors would not cause the rights to become exercisable.

     EXERCISABILITY OF RIGHTS

     Under the rights agreement, one right attaches to each share of our common stock outstanding and, when exercisable, entitles the registered holder to purchase from us one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share, at an initial purchase price of $125, subject to the customary antidilution adjustments. For a description of the terms of our Series A Preferred Stock, see "-- Series A Junior Participating Preferred Stock".

     The rights will not become exercisable until the earliest of:

     - 10 business days following a public announcement that a person or group has become the beneficial owner of securities representing 10% or more of our common shares then outstanding

     - 10 business days after we first determine that a person or group has become the beneficial owner of securities representing 10% or more of our common shares then outstanding or

     - such date, if any, as may be designated by the Board of Directors following the commencement of, or the announcement of an intention to commence, a tender offer or exchange offer that would result in a person or group becoming the beneficial owner of securities representing 10% or more of our common shares then outstanding (or such later date as our board of directors may determine, but in no event later than the date that any person or group actually becomes such an owner).

     Additionally, at any time a person or a group has become the beneficial owner of securities representing 10% or more of our common shares then outstanding and we have registered the securities subject to the rights under the Securities Act, the flip-in or flip-over features of the rights or, at the discretion of our board of directors, the exchange features of the rights, may be exercised by any holder, except for such person or group.

     Our sale to Warburg, Pincus Equity Partners, L.P. and related investment funds of 4,000,000 shares of Series B convertible participating preferred stock and warrants to purchase our common stock will not trigger the exercisability of the rights under our rights agreement. These investors shall not be deemed to be the beneficial owners of any shares of common stock:

     - that these investors acquire or can acquire by converting their shares of Series B convertible participating preferred stock into shares of our common stock;

     - that these investors acquire or can acquire by exercising their warrants to purchase shares of our common stock;

     - that these investors acquire, directly or indirectly, by exercising their preemptive rights granted in connection with their investment; or

     - as a result of their ownership of the Series B convertible participating preferred stock or warrants acquired pursuant to their initial investment.

     The various features of our rights agreement are described below.

     "FLIP IN" FEATURE

     In the event a person or group becomes the beneficial owner of securities representing 10% or more of our common shares then outstanding, each holder of a right, except for such person or group, will have the right to acquire, upon exercise of the right, instead of one one-thousandth of a share of our Series A Preferred Stock, shares of our common stock having a value equal to twice the exercise price of the right. For example, if we assume that the initial purchase price of $125 is in effect on the date that the flip-in feature of the right is exercised, any holder of a right, except for the person or group that has become the beneficial owner of securities representing 10% or more of our common shares then outstanding, can exercise his or her right by paying us $125 in order to receive from us shares of common stock having a value equal to $250.

     "EXCHANGE" FEATURE

     At any time after a person or group becomes the beneficial owner of securities representing 10% or more, but less than 50%, of our common shares then outstanding, our board of directors may, at its option, exchange all or some of the rights, except for those held by such person or group, for our common stock at an exchange ratio of one share of common stock per right, subject to adjustment, and cash instead of fractional shares, if any. Use of this exchange feature means that eligible rights holders would not have to pay a purchase price before receiving shares of our common stock.

     "FLIP OVER" FEATURE

     In the event we are acquired in a merger or other business combination transaction or 50% or more of our assets or our earning power and our subsidiaries, taken as a whole, are sold, each holder of a right, except for a person or group that is the beneficial owner of securities representing 10% or more of, will have the right to receive, upon exercise of the right, the number of shares of the acquiring company's capital stock with the greatest voting power having a value equal to twice the exercise price of the right.

     REDEMPTION OF RIGHTS

     At any time before the earlier to occur of:

     - public disclosure that a person or group has become the beneficial owner of securities representing 10% or more of our common shares then outstanding or

     - our determination that a person or group has become the beneficial owner of securities representing 10% or more of our common shares then outstanding our board of directors may redeem all of the rights at a redemption price of $0.01 per right, subject to adjustment. The right to exercise the rights, as described under "-- Exercisability of Rights", will terminate upon redemption, and at such time, the holders of the rights will have the right to receive only the redemption price for each right held.

     AMENDMENT OF RIGHTS

     At any time before a person or group becomes the beneficial owner of securities representing 10% or more of our common shares then outstanding, the terms of the existing rights agreement may be amended by our board of directors without the consent of the holders of the rights.

     However, if at any time after a person or group beneficially owns securities representing 10% or more, or such lower percentage as may be amended in the existing rights agreement, of our common shares then outstanding, our board of directors may not adopt amendments to the existing rights agreement that adversely affect the interests of holders of the rights. Furthermore, once the rights are no longer redeemable, our board of directors may not adopt any amendment that would lengthen the time period during which the rights are redeemable.

     TERMINATION OF RIGHTS

     If not previously exercised, the rights will expire 10 years from the date that the rights agreement commences, unless we earlier redeem or exchange the rights or extend the final expiration date.

     SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

     In connection with the creation of the rights, as described above, our board of directors has authorized the issuance of 7.5 million shares of Preferred Stock as Series A Junior Participating.

     We have designed the dividend, liquidation, voting and redemption features of our Series A Preferred Stock so that the value of one one-thousandth of a share of our Series A Preferred Stock approximates the value of one share of our common stock. Shares of our Series A Preferred Stock may only be purchased after the rights have become exercisable, and each share of the Series A Preferred
Stock:

     - is nonredeemable and junior to all other series of preferred stock, unless otherwise provided in the terms of those series of preferred stock

     - will have a preferential dividend in an amount equal to the greater of $1.00 or 1,000 times any dividend declared on each share of common stock

     - in the event of liquidation, will entitle its holder to receive a preferred liquidation payment equal to 1,000 times the payment made per share of common stock

     - will have 1,000 votes, voting together with the common stock and any other capital stock with general voting rights and

     - in the event of any merger, consolidation or other transaction in which shares of common stock are converted or exchanged, will be entitled to receive 1,000 times the amount and type of consideration received per share of common stock.

     The rights of our Series A Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

DELAWARE BUSINESS COMBINATION STATUTE

     Section 203 of the Delaware General Corporation Law provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless:

     - prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareowner becoming an interested stockholder;

     - upon consummation of the transaction which resulted in the shareowner becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

     - on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least
       66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as otherwise set forth in Section 203, an interested stockholder is defined to stockholder include:

        - any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and

        - the affiliates and associates of any such person.

     Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203. However, for a period of three years following the distribution date, Lucent and its affiliates are excluded from the definition of interested stockholder pursuant to the terms of Section 203. The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions which our shareowners may otherwise deem to be in their best interests.

TRANSFER AGENT AND REGISTRAR

     The Bank of New York will be the transfer agent and registrar for our common stock.

                   RELATED TRANSACTIONS AND EQUITY INVESTMENT

     EQUITY INVESTMENT

     Warburg, Pincus Equity Partners, L.P. and related investment funds, which we refer to collectively as the investors, have agreed to purchase 4,000,000 shares of our Series B convertible participating preferred stock and warrants to purchase our common stock for an aggregate purchase price of $400 million. Based on the formula set forth under "Description of Capital Stock -- Our Preferred Stock -- Series B Convertible Participating Preferred Stock -- Conversion", the Series B convertible participating preferred stock is expected to be initially convertible into approximately 5.0% of our fully diluted common stock, calculated using a modified treasury stock method as of the 90th day after issuance. The warrants have an exercise price equal to 130% of the conversion price for the Series B convertible participating preferred stock. The warrants are exercisable for 3.6% of a total number of shares of common stock to be calculated pursuant to the formula set forth under "Description of Capital
Stock -- Warrants" as of the 90th day after issuance. Of these warrants, warrants exercisable for 2.0% of such total number of shares of common stock will have a four-year term and warrants exercisable for 1.6% of such total number of shares of common stock will have a five-year term. During a period commencing on a date that we expect will be no later than June 30, 2001, until the second anniversary of their issuance, if the market price of our common stock exceeds 200%, in the case of the four-year warrants, and 225%, in the case of the five-year warrants, of the exercise price of the warrants for 20 consecutive trading days, we can force the exercise of up to 50% of the warrants. The warrants are exercisable immediately upon issuance. The Series B convertible participating preferred stock and the warrants will have customary antidilution rights.

     The shares of Series B convertible participating preferred stock will have an aggregate initial liquidation value of $400 million and will accrete for the first ten years at an annual rate of 6.5%, compounded quarterly. After the third anniversary of the issue date, 50% of the amount accreted for the year may be paid in cash as a dividend, at our option, on a quarterly basis. From the fifth anniversary of the issue date through the tenth anniversary, we may elect to pay 100% of the amount accreted for the year as a cash dividend on a quarterly basis. Following the tenth anniversary of the issue date, we will pay quarterly cash dividends at an annual rate of 12% of the then applicable liquidation value of the Series B convertible participating preferred stock, compounded quarterly. The Series B convertible participating preferred shares also will participate, on an as-converted basis, in dividends paid on our common stock.

     REDEMPTION. At any time after the fifth anniversary of their issuance, we may force conversion of the shares of Series B convertible participating preferred stock. If we give notice of a forced conversion, the investors will be able to require us to redeem the Series B convertible participating preferred shares at 100% of the then current liquidation value, plus accrued and unpaid dividends. Following a change-in-control of us during the first five years after the investment, other than a change of control transaction that is solely a business combination involving the issuance of common stock, some or all of the liquidation value of the Series B convertible participating preferred stock that would otherwise accrete through the fifth anniversary of the issue date will be accelerated, subject to our ability to pay a portion of the accelerated accretion in cash in some instances. In addition, for 60 days following the occurrence of any change-in-control of us during the first five years after the investment, the investors will be able to require us to redeem the Series B convertible participating preferred stock at 101% of the liquidation value, including any accelerated accretion of the liquidation value, plus accrued and unpaid dividends.

     VOTING RIGHTS AND BOARD SEAT. The shares of Series B convertible participating preferred stock will be entitled to vote, on an as-converted basis, with our common stock on any matters submitted to holders of our common stock. The shares of Series B convertible participating preferred stock also have limited rights to vote as a separate class. So long as the investors and their permitted transferees maintain ownership of a combination of shares of Series B convertible participating preferred stock and common stock that, in the aggregate, on an as-converted basis, represents at least 50% of the shares of our common stock initially issuable on conversion of all the shares of Series B convertible participating preferred stock purchased, they will be permitted to designate for election one individual to our board of directors, and our board of directors will use reasonable efforts to cause such person to be elected. Permitted transferees are defined as investment funds affiliated with Warburg, Pincus Equity Partners, L.P. While this ownership level is maintained, the investors and their permitted transferees also will be permitted to designate one observer to attend meetings of our board of directors.

     PREEMPTIVE RIGHTS. As long as the investors maintain the minimum ownership interest necessary to designate a director for election to our board of directors, they will be entitled to preemptive rights to purchase a percentage of any new shares of common stock and common stock equivalents sold by us for cash in capital-raising transactions.

     OTHER MATTERS. The investors also have agreed to limited transfer restrictions for the securities acquired and a set of restrictions for a period of five years that prohibits them from acquiring additional shares of our common stock in an amount that, when taken together with the number of shares of our common stock beneficially owned by the investors and their controlled affiliates (excluding any shares issuable with respect to any then unexercised warrants) and the number of shares of our common stock issuable upon conversion of the shares of Series B convertible participating preferred stock beneficially owned by the investors and their controlled affiliates (assuming the liquidation value of such shares of Series B convertible participating preferred stock had accreted until the fifth anniversary of their date of issuance), would not exceed 9.9% of our then outstanding common stock and prohibits them from taking actions that could result in a change-in-control of our company. We have agreed to file a shelf registration statement for the registered sale of the Series B convertible participating preferred shares, the warrants and the shares of our common stock issuable in respect of the Series B convertible participating preferred shares and the warrants.

     CONDITIONS TO THE INVESTMENT. This investment is subject to the satisfaction of several conditions, including the following:

        - the consummation of the distribution;

        - the reasonable satisfaction of Warburg, Pincus Equity Partners, L.P. that our consolidated indebtedness at the time of the distribution will not exceed the sum of (1) $700 million, (2) an amount equal to the aggregate restructuring and separation costs and expenses for us incurred by Lucent, to the extent such costs and expenses exceed
          $50 million, all calculated on a pre-tax basis, and (3) increases in working capital received by us from Lucent in excess of our current business plan;

        - no termination of, or material reduction in the responsibilities of, the executive officers named in this information statement; and

        - receipt of all necessary governmental approvals.

     TERMINATION RIGHTS. The agreement between us and the investors generally may be terminated as follows:

        - if the equity investment has not been consummated by November 15, 2000;

        - if a governmental authority prohibits the contribution by Lucent of assets to us, the distribution or the equity investment;

        - if the material agreements between Lucent and us are materially modified in an adverse manner;

        - if there is any amendment to the employee benefits agreement that would result in a material decrease in the amount of net pension assets being transferred to us;

        - if the initial conditions to the equity investment, including representations and warranties being true and correct, are not satisfied on or prior to the third business day after the effective date of the registration statement of which this information statement forms a part; or

        - if the distribution is not consummated on or prior to the second business day after the investors fund into escrow the amount of their investment.

     OTHER RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     Henry Schacht, who will be the chairman of our board of directors following the distribution, is a managing director and senior advisor of E.M. Warburg, Pincus and Company, LLC. E.M. Warburg, Pincus and Company, LLC is an affiliate of Warburg, Pincus Equity Partners, L.P., the party making the equity investment in us, as described above.

     During fiscal year 2000, a privately held business, of which Mr. Schacht holds 80% of the equity interest and of which his son is the controlling shareholder, purchased and paid for call center equipment and consulting services from us for a total of approximately $800,000. This business continues to purchase routine services from us on a time and materials basis.

     Some of our directors and executive officers own substantial amounts of Lucent common stock and vested Lucent options. Ownership of Lucent common stock and Lucent options by our directors and officers after our separation from Lucent could create, or appear to create, potential conflicts of interest when faced with decisions that could have disparate implications for Lucent and us.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales, or the availability for sale, of substantial amounts of our common stock in the public market could adversely affect our common stock's prevailing market price. Upon completion of the distribution, we will have outstanding an aggregate of 278,292,661 shares of our common stock, based upon the shares of Lucent common stock outstanding as of June 30, 2000 and assuming no exercise of outstanding options. All of the shares will be freely tradeable without restriction or further registration under the Securities Act, unless the shares are owned by our "affiliates" as that term is defined in Rule 405 under the Securities Act. Shares held by "affiliates" may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 which is summarized below. Further, as described below, we plan to file a registration statement to cover the shares issued under our option plans.

RULE 144

     In general, under Rule 144 as currently in effect, beginning December 21, 2000, an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of our common stock then outstanding, which will equal approximately 2,789,230 shares of common stock immediately after the distribution; or

     - the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice of Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

EMPLOYEE STOCK OPTIONS

     As of August 4, 2000 unvested options to purchase approximately 33,300,000 shares of Lucent common stock were outstanding and held by Lucent employees as of the distribution. It is estimated that as a result of the distribution these options would represent options to purchase approximately 56,000,000 of our shares of common stock, or approximately 20.1% of our outstanding common stock; however, the actual number will not be determined until after the distribution. From time to time, we will issue additional options to our employees under our existing plans and under new plans we may adopt. Also as of August 4, 2000, approximately 500,000 restricted stock units were held by Lucent employees who are expected to become our employees as of the distribution, and it is estimated that these restricted stock units will convert into approximately 840,000 restricted stock units of our company. As soon as practicable after the effective date of the registration statement of which this information statement is a part, we intend to file registration statements on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under our stock option plans. The registration statements are expected to automatically become effective upon filing. Accordingly, shares registered under these registration statements will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market shortly after the distribution.

                                INDEMNIFICATION
                           OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

     Our certificate of incorporation provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of us or, while a director or officer of us, is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is the alleged action of such person in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by us to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended, against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. Our certificate of incorporation also provides that we shall pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the Delaware General Corporation Law. Such rights are not exclusive of any other right which any person may have or thereafter acquire under any statute, provision of the certificate, by-law, agreement, vote of shareowners or disinterested directors or otherwise. No repeal or modification of such provision will in any way diminish or adversely affect the rights of any director, officer, employee or agent of us thereunder in respect of any occurrence or matter arising prior to any such repeal or modification. Our certificate of incorporation also specifically authorizes us to maintain insurance and to grant similar indemnification rights to our employees or agents.

     The Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

     - any breach of the director's duty of loyalty to the corporation or its stockholders,

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

     - payments of unlawful dividends or unlawful stock repurchases or redemptions, or

     - any transaction from which the director derived an improper personal benefit.

     Our certificate of incorporation provides that none of our directors will be personally liable to us or our shareowners for monetary damages for breach of fiduciary duty as a director, except, if required by the Delaware General Corporation Law as amended from time to time, for liability

     - for any breach of the director's duty of loyalty to us or our shareowners,

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

     - under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions, or

     - for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of such provision will eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise prior to such amendment or repeal.

     The Contribution and Distribution Agreement by and among us and Lucent dated as of September 30, 2000, provides for indemnification by us of Lucent and its directors, officers and employees for some liabilities, including liabilities under the Securities Act.

                             AVAILABLE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement under the Exchange Act of 1934, as amended, with respect to the shares of our common stock and the associated rights being issued in the distribution. This information statement does not contain all of the information set forth in the registration statement and the exhibits thereto, to which reference is hereby made. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, reference is made to such exhibit for a more complete description of the matter involved. The registration statement and the exhibits thereto filed by us with the Securities and Exchange Commission may be inspected at the public reference facilities of the Securities and Exchange Commission listed below.

     After the distribution, we will be subject to the informational requirements of the Exchange Act, and in accordance therewith will file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at its principal offices at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information may be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

     We intend to furnish holders of our common stock with annual reports containing combined financial statements audited by independent accountants, beginning with the fiscal year ending September 30, 2001.

     No person is authorized to give any information or to make any representations other than those contained in this information statement, and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this information statement nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth herein or in our affairs since the date hereof.

                     INDEX TO COMBINED FINANCIAL STATEMENTS

Combined Financial Statements:
  Report of Independent Accountants.........................  F-2
  Combined Statements of Income for the three fiscal years
     ended September 30, 1999 and the nine months ended June
     30, 2000 and 1999 (unaudited)..........................  F-3
  Combined Balance Sheets as of September 30, 1998 and 1999
     and June 30, 2000 (unaudited)..........................  F-4
  Combined Statements of Changes in Invested Equity for the
     three fiscal years ended September 30, 1999 and the
     nine months ended June 30, 2000 and 1999 (unaudited)...  F-5
  Combined Statements of Cash Flows for the three fiscal
     years ended September 30, 1999 and the nine months
     ended June 30, 2000 and 1999 (unaudited)...............  F-6
  Notes to Combined Financial Statements....................  F-7
  Financial Statement Schedule:
     Schedule II -- Valuation and Qualifying Accounts for
      the three fiscal years ended September 30, 1999.......  S-1

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareowner of Avaya Inc.:

     In our opinion, the combined financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Avaya Inc. and its subsidiaries (formerly Lucent EN Corp.), (the "Company") at September 30, 1999 and 1998, and the combined results of their operations and their combined cash flows for each of the three years in the period ended September 30, 1999, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The Company is a fully integrated business of Lucent Technologies Inc. ("Lucent"); consequently, as indicated in Note 1, these combined financial statements have been derived from the consolidated financial statements and accounting records of Lucent, and reflect significant assumptions and allocations. Moreover, as indicated in Note 1, the Company relies on Lucent and its other businesses for administrative, management and other services. Accordingly, these combined financial statements do not necessarily reflect the financial position, results of operations, changes in invested equity and cash flows of the Company had it been a separate stand-alone entity, independent of Lucent.

     As discussed in Note 8 to the combined financial statements, the Company changed its method for calculating annual pension and postretirement benefit costs in 1999.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
New York, New York
June 15, 2000

                          AVAYA INC. AND SUBSIDIARIES

                         COMBINED STATEMENTS OF INCOME
                             (DOLLARS IN MILLIONS)

                                                NINE MONTHS ENDED             YEAR ENDED
                                                     JUNE 30,               SEPTEMBER 30,
                                                ------------------    --------------------------
                                                 2000       1999       1999      1998      1997
                                                -------    -------    ------    ------    ------
                                                   (UNAUDITED)
REVENUE
  Products....................................  $4,212     $4,474     $6,368    $6,004    $4,890
  Services....................................   1,452      1,396      1,900     1,750     1,523
                                                ------     ------     ------    ------    ------
                                                 5,664      5,870      8,268     7,754     6,413
                                                ------     ------     ------    ------    ------
COSTS
  Products....................................   2,418      2,516      3,579     3,253     2,567
  Services....................................     734        734        985       854       718
                                                ------     ------     ------    ------    ------
                                                 3,152      3,250      4,564     4,107     3,285
                                                ------     ------     ------    ------    ------
GROSS MARGIN..................................   2,512      2,620      3,704     3,647     3,128
                                                ------     ------     ------    ------    ------
OPERATING EXPENSES
  Selling, general and administrative.........   1,880      2,088      2,795     2,609     2,186
  Research and development....................     350        397        540       423       346
  Purchased in-process research and
     development..............................      --         --         --       306       472
                                                ------     ------     ------    ------    ------
TOTAL OPERATING EXPENSES......................   2,230      2,485      3,335     3,338     3,004
                                                ------     ------     ------    ------    ------
OPERATING INCOME (LOSS).......................     282        135        369       309       124
Other income -- net...........................      54         26         28        25        17
Interest expense..............................      59         66         90        94        59
                                                ------     ------     ------    ------    ------
INCOME (LOSS) BEFORE INCOME TAXES.............     277         95        307       240        82
Provision (benefit) for income taxes..........     109         38        121       197       230
                                                ------     ------     ------    ------    ------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
  ACCOUNTING CHANGE...........................     168         57        186        43      (148)
Cumulative effect of accounting change (net of
  income taxes of $62 for the nine months
  ended June 30, 1999 and for the year ended
  September 30, 1999).........................      --         96         96        --        --
                                                ------     ------     ------    ------    ------
NET INCOME (LOSS).............................  $  168     $  153     $  282    $   43    $ (148)
                                                ======     ======     ======    ======    ======

                  See Notes to Combined Financial Statements.

                          AVAYA INC. AND SUBSIDIARIES

                            COMBINED BALANCE SHEETS
                             (DOLLARS IN MILLIONS)

                                                                              SEPTEMBER 30,
                                                               JUNE 30,      ----------------
                                                                 2000         1999      1998
                                                               --------      ------    ------
                                                              (UNAUDITED)
ASSETS
Current Assets:
Cash and cash equivalents...................................    $  217       $  194    $  107
Receivables less allowances of $72 in 2000, $58 in 1999 and
  $82 in 1998...............................................     1,588        1,765     1,783
Inventories.................................................       736          824       907
Deferred income taxes -- net................................        96          137       197
Other current assets........................................       126          123        71
                                                                ------       ------    ------
TOTAL CURRENT ASSETS........................................     2,763        3,043     3,065
Property, plant and equipment -- net........................       727          676       613
Deferred income taxes -- net................................       213          171        99
Capitalized software development costs -- net...............        41           34        17
Goodwill -- net.............................................       226          261       344
Other assets................................................       106           54        39
                                                                ------       ------    ------
TOTAL ASSETS................................................    $4,076       $4,239    $4,177
                                                                ======       ======    ======
LIABILITIES AND INVESTED EQUITY
Current Liabilities:
Accounts payable............................................    $  383       $  364    $  411
Payroll and benefit liabilities.............................       498          663       652
Advance billings and deposits...............................       197          198       140
Other current liabilities...................................       455          372       337
                                                                ------       ------    ------
TOTAL CURRENT LIABILITIES...................................     1,533        1,597     1,540
Benefit obligations.........................................       270          354       367
Deferred revenue............................................        95           88        76
Other liabilities...........................................       382          383       399
                                                                ------       ------    ------
TOTAL LIABILITIES...........................................     2,280        2,422     2,382
                                                                ------       ------    ------
Commitments and contingencies
INVESTED EQUITY
Owner's net investment......................................     1,844        1,871     1,854
Accumulated other comprehensive income (loss)...............       (48)         (54)      (59)
                                                                ------       ------    ------
TOTAL INVESTED EQUITY.......................................     1,796        1,817     1,795
                                                                ------       ------    ------
TOTAL LIABILITIES AND INVESTED EQUITY.......................    $4,076       $4,239    $4,177
                                                                ======       ======    ======

                  See Notes to Combined Financial Statements.

                          AVAYA INC. AND SUBSIDIARIES

                             COMBINED STATEMENTS OF
                           CHANGES IN INVESTED EQUITY
                             (DOLLARS IN MILLIONS)

                                                NINE MONTHS ENDED             YEAR ENDED
                                                     JUNE 30,               SEPTEMBER 30,
                                                ------------------    --------------------------
                                                 2000       1999       1999      1998      1997
                                                -------    -------    ------    ------    ------
                                                   (UNAUDITED)
OWNER'S NET INVESTMENT
Beginning balance.............................  $1,871     $1,854     $1,854    $1,290    $  620
Net income (loss).............................     168        153        282        43      (148)
Transfer to Lucent............................  (5,914)    (5,852)    (8,488)   (7,313)   (6,147)
Transfer from Lucent..........................   5,719      6,040      8,223     7,834     6,965
                                                ------     ------     ------    ------    ------
Ending balance................................  $1,844     $2,195     $1,871    $1,854    $1,290
                                                ======     ======     ======    ======    ======
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
Beginning balance.............................  $  (54)    $  (59)    $  (59)   $  (30)   $   (4)
Foreign currency translations.................       6         (7)         5       (29)      (26)
                                                ------     ------     ------    ------    ------
Ending balance................................     (48)       (66)       (54)      (59)      (30)
                                                ------     ------     ------    ------    ------
TOTAL INVESTED EQUITY.........................  $1,796     $2,129     $1,817    $1,795    $1,260
                                                ======     ======     ======    ======    ======
TOTAL COMPREHENSIVE INCOME (LOSS):
Net income (loss).............................  $  168     $  153     $  282    $   43    $ (148)
Other comprehensive income (loss).............       6         (7)         5       (29)      (26)
                                                ------     ------     ------    ------    ------
Total comprehensive income (loss).............  $  174     $  146     $  287    $   14    $ (174)
                                                ======     ======     ======    ======    ======

                  See Notes to Combined Financial Statements.

                          AVAYA INC. AND SUBSIDIARIES

                       COMBINED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN MILLIONS)

                                                  NINE MONTHS
                                                     ENDED                YEAR ENDED
                                                    JUNE 30,             SEPTEMBER 30,
                                                 --------------    -------------------------
                                                 2000     1999     1999     1998      1997
                                                 -----    -----    -----    -----    -------
                                                  (UNAUDITED)
OPERATING ACTIVITIES:
Net income (loss)..............................  $ 168    $ 153    $ 282    $  43    $  (148)
Adjustments to reconcile net income (loss) to
  net cash provided by (used in) operating
  activities, net of effects from acquisitions
  of businesses:
     Cumulative effect of accounting change....     --      (96)     (96)      --         --
     Business restructuring reversal...........     --      (10)     (33)     (23)        --
     Asset impairment and other charges........     --       26       26       --         --
     Depreciation and amortization.............    160      159      212      193        158
     Provision for uncollectibles..............     43       16       25       33         25
     Deferred income taxes.....................     (5)      (2)      (7)     (84)        15
     Purchased in-process research and
       development.............................     --       --       --      306        472
     (Increase) decrease in
       receivables -- net......................    144     (174)       5     (424)      (270)
     (Increase) decrease in inventories........     83      (42)      81     (204)       (35)
     Increase(decrease) in accounts payable....     19      (58)     (47)     142         (2)
     Changes in other operating assets and
       liabilities.............................   (225)     (92)       7      155        144
     Other adjustments for non-cash
       items -- net............................    (40)     (16)     (24)      (8)        --
                                                 -----    -----    -----    -----    -------
NET CASH PROVIDED BY (USED IN) OPERATING
  ACTIVITIES...................................    347     (136)     431      129        359
                                                 -----    -----    -----    -----    -------
INVESTING ACTIVITIES:
Capital expenditures...........................   (204)    (139)    (202)    (197)      (187)
Proceeds from the sale or disposal of property,
  plant and equipment..........................      9        9       17       13         --
Dispositions of businesses.....................     64       29       29       --         --
Acquisitions of businesses -- net of cash
  acquired.....................................     --       --       --     (248)      (834)
Cash from mergers..............................     --       --       60       --         --
Other investing activities -- net..............     (3)     (13)      10      (27)       (35)
                                                 -----    -----    -----    -----    -------
NET CASH USED IN INVESTING ACTIVITIES..........   (134)    (114)     (86)    (459)    (1,056)
                                                 -----    -----    -----    -----    -------
FINANCING ACTIVITIES:
Transfers (to) from Lucent.....................   (184)     290     (253)     311        818
Increase (decrease) in short-term borrowings...     (1)      (5)      (4)     (37)         6
Other..........................................     (5)       3       --       (9)         9
                                                 -----    -----    -----    -----    -------
NET CASH (USED IN) PROVIDED BY FINANCING
  ACTIVITIES...................................   (190)     288     (257)     265        833
                                                 -----    -----    -----    -----    -------
Effect of exchange rate changes on cash and
  cash equivalents.............................     --       (2)      (1)       6          3
Net increase (decrease) in cash and cash
  equivalents..................................     23       36       87      (59)       139
Cash and cash equivalents at beginning of
  year.........................................    194      107      107      166         27
                                                 -----    -----    -----    -----    -------
Cash and cash equivalents at end of year.......  $ 217    $ 143    $ 194    $ 107    $   166
                                                 =====    =====    =====    =====    =======

                  See Notes to Combined Financial Statements.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                             (DOLLARS IN MILLIONS)

1. BACKGROUND AND BASIS OF PRESENTATION

  Background

     Lucent Technologies Inc. ("Lucent") announced its intention to spin-off its enterprise communications businesses to its shareowners. Avaya Inc. (formerly Lucent EN Corp.), (the "Company"), which will own these businesses, will provide communication systems and software for enterprises, including businesses, government agencies and other organizations. The Company offers a broad range of voice, converged voice and data, customer relationship management, messaging, Internet-based network and structured cabling products and services.

     The combined financial statements include the Company and its subsidiaries as well as certain assets, liabilities, and related operations not currently owned by the Company which will be transferred to the Company (the "Contribution") from Lucent. The combined financial statements include the historical operations to be transferred to the Company by Lucent (the "Company's Businesses"). Because no direct ownership relationship existed among all the various units comprising the Company, Lucent's and its subsidiaries' net investment in the Company is shown in lieu of stockholders equity in the combined financial statements.

     On February 16, 2000, the Company was incorporated in Delaware as a wholly owned subsidiary of Lucent. On this date, 1,000 shares of the Company's common stock, par value $0.01 per share, were issued authorized and outstanding. The Contribution is expected to be substantially complete by September 30, 2000 and will result in a recapitalization of the Company.

     Lucent has announced its intention to distribute to its shareowners by September 30, 2000, subject to certain conditions, all of its interest in the Company (the "Distribution"). On the date of Distribution, Lucent will distribute the stock of the Company to shareowners of Lucent based on a distribution ratio which will be determined prior to the Distribution. At the Distribution, the Company's authorized capital stock will consist of 200 million shares of preferred stock, par value $1.00 per share, and 1.5 billion shares of common stock, par value $0.01 per share.

  Rights Agreement

     The Company expects to adopt a rights agreement on or prior to the Distribution date. A delivery of a share of the Company's common stock in connection with the Distribution also will constitute the delivery of the preferred stock purchase right associated with such share. These rights are intended to have anti-takeover effects in that the existence of the rights may deter a potential acquiror from making a takeover proposal or a tender offer.

  Basis of Presentation

     The combined financial statements have been derived from the financial statements and accounting records of Lucent using the historical results of operations and historical basis of the assets and liabilities of the Company's Businesses. Management believes the assumptions underlying the combined financial statements are reasonable. However, the combined financial statements included herein may not necessarily reflect the Company's results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented.

     The combined financial statements include allocations of certain Lucent corporate headquarters' assets, liabilities, and expenses relating to the Company's Businesses that will be transferred to the Company from Lucent. General corporate overhead has been allocated either based on the ratio of the Company's costs and expenses to Lucent's costs and expenses or based on the Company's revenue as a percentage of Lucent's total revenue. General corporate overhead primarily includes cash management,

                             (DOLLARS IN MILLIONS)

legal, accounting, tax, insurance, public relations, advertising and data services and amounted to $449, $425 and $335 in 1999, 1998 and 1997, respectively. Management believes the costs of these services charged to the Company are a reasonable representation of the costs that would have been incurred if the Company had performed these functions as a stand-alone company. Following the Contribution, the Company will perform these functions using its own resources or purchased services.

     The combined financial statements also include an allocation from Lucent to fund a portion of the costs of basic research conducted by Lucent's Bell Laboratories. This allocation was based on the Company's revenue as a percentage of Lucent's total revenue. This allocation amounted to $78, $66, and $59 for fiscal 1999, 1998 and 1997, respectively. Management believes the costs of this research charge to the Company are a reasonable representation of the costs that would have been incurred if the Company had performed these functions as a stand-alone company. Following the Distribution, the Company will satisfy its basic research requirements using its own resources or through purchased services.

     Lucent uses a centralized approach to cash management and the financing of its operations. Cash deposits from the Company's Businesses are transferred to Lucent on a regular basis and are netted against the owner's net investment account. As a result, none of Lucent's cash, cash equivalents or debt at the corporate level have been allocated to the Company in the combined financial statements. Cash and cash equivalents in the combined financial statements represents amounts held by the Company's foreign operations. Changes in invested equity represent any funding required from Lucent for working capital, acquisition or capital expenditure requirements after giving effect to the Company's transfers to or from Lucent of its cash flows from operations.

     INTEREST EXPENSE

     The Company's combined financial statements include interest expense totaling $90, $94 and $59 in 1999, 1998 and 1997, respectively. The interest rates used equate to an estimate of what the Company believes it would obtain with a "BBB" rating, the assumed credit rating of the Company subsequent to the Distribution. The associated weighted average interest rate for each of the respective years was 6.8%, 6.5% and 7.1%. Average debt balances utilized for the interest expense calculation were $1,320, $1,439 and $825 in 1999, 1998 and 1997, respectively, and were determined based upon the cash flows for each of the periods. In determining the debt balances it was assumed that the September 1997 purchase of Octel was entirely funded by debt. The debt balances utilized to calculate interest expense do not necessarily reflect the level of debt the Company will assume at the Distribution or incur as a stand-alone company. It is anticipated that, upon the Distribution, the Company will assume public debt in an amount appropriate for an investment grade company.

     The Company believes these are reasonable estimates of the cost of financing the Company's assets and operations in the past. However, the Company may not be able to obtain financing at interest rates similar to those used for the interest expense calculation. Accordingly, the Company's interest expense as a stand-alone company may be higher than that reflected in the combined financial statements.

     PENSION AND POSTRETIREMENT COSTS

     At the Distribution, the Company will assume responsibility for pension and postretirement benefits for the active employees of the Company. Obligations related to retired and terminated vested employees as of September 30, 2000 will remain the responsibility of Lucent. Until the Distribution, the Company's employees are participants in the Lucent employee benefit plans and, upon retirement, will be participants in Lucent's postretirement benefit plans. Lucent has managed its employee benefit plans on a consolidated basis and separate Company information is not readily available. Therefore, the Company's share of the Lucent plans' assets and liabilities is not included in the Company's combined financial statements. For purposes of the financial statements the pension and postretirement costs were based on estimated plan

                             (DOLLARS IN MILLIONS)

assets being equal to a proportional share of plan obligations incurred by Lucent for employees who performed services for the Company.

     INCOME TAXES

     The Company's income taxes are calculated on a separate tax return basis. However, Lucent was managing its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that the Company would have followed or will follow as a stand-alone entity.

     INTERIM FINANCIAL INFORMATION (UNAUDITED)

     The financial information as of June 30, 2000 and for the nine month periods ending June 30, 2000 and 1999 is unaudited, but includes all adjustments, consisting only of normal and recurring accruals, that management considers necessary for a fair presentation of its combined results of operations, financial position and cash flows. Results for the nine month period ended June 30, 2000 are not necessarily indicative of results to be expected for the full fiscal year 2000 or any other future period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Combination

     The combined financial statements include certain majority-owned subsidiaries to be transferred in which the Company exercises control and in some cases, assets, liabilities and operations not currently owned by the Company that will be transferred from Lucent, including entities for which no direct ownership relationship existed. Investments in which the Company exercises significant influence, but which it does not control (generally a 20% - 50% ownership interest), are accounted for under the equity method of accounting. All material intercompany transactions and balances between and among the Company Businesses have been eliminated. Transactions between any of the Company Businesses and Lucent are included in these financial statements.

  Use of Estimates

     The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States ("U.S.") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. These estimates include an allocation of costs by Lucent, assessing the collectability of accounts receivable, the use and recoverability of inventory, the realization of deferred tax assets and useful lives for amortization periods of tangible and intangible assets, among others. The markets for the Company's products are characterized by intense competition, rapid technological development and frequent new product introduction, all of which could impact the future realizability of the Company's assets. Actual results could differ from those estimates.

  Foreign Currency Translation

     Balance sheet accounts of the Company's foreign operations are translated from foreign currencies into U.S. dollars at period-end exchange rates while income and expenses are translated at average exchange rates during the period. Translation gains or losses related to net assets located outside the U.S. are shown as a component of accumulated other comprehensive income (loss) in invested equity. Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included in the combined statements of income.

                             (DOLLARS IN MILLIONS)

  Revenue Recognition

     Revenue from sales of communications systems and software is recognized when contractual obligations have been satisfied, title and risk of loss has been transferred to the customer and collection of the resulting receivable is reasonably assured. Revenue from the direct sales of products with installation services is recognized at the time the products are installed, after satisfaction of all the terms and conditions of the underlying customer contract. The Company's indirect sales to distribution partners are recognized at the time of shipment if all contractual obligations have been satisfied. For the Company's value-added services, professional services and services performed under maintenance contracts, the Company recognizes revenue ratably over the term of the underlying customer contract or at the end of the contract, when obligations have been satisfied. For services performed on a time and materials basis, revenue is recognized upon performance. The Company accrues a provision for estimated sales returns and other allowances as a reduction of revenue at the time of revenue recognition, as required.

 Research and Development Costs and Software Development Costs

     Research and development costs are charged to expense as incurred. This line item includes an allocation from Lucent for the costs of basic research conducted by Bell Laboratories (see note 1). The costs incurred for the development of computer software that will be sold, leased or otherwise marketed, however, are capitalized when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies. Costs that are capitalized include direct labor and related overhead.

     Amortization of capitalized software development costs begins when the product is available for general release. Amortization is recognized on a product-by-product basis on the greater of either the sales ratio method or the straight-line method over the products' estimated useful lives. Unamortized capitalized software development costs determined to be in excess of net realizable value of the product are expensed immediately.

  Cash and Cash Equivalents

     Cash and cash equivalents represent amounts held by the Company's foreign operations (see Note 1). All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

  Inventories

     Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market.

  Property, Plant and Equipment

     Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is determined using a straight-line method on either the unit or group method over the estimated useful lives of the various asset classes. The unit method is used for manufacturing and laboratory equipment and large computer systems. The group method is used for other depreciable assets. Estimated lives range from three to ten years for machinery, electronic and other equipment, and thirty years for buildings.

     Major renewals and improvements are capitalized and minor replacements, maintenance and repairs are charged to current operations as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the combined balance sheets and any gain or loss is reflected in the combined statements of income.

                             (DOLLARS IN MILLIONS)

  Internal Use Software

     The Company adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" on October 1, 1999. Certain costs of computer software developed or obtained for internal use, that were previously expensed as incurred, are capitalized and amortized on a straight-line basis over three years. Costs for general and administrative, overhead, maintenance and training, as well as the cost of software that does not add functionality to the existing system, are expensed as incurred. As of June 30, 2000, the Company has unamortized internal use software costs of $42.

  Goodwill and Long-Lived Assets

     Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. Goodwill is amortized on a straight-line basis over the periods benefited. Long-lived assets and goodwill are reviewed for impairment whenever events such as asset impairments, product discontinuance, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may not be recoverable. In reviewing for impairment, the Company compares the carrying value of such assets to the estimated undiscounted future cash flows expected from the use of the asset and its eventual disposition. An impairment loss, equal to the difference between the assets fair value and its carrying value, is recognized when the estimated future cash flows are less than its carrying amount.

  Financial Instruments

     The Company uses various financial instruments, including foreign currency exchange contracts, to manage and reduce risk to the Company by generating cash flows which offset the cash flows of certain transactions in foreign currencies or underlying financial instruments in relation to their amount and timing. The Company's derivative financial instruments are used as risk management tools and are not for trading purposes. The Company's non-derivative financial instruments include letters of credit and commitments to extend credit.

  Income Taxes

     Historically, the Company's operations have been included in Lucent's consolidated income tax returns. Income tax expense in the Company's combined financial statements has been calculated on a separate tax return basis. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

  Other Comprehensive Income

     Comprehensive income includes, in addition to net income, unrealized gains and losses excluded from the combined statements of income and are recorded directly into a separate section of invested equity on the combined balance sheet. These unrealized gains and losses are referred to as other comprehensive income items. The Company's accumulated other comprehensive income (loss) shown on the combined balance sheet consists solely of foreign currency translation adjustments which are not adjusted for income taxes since they relate to indefinite investments in non-U.S. subsidiaries.

                             (DOLLARS IN MILLIONS)

3. ACQUISITIONS, DIVESTITURES AND OTHER TRANSACTIONS

  Acquisitions

     PURCHASE METHOD

     The following table presents information about certain acquisitions by the Company in the fiscal years ended September 30, 1998, and 1997. There were no material acquisitions accounted for under the purchase method in the fiscal year 1999. These acquisitions were accounted for under the purchase method of accounting, and the acquired technology valuation included both existing technology and purchased in-process research and development. The combined financial statements include the results of operations and the estimated fair values of the assets and liabilities assumed from the respective dates of acquisition. All charges related to the write-off of purchased in-process research and development were recorded in the quarter in which the transaction was completed.

                                                                                          AMORTIZATION    AMORTIZATION
                                                                           PURCHASED         PERIOD          PERIOD
                       ACQUISITION   PURCHASE               EXISTING         IPR&D          GOODWILL     EXISTING TECH.
                          DATE        PRICE     GOODWILL   TECHNOLOGY   (NONDEDUCTIBLE)    (IN YEARS)      (IN YEARS)
                       -----------   --------   --------   ----------   ---------------   ------------   --------------
1998
Lannet(1)............      8/98        $115       $ 2         $15            $ 67               7              5
SDX(2)...............      7/98        $207       $96         $16            $ 82              10              5
Prominet(3)..........      1/98        $199       $35         $23            $157               5              6
1997
Octel(4).............      9/97        $724       $74         $57            $393               7              5
Agile(5).............     10/96        $135       $52         $ 2            $ 79               5              2

---------------
(1) Acquisition of Lannet Ltd., an Israeli-based producer of multi-service networking products. The purchase price of $115 was in cash.

(2) Acquisition of SDX Business Systems PLC, a United Kingdom-based provider of multi-service networking products. The purchase price of $207 was in cash.

(3) Acquisition of Prominet Corporation, a producer of multi-service networking products. The purchase price was $199 of Lucent common stock. In addition, under the terms of the acquisition agreement, Lucent had a contingent obligation to pay former Prominet shareowners $35 in Lucent stock. The $35 of Lucent stock was paid in July 1998 and was recorded primarily as goodwill.

(4) Acquisition of Octel Communications Corporation, a provider of voice, fax and electronic messaging technologies to service providers and enterprises. The total purchase price was $1,819, in cash, and the enterprise portion of that business, along with $724 of the purchase price was allocated to the Company.

(5) Acquisition of Agile Networks, Inc., a provider of multi-service networking products. The purchase price of $135 was in cash. In 1999, the net goodwill of $26 was deemed impaired and written off.

     Included in the purchase price for each of the above acquisitions was purchased in-process research and development. As some of the technology had not reached technological feasibility and had no future alternative use, it was written off as a non-tax-deductible charge to earnings immediately upon consummation of the respective acquisition. The remaining purchase price was allocated to tangible assets and intangible assets, including goodwill and existing technology, less liabilities assumed.

     The value allocated to purchased in-process research and development was determined utilizing an income approach that included an excess earnings analysis reflecting the appropriate cost of capital for the investment. Estimates of future cash flows related to the purchased in-process research and development were made for each project based on the Company's estimates of revenue, operating expenses and income

                             (DOLLARS IN MILLIONS)

taxes from the project. These estimates were consistent with historical pricing, margins and expense levels for similar products.

     Revenue was estimated based on relevant market size and growth factors, expected industry trends, individual product sales cycles and the estimated life of each product's underlying technology. Estimated operating expenses, income taxes, and charges for the use of contributory assets were deducted from estimated revenue to determine estimated after-tax cash flows for each project. Estimated operating expenses include cost of goods sold; selling, general and administrative expenses; and research and development expenses. The research and development expenses include estimated costs to maintain the products once they have been introduced into the market and generate revenue and costs to complete the purchased in-process research and development.

     The rates utilized to discount the projected cash flows were based on consideration of Lucent's weighted average cost of capital, as well as other factors including the useful life of each project, the anticipated profitability of each project, the uncertainty of technology advances that were known at the time and the stage of completion of each project.

     Lucent's management was primarily responsible for estimating the fair value of the assets and liabilities acquired, and conducted due diligence in determining the fair value. Lucent made estimates and assumptions that affect the reported amounts of assets, liabilities and expenses resulting from such acquisitions. The Company believes these estimates and allocations are reasonable.

     POOLING OF INTERESTS MERGER

     On July 15, 1999, the Company completed its merger with Mosaix, a provider of software that manages an enterprise's various office functions and helps them deliver more responsive and efficient customer service. Under the terms of the agreement, the outstanding common stock of Mosaix was converted into approximately 2.6 million shares of Lucent common stock with a value of $145. The financial position and results of operations of Mosaix were immaterial to the Company and as such the combined financial statements include the results of operations and the historical basis of the assets acquired and liabilities assumed from the date of acquisition.

  Divestitures

     On March 31, 2000, the Company completed the sale of its U.S. sales division that served small and mid-sized businesses to Expanets, Inc. ("Expanets"). Under the agreement, approximately 1,800 of the Company's sales and sales support employees were transferred to Expanets. Expanets became a distributor of the Company's product to this market and a significant customer of the Company. A gain of $45 was recognized to the extent of cash proceeds received related to the sale of this business.

  Other Transactions

     In 1999, the Company sold equipment, which was previously rented to customers, for $97. The equipment had a net book value of approximately $2 and consisted predominantly of discontinued product lines. The rental income generated by this equipment for the fiscal year 1999, 1998 and 1997 was $79, $91 and $116, respectively.

4. RECENT PRONOUNCEMENTS

     SFAS 133

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging

                             (DOLLARS IN MILLIONS)

Activities" ("SFAS 133"). SFAS 133 establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. SFAS 133 requires the Company to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the Company's rights or obligations under the applicable derivative contract. Subsequent to the issuance of SFAS 133, the FASB has received many requests to clarify certain issues causing difficulties in implementation. In June 2000, the FASB issued SFAS 138 which responds to those requests by amending certain provisions of SFAS 133. These amendments include allowing foreign-currency denominated assets and liabilities to qualify for hedge accounting, permitting the offsetting of selected inter-entity foreign currency exposures that reduce the need for third party derivatives and redefining the nature of interest rate risk to avoid sources of ineffectiveness. The Company expects to adopt SFAS 133 and the corresponding amendments of SFAS 138 in the first quarter of fiscal year 2001. SFAS 133, as amended by SFAS 138, is not expected to have a material impact on the Company's combined results of operations, financial position and cash flows.

     SAB 101

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements and requires adoption no later than the fourth quarter of the Company's fiscal 2001. The Company is currently evaluating the impact of SAB 101 to determine what effect, if any, it may have on the Company's combined financial position and results of operations.

5. SUPPLEMENTARY FINANCIAL INFORMATION

SUPPLEMENTARY INCOME STATEMENT INFORMATION

                                                                 YEAR ENDED
                                                               SEPTEMBER 30,
                                                        ----------------------------
                                                        1999        1998        1997
                                                        ----        ----        ----
INCLUDED IN COSTS
Amortization of software development costs..........    $ 14        $ 24        $51
INCLUDED IN SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES
Amortization of goodwill and existing technology....    $ 59        $ 45        $13
INCLUDED IN COSTS AND OPERATING EXPENSES
Depreciation and amortization of property, plant and
  equipment.........................................    $139        $124        $94
OTHER INCOME -- NET
Gain on foreign currency transactions...............    $ --        $  7        $--
Gain on sale or disposal of property, plant and
  equipment.........................................      --           4          5
Gain on businesses sold.............................      24          --         --
Miscellaneous -- net................................       4          14         12
                                                        ----        ----        ---
Total other income -- net...........................    $ 28        $ 25        $17
                                                        ====        ====        ===

                             (DOLLARS IN MILLIONS)

SUPPLEMENTARY BALANCE SHEET INFORMATION

                                                                        SEPTEMBER 30,
                                                         JUNE 30,      ----------------
                                                           2000         1999      1998
                                                        -----------    ------    ------
                                                        (UNAUDITED)
INVENTORIES
Completed goods.......................................    $  504       $  577    $  625
Work in process and raw materials.....................       232          247       282
                                                          ------       ------    ------
Inventories...........................................    $  736       $  824    $  907
                                                          ======       ======    ======
PROPERTY, PLANT AND EQUIPMENT -- NET
Land and improvements.................................    $   47       $   35    $   37
Buildings and improvements............................       419          366       302
Machinery, electronic and other equipment.............     1,015          979       904
                                                          ------       ------    ------
Total property, plant and equipment...................     1,481        1,380     1,243
Less: Accumulated depreciation and amortization.......      (754)        (704)     (630)
                                                          ------       ------    ------
Property, plant and equipment -- net..................    $  727       $  676    $  613
                                                          ======       ======    ======

SUPPLEMENTARY CASH FLOW INFORMATION

     Payments for interest and income taxes historically have been paid by Lucent on behalf of the Company and do not necessarily reflect what the Company would have paid had it been a stand-alone company. The interest and income tax expense amounts shown in the combined statements of income have been calculated based on management's estimate of what the Company may have incurred had it been a separate company.

     Net transfers (to) from Lucent include the following noncash transactions:
(1) a $96 decrease in owner's net investment for a change in accounting related to pension and postretirement benefit costs reflected in the nine months ended June 30, 1999 and fiscal year ended September 30, 1999, (2) an $82 increase in owner's net investment attributed to the Mosaix pooling of interests merger in the fiscal year ended September 30, 1999, and (3) a $199 increase in owner's net investment to reflect the Prominet acquisition that was purchased with Lucent common stock in the fiscal year ended September 30, 1998.

ACQUISITIONS OF BUSINESSES

     Shown below is the impact on cash flows related to the acquisition of businesses (excluding Prominet which was a non-cash transaction in 1998):

                                                            YEAR ENDED
                                                          SEPTEMBER 30,
                                                          -------------
                                                          1998     1997
                                                          -----    -----
Fair value of assets acquired, net of cash acquired.....  $ 353    $ 966
Less: Fair value of liabilities assumed.................   (105)    (132)
                                                          -----    -----
Acquisitions of businesses, net of cash acquired........  $ 248    $ 834
                                                          =====    =====

6. BUSINESS RESTRUCTURING

     In December 1995, a pre-tax charge of $146 was recorded to cover restructuring costs. The restructuring plans included the exit of certain businesses as well as consolidating business unit operations.

                             (DOLLARS IN MILLIONS)

     Total deductions to the Company's business restructuring reserves were $49 and $37 for the years ended September 30, 1999 and 1998, respectively, and related to employee separation costs. Included in these deductions were cash payments of $16 and $14 for the years ended September 30, 1999 and 1998, respectively. In addition, the Company reversed $33 and $23 of business restructuring reserves primarily related to favorable experience in employee separations for the years ended September 30, 1999 and 1998, respectively. As of September 30, 1999, all restructuring plans were complete and no reserves remain.

7. INCOME TAXES

     Income tax expense in the Company's combined financial statements has been calculated on a separate tax return basis. The following table presents the principal reasons for the difference between the effective tax rate and the U.S. federal statutory income tax rate:

                                                                   YEAR ENDED
                                                                  SEPTEMBER 30,
                                                              ---------------------
                                                              1999    1998    1997
                                                              ----    ----    -----
U.S. federal statutory income tax rate......................  35.0%   35.0%    35.0%
State and local income taxes, net of federal income tax
  effect....................................................   4.2     3.5      4.2
Foreign earnings and dividends taxed at different rates.....   5.0    (1.1)     2.0
Research credits............................................  (3.7)   (2.1)    (1.0)
Purchased in-process research and development...............    --    45.9    239.2
Other differences -- net....................................  (1.1)    0.9      1.1
                                                              ----    ----    -----
Effective income tax rate...................................  39.4%   82.1%   280.5%
                                                              ====    ====    =====
Effective income tax rate excluding purchased in-process
  research and development..................................  39.4%   36.2%    41.3%

     The following table presents the U.S. and foreign components of income before income taxes and the provision for income taxes:

                                                                   YEAR ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                              1999    1998    1997
                                                              ----    ----    ----
INCOME BEFORE INCOME TAXES
U.S.........................................................  $173    $102    $ 39
Foreign.....................................................   134     138      43
                                                              ----    ----    ----
Income before income taxes..................................  $307    $240    $ 82
                                                              ====    ====    ====
PROVISION FOR INCOME TAXES
CURRENT
Federal.....................................................  $ 45    $117    $127
State and local.............................................    19      31      39
Foreign.....................................................    59      30      25
                                                              ----    ----    ----
Sub-total...................................................   123     178     191
                                                              ----    ----    ----
DEFERRED
Federal.....................................................    (3)     20      42
State and local.............................................     1      (1)     (3)
                                                              ----    ----    ----
Sub-total...................................................    (2)     19      39
                                                              ----    ----    ----
Provision for income taxes..................................  $121    $197    $230
                                                              ====    ====    ====

                             (DOLLARS IN MILLIONS)

     The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. The components of deferred tax assets and liabilities at September 30, 1999 and 1998 are as follows:

                                                              SEPTEMBER 30,
                                                              --------------
                                                              1999     1998
                                                              -----    -----
DEFERRED INCOME TAX ASSETS
Benefit obligations.........................................  $214     $122
Accrued liabilities.........................................   176      229
Net operating loss/credit carryforwards.....................    77       61
Valuation allowance.........................................   (73)     (48)
Other.......................................................     4       --
                                                              ----     ----
Total deferred tax assets...................................  $398     $364
                                                              ====     ====
DEFERRED INCOME TAX LIABILITIES
Property, plant and equipment...............................  $ 41     $ 23
Other.......................................................    49       45
                                                              ----     ----
Total deferred tax liabilities..............................  $ 90     $ 68
                                                              ====     ====

     As of September 30, 1999, the Company had tax credit carryforwards of $18 and federal, state and local foreign net operating loss carryforwards (tax effected) of $59. Tax credit carryforwards begin to expire in the year 2003. Federal and state net operating losses begin to expire in the year 2005 while the majority of foreign net operating losses can be carried forward indefinitely.

     The valuation allowance has been established for deferred tax assets primarily related to state tax credit carryforwards and foreign net operating loss carryforwards for which management believes it is more likely than not such deferred tax assets will not be realized.

     The Company has not provided for U.S. deferred income taxes or foreign withholding taxes on $221 of undistributed earnings of its operations outside the U.S. as of September 30, 1999, since these earnings are intended to be reinvested indefinitely.

8. BENEFIT OBLIGATIONS

  Pension and Postretirement Benefits

     At the Distribution, the Company will assume responsibility for pension and postretirement benefit obligations for the active employees of the Company. Obligations related to retired and terminated vested employees as of September 30, 2000 will remain the responsibility of Lucent. Until the Distribution, the Company's employees will be participants in the Lucent pension plans and, upon retirement, will be participants in Lucent's postretirement benefit plans. Lucent has managed its employee benefit plans on a consolidated basis, therefore, the Lucent plans' assets and liabilities are not included in the Company's combined financial statements.

     The pension and postretirement costs incurred by Lucent for employees who performed services for the Company were based on estimated plan assets being equal to a proportional share of plan obligations incurred by Lucent for employees who performed services for the Company. In relation to the Lucent plans, the Company recorded pension expense of $97, $70 and $84, and postretirement benefit expense of $62, $49 and $49 in 1999, 1998 and 1997, respectively. In connection with the Distribution, the Company will receive the assets and liabilities of various existing Lucent pension and other employee benefit plans related to the employees for whom the Company is assuming responsibility.

                             (DOLLARS IN MILLIONS)

     Effective October 1, 1998, Lucent changed its method for calculating the market-related value of plan assets used in determining the expected return-on-asset component of annual net pension and postretirement benefit costs. Under the previous accounting method, the calculation of the market-related value of plan assets included only interest and dividends immediately, while all other realized and unrealized gains and losses were amortized on a straight-line basis over a five-year period. The new method used to calculate market-related value includes recognizing immediately an amount based on Lucent's historical asset returns and amortizes the difference between that amount and the actual return on a straight-line basis over a five-year period. The new method is preferable under SFAS No. 87 because it results in calculated plan asset values that are closer to current fair value, thereby lessening the accumulation of unrecognized gains and losses while still mitigating the effects of annual market value fluctuations.

     The cumulative effect of this accounting change for the Company related to periods prior to fiscal year 1999 of $158 ($96 after-tax) is a one-time, non-cash credit to fiscal 1999 earnings. This accounting change also resulted in a reduction in benefit costs in the fiscal year ended September 30, 1999 that increased income by $30 ($18 after-tax) as compared with the previous accounting method. The pro forma estimated effect if the accounting change were applied retroactively would be an increase to pre-tax income of $28 and $25 for 1998 and 1997, respectively.

     The information that follows relates to Lucent's employee benefit plans. The following table shows the funded status of Lucent's defined benefit and postretirement plans:

                                                   PENSION            POSTRETIREMENT
                                                   BENEFITS              BENEFITS
                                                SEPTEMBER 30,         SEPTEMBER 30,
                                              ------------------    ------------------
                                               1999       1998       1999       1998
                                              -------    -------    -------    -------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at October 1.............  $27,846    $23,187    $ 9,193    $ 7,939
Service cost................................      509        331         80         63
Interest cost...............................    1,671      1,631        537        540
Actuarial (losses) gains....................   (2,182)     3,811       (240)       919
Amendments..................................    1,534        626       (359)       324
Benefits paid...............................   (1,977)    (1,740)      (607)      (592)
                                              -------    -------    -------    -------
Benefit obligation at September 30..........  $27,401    $27,846    $ 8,604    $ 9,193
                                              -------    -------    -------    -------

CHANGE IN PLAN ASSETS
Fair value of plan assets at October 1......  $36,191    $36,204    $ 3,959    $ 4,152
Actual return on plan assets................    7,114      1,914        776        349
Lucent contributions........................       14         12         29         53
Benefits paid...............................   (1,977)    (1,740)      (607)      (592)
Other (including transfer of assets from
  pension to postretirement plans)..........     (275)      (199)       310         (3)
                                              -------    -------    -------    -------
Fair value of plan assets at September 30...  $41,067    $36,191    $ 4,467    $ 3,959
                                              -------    -------    -------    -------

FUNDED (UNFUNDED) STATUS OF THE PLAN........  $13,666    $ 8,345    $(4,137)   $(5,234)
Unrecognized prior service cost.............    2,583      1,509        121        533
Unrecognized transition asset...............     (645)      (944)        --         --
Unrecognized net gain.......................   (9,466)    (5,175)    (1,014)      (408)
                                              -------    -------    -------    -------
NET AMOUNT RECOGNIZED.......................  $ 6,138    $ 3,735    $(5,030)   $(5,109)

                             (DOLLARS IN MILLIONS)

                                                   PENSION            POSTRETIREMENT
                                                   BENEFITS              BENEFITS
                                                SEPTEMBER 30,         SEPTEMBER 30,
                                              ------------------    ------------------
                                               1999       1998       1999       1998
                                              -------    -------    -------    -------
                                              =======    =======    =======    =======
Amounts recognized in the Lucent
  consolidated balance sheets consist of:
Prepaid pension costs.......................  $ 6,175    $ 3,754    $    --    $    --
Accrued benefit liability...................      (63)       (44)    (5,030)    (5,109)
Intangible asset............................        9          4         --         --
Accumulated other comprehensive income......       17         21         --         --
                                              -------    -------    -------    -------
Net amount recognized.......................  $ 6,138    $ 3,735    $(5,030)   $(5,109)
                                              =======    =======    =======    =======

     Pension plan assets include $287 and $159 of Lucent common stock at September 30, 1999 and 1998, respectively. Postretirement plan assets include $20 and $11 of Lucent common stock at September 30, 1999 and 1998, respectively.

                                                               AS OF SEPTEMBER 30,
                                                             ------------------------
                                                             1999      1998      1997
                                                             ----      ----      ----
PENSION AND POSTRETIREMENT BENEFITS WEIGHTED-AVERAGE
  ASSUMPTIONS
Discount rate..............................................  7.25%     6.0%      7.25%
Expected return on plan assets.............................   9.0%     9.0%       9.0%
Rate of compensation increase..............................   4.5%     4.5%       4.5%

     Lucent has several non-pension postretirement benefit plans. For postretirement health care benefit plans, Lucent assumed a 9.2% annual health care cost trend rate for 2000, gradually declining to 3.9% by the year 2005, after which the trend rate would remain at that level. The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed Lucent health care cost trend rate would have the following effects:

                                                             1 PERCENTAGE POINT
                                                            --------------------
                                                            INCREASE    DECREASE
                                                            --------    --------
Effect on total of service and interest cost components...    $ 23        $ 20
Effect on postretirement benefit obligation...............    $371        $344

  Savings Plans

     The majority of the Company's employees are eligible to participate in savings plans sponsored by Lucent. The plans allow employees to contribute a portion of their compensation on a pre-tax and/or after-tax basis in accordance with specified guidelines. Lucent matches a percentage of employee contributions up to certain limits. The Company's expense related to the Lucent savings plans was $68, $64, and $35 in 1999, 1998 and 1997, respectively. The Company expects to establish similar plans following the Distribution.

9. STOCK COMPENSATION PLANS

     During 1999, 1998 and in prior years, certain employees of the Company were granted stock options and other equity-based awards under Lucent's stock-based compensation plans. During 1999, 1998 and 1997, the Company's employees were also eligible to participate in the Lucent Employee Stock Purchase Plan ("ESPP"). At the time of the Distribution, unvested awards outstanding under Lucent's stock plans that are held by Lucent employees who transfer to the Company will be converted to awards to acquire stock of the Company. Vested Lucent stock options will remain options to acquire Lucent common stock,

                             (DOLLARS IN MILLIONS)

subject to adjustments as described below. The Company will initiate its own employee stock purchase plan at the time of the Distribution.

     The stock options and other awards as converted or adjusted will have the same vesting provisions, option periods, and other terms and conditions as the Lucent options and awards they replaced. The number of shares and exercise price of each stock option will be adjusted so that each option, whether a Lucent option or a Company option, will have the same ratio of the exercise price per share to the market value per share, and the same aggregate difference between market value and exercise price (intrinsic value), as the Lucent stock options prior to the Distribution. No new measurement date is expected to occur upon conversion of the stock options.

     Stock options generally are granted with an exercise price equal to 100% of the market value of a share of common stock on the date of grant, have a ten-year term and vest within four years from the date of grant.

     In connection with certain of the Company's acquisitions, outstanding stock options held by employees of acquired companies became exercisable, according to their terms, for Lucent's common stock effective at the acquisition date. For acquisitions accounted for as purchases, the fair value of these options was included as part of the purchase price.

     Under the terms of Lucent's ESPP, eligible employees may have up to 10% of eligible compensation deducted from their pay to purchase common stock through June 30, 2001. The per share purchase price is 85% of the average high and low per share trading price of Lucent common stock on the New York Stock Exchange on the last trading day of each month. In 1999, 1998 and 1997, 1.2 million, 1.6 million and 2.1 million Lucent shares, respectively, were purchased under the ESPP, at a weighted average price of $47.02, $24.49 and $12.65, respectively.

     Lucent has adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" and, as permitted under SFAS No. 123, applies Accounting Principles Board Opinion ("APB") No. 25 and related interpretations in accounting for its plans. Compensation expense recorded under APB No. 25, which uses the intrinsic value method, was $14, $4 and $2 for the years ended September 30, 1999, 1998 and 1997, respectively. If Lucent had elected to adopt the optional recognition provisions of SFAS No. 123, which uses the fair value-based method, for its stock option plans and employee stock purchase plan, net income for the Company would have been changed to the pro forma amounts indicated below:

                                                              YEAR ENDED SEPTEMBER 30,
                                                              ------------------------
                                                              1999     1998      1997
                                                              -----    -----    ------
NET INCOME
As reported.................................................  $282      $43     $(148)
Pro forma...................................................  $231      $16     $(162)

     The fair value of stock options used to compute pro forma net income disclosures is the estimated fair value at grant date using the Black-Scholes option-pricing model with the following assumptions:

                                                               YEAR ENDED SEPTEMBER 30,
                                                              --------------------------
                                                               1999      1998      1997
                                                              ------    ------    ------
WEIGHTED AVERAGE ASSUMPTIONS
Dividend yield..............................................   0.13%     0.23%     0.65%
Expected volatility.........................................   34.1%     29.3%     22.4%
Risk free interest rate.....................................    5.3%      5.2%      6.4%
Expected holding period (in years)..........................    3.8       5.0       5.0

                             (DOLLARS IN MILLIONS)

     Presented below is a summary of the status of the Lucent stock options held by employees for whom the Company estimates it will assume responsibility, and the related transactions for the years ended September 30, 1999, 1998 and 1997. The stock option activity is not necessarily indicative of what the activity would have been had the Company been a separate stand-alone entity during the periods presented or what the activity may be in the future.

                                                              SHARES     WEIGHTED AVERAGE
                                                              (000'S)     EXERCISE PRICE
                                                              -------    ----------------
OPTIONS OUTSTANDING AT OCTOBER 1, 1996......................   2,197          $10.92
Granted/Assumed*(1).........................................  13,709           11.30
Exercised...................................................    (124)           7.60
Forfeited/Expired...........................................      (8)          11.17
                                                              ------
OPTIONS OUTSTANDING AT SEPTEMBER 30, 1997...................  15,774           11.27
Granted/Assumed*(2).........................................  12,665           31.65
Exercised...................................................  (1,278)           7.73
Forfeited/Expired...........................................     (95)           6.10
                                                              ------
OPTIONS OUTSTANDING AT SEPTEMBER 30, 1998...................  27,066           20.99
Granted/Assumed.............................................   6,814           49.81
Exercised...................................................  (2,246)          11.44
Forfeited/Expired...........................................     (33)          36.86
                                                              ------
OPTIONS OUTSTANDING AT SEPTEMBER 30, 1999...................  31,601           27.87
                                                              ======

---------------
 *  Includes options converted in acquisitions.

(1) Includes options covering 7,713 shares of common stock granted under a broad-based employee plan at a weighted average exercise price of $11.15.

(2) Includes options covering 5,843 shares of common stock granted under a broad-based employee plan at a weighted average exercise price of $37.34.

     The weighted average fair value of the Company's stock options, calculated using the Black-Scholes option-pricing model, granted during the years ended September 30, 1999, 1998 and 1997 is $19.21, $12.35 and $3.56 per share, respectively.

                             (DOLLARS IN MILLIONS)

     The following table summarizes the status of stock options outstanding and exercisable at September 30, 1999:

                                              STOCK OPTIONS                  STOCK OPTIONS
                                               OUTSTANDING                    EXERCISABLE
                                    ----------------------------------    -------------------
                                                WEIGHTED
                                                 AVERAGE
                                                REMAINING     WEIGHTED               WEIGHTED
                                               CONTRACTUAL    AVERAGE                AVERAGE
                                    SHARES        LIFE        EXERCISE    SHARES     EXERCISE
RANGE OF EXERCISE PRICES            (000'S)      (YEARS)       PRICE      (000'S)     PRICE
------------------------            -------    -----------    --------    -------    --------
$ 0.01 to $ 11.14.................  10,352         6.6         $10.53      2,146      $ 9.28
$11.15 to $ 23.07.................   5,528         7.2          17.14        934       14.60
$23.08 to $ 29.09.................     269         8.4          27.26         22       27.22
$29.10 to $ 40.87.................   9,068         9.0          35.88        211       35.34
$40.88 to $ 61.78.................   4,357         9.1          48.83        141       46.69
$61.79 to $102.48.................   2,027         9.8          64.92         19       72.47
                                    ------                                 -----
Total.............................  31,601                      27.87      3,473       14.27
                                    ======                                 =====

     Other stock unit awards are granted under certain award plans. The following table presents the total number of shares of common stock represented by awards granted to Company employees:

                                                            YEAR ENDED SEPTEMBER 30,
                                                           --------------------------
                                                            1999      1998      1997
                                                           ------    ------    ------
Other stock unit awards granted (000's)..................      10       164       711
Weighted average market value of shares granted during
  the period.............................................  $47.73    $24.98    $11.19

10. OPERATING SEGMENTS

     The Company reports its operations in three segments: Communications Solutions, Services and Connectivity Solutions. The Communications Solutions segment represents the Company's core business, comprised of enterprise voice communications systems and software, communications applications, professional services for customer and enterprise relationship management, multi-service networking products and product installation services. The purchase prices of the Company's products typically include installation costs. The Connectivity Solutions segment represents structured cabling systems and electronic cabinets. The Services segment represents maintenance and value-added services.

     Each segment is managed separately as each operation requires different technologies and marketing strategies. Intersegment transactions that occur are based on current market prices and all intersegment profit is eliminated in consolidation. Disclosure of segment information is on the same basis used internally for evaluating segment performance and for deciding how to allocate resources.

     The Company has centralized corporate functions and uses shared service arrangements to realize economies of scale and efficient use of resources. The costs of shared services, and other corporate center operations managed on a common basis, are allocated to the segments based on usage, where possible, or other factors based on the nature of the activity. The accounting policies of the reportable operating segments are the same as those described in the Summary of Significant Accounting Policies (see Note 2).

     Performance measurement and resource allocation for the reportable operating segments are based on many factors. The primary financial measure used is operating income, exclusive of corporate operations including goodwill and existing technology amortization, and of purchased in-process research and development and other costs from business acquisitions (acquisition or integration-related costs).

                             (DOLLARS IN MILLIONS)

  Reportable Segments

                                                NINE MONTHS ENDED             YEAR ENDED
                                                     JUNE 30,               SEPTEMBER 30,
                                                ------------------    --------------------------
                                                 2000       1999       1999      1998      1997
                                                -------    -------    ------    ------    ------
                                                   (UNAUDITED)
Communications Solutions:
  External revenue............................  $3,255     $3,529     $5,088    $4,583    $3,721
  Intersegment revenue........................       9         24         24        --         2
          Total Revenue.......................   3,264      3,553      5,112     4,583     3,723
  Operating income (loss).....................      54        (72)        81       115       166
  Assets......................................   1,829      2,181      2,204     2,274     1,964
  Capital expenditures........................      70         49         64        86        77
  Depreciation and amortization...............      59         64         85        88        91

Services:
  External revenue............................  $1,452     $1,396     $1,900    $1,750    $1,523
  Intersegment revenue........................      --         --         --        --        --
          Total Revenue.......................   1,452      1,396      1,900     1,750     1,523
  Operating income............................     178        137        199       300       330
  Assets......................................     585        664        599       695       491
  Capital expenditures........................      30         16         20        21        32
  Depreciation and amortization...............      18         17         23        19        17

Connectivity Solutions:
  External revenue............................  $  955     $  940     $1,274    $1,408    $1,158
  Intersegment revenue........................       1          8          8        --        --
          Total Revenue.......................     956        948      1,282     1,408     1,158
  Operating income............................      93        103        111       224       113
  Assets......................................     782        793        707       677       509
  Capital expenditures........................      16         37         51        70        66
  Depreciation and amortization...............      30         31         37        30        26

                             (DOLLARS IN MILLIONS)

  Reconciling Items

     A reconciliation of the totals reported for the operating segments to the significant line items in the combined financial statements is as follows:

                                        NINE MONTHS ENDED             YEAR ENDED
                                             JUNE 30,               SEPTEMBER 30,
                                        ------------------    --------------------------
                                         2000       1999       1999      1998      1997
                                        -------    -------    ------    ------    ------
                                           (UNAUDITED)
EXTERNAL REVENUE
  Total reportable segments...........  $5,662     $5,865     $8,262    $7,741    $6,402
  Corporate and other.................       2          5          6        13        11
                                        ------     ------     ------    ------    ------
  Total External Revenue..............  $5,664     $5,870     $8,268    $7,754    $6,413
                                        ======     ======     ======    ======    ======
OPERATING INCOME
  Total reportable segments...........  $  325     $  168     $  391    $  639    $  609
  Goodwill and existing technology
     amortization.....................     (43)       (46)       (59)      (45)      (13)
  Purchased in-process research and
     development......................      --         --         --      (306)     (472)
  Corporate and other.................      --         13         37        21        --
                                        ------     ------     ------    ------    ------
  Total operating income (loss).......  $  282     $  135     $  369    $  309    $  124
                                        ======     ======     ======    ======    ======

     The results of other smaller units and corporate operations are reported in corporate and other. Assets included in corporate and other consist primarily of items not specifically identifiable to the operating segments and principally includes cash, deferred taxes and property, plant and equipment.

  Geographic Information

                                      EXTERNAL REVENUE(1)        LONG-LIVED ASSETS(2)
                                    YEAR ENDED SEPTEMBER 30,        SEPTEMBER 30,
                                   --------------------------    --------------------
                                    1999      1998      1997     1999    1998    1997
                                   ------    ------    ------    ----    ----    ----
U.S..............................  $6,683    $6,376    $5,343    $583    $532    $461
Foreign countries................   1,585     1,378     1,070      93      81      74
                                   ------    ------    ------    ----    ----    ----
  Totals.........................  $8,268    $7,754    $6,413    $676    $613    $535
                                   ======    ======    ======    ====    ====    ====

---------------
(1) Revenue is attributed to geographic areas based on the location of customers.

(2) Represents property, plant and equipment (net).

  Concentrations

     For any period presented, no single customer accounts for more than 10% of the Company's combined revenue. The Company is not aware of any significant concentration of business transacted with a particular supplier that could, if suddenly eliminated have a material adverse affect on the Company's operations. While the Company believes that alternative sources would be available, disruption of its primary source could create a temporary, adverse effect on product shipments.

                             (DOLLARS IN MILLIONS)

11. FINANCIAL INSTRUMENTS

  Fair Value

     The net carrying amounts and estimated fair values of the Company's foreign currency forward exchange contracts and options were immaterial in 1999 and were liabilities in 1998 of $8 and $6, respectively. Market quotes were used to estimate the fair value of foreign currency forward exchange contracts/options. The carrying amounts of cash and cash equivalents, investments and receivables contained in the combined balance sheets approximate fair value.

  Derivative Financial Instruments

     The Company conducts its business on a multinational basis in a wide variety of foreign currencies. Consequently, the Company enters into various foreign exchange forward and option contracts to manage its exposure against adverse changes in those foreign exchange rates. The notional amounts for foreign exchange forward and option contracts represent the U.S. dollar equivalent of an amount exchanged. Generally, foreign currency exchange contracts are designated for firmly committed or forecasted sales and purchases that are expected to occur in less than one year. Gains and losses on all hedged contracts for firmly committed transactions and option contracts for anticipated transactions are deferred in Other current assets and liabilities, are recognized in income when the transactions occur, and are not material to the combined financial statements at September 30, 1999, and 1998. All other gains and losses on foreign currency exchange contracts are recognized in other income-net as the exchange rates change.

     The Company engages in foreign currency hedging activities to reduce the risk that changes in exchange rates will adversely affect the eventual net cash flows resulting from the sale of products to foreign customers and purchases from foreign suppliers. The Company believes that it has achieved risk reduction and hedge effectiveness, because the gains and losses on its derivative instruments substantially offset the gains on the assets, liabilities and transactions being hedged. Hedge effectiveness is periodically measured by comparing the change in fair value of each hedged foreign currency exposure at the applicable market rate with the change in market value of the corresponding derivative instrument.

     The notional amounts at September 30, 1999 and 1998 of the Company's foreign exchange forward contracts were $93 and $211, respectively, and foreign exchange option contracts were $52 and $21, respectively. In 1999, these notional amounts principally represent contracts in Canadian dollars, British pounds and Dutch guilders. Notional amounts represent the face amount of the contractual arrangements and the basis on which U.S. dollars are to be exchanged and are not a measure of market or credit exposure.

  Non-Derivative and Off-Balance-Sheet Instruments

     Requests for providing commitments to extend credit and financial guarantees are reviewed and approved by senior management. Management regularly reviews all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the adequacy of the Company's reserve for possible credit and guarantee losses.

     At September 30, 1999 and 1998, in management's opinion, there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments.

  Letters of Credit

     Letters of credit are purchased guarantees that ensure the Company's performance or payment to third parties in accordance with specified terms and conditions which amounted to approximately $20 as of September 30, 1999 and 1998.

                             (DOLLARS IN MILLIONS)

12. TRANSACTIONS WITH LUCENT

     For the years 1999, 1998 and 1997, the Company had $108, $90 and $97, respectively, of revenue for products sold to Lucent. For the years 1999, 1998 and 1997, the Company had $189, $244 and $205, respectively, of products purchased from Lucent.

     In connection with the Contribution and Distribution, the Company and Lucent are expected to execute and deliver the Contribution and Distribution Agreement (the "Contribution and Distribution Agreement"), and certain related agreements which are summarized below. This summary is qualified in all respects by the terms of the Contribution and Distribution Agreement and such related agreements.

  Contribution and Distribution Agreement

     Pursuant to the Contribution and Distribution Agreement, Lucent expects to transfer to the Company substantially all of the assets, liabilities and operations associated with the Company's Businesses. The Contribution and Distribution Agreement, among other things, provides that the Company will indemnify Lucent for all liabilities relating to the Company's Businesses and for all contingent liabilities primarily relating to the Company's Businesses or otherwise assigned to the Company. In addition, the Contribution and Distribution Agreement provides that certain contingent liabilities not allocated to one of the parties will be shared by Lucent and the Company in proportion to the respective book value of their assets. The Contribution and Distribution Agreement also provides that each party will share specified portions of contingent liabilities based upon agreed percentages related to the business of the other party that exceed $50 million.

  Employee Benefits Agreement and Plans

     The Company and Lucent are expected to enter into an Employee Benefits Agreement, pursuant to which the Company will create independent pension and other employee benefit plans that are substantially similar to Lucent's existing pension and other employee benefit plans. This agreement will provide for the transfer of assets and liabilities of various existing Lucent pension and other employee benefit plans related to Lucent employees who are transferring to the Company. Generally, following the Distribution, Lucent will cease to have any liability or obligation to the Company's current employees and their beneficiaries under any of Lucent's benefit plans, programs or practices. Under the agreement, the Company will receive assets and liabilities of various existing Lucent pension and other employee benefit plans related to the employees for which the Company is assuming responsibility.

  Federal, State and Local Tax Allocation Agreements

     The Company and Lucent are expected to continue the existing State and Local Income Tax Allocation Agreement and the existing Federal Tax Allocation Agreement by and among Lucent and its subsidiaries. These tax agreements govern the allocation of state, local and federal income taxes for periods prior to and including the date of the Distribution.

  Tax Sharing Agreement

     The Company and Lucent are expected to enter into a Tax Sharing Agreement, which will govern the Company's and Lucent's respective rights, responsibilities and obligations after the Distribution with respect to taxes for the periods ending on or before the Distribution. Generally, pre-Distribution taxes that are clearly attributable to the business of one party will be borne solely by that party, and other pre-Distribution taxes will be shared by the parties based on a formula set forth in the Tax Sharing Agreement. In addition, the Tax Sharing Agreement will address the allocation of liability for taxes that are incurred as a result of restructuring activities undertaken to implement the distribution. If the distribution fails to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code

                             (DOLLARS IN MILLIONS)

because of an acquisition of our stock or assets, or some other actions of ours, then we will be solely liable for any resulting corporate taxes.

  Global Purchase and Service Agreement

     The Company and Lucent are expected to enter into a Global Purchase and Service Agreement under which the Company will provide to Lucent products for internal use. These products include the Company's enterprise voice communications products as well as multi-service networking products. The agreement neither grants to the Company an exclusive right to provide Lucent any or all of these products or services, nor does it require the procurement of products or services from the Company by Lucent. The pricing terms of goods and services covered by the Global Purchase and Service Agreement will reflect negotiated prices.

  General Sales Agreement and Microelectronics Product Purchase Agreement

     The Company and Lucent are expected to enter into a General Sales Agreement and a Microelectronic Product Purchase Agreement, which will govern transactions pursuant to which Lucent will provide its products and services that are not part of the business not being transferred to the Company. These agreements neither grant to Lucent an exclusive right to provide the Company with any or all products or services, nor require the procurement of products or services from Lucent by the Company. The pricing terms of goods and services covered by the General Sales Agreement and Microelectronics Product Purchase Agreement will reflect negotiated prices.

  Other Commercial Agreements

     In addition to the above listed agreements, the Company and Lucent are expected to enter into a number of other commercial agreements to govern resale, subcontracting and original equipment manufacturing arrangements between Lucent and the Company. The pricing terms of the products, and services covered by the other commercial agreements will reflect negotiated prices.

  Interim Services and Systems Replication Agreement

     The Company and Lucent are expected to enter into an Interim Services and Systems Replication Agreement to provide each other, on an interim, transitional basis, with various data processing services, telecommunications services and corporate support services, including: accounting, financial management, information systems management, tax, payroll, legal, human resources administration, procurement and other general support. Furthermore, under the terms of this agreement, Lucent will provide the Company with technical support for the Company's converged voice and data products for a specified period of time. Specific charges for such services are generally intended to allow the company providing services to recover direct costs plus expenses, without profit.

     The Interim Services and Systems Replication Agreement will also provide for the replication and transfer of specified computer systems used for administrative support or used in the Company's Businesses or Lucent's retained businesses. The systems include specified hardware, software, data storage or maintenance and support components. Costs and expenses of purchasing hardware or obtaining software will be borne by the party purchasing the hardware or licensing the software.

  Real Estate Agreements

     Lucent and the Company are expected to also enter into various leases and sublease arrangements for the sharing of certain facilities for a transitional period on commercial terms. In the case of owned real estate to be leased, the lease terms will be either two or three years, except that a limited number of leases may be terminated on 90 days' notice by the tenant. In the case of subleases or sub-subleases of

                             (DOLLARS IN MILLIONS)

property, the lease term will generally coincide with the remaining term of the primary lease or sublease, respectively.

  Trademark License Agreement

     The Company and Lucent are expected to enter into a Trademark License Agreement, pursuant to which the Company will have rights, on a royalty-free basis, to continue to use the Lucent brand for specified transition periods following the Distribution.

  Patent Assignment

     Pursuant to the Patent Assignment, Lucent and its subsidiary, Lucent Technologies Guardian Corp., are expected to transfer to a subsidiary of the Company certain patents and patent applications held by Lucent and Lucent Technologies Guardian Corp. that relate principally to the Company's Businesses. Lucent will retain ownership of all other patents and patent applications currently owned by Lucent.

  Technology Assignment and Joint Ownership Agreement

     The Company and Lucent are expected to execute and deliver assignments and other agreements, including the technology assignment, related to technology currently owned or controlled by Lucent and its subsidiaries. Technology will include copyrights, mask works and other intellectual property other than trademarks, trade names, service marks and patent rights. The technology assignment will divide ownership of technology between the Company and Lucent, with each owning technology that was developed by or for, or purchased by, each company for their respective businesses. Certain specified technology will be owned jointly by the Company and Lucent.

  Patent and Technology License Agreement

     The Company and Lucent are expected to enter into a Patent and Technology License Agreement under which Lucent and the Company will grant to each other under certain patents and technology, a nonexclusive, personal, nontransferable license to make, have made, use, lease, import, offer to sell, and sell any and all products and services of the businesses in which the licensed company, including specified related companies, is now or hereafter engaged. The cross-licenses also permit each company, subject to specified limitations, to have third parties make items under the other company's patents, as well as to pass through to customers certain rights under the other company's patents with respect to products and services furnished to customers by the licensed company.

  Development Project Agreement

     Lucent and the Company are expected to enter into a Development Project Agreement governing their future commercial relationship under which Lucent's Bell Labs will perform certain development activities for the Company, and the Company will perform certain development activities for Lucent. Under this agreement, Bell Labs will perform specific research and development projects on a contract basis for the Company.

13. COMMITMENTS AND CONTINGENCIES

     In the normal course of business, the Company is subject to proceedings, lawsuits and other claims, including proceedings under laws and government regulations related to environmental and other matters. The telecommunications industry is characterized by substantial litigation regarding patents and other intellectual property rights. From time to time, the Company may be party to various inquiries or claims in connection with these rights. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, the ultimate aggregate amount of monetary liability or financial

                             (DOLLARS IN MILLIONS)

impact with respect to these matters at March 31, 2000 cannot be ascertained. While these matters could affect the operating results of any one quarter when resolved in future periods and while there can be no assurance with respect thereto, management believes that after final disposition, any monetary liability or financial impact to the Company beyond that provided for at March 31, 2000, would not be material to the annual combined financial statements.

  Risks and Uncertainties

     The Company has no history operating as an independent company, and it may be unable to make the changes necessary to operate as a stand-alone business, or it may incur greater costs as a stand-alone company that may cause its profitability to decline. Prior to the Distribution, the Company's business was operated by Lucent as a segment of its broader corporate organization rather than as a separate stand-alone company. Lucent assisted the Company by providing financing, particularly of acquisitions, as well as providing corporate functions such as identifying and negotiating acquisitions, and legal and tax functions. Following the Distribution, Lucent will have no obligation to provide assistance to the Company other than the interim and transitional services, which will be provided by Lucent. Because the Company's businesses have never been operated as an independent company, it cannot provide assurance that it will be able to successfully implement the changes necessary to operate independently or that the Company will not incur additional costs operating independently that will cause its profitability to decline.

  Legal Proceedings

     From time to time the Company is involved in legal proceedings arising in the ordinary course of business. The Company believes there is no litigation pending that should have, individually or in the aggregate, a material adverse effect on its financial position or results of operations. The Company is involved in three purported class action lawsuits related to Y2K issues. Although the Company believes that the outcome of these actions will not adversely affect our business prospects, if these cases progress, they will require expenditure of significant legal costs related to their defense.

  Legal Proceedings Update (Unaudited)

     In September 2000, one of the three purported class action lawsuits relating to Y2K issues was dismissed.

  Environmental Matters

     The Company is subject to a wide range of governmental requirements relating to employee safety and health and to the handling and emission into the environment of various substances used in its operations. The Company is subject to certain provisions of environmental laws, particularly in the U.S., governing the cleanup of soil and groundwater contamination. Such provisions impose liability for the costs of investigating and remediating releases of hazardous materials at currently or formerly owned or operated sites of the Company. In certain circumstances, this liability may also include the cost of cleaning up historical contamination, whether or not caused by the Company. The Company is currently conducting investigation and/or cleanup of known contamination at approximately five of the Company's facilities either voluntarily or pursuant to government directives.

     It is often difficult to estimate the future impact of environmental matters, including potential liabilities. The Company has established financial reserves to cover environmental liabilities where they are probable and reasonably estimable. Reserves for estimated losses from environmental matters are, depending on the site, based primarily upon internal or third-party environmental studies and the extent of contamination and the type of required cleanup. Although the Company believes that its reserves are adequate to cover known environmental liabilities, there can be no assurance that the actual amount of

                             (DOLLARS IN MILLIONS)

environmental liabilities will not exceed the amount of reserves for such matters or will not have a material adverse effect on the Company's combined financial position, results of operations or cash flows.

  Leases

     The Company leases land, buildings and equipment under agreements that expire in various years through 2019. Rental expense under operating leases was $146, $94 and $67 for the years ended September 30, 1999, 1998 and 1997, respectively. The table below shows the future minimum lease payments due under non-cancelable operating leases at September 30, 1999. Such payments total $284.

        YEAR ENDED SEPTEMBER 30,
----------------------------------------
                                   LATER
2000   2001   2002   2003   2004   YEARS
----   ----   ----   ----   ----   -----
$85    $66    $41    $30    $22     $40

     The Company also has sales-type and direct financing leases for certain products. Lease payment receivables under such agreements were $43 and $50 as of September 30, 1999 and 1998, respectively. The table below shows the future minimum lease payments to be received under sales-type and direct financing leases at September 30, 1999. Such payments to be received total $43.

        YEAR ENDED SEPTEMBER 30,
----------------------------------------
                                   LATER
2000   2001   2002   2003   2004   YEARS
----   ----   ----   ----   ----   -----
$13    $10     $8     $6     $4     $2

14. QUARTERLY INFORMATION (UNAUDITED)

                                                      FISCAL YEAR QUARTERS
                                         -----------------------------------------------
                                         FIRST     SECOND    THIRD     FOURTH     TOTAL
                                         ------    ------    ------    ------     ------
YEAR ENDED SEPTEMBER 30, 1999
Revenue................................  $1,894    $1,938    $2,038    $2,398(2)  $8,268
Gross margin...........................     840       841       939     1,084      3,704
Net income (loss) before cumulative
  effect of accounting change..........       4       (34)       87       129        186
Cumulative effect of accounting
  change(1)............................      96        --        --        --         96
Net income (loss)......................     100       (34)       87       129        282
YEAR ENDED SEPTEMBER 30, 1998
Revenue................................  $1,865    $1,690    $1,918    $2,281     $7,754
Gross margin...........................     919       776       850     1,102      3,647
Net income (loss)......................     105       (97)       59       (24)        43

---------------
(1) Effective October 1, 1998, the Company changed its method for calculating the market-related value of plan assets used in determining the expected return-on-asset component of annual net pension and postretirement benefit costs (see Note 8 to the combined financial statements).

(2) In 1999, the Company sold equipment, which was previously rented to customers for $97. The equipment had a net book value of approximately $2 and consisted predominantly of discontinued product lines.

                             (DOLLARS IN MILLIONS)

15.  SUBSEQUENT EVENTS AND OTHER RELATED PARTY TRANSACTIONS (UNAUDITED)

  Subsequent Events

     On August 8, 2000, the Company entered into an agreement with Warburg, Pincus Equity Partners, L.P. and related investment funds, collectively referred to as the investors, to sell to them 4,000,000 shares of the Company's Series B convertible participating preferred stock and warrants to purchase the Company's common stock for an aggregate purchase price of $400. The consummation of this equity investment is subject to a number of conditions, including consummation of the Distribution. Based on an agreed formula, the Series B convertible participating preferred stock is expected to be initially convertible into approximately 5.0% of the Company's fully diluted common stock, calculated using a modified treasury stock method as of the 90th day after issuance. The warrants have an exercise price equal to 130% of the conversion price for the Series B convertible participating preferred stock. The warrants are exercisable for 3.6% of a total number of shares of common stock to be calculated pursuant to an agreed upon formula as of the 90th day after issuance. Of these warrants, warrants exercisable for 2.0% of such total number of shares of common stock will have a four-year term and warrants exercisable for 1.6% of such total number of shares of common stock will have a five-year term. During a period commencing no later than June 30, 2001, until the second anniversary of their issuance, if the market price of the Company's common stock exceeds agreed upon trading price levels, the Company can force conversion of up to 50% of the warrants.

     The shares of Series B convertible participating preferred stock will have an aggregate initial liquidation value of $400 and will accrete for the first ten years at an annual rate of 6.5%, compounded quarterly. After the third anniversary of the issue date, 50% of the amount accreted for the year may be paid in cash as a dividend on a quarterly basis, at the Company's option. From the fifth anniversary of the issue date through the tenth anniversary, the Company may elect to pay 100% of the amount accreted for the year as a cash dividend on a quarterly basis. Following the tenth anniversary of the issue date, the Company will pay quarterly cash dividends at an annual rate of 12% of the then accreted liquidation value of the Series B convertible participating preferred stock, compounded quarterly. The Series B convertible participating preferred shares also participate, on an as-converted basis, in dividends paid on the Company's common stock.

     Once the conversion rate is known at Distribution, it may be determined that a beneficial conversion feature exists which would serve as a further dilution to earnings per share.

     In August 2000, the Company was advised by Region 6 of the National Labor Relations Board that it has been authorized to file a complaint alleging that Lucent has refused to bargain over the outsourcing of certain of its manufacturing activities. Because the complaint will relate to some of the manufacturing facilities that will be transferred to the Company as part of the distribution, the Company expects to become a party to this action. If the Company is unsuccessful in resolving these charges, as they relate to the Company, the Company's operations may be disrupted, the Company's initiative to outsource substantially all of its manufacturing may be delayed or prohibited or the Company may incur additional costs that may decrease its profitability.

  Other Related Party Transactions

     Henry Schacht, who will be chairman of the Company's board of directors following the Distribution, is a managing director and senior advisor of an affiliate of an investor.

     During fiscal 2000, a privately held business, of which Mr. Schacht holds an 80% equity interest and of which his son is the controlling shareholder, purchased and paid for call center equipment and consulting services from the Company for a total of approximately $800 thousand. This business continues to purchase routine services from the Company on a time and materials basis.

                          AVAYA INC. AND SUBSIDIARIES
                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                             (DOLLARS IN MILLIONS)

                 COLUMN A                     COLUMN B           COLUMN C           COLUMN D      COLUMN E
------------------------------------------  ------------   ---------------------   ----------   -------------
                                                                 ADDITIONS
                                                           ---------------------
                                             BALANCE AT     CHARGED     CHARGED
                                            BEGINNING OF   TO COSTS &   TO OTHER                 BALANCE AT
                                               PERIOD       EXPENSES    ACCOUNTS   DEDUCTIONS   END OF PERIOD
                                            ------------   ----------   --------   ----------   -------------
YEAR 1999
Allowance for doubtful accounts...........      $82           $25          $1         $50            $58
YEAR 1998
Allowance for doubtful accounts...........       57            33          17          25             82
YEAR 1997
Allowance for doubtful accounts...........       42            25           8          18             57

                                       S-1